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REGISTRANT'S NAME European Aeronautic Defence & Space Co

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Financial Statements and Corporate Governance 2005

82-34662

ARLS
12-21-05

RECEIVED
2006 JUN -2 P 12:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

European Aeronautic
Defence & Space Co


EADS

The step beyond

The complete EADS Annual Report Suite 2005 consists of:


Leading
Edge
EADS

Annual Review
2005 (1)


Financial
Statements
and Corporate
Governance
2005
EADS

Financial Statements and
Corporate Governance
2005 (2)


Business,
Legal and
Corporate
Responsibility
2005
EADS

Business, Legal and
Corporate Responsibility
2005 (3)
(available on request)



The online version of the Annual Report Suite 2005 is available at www.reports.eads.com


SEC MAIL PROCESSING
RECEIVED
JUN 0 1 2006
WASH., D.C.
199
SECTION



FINANCIAL STATEMENTS AND CORPORATE GOVERNANCE

A message from the Chief Operating Officer for Finance

Dear Shareholders, Customers and Employees,







Hans Peter Ring
COO for Finance

2005 was the best year ever in EADS history. Financial discipline, vigorous business development, a strong management team and a dedicated workforce- these remain the success factors for delivering excellent financial performance for the sixth consecutive year!

Airbus leadership continued in 2005, the best year ever in terms of deliveries, order intake and profitability. The €93 billion order intake achieved in 2005 validates our belief that the aviation market remains in a vigorous up-cycle. Most impressively, our order backlog of over €250 billion is at historic levels – offering five years of forward visibility.

The civil helicopter, freighter conversion and turboprop businesses performed exceptionally well. Our defence businesses also contributed stronger results and Space continued its recovery by posting further improved results. This is fresh evidence that EADS is becoming a successfully balanced concern in almost every relevant aerospace segment.

Another favourable development was the partial recovery of the U.S. Dollar in 2005. Cautiousness is still required however. We, therefore, strengthened our hedge book appropriately, in line with business conservatism and sound profitability targets.

Existing cost-savings programs such as Airbus Route 06 continued to be actively pursued. And we see further cost-savings potential across our other businesses.

During 2005, we maintained significant cash reserves of over €5 billion. We have deliberately conserved cash in order to give us the financial flexibility to: fund new internal initiatives; invest in innovation; and take advantage of business development and M&A opportunities as they arise. Moreover, a conservative approach to cash is a key element of our single A rating – a real competitive asset in our industry.

EADS now has a strong basis for future growth. All the fundamentals are in place. The next phase in our history of ambitious achievement will be characterized by three paths or enablers of growth: internationalisation, innovation, and improvement.

Internationalisation means enhancing our position in the growth markets of the world. We are implementing this process through a targeted combination of direct investment, strategic partnerships, and M&A, backed by a global procurement network. The mix will be specifically adapted to the local or regional context, as we look toward Asia and the Americas for new sources of high margin sales.

Innovation is already a hallmark of EADS – As our A380 illustrates. Yet the task we have set before the company is to bring to market breakthrough products at a more accelerated pace. Behind the scenes, we are focusing intensely on making our industrial and management processes more creative, more cutting edge. We want to ensure that management is looking ahead, targeting the necessary resources on the types of innovation that deliver the best overall value for our military and commercial customers.

Improvement in performance must be a constant task of management. We are determined to deliver impressive results for our shareholders in 2006 and beyond. Indeed, our aspiration is to achieve performance standards which are benchmark for our industry.

Improvement also means being best-in-class when it comes to business intelligibility. In 2005, we implemented our integrated state-of-the-art Risk Management and Internal Control system. This system augments an already impressive array of tools which enable high transparency in our reporting. Given the long-term nature of our businesses and required investments we consider that the further development of the Risk Management processes are crucial for actively steering towards a predictable, sustainably excellent and constantly improving organisation.

Finally, we are seeing a further maturation in the EADS shareholder structure. On 9th April 2006, two of our founding shareholders, DaimlerChrysler and Lagardère SCA, announced their intention to reduce their holdings while still remaining committed to being long-term shareholders of EADS. This increases the free float, both now and over the next three years, enhancing the attractiveness of EADS as a global investment.

We are looking forward to an exciting 2006, and to delivering the results you have come to expect of EADS.

Yours truly,



Hans Peter Ring
Chief Operating Officer for Finance

EADS Registration Document

Part 1

(Financial Statements and Corporate Governance)

European Aeronautic Defence and Space Company EADS N.V. (the "**Company**" or "**EADS**") is a Dutch company, which is listed in France, Germany and Spain. Given this fact, the applicable regulations with respect to public information and protection of investors, as well as the commitments made by the Company to securities and market authorities, are described in this Registration Document (the "**Registration Document**").

This Registration Document was prepared in accordance with Annexe 1 of the EC Regulation 809 / 2004, filed in English with, and approved by, the *Autoriteit Financiële Markten* (the "AFM") on 26th April 2006 in its capacity as competent authority under the *Wet toezicht effectenverkeer* 1995 (as amended) pursuant to the Directive 2003 / 71 / EC. When used as a Registration Document, this document entitled Financial Statements and Corporate Governance - (Registration Document Part 1) must be read in conjunction with the document entitled Business, Legal and Corporate Responsibility - (Registration Document Part 2). This Registration Document may be used in support of a financial transaction as a document forming part of a prospectus in accordance with Directive 2003 / 71 / EC only if it is supplemented by a securities note and a summary approved by the AFM.

Financial Statements and Corporate Governance

Registration Document - Part 1

Risk Factors

1

Net Assets, Financial Position, Results

2

Corporate Governance

3

Outlook

Financial Statements and Corporate Governance

Registration Document - Part 1

EADS Business, Legal and Corporate Responsibility

Registration Document – Part 2

Chapter 3 - General Description of the Company and its Share Capital p. 95

Chapter 4 - Entity Responsible for the Registration Document 133

Risk Factors

EADS and its subsidiaries (the "**Group**") are subject to many risks and uncertainties that may affect its financial performance. The business, financial condition or results of operations of EADS could be materially adversely affected by the risks described below. These risks are not the only ones facing EADS. Additional risks not presently known to EADS or that it currently deems immaterial may also impair its business operations.

1. Financial Market Risks

Exposure to Foreign Currencies

EADS' revenues are mainly denominated in U.S. Dollars, while a substantial portion of its costs is incurred in Euro and Pounds Sterling. Consequently, to the extent EADS were not to use financial instruments to cover its exposure resulting from this foreign currency mismatch, its profits would be affected by changes in the Euro-U.S. Dollar and Pound Sterling- U.S. Dollar exchange rates. EADS has, therefore, implemented an exchange rate strategy in order to manage and minimize such exposure. In order to secure the rates at which U.S. Dollar revenues (arising primarily at Airbus and in the commercial satellite business) are converted into Euro or Pounds Sterling, EADS manages a long-term hedging portfolio. There are complexities inherent in determining whether and when foreign exchange rate exposure of EADS will materialize, in particular given the possibility of unpredictable revenue variations arising from order cancellations and postponements. Furthermore, as a significant portion of EADS' foreign currency exposure is hedged through contractual arrangements with third parties, EADS is exposed to the risk of non-performance by its approximately 40 hedging counterparties. No assurances may be given that EADS' exchange rate hedging strategy will protect it fully from significant changes in the exchange rate of the U.S. Dollar to the Euro and the Pound Sterling and that such changes will not affect its results of operation and financial condition.

EADS' consolidated revenues, costs, assets and liabilities denominated in currencies other than the Euro are translated into the Euro for the purposes of compiling its financial statements. As EADS' exchange rate hedging strategy aims to cover its cash flows, and, to a large extent, EBIT*, changes in the value of these currencies relative to the Euro will have an effect on the Euro value of EADS' reported revenues, costs, assets and liabilities and, to a lesser extent, EBIT*.

Currency exchange rate fluctuations in those currencies other than the U.S. Dollar in which EADS incurs its principal manufacturing expenses (mainly the Euro) may have the effect of distorting competition between EADS and competitors whose costs are incurred in other currencies. This is particularly true with respect to fluctuations relative to the U.S. Dollar, as many of EADS' products and those of its competitors (e.g., in the defence export market) are priced in U.S. Dollars. EADS' ability to compete with competitors may be eroded to the extent that any of EADS' principal currencies appreciates in value against the principal currencies of such competitors.

See "1.1.4.3 EBIT* Performance by Division — Hedging Impact on EBIT*" for a discussion of EADS' foreign currency hedging policy. See "1.1.3.5 Accounting for Hedged Foreign Exchange Transactions in the Financial Statements" for a summary of EADS' accounting treatment of foreign currency hedging transactions.

Exposure to Sales Financing Risk

In support of sales, EADS (primarily through Airbus and ATR with respect to commercial aircraft) may agree to participate in the financing of customers. As a result, EADS has a significant portfolio of leases and other financing arrangements with airlines. The risks arising from EADS' sales financing activities may be classified into two categories: (i) credit risk, which concerns the customer's ability to perform its obligations under a financing arrangement and (ii) aircraft value risk, which primarily relates to unexpected decreases in the future value of aircraft. Measures taken by EADS to mitigate these risks include optimised financing and legal structures, diversification over a number of aircraft and customers, credit analysis of financing counterparties, provisioning for the credit and asset value exposure, and transfers of exposure to third parties. No assurances may be given that these measures will protect EADS fully from defaults by its customers or significant decreases in the value of the financed aircraft in the resale market.

EADS' sales financing arrangements expose it to aircraft value risk, because it retains collateral interests in aircraft for the purpose of securing customers' performance of their financial obligations to EADS, and because it guarantees part of the market value of certain aircraft during limited periods after their delivery to customers. Under adverse market conditions, the market for used aircraft could become illiquid and the market value of used aircraft could significantly decrease below projected amounts. In the event of a financing customer default at a time when the market value for a used aircraft has unexpectedly decreased, EADS would be exposed to the difference between the outstanding loan amount and the market value of the aircraft. Similarly, if an unexpected decrease in the market value of a given aircraft coincided with the exercise window of an asset value guarantee ("**AVG**") with respect to that aircraft, EADS would be exposed to losing as much as the difference between the market value of such aircraft and the AVG amount. No assurances may be given that the provisions taken by EADS will be sufficient to cover these potential shortfalls.

Through the Airbus Asset Management Division or as a result of past financing transactions, EADS is the owner of used aircraft, exposing it directly to fluctuations in the market value of these used aircraft.

Counterparty Credit Risk

EADS is exposed to credit risk to the extent of non-performance by its financial instrument counterparties. However, the Group has policies in place to avoid concentrations of credit risk and to ensure that credit risk is limited.

Cash transactions and derivative counterparties are limited to high credit quality financial institutions. EADS has set up a credit limit system to actively manage and limit its credit risk exposure. This limit system assigns maximum exposure lines to counterparties of financial transactions, based at a minimum on their credit ratings as published by Standard & Poor's, Moody's and Fitch IBCA. The respective limits are regularly monitored and updated.

As counterparty credit risk also arises in the context of sales financing transactions, EADS' general policy is to provide financing to customers and through structures with an appropriate credit standing. See "1.1.7.4 Sales Financing".

Exposure on Equity Investment Portfolio

EADS holds several equity investments for industrial reasons. None of the equity investments are held for speculative or trading purposes. Equity investments are either accounted for using the equity method (associated companies), if EADS has the ability to exercise significant influence, or at fair value. If fair value is not readily determinable, the investment is measured at cost.

Changes in the value of equity investments mainly depend on their performance. EADS' principal investment in associates is Dassault Aviation. The net asset value of this investment was €1.9 billion at 31st December 2005. EADS considers its risk to unexpected changes in the value of Dassault Aviation as well as to all other associated companies as remote.

For equity investments other than associates, which make up only a fraction of EADS' total assets, EADS regards the risk of negative changes in fair value or impairments on these investments as non-significant.

Treasury shares held by EADS are not considered to be equity investments. Additionally, treasury shares are not regarded as being exposed to risk, as any change in value of treasury shares is recognised directly in equity only when sold to the market and never affects net income. Treasury shares are held to hedge the dilution risk arising from employee stock ownership plans and the exercise by employees of stock options.

2. Business-Related Risks

Aircraft Market Cyclicality

In 2005, the combined revenues generated from Airbus and ATR represented approximately two thirds of EADS' consolidated revenues. Historically, the commercial passenger aircraft market has shown cyclical trends due in part to the sensitivity of passenger demand in the air travel market to growth in gross domestic product ("**GDP**"). The growth in EADS' commercial aircraft activities has consequently been correlated to growth in GDP. Other factors, however, play an important role, such as (i) the average age and technical obsolescence of the fleet relative to new aircraft, (ii) the number and characteristics of aircraft taken out of service and parked pending potential return into service, (iii) passenger load factors, (iv) airline pricing policies, (v) airline financial health and (vi) deregulation.

EADS and the Airbus Division have implemented a flexible manufacturing organisation that is intended to help them adapt to cyclical market changes in demand. See "Part 2 / 1.1.2 Airbus — Market". Nevertheless, EADS expects that the market for passenger aircraft will continue to be cyclical and downturns in broad economic trends, such as those currently being experienced, may have a negative effect on its future results of operation and financial condition.

Impact of Terrorism, Epidemics and Catastrophic Events On Aircraft Market

As the terrorist attacks in New York and Madrid, and the spread of the Severe Acute Respiratory Syndrome ("**SARS**") virus have demonstrated, terrorism and epidemics may negatively affect public perception of air travel safety and comfort and the demand for air travel and commercial aircraft. Furthermore, major airplane crashes may have a negative effect on the public's or regulators' perceptions of the safety of a given class of aircraft, form of design, or airline. As a consequence of terrorism, epidemics and other catastrophic events, an airline may be confronted with sudden reduced demand for air travel and be compelled to take costly security and safety measures. In response to such events, and the resulting negative impact on the airline industry or particular airlines, EADS may suffer from a decline in demand for all or certain types of its aircraft and EADS' customers may postpone delivery of new aircraft or cancel orders.

Dependence on Defence Spending

In 2005, approximately 23% of EADS' consolidated revenues was derived from defence spending. In any single market, defence spending depends on a complex mix of geopolitical considerations, budgetary constraints and the ability of the armed forces to meet specific threats and perform certain missions. Defence spending may be subject to significant fluctuations from year to year and country to country. Adverse economic and political conditions, as well as downturns in broad economic trends in EADS' defence markets, may have a negative effect on EADS' future results of operations and financial condition.

In the case where several countries undertake to enter together into defence procurement contracts, economic, political and / or budgetary constraints in any one of these countries may have a negative effect on the ability of EADS to enter into or perform such contracts.

Emergence of Public-Private Partnerships and Private Finance Initiatives

Defence customers, particularly in the U.K., increasingly request proposals and grant contracts under schemes known as public-private partnerships ("**PPPs**") or private finance initiatives ("**PFIs**"). PPPs and PFIs differ substantially from traditional defence equipment sales, as they often incorporate elements such as:

- the provision of extensive operational services over the life of the equipment;
- continued ownership and financing of the equipment by a party other than the customer, such as the equipment provider;

- mandatory compliance with specific customer requirements pertaining to public accounting or government procurement regulations; and
- provisions allowing for the service provider to seek out additional customers for unused capacity.

EADS is party to PPP and PFI contracts, for example through Paradigm with Skynet 5 and related telecommunications services, and involved in additional PFI proposals, such as the Airtanker (FSTA) project. One of the complexities presented by PFIs lies in the allocation of risks and the timing thereof among different parties over the lifetime of the project.

There can be no assurances of the extent to which EADS will efficiently and effectively (i) compete for future PFI or PPP programmes, (ii) administer the services contemplated under the contracts, (iii) finance the acquisition of the equipment and the ongoing provision of services related thereto, or (iv) access the markets for the commercialisation of excess capacity. Nor can EADS be certain that it will not encounter unexpected political, budgetary, regulatory or competitive risks over the long duration of PPP and PFI programmes.

Competition and Market Access

Most of EADS' businesses are subject to significant competition, in particular in the commercial aircraft market, where Airbus has been affected by downward price pressure resulting from such competition. EADS believes that some of the underlying causes of such price competition have been mitigated by restructuring in the aerospace and defence industry. However, the recent weakening of demand has led to greater leverage for certain customers to encourage competition in respect of a variety of issues, including price and payment terms. No assurance can be given that competition may not intensify, particularly in the context of a prolonged downturn.

In addition, the contracts for many aerospace and defence products are awarded, implicitly or explicitly, on the basis of home country preference. Although EADS constitutes a multinational combination broadening a domestic market constituency, it may remain at a competitive disadvantage in certain countries, especially outside of Europe, relative to local contractors for certain products. The strategic importance and political sensitivity attached to the aerospace and defence industries means that political considerations will persist for many products for the foreseeable future.

Availability of Government Financing

In prior years, EADS and its principal competitors have benefited from government financing of product research and development. EADS has recently received financing from certain governments in relation to the A380 commercial aircraft program, and certain E.U. countries have already committed to fund the development of the A350 commercial aircraft program. No assurances can be given that financing will continue to be made available for future projects. Since 1992, the E.U. and the U.S. have operated under an agreement that sets the terms and conditions of financial support that governments may provide to civil aircraft manufacturers. The unilateral withdrawal from the 1992 agreement by the U.S. government in late 2004 eventually led to formal claims and counterclaims being made by the U.S. and the E.U. respectively with the World Trade Organisation ("**WTO**"). The E.U. and the U.S. have also entered into negotiations to seek a resolution to the issues being disputed in the formal WTO process, with the goal of agreeing a new system that provides for a level playing field when funding future aircraft developments. The terms and conditions of any new agreement, or the outcome of the formal WTO proceedings, may limit access by Airbus to risk-sharing-funds for large projects or establish an unfavourable balance of access to government funds by EADS as compared to its U.S. competitors.

Technologically Advanced Products and Services

EADS develops and manufactures products and programs that are, for the most part, technologically advanced and, sometimes, novel. Most of EADS' products must function under demanding operating conditions. Even though EADS believes it employs sophisticated design, manufacturing and testing practices, there can be no assurance that EADS' products or programs will be successfully developed or operated or that they will be developed or will perform as intended.

Certain of EADS' contracts require it to forfeit part of its expected profit, to receive reduced payments, to provide a replacement launch or other product or service, or to reduce the price of subsequent sales to the same customer if its products fail to be delivered on time or to perform adequately. For example, EADS has commitments under telecommunication satellite manufacturing contracts that were signed during a period when tight delivery schedules were provided in these contracts, but market practice allowed extension of schedules to meet ever more complex technological requirements. No assurances can be given that performance penalties or contract cancellations will not be imposed should EADS fail to meet delivery schedules or other measures of contract performance.

EADS, like other organisations, has experienced occasional product failures and other problems. There can be no assurances that such problems will not occur in the future. In addition to any costs resulting from product warranties, contract performance or required remedial action, such failures may result in increased costs or loss of revenues and may also have a significant adverse effect on the competitive reputation of EADS' products. See "3. Legal Risks — Product Liability and Warranty Claims".

Major Research and Development Programmes

The business environment in many of EADS' principal operating business segments is characterised by extensive research and development costs requiring significant up-front investment. Business plans underlying such investment contemplate a long payback period before this investment is recouped. There can be no assurances that the commercial, technical and market assumptions underlying such business plans will be met, and consequently, the payback period or returns contemplated therein achieved.

U.K. Pension Commitments

EADS has several common investments with BAE Systems, of which the most significant in terms of employees are Airbus and MBDA. In respect of each investment, for so long as BAE Systems remains a shareholder, U.K. employees may stay in the BAE Systems pensions schemes, which currently qualify as multi-employer defined benefit plans.

BAE Systems defined benefit obligations have to be funded with post retirement pension assets. As of 1st January 2005, BAE Systems is applying International Financial Reporting Standards ("**IFRS**"). International Accounting Standard ("**IAS**") 19 "Employee Benefits" requires an entity to recognise a pension provision whenever its defined benefits plans are not sufficiently covered by corresponding asset and consequently underfunded. Applying IAS 19, BAE Systems calculated for its U.K. and U.S. pensions schemes a total underfunding amounting to £3,870 million for year end 2004. Through its investments Airbus and MBDA, EADS is potentially affected by the shortfall in BAE Systems pension schemes. However, the agreements between EADS and BAE Systems have the effect of capping the contributions that the investment has to make to the pension scheme for a certain period of time (e.g., until July 2011 for Airbus and until December 2007 for MBDA). Any additional contribution would be paid by BAE Systems. EADS is therefore not exposed to increased contribution payments resulting from the pension underfunding during the period of the contribution caps. Based on information currently available, EADS judges this information not to be sufficient to determine a reliable basis to calculate its share in the pension deficit. Consequently, EADS expenses the contributions made to the pension scheme as if the plans were defined contribution plans.

On 1st November 2003, EADS established a new pension scheme for Astrium U.K. The defined benefit obligation of the new plan, calculated as of 31st December 2005, amounts to £168 million. Plan assets are recorded at £114 million, resulting in a net liability of £54 million, which covers the maximum risk associated with the creation of the new plan. See "Notes to the Consolidated Financial Statements (IFRS) - Note 21(b): Provisions for Retirement Plans".

3. Legal Risks

Dependence On Joint Ventures and Minority Holdings

EADS generates a substantial proportion of its revenues through various consortia, joint ventures and equity holdings and believes that its alliances and partnerships are a source of competitive advantage. These arrangements include primarily:

- the Eurofighter consortium;
- two principal joint ventures: MBDA and ATR;
- majority interests: (a) Airbus, and (b) Dornier GmbH; and
- investment in associates: Dassault Aviation.

The formation of partnerships and alliances with other market players is an integral strategy of EADS and the proportion of sales generated from consortia, joint ventures and equity holdings may rise in future years. This strategy may from time to time lead to changes in the organisational structure, or realignment in the control, of EADS' existing joint ventures.

EADS exercises varying and evolving degrees of control in the consortia, joint ventures and equity holdings in which it participates. While EADS seeks to participate only in ventures in which its interests are aligned with those of its partners, the risk of disagreement or deadlock is inherent in a jointly controlled entity, particularly in those entities that require the unanimous consent of all members with regard to major decisions and specify limited exit rights. The other parties in these entities may also be competitors of EADS, and thus may have interests which differ from those of EADS.

In addition, in those holdings in which EADS is a minority partner or shareholder, EADS' access to the entity's books and records, and as a consequence, EADS' knowledge of the entity's operations and results, is generally limited as compared to entities in which EADS is a majority holder or is involved in the day-to-day management.

Product Liability and Warranty Claims

EADS designs, develops and produces a number of high profile products of large individual value, particularly civil and military aircraft and space equipment. EADS is subject to the risk of product liability and warranty claims in the event that any of its products fail to perform as designed. While EADS believes that its insurance programs are adequate to protect it from such liabilities and that no material claims have been made against it, no assurances can be given that claims will not arise in the future or that such insurance cover will be adequate.

Export Controls and Other Regulations

The export market is a significant market for EADS. In addition, many of the products EADS designs and manufactures for military use are considered to be of national strategic interest. Consequently, the export of such products outside of EADS' domestic markets may be restricted or subject to licensing and export controls, notably by the U.K., France, Germany and Spain, where EADS carries out its principal military activities as well as by other countries where suppliers come from, notably, the U.S. There can be no assurance (i) that the export controls to which EADS is subject will not become more restrictive, (ii) that new generations of EADS products will not also be subject to similar or more stringent controls or (iii) that geopolitical factors will not make it impossible to obtain export licenses for one or more clients or constrain EADS' ability to perform under previously signed contracts. Reduced access to military export markets may have a material adverse effect on EADS' business, financial condition and results of operations.

EADS is also subject to a variety of other governmental regulations that may adversely affect its business and financial condition, including among others, regulations relating to the protection of the environment, the use of its products, labour practices and dealings with foreign officials. In addition, EADS' ability to market new products and enter new markets may be dependent on obtaining government certifications and approvals in a timely manner.

4. Industrial and Environmental Risks

Together with other companies in the principal industries in which it operates, EADS is subject to numerous E.U., national, regional and local environmental laws and regulations concerning emissions into the environment, discharges to surface and subsurface water and the disposal and treatment of waste materials. EADS believes that its current operations are in substantial compliance with all applicable environmental regulations. EADS believes that it is currently capable of satisfying the stricter environmental standards for the future contemplated by current laws or regulations, including increasingly stringent environmental product quality standards that will be implemented over the next few years, without incurring significant capital expenditure. However, there can be no assurance that increased capital expenditure and operating costs resulting from future environmental regulations will not adversely affect the results of EADS' operations and its financial condition.

For more information, please see "Part 2 / 2.3 Environmental Care".

1 Net Assets Financial Position Results

1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations

1.1.1 Certain Information

In addition to historical information, this document includes forward-looking statements. The forward-looking statements are generally identified by the use of forward-looking words, such as "anticipate", "expect", "estimate", "intend", "plan", "predict", "project", "will", "believe", "should", "may" or other variations of such terms, or by discussion of strategy. These statements relate to EADS' future prospects, developments and business strategies and are based on analyses or forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements represent the view of EADS only as of the dates they are made, and EADS disclaims any obligation to update forward-looking statements, except as may be otherwise required by law. The forward-looking statements in this document involve known and unknown risks, uncertainties and other factors that could cause EADS' actual future results, performance and achievements to differ materially from those forecasted or suggested herein. These include changes in general economic and business conditions, as well as the factors described in "Risk Factors".

The following discussion is based upon the audited consolidated financial statements of EADS for 2005, 2004 and 2003, prepared in accordance with International Financial Reporting Standards ("**IFRS**") adopted by the International Accounting Standards Board as endorsed by the European Union (together, the "**Financial Statements**"). Since 1st January 2005, EADS has retrospectively applied revised International Accounting Standard ("**IAS**") 32 "Financial Instruments: Disclosure and Presentation", with the effect of accounting for BAE Systems' 20% stake in Airbus as a financial liability in the consolidated balance sheet rather than as a minority interest. In addition, the first-time application of IFRS 2 "Share-based Payments" in 2005 (applied retrospectively to 2004), resulted in the expensing of stock option plans. See "Notes to Consolidated Financial Statement (IFRS) — Note 2: Summary of significant accounting policies", "Note 12: Intangible assets", "Note 20: Total equity", "Note 23: Liability for puttable instruments", "Note 31: Share-based Payment" and "Note 35: Earnings per share".

The following documents shall be deemed to be incorporated in and form part of this Registration Document:

- "Part 1 / 1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations" of the *Document de Référence* filed in French with the *Autorité des marchés financiers* on 1st April 2004 and filed in English with the Chamber of Commerce of Amsterdam; and
- "Part 1 / 1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations" of the *Document de Référence* filed in French with the *Autorité des marchés financiers* on 19th April 2005 and filed in English with the Chamber of Commerce of Amsterdam.

Copies of the *Document de Référence* for the financial years ended 31st December 2003 and 31st December 2004 are available free of charge upon request in English, French, Spanish and German languages at the registered office of the Company and on www.eads.com. Copies of the financial statements referred to above are also available in English on www.eads.com and for inspection at the Chamber of Commerce of Amsterdam.

Exchange Rate Information

The financial information presented in this document is expressed in Euro, U.S. Dollars or Pounds Sterling. The following table sets out, for the periods indicated, certain information concerning the exchange rate between the Euro and the U.S. Dollar and Pound Sterling, calculated using the official European Central Bank fixing rate:

	Average		Period End	
Year ended	€-U.S. $	€-£	€-U.S. $	€-£
31st December 2003	1.1304	0.6919	1.2630	0.7048
31st December 2004	1.2438	0.6787	1.3621	0.7051
31st December 2005	1.2441	0.6838	1.1797	0.6853

Ratings

EADS currently is rated A1 with a stable outlook by Moody's, A with a stable outlook by Standard and Poor's and A with a stable outlook by Fitch IBCA.

1.1.2 Overview

With consolidated revenues of €34.2 billion for 2005, EADS is Europe's premier aerospace and defence company and the second largest aerospace and defence company in the world. In terms of market share, EADS is among the top two manufacturers of commercial aircraft (surpassing Boeing in terms of both deliveries and orders since 2003), civil helicopters, commercial space launch vehicles and missiles, and a leading supplier of military aircraft, satellites and defence electronics. In 2005, it generated approximately 77% of its total revenues in the civil sector and 23% in the defence sector. As of 31st December 2005, EADS' active headcount was 113,210.

EADS organises its businesses into the following five operating divisions:

- **Airbus:** Development, manufacturing, marketing and sale of commercial jet aircraft of more than 100 seats and the development and manufacturing of aircraft for military use;
- **Military Transport Aircraft:** Development, manufacturing, marketing and sale of military transport and special mission aircraft;
- **Eurocopter:** Development, manufacturing, marketing and sale of civil and military helicopters, and provision of maintenance services;
- **Defence & Security Systems:** Development, manufacturing, marketing and sale of missile systems; military combat aircraft and training aircraft; provision of defence electronics and defence-related telecommunications solutions; and logistics, training, testing, engineering and other related services; and
- **Space:** Development, manufacturing, marketing and sale of satellites, orbital infrastructures and launchers; and provision of space-based services.

In general, these manufacturing businesses are characterised by long-term product cycles. Another significant characteristic of many of these businesses is the extent of their dependence on governmental budgets.

In 2005, the former Aeronautics Division, which included the Eurocopter, ATR, EFW (*Elbe Flugzeugwerke*), Socata and Sogerma Services business units ("**BUs**"), was dissolved and a new Eurocopter Division was created. In the adapted segment reporting, EADS allocates the four legacy Aeronautics BUs to "Other Businesses". Their activities comprise the development, manufacturing, marketing and sale of regional turboprop aircraft, light commercial aircraft and aircraft components, as well as civil and military aircraft conversion and maintenance services.

1.1.3 Critical Accounting Considerations, Policies and Estimates

1.1.3.1 Scope of and Changes in Consolidation Perimeter

Disposals and acquisitions of interests in various businesses can account, in part, for differences in EADS' results of operations for one year as compared to another year.

Airbus: Airbus is fully consolidated by EADS in light of the effective control EADS has exercised, by agreement with BAE Systems, over the assets, liabilities and operations of Airbus since 1st January 2001. Since 1st January 2005, EADS is retrospectively applying revised IAS 32 "Financial Instruments: Disclosure and Presentation". Revised IAS 32 provides modified guidance as to whether a share in an entity should be classified as equity or as a financial liability. Pursuant to the put option granted to BAE Systems with respect to its 20% stake in Airbus, EADS has an obligation to purchase the 20% stake whenever requested by BAE Systems, during a yearly-recurring time window, for an amount to be negotiated at the time the put option is exercised, payable in cash or an equivalent amount of EADS shares. In light of these characteristics, IAS 32 requires the put option to be accounted for as a liability ("liability for puttable instruments") in the consolidated balance sheet, stated at fair value in the amount of €3.5 billion. The fair value of this liability was derived through various sources, using different valuation techniques, based on best estimates then available to Management. Subsequent changes to the valuation of the put option will be recorded as changes to "liability for puttable instruments" and to goodwill, without any direct impact on the consolidated income statement. BAE Systems' annual claim to net income on the 20% share in Airbus is now recorded as a partial repayment of the "liability for puttable instruments", and no longer affects minority interest. Corresponding restatements were made to EADS' 2004 and 2003 consolidated net income and earnings per share to account for this change in accounting policy.

The impact on EADS' 2005 consolidated balance sheet of the application of IAS 32 is illustrated below:

	Actuals 2005 before BAE put option	BAE put option value: 2001	Dividends paid to BAE 2001-2005	Reclass minorities 2001 to 2004	Valuation put option BAE in 2004/2005	Total impact	Actuals 2005 incl. BAE put option
Assets	**9 533**	**0**	**0**	**0**	**634**	**634**	**10 167**
Goodwill	9 533				634	634	10 167
Total equity	**16 768**	**(3 654)**	**788**	**0**	**0**	**(2 866)**	**13 902**
Equity attributable to equity holders	14 366	(2 537)	788	1 109		(640)	13 726
Minority interest	2 402	(1 117)		(1 109)		(2 226)	176
Total Liabilities	**0**	**3 654**	**(788)**	**0**	**634**	**3 500**	**3 500**
Liability for puttable instruments *	0	3 654	(788)		634	3 500	3 500

(*) *As a result of the accounting principles adopted by EADS in this respect, the variation in the "liabilities for puttable instruments" from 2001 (€3.7 billion) to 2005 (€3.5 billion) reflects (i) a decrease in the liability of €788 million due to cumulative dividends paid to BAE Systems over the period (2001: €501 million; 2002: €100 million; 2003: €30 million; 2004: €64 million; 2005: €93 million) and (ii) an increase in the liability of €634 million related to the cumulative reassessment of the liability at the end of each period (leading to an increase in Airbus goodwill of €541 million in 2004 and €93 million in 2005).*

MBDA: EADS and BAE Systems each hold a 37.5% stake in MBDA, with Finmeccanica holding the remaining 25%. Pursuant to the shareholder agreements relating to the MBDA group, EADS and BAE Systems together exercise certain controlling rights over MBDA through MBDA Holdings, including the right of MBDA Holdings to appoint MBDA's Chief Executive Officer ("**CEO**"), Chief Operational Officer ("**COO**")-Operations and Chief Financial Officer ("**CFO**").

EADS proportionally consolidates 50% of MBDA within the DS Division, consistent with its ability to jointly control operations, with Finmeccanica's holding reflected as a 12.5% minority interest.

Acquisitions and Disposals

On 2nd September 2005, EADS acquired Nokia's Professional Mobile Radio - PMR activities (EADS Secure Networks Oy) from Nokia. The initial purchase accounting for this business combination has been determined on a provisional basis. Any adjustments to the provisional purchase accounting will be recognized in 2006.

On 30th November 2005, EADS sold TDA - Armements S.A.S. to Thales. TDA - Armements S.A.S. was proportionally consolidated at 50% through the end of November 2005.

On 28th February 2005, EADS sold its enterprise telephony business, which comprised its civil telecommunication activities, to Aastra Technologies Limited.

On 4th October 2004, EADS acquired, from RIG Holdings L.P., 100% of the share capital of RIG Holdings, Inc., the holding company of Racal Instruments U.S. and Racal Instruments Group Ltd. (together, "**Racal Instruments**") for a cash amount of U.S.$130 million. From the acquisition date, and as reflected in the 31st December 2004 consolidated balance sheet, EADS fully consolidates Racal Instruments. Racal Instrument's 2004 net results for the period from 4th October through 31st December are included in the EADS 2004 consolidated statement of income.

On 18th September 2003, EADS acquired the remaining 41% interest in EADS Telecom France S.A.S. from Nortel Networks as part of an exchange for EADS' interests in Nortel Networks Germany GmbH & Co. KG and Nortel Networks France S.A.S. Following this acquisition, EADS held 100% of EADS Telecom France S.A.S.

On 21st October 2003, EADS, through its 75% subsidiary DADC (DADC Luft- und Raumfahrt Beteiligungs AG), acquired an additional 17.7% of the share capital of Dornier GmbH for €62 million, bringing its total stake in Dornier GmbH to 94%. Following further acquisitions in May 2005, EADS' share in Dornier GmbH was 97.11% at 31st December 2005.

See "Notes to Consolidated Financial Statements (IFRS) — Note 4: Acquisitions and disposals".

1.1.3.2 Fair Value Adjustments

The merger of the operations of Aerospatiale-Matra ("**ASM**"), DaimlerChrysler Aerospace ("**Dasa**") and Construcciones Aeronáuticas S.A. ("**CASA**"), leading to the creation of EADS in 2000, was recorded using the purchase method of accounting with ASM as the acquirer. Accordingly, the book value of certain assets and liabilities, mainly property, plant and equipment and inventories, was adjusted by an aggregate amount of €1.8 billion, net of income taxes, to allocate a portion of the respective fair market values of Dasa and CASA at the time of the merger (the "**fair value adjustments**"). These aggregate additions in value are generally being depreciated over four to fifteen years for fixed assets and amortised over approximately 24 months for inventories. In addition, in 2001 in connection with the formation of Airbus S.A.S., EADS adjusted the book value of Airbus fixed assets and inventories by an aggregate amount of €0.3 billion, net of income taxes, to reflect their fair market values. The fair value adjustments lead to a depreciation expense in the consolidated statements of income classified within cost of sales. For management reporting purposes, EADS treats these depreciation charges as non-recurring items in EBIT pre-goodwill impairment and exceptionals. See "1.1.4 Measurement of Management's Performance — Use of EBIT*".

1.1.3.3 Impairment of Assets

When a triggering event, such as an adverse material market event or a significant change in forecasts or assumptions, occurs, EADS performs an impairment test on the assets, group of assets, subsidiaries, joint ventures or associates likely to be affected. Following its early adoption of revised IAS 36, as from 1st January 2004, EADS tests goodwill for impairment at the end of each fiscal year, whether or not there is any indication of a triggering event. Generally, the discounted cash flow method is used to determine the value of the assets. The discounted cash flow method is sensitive to the selected discount rate and estimate of future cash flows by EADS' management ("**Management**"). Consequently, slight changes to these elements can materially affect the resulting asset valuation and therefore the amount of the potential impairment charge.

The discount rate used by EADS is derived from the Group's weighted average cost of capital, adjusted to reflect the riskiness of the business concerned. See "Notes to Consolidated Financial Statements (IFRS) — Note 2: Summary of significant accounting policies — Impairment of assets" and "Note 12: Intangible assets".

The impairment of goodwill has an effect on profitability, as it is recorded in the line item "Other expenses" on EADS' consolidated statement of income. No goodwill was impaired in 2005, 2004 or 2003.

See "1.1.5 EADS Results of Operations — Consolidated Amortisation of Goodwill" and "Notes to Consolidated Financial Statements (IFRS) — Note 12: Intangible assets" and "Note 33: Investment property".

1.1.3.4 Research and Development Expenses

Since 2003, with the application of IAS 38 "Intangible Assets", the EADS group (the **"Group"**) has assessed whether product-related development costs qualify for capitalisation as internally generated intangible assets. Criteria for capitalisation recognition are strictly applied. Consequently, all research and development costs not meeting the IAS 38 criteria are expensed as incurred in the consolidated statement of income.

Current and previous research and development programs have been reviewed to determine the extent to which expenses in the development phase of such programs potentially meet the recognition criteria of IAS 38. As a result of the transition to IAS 38 in 2003, EADS capitalised €4 million of product-related development costs incurred in 2003 as internally generated intangible assets. For 2004, an additional €165 million of product-related development costs were capitalised in accordance with IAS 38, including €152 million relating to the Airbus A380 programme. For 2005, an additional €293 million of product-related development costs were capitalised in the consolidated balance sheet in accordance with IAS 38, including an additional €259 million relating to the Airbus A380 programme.

1.1.3.5 Accounting for Hedged Foreign Exchange Transactions in the Financial Statements

Approximately two-thirds of EADS' revenues are denominated in U.S. Dollars, whereas a substantial portion of its costs is incurred in Euro and, to a lesser extent, Pounds Sterling. EADS uses hedging strategies to manage and minimise the impact of exchange rate fluctuations on its profits. See "1.1.8 Hedging Activities — Foreign Exchange Rates" and "1. Financial Market Risks — Exposure to Foreign Currencies".

Cash flow hedges. When hedges form a hedging relationship with customer orders to which they specifically relate, they qualify for IAS 39 hedge accounting and are referred to as 'cash flow hedges. Revenues from such customer orders are recorded in Euro at the hedged rate and the impact of the hedges is recognised in gross margin and operating income at the time of revenue recognition. At the end of each accounting period, the value of each outstanding cash flow hedge contract is marked-to-market in the balance sheet on the basis of the then prevailing forward exchange rate. See "1.1.6 Statement of Changes in Consolidated Total Equity". For products such as aircraft, EADS typically hedges the first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. See "1.1.8 Hedging Activities — Foreign Exchange Rates".

Cash flow hedges associated with transactions that are cancelled or postponed for more than a relatively short period are deemed terminated for accounting purposes. The sum of (i) changes in the fair value of these hedges since 1st January and (ii) a reversal of the portion of accumulated other comprehensive income ("**AOCI**") corresponding to these hedges prior to 1st January, are then recorded in revenues and deferred tax income (loss) in the consolidated statement of income.

Revenues in currencies other than the Euro that are not hedged through financial instruments are translated into Euro at the spot exchange rate at the date the underlying transaction occurs.

1.1.3.6 Accounting for Foreign Currency Denominated Operations in the Financial Statements

Following the signature of an Advance Pricing Agreement with tax authorities in April 2004, the Airbus GIE (a U.S. Dollar-denominated entity) was merged into Airbus SAS (a Euro-denominated entity) with retrospective effect as of 1st January 2004. Consequently, as from such date, operations of the former Airbus GIE are treated as "foreign currency operations" and accounted for in accordance with EADS' consistently applied accounting principles.

Prior to the merger, Airbus GIE operations, with the exception of those hedged with financial instruments, were recorded at the exchange rate prevailing at the time of aircraft delivery, with outstanding operations being re-valued in the balance sheet at each period end using the closing exchange rate of such period. From 1st January 2004, all non-hedged U.S. Dollar-denominated operations, including outstanding operations of the former Airbus GIE, are recorded on the basis of exchange rates prevailing at the date of receipt or payment of U.S. Dollars. See "Notes to Consolidated Financial Statements (IFRS) — Note 5: Segment Reporting".

In particular, customer advances (and the corresponding revenues recorded when sales recognition occurs) are now translated at the exchange rate prevailing on the date they were received. U.S. Dollar-denominated costs are converted at the exchange rate prevailing on the date they are incurred. To the extent that U.S. Dollar-denominated customer advances differ, in terms of timing of receipt or amount, from corresponding U.S. Dollar-denominated costs, there will be a foreign currency exchange impact on EBIT*. Additionally, the magnitude of any such difference, and the corresponding impact on EBIT*, will be sensitive to variations in the number of deliveries. See "1.1.4 Measurement of Management's Performance — EBIT* Performance by Division" for a discussion of these effects on Airbus' EBIT*.

1.1.3.7 Accounting for Sales Financing Transactions in the Financial Statements

In order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. Certain sales contracts may include the provision of an asset value guarantee ("**AVGs**"), whereby EADS guarantees a portion of the market value of an aircraft during a limited period, starting at a specific date after its delivery (in most cases, 10 years post-delivery). See "1.1.7 Liquidity and Capital Resources — Sales Financing" and "Notes to Consolidated Financial Statements (IFRS) — Note 29: Commitments and contingencies". The accounting treatment of sales financing transactions varies based on the nature of the financing transaction and the resulting exposure.

On Balance Sheet. When, pursuant to a financing transaction, the risks and rewards of ownership of the financed aircraft reside with the customer, the transaction is characterised as either a loan or a finance lease. In such instances, revenues from the sale of the aircraft are recorded upon delivery, while financial interest is recorded over time as financial income. The outstanding balance of principal is recorded on the balance sheet in long-term financial assets, net of any accumulated impairments. See "Notes to Consolidated Financial Statements (IFRS) — Note 14: Investments in associates, other investments and long-term financial assets".

By contrast, when the risks and rewards of ownership remain with Airbus or ATR, the transaction is characterised as an operating lease. EADS' general policy is to avoid, whenever possible, operating leases for new aircraft to be delivered to customers. Therefore, new operating leases primarily arise in connection with the re-marketing of repurchased or repossessed aircraft. Rather than recording 100% of the revenues from the "sale" of the aircraft at the time of delivery, rental income from such operating leases is recorded in revenues over the term of the respective leases. The leased aircraft are recorded at production cost on the balance sheet as tangible assets (as property, plant and equipment), the corresponding depreciation and potential impairment charges are recorded in cost of sales.

See "Notes to Consolidated Financial Statements (IFRS) — Note 13: Property, Plant and Equipment".

If the present value of an AVG exceeds 10% of the sales price of the aircraft, the sale of the underlying aircraft is accounted for as an operating lease in the Financial Statements. In this case, upon aircraft delivery, the cash payment received from the customer is recognised on the consolidated balance sheet as deferred income and amortised straight-line to the amount, and up to the last exercise date, of the AVG. The production cost of the aircraft is recorded in tangible assets (as property, plant and equipment), and the difference between production cost and the AVG amount is depreciated up to the last exercise date of the AVG. Depreciation expenses are recorded in cost of sales in the consolidated statement of income. See "Notes to Consolidated Financial Statements (IFRS) — Note 13: Property, Plant and Equipment" and "Note 26: Deferred income".

Off Balance Sheet — Contingent Commitments. Certain sales financing commitments, such as lease in / lease out structures and AVGs where the present value is below the 10% threshold, are not recorded on the balance sheet.

As a result, transactions relating to such AVGs are accounted for as sales, with the related exposure deemed to be a contingent commitment. To reduce exposure under AVGs and to minimise the likelihood of their occurrence, Airbus and ATR extend them with prudent guaranteed asset values and restrictive exercise conditions, including limited exercise window periods.

Under lease in / lease out structures, which Airbus and ATR applied in the past to allow customers with weaker credit to take advantage of certain jurisdictions' leasing-related tax benefits, the risks and rewards of ownership of the aircraft are typically borne by a third party, usually referred to as the head lessor. The head lessor leases the aircraft to Airbus or ATR, which in turn sub-leases it to the customer. To the extent possible, the terms of the head lease and sub-lease match payment streams and other financial conditions. Such commitments by Airbus or ATR are reported as off-balance sheet contingent liabilities. See "Notes to Consolidated Financial Statements (IFRS) — Note 29: Commitments and contingencies".

Provisions and Allowances. Under its provisioning policy for sales financing risk, EADS records provisions to fully cover its estimated financing and asset value net exposure. Provisions pertaining to sales financing exposure, whether on-balance sheet or off-balance sheet, are recorded as impairments of the related assets or in provisions. Provisions recorded as liabilities relate primarily to off-balance sheet commitments. See "Notes to Consolidated Financial Statements (IFRS) — Note 21 (d): Other provisions". Provisions are recorded as impairments of the related assets when they can be directly related to the corresponding asset. See "Notes to Consolidated Financial Statements (IFRS) — Note 13: Property, Plant and Equipment" and "Note 14: Investments in associates, other investments and long-term financial assets". While Management views its estimates of valuations of collateral as conservative, changes in provisions reflecting revised estimates may have a material impact on net income in future periods.

1.1.4 Measurement of Management's Performance

1.1.4.1 Order Backlog

Year-end order backlog represents firm future revenues from contracts signed up to that date. EADS uses order backlog as a measure of commercial performance, and growth of EADS' order backlog is an ongoing goal of Management. Only firm orders are included in calculating order backlog — for commercial aircraft, a firm order is defined as one for which EADS receives a non-refundable down payment on a definitive contract not containing a "walk-away" provision.

Defence-related orders are included in the backlog upon signature of the related procurement contract (and the receipt, in most cases, of an advance payment). Commitments under defence "umbrella" or "framework" agreements by governmental customers are not included in backlog until they are officially notified to EADS.

For civil market contracts, amounts of order backlog reflected in the table below are derived from catalogue prices, escalated to the expected delivery date and, to the extent applicable, converted into Euro (at the corresponding hedge rate for the hedged portion of expected cash flows, and at the year-end spot rate for the non-hedged portion of expected cash flows). The amount of defence-related order backlog is equal to the contract values of the corresponding programs.

Consolidated Backlog(1) for the Year Ended 31st December 2005, 2004 and 2003

	Year ended 31st December 2005		Year ended 31st December 2004		Year ended 31st December 2003	
	Amount in € bn	In percentage (5)	Amount in € bn	In percentage (5)	Amount in € bn	In percentage (5)
Airbus (2)	202.0	77%	136.0 (4)	70%	141.8	74%
Military Transport Aircraft	21.0	8%	19.9	10%	20.0	10%
Eurocopter (3)	10.0	4%	9.1	5%	8.7	5%
Defence & Security Systems	18.5	7%	17.3	9%	14.3	7%
Space	10.9	4%	11.3	6%	7.9	4%
Total Divisional Backlog	**262.4**	**100%**	**193.6**	**100%**	**192.7**	**100%**
Other Businesses (3)	2.1		1.1		1.1	
Headquarters / Consolidation	(11.3)		(10.4) (4)		(14.5)	
Total	**253.2**		**184.3**		**179.3**	

(1) *Without options.*

(2) *Based on catalogue prices for commercial aircraft activities.*

(3) *In 2005, the former Aeronautics Division was replaced by the Eurocopter Division. The backlog of the other BUs comprising the former Aeronautics Division is now reported in the line "Other Businesses".*

(4) *In 2004, a change in the recording of Airbus work share was made to reflect the fact that the A400M engine order was recorded directly by the MTA Division, and not by Airbus. This led to a decrease in Airbus' work share on the A400M program, from approximately 69% in 2003 to approximately 49% in 2004. Consequently, the value of Airbus' order backlog (and the Headquarters / Consolidation line) was reduced by approximately €4.0 billion as compared to 2003.*

(5) *Before "Other Businesses" and "Headquarters / Consolidation".*

The €69 billion increase in the 31st December 2005 order backlog reflects a record order intake at EADS in 2005 (representing a 110% increase over 2004) well in excess of revenues accounted for in the same year (8% increase over 2004). Also contributing to the increase was the effect of the stronger U.S. Dollar spot rate used for conversion of the non-hedged portion of the backlog into Euro.

The amounts recorded under "Headquarters / Consolidation" primarily reflect the elimination of Airbus' work share in the A400M program. The Military Transport Aircraft ("**MTA**") Division's order backlog includes 100% of the value of the A400M order to reflect the Division's prime-contractor responsibility over the program. The effect of internal subcontracting (corresponding to the work share of other EADS divisions in the A400M) is therefore eliminated in EADS' consolidated order backlog.

Airbus' net order intake was 1,055 aircraft in 2005 (€78.3 billion), including 20 new orders for the A380, bringing the total firm order backlog for the A380 to 159 aircraft. These increases were bolstered by positive net foreign currency adjustments to the backlog, reflecting the year-end valuation of the non-hedged portion of Airbus' order backlog. At the end of 2005, Airbus' order backlog included 2,177 aircraft (as compared to 1,500 aircraft at the end of 2004).

The backlog of the Military Transport Aircraft Division increased from 2004, reflecting the strong order intake in 2005 (€1.8 billion) driven by the South African order of eight A400M aircraft and the Brazilian orders of twelve C-295s and eight upgraded P3 Orion aircraft. This order intake more than offset 2005 revenues, which were impacted by the shift of revenue recognition for the A400M programme until the first quarter of 2006 (with no anticipated impact on the overall programme schedule).

Backlog at the Eurocopter Division increased from 2004, with a €3.5 billion order intake (in excess of revenues) reflecting 401 total new orders, including 12 new orders for the NH90 from Australia and 6 new orders for the Tiger from Spain. 71% of the new orders originated from outside of EADS' home markets of France, Germany and Spain.

The DS Division's backlog increased by €1.2 billion from 2004, mainly reflecting an order intake of €6.7 billion driven by new orders for MEADS and other equipment for the Eurofighter Tranche 2.

The Space Division's backlog decreased by €0.4 billion in 2005, reflecting a "book to bill" ratio of less than one for 2005, following the recognition of revenues in 2005 in relation to the sizeable Ariane 5 launcher orders recorded in the division's backlog in 2004.

The table below illustrates the proportion of commercial and defence backlog at the end of each of the past two years.

	Year ended 31st December 2005		Year ended 31st December 2004	
	Amount in € bn [1]	Percentage	Amount in € bn [1]	Percentage
Backlog:				
Commercial Sector	201	79%	135	73%
Defence Sector	52	21%	49	27%
Total	**253**	**100%**	**184**	**100%**

(1) *Including "Other Businesses" and "Headquarters / Consolidation".*

Management remains focused on the target of achieving €10 billion of defence-related revenues in 2007. In addition to organic growth, EADS may explore possible mergers and acquisitions in the defence sector.

1.1.4.2 Use of EBIT*

EADS uses earnings before interest and taxes, pre-goodwill impairment and exceptionals ("**EBIT***") as a key indicator of its economic performance. In line with IFRS 3, applied by EADS as from 1st January 2004, goodwill is no longer amortised, but is subject to regular impairment testing. There was no goodwill impairment in 2003, 2004 or 2005. The term "exceptionals" refers to items such as amortisation expenses of fair value adjustments relating to the EADS Merger, the Airbus Combination and the formation of MBDA, as well as any goodwill impairment charges thereon.

Set forth below is a table reconciling EADS' profit before finance costs and income tax (as reflected in EADS' IFRS consolidated statement of income) with EADS' EBIT*.

(in €m)	Year ended 31st December 2005	Year ended 31st December 2004 [2]	Year ended 31st December 2003
Profit before finance costs and income tax	2,712	2,215	747
Goodwill amortisation [1]	0	0	567
Exceptional depreciation (fixed assets)	136	212	214
Exceptional depreciation (inventories)	0	5	15
Others	4	0	0
EBIT*	2,852	2,432	1,543

(1) *In accordance with IFRS 3, as from the beginning of 2004, EADS no longer amortizes goodwill on a regular basis.*
(2) *As a result of the retrospective application of IFRS 2 "Share-based Payment", cost of sales (and, consequently, EBIT*) for 2004 was restated by €(12) million, representing the Group-level stock options expense for 2004.*

1.1.4.3 EBIT* Performance by Division

Set forth below is a breakdown of EADS' consolidated EBIT* by division for the past three years.

(in €m)	Year ended 31st December 2005	Year ended 31st December 2004 (2)	Year ended 31st December 2003
Airbus	2,307	1,919	1,353
Military Transport Aircraft	48	26	30
Eurocopter (1)	212	201	160
Defence and Security Systems	201	226	171
Space	58	9	(400)
Total Divisional EBIT*	2,826	2,381	1,314
Other Businesses (1)	(171)	2	57
HQ / Consolidation (3)	197	49	172
EADS	2,852	2,432	1,543

(1) *In 2005, the former Aeronautics Division was replaced by the Eurocopter Division. The EBIT* of the other BUs comprising the former Aeronautics Division is now reported in the line "Other Businesses".*

(2) *As a result of the retrospective application of IFRS 2 "Share-based Payment", consolidated cost of sales (and, consequently, EBIT*) for 2004 was restated by €(12) million, representing the Group-level stock options expense for 2004.*

(3) *HQ / Consolidation primarily includes results from headquarters, which mainly includes "share of profit from associates" from EADS' investment in Dassault Aviation.*

2005 compared to 2004. EADS' consolidated EBIT* increased to €2.85 billion for 2005 from €2.43 billion for 2004, primarily reflecting stronger performance at Airbus.

Airbus' EBIT* increased to €2.3 billion for 2005 from €1.9 billion for 2004, reflecting (i) an increase in the number of aircraft delivered (378 in 2005, as compared to 320 in 2004) and (ii) operational efficiency gains resulting from the "Route 06" cost savings programme implemented in 2002 (totalling €400 million through year-end 2005). Partially offsetting these positive factors was a negative €(670) million exchange rate effect of generally less favourable rates of hedges maturing in 2005 as compared to 2004 (based on Airbus' 2005 compounded conversion rate of €-U.S.$1.04, as compared to €-U.S.$0.98 in 2004).

The MTA Division's EBIT* increased to €48 million for 2005 from €26 million for 2004, reflecting a reduction in research and development expense and the non-recurrence in 2005 of early retirement costs recorded in 2004.

EBIT* at the Eurocopter Division increased to €212 million for 2005 from €201 million for 2004, reflecting a 20% increase in deliveries (334 in 2005, as compared to 279 in 2004) and the effects of the first-time consolidation of Australian Aerospace. This volume impact was partially offset by a (i) negative effect from the U.S. Dollar, (ii) a negative mix effect, (iii) higher selling and general administrative expenses and (iv) increased R&D expenses for the EC175.

The DS Division's EBIT* decreased to €201 million for 2005 from €226 million for 2004 (which included the release of a €106 million provision relating to a concluded litigation with Thales). Despite improved operational performance at the division in 2005, ongoing unmanned aerial vehicles ("**UAV**") projects had a €100 million negative impact on 2005 EBIT*. Restructuring expenses were €53 million lower than in 2004, while research and development expenses were €22 million higher.

The Space Division's EBIT* increased to €58 million for 2005 from €9 million for 2004, primarily reflecting (i) the positive impact of operational efficiencies derived from prior years' restructuring efforts and (ii) the release of an allowance for receivables recorded in 2004 relating to Starsem.

Operational and impairment losses, as well as restructuring charges, at Sogerma in 2005 led to a €173 million decrease in EBIT* of Other Businesses as compared to 2004. The losses at Sogerma widened by €198 million and were partially offset by improved positive EBIT* at ATR, Socata and EFW.

Headquarters / Consolidation EBIT* increased to €197 million for 2005 from €49 million for 2004, primarily reflecting the increase in 'share of profit from associates' from EADS' investment in Dassault Aviation, including a positive €64 million catch-up of Dassault Aviation's 2004 IFRS results (as compared to a negative €(33) million catch-up in 2004), as well as gains from real estate disposals totalling €31 million.

2004 compared to 2003. EADS' consolidated EBIT* increased to €2.4 billion for 2004 from €1.5 billion for 2003, primarily reflecting (i) the turnaround at the Space Division from negative €(400) million in 2003 to positive €9 million in 2004 and (ii) stronger performance at Airbus resulting mainly from higher deliveries.

Airbus' EBIT* increased to €1.9 billion for 2004 from €1.4 billion for 2003, reflecting both an increase in number of aircraft delivered (320 in 2004, as compared to 302 in 2003) and a more favourable product mix. Also affecting EBIT* were the initial results of the "Route 06" cost savings programme implemented in 2002 (€50 million).

Airbus' EBIT* also included a €232 million positive accounting currency effect resulting from the difference between the historical exchange rates used to convert U.S. Dollar-denominated customer advances received and the corresponding U.S. Dollar-denominated costs for aircraft delivered in 2004. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Accounting for Foreign Currency Denominated Operations in the Financial Statements". This was partially offset by a negative €(100) million impact of less favourable rates of cash flow hedges maturing in 2004 as compared to 2003.

The MTA Division's EBIT* decreased to €26 million for 2004 from €30 million for 2003, reflecting the effects of higher early retirement costs and commercial costs associated with the U.K. AirTanker programme.

EBIT* at the Eurocopter Division increased to €201 million for 2004 from €160 million for 2003. The increase primarily reflects the ramp-up of the NH90 and Tiger programmes and the effect of a revaluation of fixed assets (€18 million).

The DS Division's EBIT* was €226 million for 2004, as compared to €171 million for 2003. Excluding the effect of the release of a €106 million provision relating to a now-concluded litigation with Thales, the DS Division's EBIT* would have decreased, primarily as a result of ongoing restructuring costs (€88 million in 2004 as compared to €50 million in 2003).

The results of several years of intensive restructuring efforts were reflected in the Space Division's positive EBIT* of €9 million for 2004, a €409 million increase from 2003.

EBIT* of the Other Businesses decreased to €2 million for 2004 from €57 million for 2003. The decrease reflects EBIT* degradation in Sogerma's maintenance, repair and overhaul business, as well as the continuing downturn of the regional aircraft market.

The decrease of Headquarters / Consolidation EBIT* to €49 million for 2004, from €172 million for 2003, reflects the decrease in "share of profits from associates" from EADS' investment in Dassault Aviation, including a negative €(33) million catch-up of Dassault Aviation's 2003 IFRS results (as compared to a positive €77 million catch-up in 2003).

Hedging Impact on EBIT*. Nearly two-thirds of EADS' consolidated revenues in 2005 were denominated in currencies other than the Euro. Given the long-term nature of EADS' business cycles (evidenced by its multi-year backlog), the Company hedges its net foreign exchange exposure to mitigate the impact of exchange rate fluctuations on its EBIT*. See "1.1.8 Hedging Activities — Foreign Exchange Rates" and "1. Financial Market Risks — Exposure to Foreign Currencies".

During 2005, cash flow hedges covering approximately U.S.$12.7 billion of EADS' U.S. Dollar-denominated revenues matured. In 2005, the compounded exchange rate at which hedged U.S. Dollar-denominated revenues were accounted for was €-U.S.$1.056, as compared to €-U.S.$0.987 in 2004. This difference resulted in a €720 million decrease in EBIT* from 2004 to 2005, of which approximately 90% was at Airbus.

During 2004, cash flow hedges covering approximately U.S.$9.9 billion of EADS' U.S. Dollar-denominated revenues matured. In 2004, the compounded conversion rate at which hedged U.S. Dollar-denominated revenues were accounted for was €-U.S.$0.987, as compared to €-U.S.$0.971 in 2003. This difference resulted in a €160 million decrease in EBIT* from 2003 to 2004, of which approximately two-thirds was at Airbus.

It is expected that the hedge book will increase in coming years in line with the forecasted growth in demand for aircraft and the corresponding impact on future deliveries combined with the active hedging policy of EADS. The conversion rates of the new hedges will reflect the state of the U.S. Dollar versus the Euro at the time such hedges are entered into.

The tables below set forth the notional amount of foreign exchange hedges in place as of 31st December 2005, and the average U.S. Dollar rates applicable to corresponding EBIT*.

	2006	2007	2008	2009	2010	2011	Total
Total Hedges (in U.S.$ bn)	**13.3**	**13.8**	**11.1**	**5.8**	**2.7**	**0.4**	**47.1**
Of which €-U.S.$	11.6	12.3	9.9	4.7	2.3	0.3	**41.1**
Of which £-U.S.$	1.7	1.5	1.2	1.1	0.4	0.1	**6.0**
Forward Rates (in U.S.$)							
€-U.S.$	1.11	1.13	1.12	1.12	1.18	1.13	
£-U.S.$	1.53	1.54	1.52	1.59	1.61	1.60	

Restructuring. Since its formation in 2000, EADS has implemented, and continues to implement, a number of restructuring plans to further enhance its competitive position in the challenging markets in which it operates. Total restructuring charges of €62 million were recorded in the 2005 IFRS consolidated statement of income, decreasing from €129 million for 2004. For 2005, this included new provisions and current year charges primarily related to (i) the DS Division (€35 million, mainly MBDA) and (ii) restructuring at Sogerma (€27 million).

The related, yet to be implemented, restructuring burden is accounted for at year-end both as a provision and as other liabilities.

1.1.5 EADS Results of Operations

The following table sets forth a summary of the IFRS consolidated statements of income of EADS for the years indicated.

IFRS consolidated statements of income for the year ended 31st December 2005, 2004 and 2003

(in €m, except for EPS)	Year ended 31st December 2005	Year ended 31st December 2004	Year ended 31st December 2003
Revenues	34,206	31,761	30,133
Cost of sales	(27,530)	(25,522) [3]	(24,594)
Gross margin	**6,676**	**6,239** [3]	**5,539**
Selling and administrative expenses	(2,183)	(2,119)	(2,162)
Research and development expenses	(2,075)	(2,126)	(2,189)
Other income	222	314	196
Other expense [1]	(153)	(177)	(256)
Goodwill amortisation [1] [2]	0	0	(567)
Share of profit from associates and other income (expense) from investments	225	84	186
Profit before finance costs and income taxes	**2,712**	**2,215**	**747**
Interest result	(155)	(275)	(203)
Other financial result	(22)	(55)	148
Income taxes	(825)	(664)	(474)
Profit for the period	**1,710**	**1,221** [3]	**218**
Attributable to:			
Equity holders of the parent (**Net Income**)	**1,676**	**1,203** [3] [4]	**206** [4]
Minority interests	34	18 [4]	12 [4]
Earnings per share (basic) (in €)	**2.11**	**1.50** [3] [4]	**0.26** [4]
Earnings per share (diluted) (in €)	**2.09**	**1.50** [3] [4]	**0.26** [4]

(1) *For purposes of this discussion, the presentation of the summary consolidated statements of income differs from the actual IFRS consolidated statements of income, in which "Goodwill amortisation" is included within the line item "Other expense".*

(2) *In accordance with IFRS 3, as from the beginning of 2004, EADS no longer amortizes goodwill on a regular basis.*

(3) *The €(12) million effect of the retrospective application of IFRS 2 "Share-based Payment" is included in 2004 cost of sales.*

(4) *As a result of the first-time application in 2005 of revised IAS 32 "Financial Instruments: Disclosure and Presentation" as it relates to the option granted to BAE Systems' to put its 20% stake in Airbus to EADS, and in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", the historical minority interests recorded in respect of such 20% stake have been replaced by the posting of a liability for puttable instruments and an adjustment to equity attributable to equity holders of the parent. As a consequence, EADS' net income now includes BAE Systems' 20% stake in Airbus. See "Notes to Consolidated Financial Statements (IFRS) — Note 2: Summary of significant accounting policies — IAS 32 Financial Instruments: Disclosure and Presentation (revised 2004)".*

Set out below are year-to-year comparisons of results of operations, based upon EADS' consolidated statements of income.

Consolidated Revenues

Consolidated revenues for 2005 reached €34.2 billion, as compared to €31.8 for 2004. Revenues at Airbus, Eurocopter, the DS Division and the Space Division increased as compared to 2004.

Set forth below is a breakdown of EADS' consolidated revenues by division for the past three years.

(in €m)	Year ended 31st December 2005	Year ended 31st December 2004	Year ended 31st December 2003
Airbus	22,179	20,224	19,048
Military Transport Aircraft	763	1,304	934
Eurocopter [1]	3,211	2,786	2,611
Defence and Security			
Systems	5,636	5,385	5,165
Space	2,698	2,592	2,424
Total Divisional Revenues	**34,487**	**32,291**	**30,182**
Other Businesses [1]	1,155	1,123	1,221
HQ / Consolidation [2]	(1,436)	(1,653)	(1,270)
EADS	**34,206**	**31,761**	**30,133**

(1) *In 2005, the former Aeronautics Division was replaced by the Eurocopter Division. The consolidated revenues of the other BUs comprising the former Aeronautics Division are now reported in the line "Other Businesses".*

(2) *HQ / Consolidation includes, in particular, adjustments and eliminations for intercompany transactions.*

Airbus

Set forth below is a breakdown of Airbus' deliveries by aircraft type for the past three years.

Number of aircraft	Year ended 31st December 2005	Year ended 31st December 2004	Year ended 31st December 2003
Single Aisle	289	233	233
Widebody	9	12	8
Long-Range	80	75	64
of which "Stretched"	*20*	*23*	*23*
Total	**378**	**320** [1]	**305** [2]

(1) *In 2004, revenues were recognized in the IFRS consolidated statement of income for only 316 of the 320 planes delivered.*

(2) *In 2003, revenues were recognized in the IFRS consolidated statement of income for only 302 of the 305 planes delivered.*

2005 compared to 2004. Airbus' 2005 consolidated revenues increased by 9.7%, to €22.2 billion from €20.2 billion for 2004, reflecting primarily the increase in aircraft deliveries recognized in revenues (378 in 2005 as compared to 316 in 2004). As in 2004, most of the deliveries in 2005 were for single-aisle A319 / A320 / A321 aircraft. Airbus delivered 56 more aircraft of this type in 2005 (289 aircraft) than in the previous year. Deliveries of long-range aircraft increased from 75 in 2004 to 80 in 2005.

Offsetting these positive factors was an approximate €(1.65) billion negative impact resulting primarily from the continued decline of the hedge rates used to convert payments upon deliveries for the portion of such payments which was hedged. For a discussion of the impact of exchange rate variations on EADS' results of operations, see "— 1.1.3 Critical Accounting Considerations, Policies and Estimates — Accounting for Hedged Foreign Exchange Transactions in the Financial Statements", "— 1.1.3 Critical Accounting Considerations, Policies and Estimates —

Accounting for Foreign Currency Denominated Operations in the Financial Statements", "— 1.1.8 Hedging Activities — Foreign Exchange Rates" and "1. Financial Market Risks — Exposure to Foreign Currencies".

2004 compared to 2003. Airbus' 2004 consolidated revenues increased by 6.2%, to €20.2 billion from €19 billion for 2003, reflecting primarily (i) the increase in aircraft deliveries recognized in revenues (316 in 2004 as compared to 302 in 2003), (ii) the positive impact of a more favourable mix of aircraft being delivered in 2004 as compared to 2003 and (iii) the revenues ramp up of the A400M program. As in 2003, most of the deliveries in 2004 were for single-aisle A319 / A320 / A321 aircraft. Airbus delivered the same amount of this type of aircraft in 2004 as in 2003 (233 aircraft). Deliveries of long-range aircraft increased from 64 in 2003 to 75 in 2004, including 23 of the higher-priced A340-500 / 600 "stretched" versions.

Offsetting these positive factors was an approximate €(0.3) billion negative impact resulting from (i) the deterioration of the U.S. Dollar exchange rates used to convert payments upon deliveries, not only for the portion which was not hedged by financial instruments (average spot rate of €-U.S.$1.24 in 2004 as compared to €-U.S.$1.13 in 2003), but also for the portion which was hedged (degradation of the hedge rate); partly offset by (ii) the favourable historical exchange rate applied to the portion of revenues representing customer advances received in prior periods.

Military Transport Aircraft

Set forth below is a breakdown of the MTA Division's new aircraft deliveries by aircraft type for the past three years.

Number of aircraft	Year ended 31st December 2005	Year ended 31st December 2004	Year ended 31st December 2003
C-212	2	2	2
CN-235	1	4	7
C-295	10	6	5
Total	**13**	**12**	**14**

For 2005, consolidated revenues of the MTA Division decreased by 41%, from €1.3 billion for 2004 to €0.8 billion for 2005. The decrease primarily reflects the negative €(0.5) billion impact of the shift of revenue recognition for the A400M programme until the first quarter of 2006, with no anticipated impact on the overall programme schedule.

For 2004, consolidated revenues of the MTA Division increased by 40%, from €0.9 billion for 2003 to €1.3 billion for 2004. The increase reflects the Division's attainment of further development milestones for the A400M programme (€0.4 billion of incremental revenue).

Eurocopter

Set forth below is a breakdown of the Eurocopter Division's deliveries by product type for the past three years.

Number of aircraft	Year ended 31st December 2005	Year ended 31st December 2004	Year ended 31st December 2003
Eurocopter	334	279	297
Light	*183*	*157*	*170*
Medium	*121*	*102*	*108*
Heavy	*18*	*18*	*19*
Tiger	*12*	*2*	*0*

For 2005, consolidated revenues of the Eurocopter Division increased by 15%, from € 2.8 billion for 2004 to €3.2 billion for 2005, primarily reflecting shipsets for the Tiger and NH90 helicopters, and the increase in serial helicopter deliveries. The first-time consolidation of the Australian subsidiary also had a net positive effect on the Eurocopter Division's 2005 revenues.

For 2004, the Eurocopter Division generated consolidated revenues of €2.8 billion, an increase of 7% from €2.6 billion for 2003. Increased revenues generated by Eurocopter's customer support services and the increased revenues from achievement of percentage-of-completion milestones for the NH90 and Tiger helicopters offset the effect of fewer helicopter deliveries in 2004.

Defence & Security Systems

Set forth below is a table showing the number of Eurofighter deliveries to Germany and Spain by EADS for the past three years.

Number of aircraft	Year ended 31st December 2005	Year ended 31st December 2004	Year ended 31st December 2003
Eurofighter	18	9	7

For 2005, the DS Division generated consolidated revenues of €5.6 billion, as compared to €5.4 billion for 2004. The slight increase is mainly attributable to continued Eurofighter deliveries by the Military Air Systems BU, as well as the ramp-up of the MBDA missile business.

For 2004, the DS Division generated consolidated revenues of €5.4 billion, as compared to €5.2 billion for 2003. The increase was primarily due to the continued ramp-up of the PAAMS / Aster , MICA, and ASRAAM missile programs.

Space

Set forth below is a breakdown of the Space Division's deliveries of commercial telecommunications satellites for the past three years.

	Year ended 31st December 2005	Year ended 31st December 2004	Year ended 31st December 2003
Commercial Telecommunications Satellites	4	3	1

For 2005, the Space Division generated consolidated revenues of €2.7 billion, as compared to €2.6 billion for 2004. The slight increase reflects increased telecommunications satellite deliveries and the further ramp-up of Ariane 5 production, as well as a modest increase in revenues from the Paradigm business at space services.

For 2004, the Space Division generated consolidated revenues of €2.6 billion, as compared to €2.4 billion for 2003. The increase resulted mainly from a ramp-up of Skynet 4 satellite program services and the achievement of additional milestones on the M51 ballistic missile program.

Consolidated Cost of Sales

For 2005, consolidated cost of sales increased to €27.5 billion from €25.5 billion for 2004. Gross margin remained relatively unchanged as compared to 2004 at 19.5%.

For 2004, consolidated cost of sales increased to €25.5 billion from €24.6 billion for 2003. Gross margin increased from 18.4% in 2003 to 19.6% in 2004, reflecting the effects of higher deliveries at Airbus and major restructuring activities at the Space Division in 2003.

Consolidated Selling and Administrative Expenses

For 2005, consolidated selling and administrative expenses increased slightly, from €2.1 billion for 2004 to €2.2 billion for 2005, primarily reflecting an overall increase in selling activities across most of EADS' businesses.

For 2004, consolidated selling and administrative expenses decreased slightly, from €2.2 billion for 2003 to €2.1 billion for 2004, reflecting the results of cost awareness programs at the BUs and the ongoing effects from restructuring of EADS' general and administrative activities.

Consolidated Research and Development Expenses

For 2005, EADS' consolidated research and development expenses remained unchanged as compared to 2004 at €2.1 billion. A380-related research and development ("**R&D**") expense in the IFRS consolidated statement of income decreased from its peak of €1,082 million for 2003 to €813 million for 2005 (as compared to €983 million for 2004). On the whole, Airbus R&D expense recorded in the IFRS consolidated statement of income decreased by €75 million from 2004 levels. Other consolidated R&D expenses outside Airbus totalled €416 million — an increase of €24 million from 2004 resulting mainly from the development of (i) Eurocopter's EC175 programme in China and (ii) Military Air Systems' ISR business. These changes reflect in part the application of IAS 38 at EADS, which resulted in the capitalisation of an additional €293 million of R&D in 2005, of which €259 million related to Airbus for the A380. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Research and Development Expenses".

For 2004, EADS' consolidated research and development expenses decreased by 3%, to €2.1 billion for 2004 from €2.2 billion for 2003. The application of IAS 38 at EADS in 2004 resulted in the capitalisation of an additional €165 million of R&D, of which €152 million related to Airbus for the A380. Overall, Airbus R&D expense recorded in the IFRS consolidated statement of income decreased by €85 million from 2003 levels. Other non-Airbus consolidated R&D expenses totalled €392 million — an increase of approximately €20 million from 2003 resulting mainly from the EADS research centre.

Consolidated Other Income and Other Expense

Consolidated other income and other expense represent gains and losses on disposals of investments in fixed assets, income from rental properties and certain provisions.

For 2005, the net of other income and other expense was positive €69 million as compared to positive €137 million for 2004, primarily reflecting the non-recurrence of the €106 million release of a provision in the DS Division relating to the Thales Euromissiles litigation reported in consolidated other income for 2004.

For 2004, the net of other income and other expense was positive €137 million as compared to negative €(60) million for 2003, reflecting primarily the impact of the €106 million provision release in the DS Division included in consolidated other income for 2004.

Consolidated Amortisation of Goodwill

As a result of EADS' early adoption of IFRS 3 / IAS 36 revised, goodwill is no longer amortized on a regular basis as from 1st January 2004, but subject to annual impairment testing. Consolidated amortisation of goodwill for 2003 was €0.6 billion. No goodwill-related impairment charges were recorded for 2003, 2004 or 2005.

Consolidated Share of Profit from Associates and Other Income (Expense) from Investments

Consolidated share of profit from associates and other income (expense) from investments principally includes results from companies accounted for under the equity method and the results attributable to non-consolidated investments.

For 2005, EADS recorded €225 million in consolidated share of profit from associates and other income (expense) from investments as compared to €84 million for 2004. The €141 million increase primarily reflects the results of EADS' equity investment in Dassault Aviation, including a €64 million positive catch-up in 2005 of 2004 income related to EADS' investment in Dassault Aviation, versus a negative €(33) million catch-up in 2004.

For 2004, EADS recorded €84 million in consolidated share of profit from associates and other income (expense) from investments as compared to €186 million for 2003. The €102 million decrease primarily reflects a €(33) million negative catch-up in 2004 of 2003 income related to EADS' investment in Dassault Aviation, versus a positive €77 million catch-up in 2003 of 2002 income related to EADS' investment in Dassault Aviation in 2003.

As from 1st January 2005, Dassault Aviation is publishing its financial statements in accordance with IFRS. See "Notes to Consolidated Financial Statement (IFRS) — Note 9: Share of profit from associates and other income (expense) from investments".

Consolidated Interest Result

Consolidated interest result reflects the net of interest income and expenses arising from financial assets or liabilities.

For 2005, EADS reported a consolidated net interest expense of €155 million, as compared to €275 million of consolidated net interest expense for 2004. The improvement in consolidated net interest result primarily reflects the improving net cash position of EADS as well as the increased interest income from sales financing. See "1.1.7 Liquidity and Capital Resources — Consolidated Financial Liabilities".

For 2004, EADS reported a consolidated net interest expense of €275 million, as compared to €203 million of consolidated net interest expense for 2003. In addition to higher interest charges for 2004 on European government refundable advances received, interest charges on financing for the Skynet5 / Paradigm programme in 2004 contributed to the increase in consolidated net interest expense. See "1.1.7 Liquidity and Capital Resources — Consolidated Financial Liabilities".

Consolidated Other Financial Result

For 2005, consolidated other financial result increased to negative €(22) million from negative €(55) million for 2004. This positive €33 million change primarily results from the €147 million positive effect in 2005 from valuation changes of U.S. Dollar-denominated cash balances on the Euro- or British Pound-denominated balance sheets of Group companies, which had generated negative other financial results in 2004. This positive factor was partially offset by a negative €(108) million effect from the mark-to-market valuation of "embedded derivatives". "Embedded derivatives" are financial instruments that, for accounting purposes, are deemed to be embedded in U.S. Dollar-denominated purchase orders of equipment, where the U.S. Dollar is not conclusively the currency in which the price of the related equipment is routinely denominated in international commerce and is not the functional currency of the parties to the transaction.

For 2004, consolidated other financial result decreased to negative €(55) million from positive €148 million for 2003. This change primarily results from (i) the lower effect in 2004 from valuation changes of U.S. Dollar-denominated financial liabilities on the Euro- or British Pound-denominated balance sheets of Group companies, which had generated positive other financial results in prior periods; (ii) a negative €(10) million effect from the mark-to-market valuation of embedded derivatives and (iii) interest accrued on tax audit expenses in 2004.

In 2001, postponed deliveries of commercial aircraft related to the events of 11th September 2001 resulted in a mismatch between hedged positions and expected cash flows. A roll-over plan was carried out in 2002 and 2003 to rephase the maturities of the affected hedges with new delivery dates. The roll-over plan was completed as of 31st December 2003. Had this roll-over plan not been implemented, the affected hedges would have been deemed cancelled for accounting purposes. As the affected hedges had a negative mark-to-market value at the end of 2001, cancellation would have had a negative impact on consolidated other financial result. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Accounting for Hedged Foreign Exchange Transactions in the Financial Statements".

Consolidated Income Taxes

The effective tax rate was 33% in 2005. See "Notes to Consolidated Financial Statements (IFRS) — Note 11: Income taxes".

Consolidated Minority Interests

For 2005, consolidated minority interests were €34 million, as compared to €18 million for 2004, reflecting primarily the interests of Finmeccanica (€24 million) and DaimlerChrysler Luft - und Raumfahrt Holding AG ("**DCLRH**") (€11 million) in the results of MBDA and EADS Germany GmbH, respectively. The 20% share of BAE Systems in Airbus' net income was restated in accordance with the application of IAS 32 "Financial Instruments: Disclosure and Presentation", resulting in a €185 million adjustment to minority interests in 2004. As from 1st January 2005, consolidated minority interests no longer includes BAE Systems' 20% ownership in Airbus. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Scope of and Changes in Consolidation Perimeter" and "Notes to Consolidated Financial Statements (IFRS) — Note 2: Summary of significant accounting policies — IAS 32 Financial Instruments: Disclosure and Presentation".

For 2004, consolidated minority interests were €18 million, as compared to €12 million for 2003, reflecting primarily the interests of Finmeccanica (€21 million) in the results of MBDA.

Consolidated Net Income (Profit for the Period Attributable to Equity Holders of the Parent)

As a result of the factors discussed above, EADS recorded consolidated net income of €1,676 million for 2005 as compared to consolidated net income of €1,203 million for 2004 and a consolidated net income of €206 million for 2003.

In 2005, net income for 2004 and 2003 was restated to reflect the retrospective application of IAS 32 "Financial Instruments: Disclosure and Presentation" in respect of BAE Systems' put option for its 20% stake in Airbus. Additionally, net income for 2004 was restated to reflect the retrospective application of IFRS 2 "Share-based Payments", which required the recognition of an expense in respect of employee stock option plans.

The table below illustrates the adjustments made to 2003 and 2004 net income as a result of the application of the accounting principles described in the preceding paragraph.

(in €m)	Year ended 31st December 2005	Year ended 31st December 2004	Year ended 31st December 2003
Reported Consolidated Net Income (Loss)	1,676	1,030	152
IFRS 2 Restatement	-	(12)	-
IAS 32 Restatement	-	185	54
Restated Consolidated Net Income [(1)]	1,676	1,203	206

(1) *2005 consolidated net income reflects a positive €289 million impact from the application of revised IAS 32 "Financial Instruments: Disclosure and Presentation" and a negative €(33) million impact from the application of IFRS 2.*

Earnings per Share (EPS)

Basic earnings per share increased by €0.61 per share, from €1.50 per share in 2004 (after the restatement of net income described above) to €2.11 per share in 2005. The number of outstanding shares at 31st December 2005 was 797,140,426. The denominator used to calculate EPS was 794,734,220 shares, reflecting the weighted average number of shares outstanding during the year. In 2003, EADS reported basic earnings per shares of €0.26 (after the restatement of net income described above).

Diluted earnings per share increased by €0.59 per share, from €1.50 per share in 2004 (after the restatement of net income described above) to €2.09 per share in 2005. The denominator used to calculate diluted EPS was 800,216,353, reflecting the weighted average number of shares outstanding during the year, adjusted to assume the conversion of all potential ordinary shares. In 2003, EADS reported diluted earnings per shares of €0.26 (after the restatement of net income described above). See "Notes to Consolidated Financial Statements (IFRS) — Note 20: Total equity" and "Note 35: Earnings per share".

1.1.6 Statement of Changes in Consolidated Total Equity (including Minority Interests)

The following table sets forth a summary of the statement of changes in consolidated total equity for the period 1st January 2005 through 31st December 2005.

(in €m)	
Balance at 31st December 2004	**16,354 [1]**
Capital increase	187
Share-based payments	33
Profit for the period	1,710
Cash distribution to shareholders	(396)
Purchase of treasury shares	(288)
Accumulated other comprehensive income	(3,698)
thereof currency translation adjustments	*(58)*
Balance at 31st December 2005	**13,902**

(1) *The balance of consolidated total equity at 31st December 2004 reflects the application of revised IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 16 "Property, plant and equipment". See "Notes to Consolidated Financial Statements (IFRS) — Note 2: Summary of significant accounting policies".*

The decrease in consolidated total equity in 2005 primarily reflects the effects of changes in accumulated other comprehensive income ("**AOCI**"), partly offset by the year's higher net income. Set out below is a discussion of AOCI and its impact on consolidated total equity. For a discussion of the other line items impacting consolidated total equity, see "Notes to Consolidated Financial Statement (IFRS) — Note 20: Total equity".

In 2005, AOCI decreased by €3,698 million. The change in AOCI was due to the negative variation (after accounting for deferred taxes) of the year-end mark-to-market valuation of that portion of EADS' hedge portfolio qualifying for hedge accounting under IAS 39.

IAS 39 Related Impact on AOCI

At 31st December 2005, the notional amount of the outstanding portfolio of hedges qualifying for IAS 39 hedge accounting treatment ("**cash flow hedges**") amounted to approximately U.S.$47.1 billion hedged against the Euro and the Pound Sterling. The year-end mark-to-market valuation of EADS' portfolio of cash flow hedges resulted in a negative valuation change of €5.7 billion from 31st December 2004, based on a closing rate of €-U.S.$1.18, as compared to a positive valuation change of €0.9 billion from 31st December 2003 based on a closing rate of €-U.S.$1.36.

Positive pre-tax mark-to-market values of cash flow hedges are included in other assets, while negative pre-tax mark-to-market values of cash flow hedges are included in provisions for financial instruments. Year-to-year changes in the mark-to-market value of cash flow hedges are recognised as adjustments to AOCI. These adjustments to AOCI are net of corresponding changes to deferred tax assets (for cash flow hedges with negative mark-to-market valuations) and deferred tax liabilities (for cash flow hedges with positive mark-to-market valuations).

Set out below is a graphic presentation of cash flow hedge related movements in AOCI over the past three years (in €m).

Related movements in AOCI over the past three years in €m


7,847
8,756
3,032
-2,810
-3,109
-1,070
4,022
5,647
1,962
OCI Net Asset
Deferred taxes
Net Equity OCI
(including 20% Airbus)
31st December 2003: U.S.$1.2630
31st December 2004: U.S.$1.3621
31st December 2005: U.S.$1.1797

As a result of the negative change in the fair market valuation of the cash flow hedge portfolio in 2005, AOCI-related net assets decreased to €3.0 billion for 2005 from €8.8 billion for 2004. The corresponding €2.0 billion tax effect decreased the AOCI-related deferred tax liability to €1.1 billion at 31st December 2005.

Currency Translation Adjustment Impact on AOCI

The negative €(58) million currency translavtion adjustment (CTA) related impact on AOCI in 2005 reflects the consequences (negative €(237) million) of the merger of Airbus *Groupement d'intérêt économique* (**"Airbus GIE"**) (a U.S. Dollar-denominated entity) into Airbus SAS (a Euro-denominated entity), which were mostly offset by the positive effects of the strengthening U.S. Dollar. Before the merger, Airbus GIE operations were recorded at the current exchange rate of the period except for those hedged with financial instruments. As from 1st January 2004, former Airbus GIE operations are recorded on the basis of historical exchange rates. As a result, no additional CTA is generated by former Airbus GIE operations. The portion of outstanding CTA as at 31st December 2003, booked in respect of non-monetary balance sheet items relating to transactions realised as from 1st January 2004 (i.e., mainly aircraft deliveries), is gradually released to the consolidated statement of income, in line with such deliveries.

1.1.7 Liquidity and Capital Resources

The Group's policy is to maintain sufficient cash and cash equivalents at all times to meet its present and future cash requirements. This policy objective is met through:

- implementation of measures designed to generate cash;
- developing and maintaining access to the capital markets; and
- containment of exposure to customer financing.

EADS benefits from a strong cash position, with €10.6 billion of consolidated gross cash (including securities of €1.0 billion) at 31st December 2005. This cash position is further supported by a €3.0 billion syndicated back-up facility. Overall, financial liabilities (short and long-term) amounted to €5.1 billion at 31st December 2005.

EADS calculates its consolidated net cash position as the difference between (i) cash, cash equivalents and securities and (ii) financial liabilities (as recorded in the consolidated balance sheet). The net cash position at 31st December 2005 was €5.5 billion. The factors affecting EADS' cash position, and consequently its liquidity risk, are discussed below.

1.1.7.1 Cash Flow

EADS generally finances its manufacturing activities and product development programs, and in particular the development of new commercial aircraft, through a combination of flows generated by operating activities, customers' advance payments, risk-sharing partnerships with sub-contractors and European government refundable advances. In addition, EADS' military activities benefit from government-financed research and development contracts. If necessary, EADS may raise funds in the capital markets.

The following table sets forth the variation of EADS' consolidated net cash position over the periods indicated.

(in €m)	Year ended 31st December 2005	Year ended 31st December 2004
Consolidated net cash position at 1st January	**3,961**	**3,105**
Adjustment for changed treatment of embedded leases [1]	–	(97)
Adjusted consolidated net cash position at 1st January	**3,961**	**3,008**
Gross cash flows from		
Operations [2]	3,868	2,858
Changes in other operating assets and liabilities	1,239	2,155
thereof change in European refundable advances	*(103)*	*2*
Cash used for investing activities [3]	(2,694)	(3,399)
thereof industrial capital expenditures	*(2,818)*	*(3,017)*
thereof customer financing	*174*	*(188)*
thereof others	*(50)*	*(194)*
Treasury share buy-back	(288)	(81)
Cash distribution to shareholders	(396)	(320)
Payment related to liability for puttable instruments [4]	(93)	(64)
Capital increase	187	43
Other changes in financial Position	(295)	(239)
thereof financial liabilities non-recourse to EADS	*(121)*	*(369)*
Consolidated net cash position at 31st December	**5,489**	**3,961**
Free Cash Flows [3]	**2,413**	**1,614**
thereof Free Cash Flows before customer financing	*2,239*	*1,802*

(1) *Embedded leases accounted for as financial liabilities.*

(2) *Represents cash flow from operations, excluding variations in working capital.*

(3) *Does not reflect (i) investments in, or disposals of, available-for-sale securities (disposal of €10 million for 2004; investment of €559 million for 2005), which are classified as cash and not as investments solely for the purposes of this net cash presentation; (ii) changes in cash from change in consolidation (€9 million for 2004; €12 million for 2005); or (iii) increase in customer financing when it is non-recourse to EADS (€(369) million for 2004; €(121) million for 2005).*

(4) *Represents dividend paid to BAE Systems in respect of its 20% stake in Airbus.*

The consolidated net cash position at 31st December 2005 was €5,489 million, a 38.6% increase from 31st December 2004. The increase reflects (i) improved profit on a higher number of deliveries at Airbus, (ii) an optimization of working capital through the receipt of pre-delivery payments in line with growth in the order book and increasing near-term deliveries, (iii) the effects of an ongoing Company-wide focus on cash management and (iv) the positive cash impact of customer financing activities (sell-downs). These positive factors were partly offset by (i) the €3.3 billion inventory build-up (in particular for the A380 and A400M programmes), (ii) on-going capital expenditures at Airbus, MTAD and the Space Division, (iii) the €396 million cash distribution to shareholders and (iv) the buyback of shares for €268 million.

Gross Cash Flows from Operations

Gross cash flows from operations increased by €1,010 million to €3,868 million for 2005, primarily as a result of the higher earnings generated during the year (an increase over 2004 of €473 million, before minority interests).

Changes in Other Operating Assets and Liabilities (Working Capital)

Working capital is comprised of trade receivables, inventory, other assets and prepaid expenses netted against trade liabilities, other liabilities (including customer advances) and deferred income.

Changes in working capital resulted in a positive impact on the net cash position for 2005 (€1.2 billion) and 2004 (€2.2 billion). The main net contributor to the positive working capital variation was the further inflow of overall pre-delivery payments from customers (approximately €4.2 billion in 2005, as compared to €1.8 billion in 2004), partially offset by the change in gross inventory (approximately €(3.3) billion in 2005 and €0.4 billion in 2004), primarily reflecting the ramp-up of Airbus production of the A380.

European Government Refundable Advances. As of 31st December 2005, total European government refundable advances received, recorded on the balance sheet in the line item "other liabilities", amounted to €5.3 billion, including accrued interest.

For 2005, new receipts of European government refundable advances totalled €0.4 billion and reimbursements totalled €0.5 billion. Related accrued interest for 2005 of €0.24 billion was recorded on the balance sheet in the line item "other liabilities".

Set out below is a breakdown of total amounts of European government refundable advances outstanding, by product / project.

(in € bn)	2005	2004
Long Range & Wide Body	1.8	2.0
A380	2.8	2.5
Eurocopter	0.2	0.2
Others	0.5	0.4
EADS	5.3	5.1

Cash Used for Investing Activities

Management categorises cash used for investing activities into three components: (i) industrial capital expenditures, (ii) customer financing and (iii) net investments in subsidiaries.

Industrial Capital Expenditures. Industrial capital expenditures (investments in property, plant and equipment and intangible assets) amounted to €2.8 billion for 2005 as compared to €3.0 billion for 2004. A380-related capital expenditure totalled €0.8 billion for 2005, as compared to €1.3 billion for 2004 (including capitalized research and development costs). See "Part 2 / 1.1.2 Airbus — Products and Services". To date, total A380-related capital expenditures is €4.5 billion, including the capitalisation of certain prototypes for approximately €0.3 billion.

The remaining portion of capital expenditures related to other programmes at Airbus of €1.0 billion (including €0.2 million for the A400M programme) and additional programmes in the other divisions of €1.0 billion, including the build-up of Skynet 5 satellites at Paradigm Secure Communication Ltd. Excluding Airbus and Paradigm-related expenditures, EADS' other divisions incur approximately €0.5 billion annually in capital expenditures related to ongoing businesses. Investments in aircraft leases are included in customer financing, and not in industrial capital expenditures, even though the underlying assets are eventually recorded in property, plant and equipment.

For the period 2006 to 2007, it is estimated that most of EADS' capital expenditures will occur in connection with Airbus activities — in particular, for the development of the A380, the A350 and the A400M programmes. See "Part 2 / 1.1.2 Airbus — Products and Services".

Customer Financing. Consolidated cash flows generated by customer financing amounted to €174 million for 2005. EADS aims to structure financing so as to facilitate the future sell-down or reduction of its exposure. The cash inflow of €174 million primarily results from the payments received on sell-downs and repayments of outstanding finance leases and loans over the course of the year more than offsetting additions to customer sales financing. See "Sales Financing".

Others. For 2005, the negative €(50) million figure primarily reflects net investments in subsidiaries, including the acquisition of the Nokia PMR business.

Free Cash Flows

As a result of the factors discussed above, positive free cash flows amounted to €2.4 billion for 2005, as compared to €1.6 billion for 2004. Positive free cash flows before customer financing were €2.2 billion for 2005 as compared to €1.8 billion for 2004.

Other Changes in Financial Position

In 2004 and 2005, the cash outflows of €(239) million and €(295) million, respectively, primarily reflects the impact of non-recourse customer financing.

1.1.7.2 Consolidated Cash and Cash Equivalents

The cash and cash equivalents and securities portfolio of the Group is invested mainly in non-speculative financial instruments, mostly highly liquid, such as certificates of deposits, overnight deposits, commercial paper and other money market instruments which, for cash and cash equivalents, generally have a maturity of less than one year. Therefore, EADS assesses its exposure towards price risk due to changes in interest rates and spreads as minimal. See "1.1.8 Hedging Activities — Interest Rates" and "Notes to Consolidated Financial Statements (IFRS) — Note 30a: Information about Financial Instruments — Financial risk management".

In 2003, the fully automated cross-border cash pooling system (covering France, Germany, Spain, the Netherlands and the U.K.) became operational. A Group-wide implementation of this system to cover entities located in other countries is ongoing. The cash pooling system enhances Management's ability to assess reliably and instantaneously the cash position of each subsidiary within the Group and enables Management to allocate cash optimally within the Group depending upon shifting short-term needs.

Short-term securities that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, which had previously been included in the line item "securities" in the consolidated balance sheet, have been reclassified to the line item "cash and cash equivalents".

Total cash and cash equivalents (including available-for-sale securities) includes the full consolidation of cash at Airbus in an amount of €4.0 billion. However, EADS' stake therein is only 80%. Similarly, total cash and cash equivalents includes €0.9 billion from the 50% consolidation of MBDA. However, EADS' stake in MBDA is only 37.5%, representing 75% of the consolidated amount.

1.1.7.3 Consolidated Financial Liabilities

The following table sets forth the composition of EADS' consolidated financial liabilities, including both short-and long-term debt, as of 31st December 2005:

	31st December 2005			
(in €m)	Not Exceeding 1 year	Over 1 year up to 5 years	More Than 5 years	Total
Finance Leases [1]	87	163	78	**328**
Bonds	0	140	1,519	**1,659**
Liabilities to financial institutions	146	380	972	**1,498**
Liabilities to affiliated companies	112	0	0	**112**
Loans	207	409	528	**1,144**
Other	356	0	0	**356**
Total	**908**	**1,092**	**3,097**	**5,097** [2]

(1) *This figure reflects the €1,102 million effect of the netting of defeased bank deposits against sales financing liabilities.*
(2) *Financial liabilities include non-recourse Airbus debt for €1,247 million.*

The outstanding balance of financial liabilities decreased slightly from €5.2 billion at 31st December 2004 to €5.1 billion at 31st December 2005.

Total financial liabilities include the full consolidation of Airbus financial debt for an amount of €2.7 billion. However, EADS is liable for only 80% of such financial debt incurred after 1st January 2001, in line with its stake in Airbus. See "Sales Financing".

Overall, Management believes that the maturity profile of the consolidated financial liabilities is prudent and consistent with the structure of EADS' consolidated assets and expected cash flows.

EMTN Programme. In February 2003, EADS launched a €3 billion Euro Medium Term Note ("**EMTN**") Programme, with a subsequent initial €1.0 billion issue of a seven year 4.625%, later swapped into a variable rate of three-month LIBOR plus 1.02%, capped at 4%. In September 2003, EADS issued an additional €0.5 billion of fifteen year 5.5% fixed rate notes under the EMTN programme, which was swapped during 2005 into a variable rate of three-month EURIBOR plus 1.81%. The objectives of the two issuances under the EMTN programme are to refinance existing debt and to lengthen the maturity profile of the Company's debt. Management believes that the establishment of such financing schemes will enhance its overall presence and standing in the capital markets and increase its flexibility in responding to fluctuating funding requirements.

European Investment Bank Loan. In 2004, the European Investment Bank granted EADS a long-term loan in the amount of U.S.$421 million at an interest rate of 5.1%.

As a policy matter, EADS systematically rejects acceleration clauses which are based on a credit rating downgrade or on any non-material measurable event not under the control of EADS.

1.1.7.4 Sales Financing

EADS favours cash sales, and encourages independent financing by customers, in order to avoid retaining credit or asset risk in relation to delivered products.

However, in order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. Dedicated and experienced teams at headquarters and at Airbus and ATR, respectively structure such financing transactions and closely monitor total EADS finance and asset value exposure and its evolution in terms of quality, volume and cash requirements intensity. EADS aims to structure all financing it provides to customers in line with market-standard contractual terms so as to facilitate any subsequent sale or reduction of such exposure.

In determining the amount and terms of a financing transaction, Airbus and ATR take into account the airline's credit rating as well as risk factors specific to the intended operating environment of the aircraft and its expected future value. Market yields and current banking practices also serve to benchmark the financing terms offered to customers.

Approximately 40% of the €5.1 billion of total consolidated financial liabilities as at 31st December 2005, are derived from the funding of EADS' sales financing assets, which are of a long-term nature and have predictable payment schedules. The increase from 36% of total financial liabilities in 2004 reflects the effects of the strengthening U.S. Dollar on these U.S. Dollar-denominated liabilities. The following table presents a breakdown of consolidated financial liabilities related to sales financing:

(in €m)	Principal Amount Outstanding 2005	Principal Amount Outstanding 2004
Finance Leases [1]	118	270
Liabilities to financial institutions	1,074	844
Loans	882	780
Total Sales Financing Liabilities	**2,074**	**1,894**

(1) *These figures reflect the effect (€1,102 million in 2005; €1,089 million in 2004) of the netting of defeased bank deposits against sales financing liabilities.*

The amounts of total sales financing liabilities at 31st December 2005 and 2004 reflect the offsetting of sales financing liabilities by €1.1 billion (for 2005) and €1.1 billion (for 2004) of defeased bank deposits securing such liabilities. Of the remaining €2.1 billion total sales financing liabilities at 31st December 2005, €1.2 billion is in the form of non-recourse debt, where EADS' repayment obligations are limited to its receipts from transaction counterparties. A significant portion of financial assets representing non-cancellable customer commitments have terms closely matching those of the related financial liabilities. See "Notes to Consolidated Financial Statements (IFRS) — Note 22: Financial liabilities". See also "— 1.1.3 Critical Accounting Considerations, Policies and Estimates — Accounting for Sales Financing Transactions in the Financial Statements".

Sales financing transactions are generally collateralised by the underlying aircraft. Additionally, Airbus and ATR benefit from protective covenants and from security packages tailored according to the perceived risk and the legal environment of each transaction.

EADS classifies the exposure arising from its sales financing activities into two categories: (i) Financing Exposure, where the customer's credit — its ability to perform its obligations under a financing agreement — constitutes the risk; and (ii) Asset Value Exposure, where the risk relates to decreases in the future value of the financed aircraft. See also "1. Financial Market Risks — Exposure to Sales Financing Risk".

Customer Financing Exposure. Certain EADS and BAE Systems group companies retain joint and several liability for sales financing exposure incurred by Airbus prior to the formation of Airbus S.A.S. EADS' exposure to liabilities incurred by Airbus following 1st January 2001, is limited by its status as a shareholder in Airbus S.A.S., of which it owns 80% of the shares. EADS proportionally consolidates only 50% of ATR and shares the risk with its partner, Alenia.

Airbus Customer Financing Exposure as of 31st December 2005 is spread over approximately 150 aircraft, operated at any time by approximately 36 airlines. In addition, other aircraft related assets, such as spare parts, may also serve as collateral security. 59% of Airbus Financing Gross Exposure is distributed over five airlines in four countries, not taking backstop commitments into account.

ATR Customer Financing Gross Exposure as of 31st December 2005 is distributed over 190 aircraft.

Gross Customer Financing Exposure: Customer Financing Gross Exposure is computed as the sum of (i) the net book value of aircraft under operating leases; (ii) the outstanding principal amount of finance leases or loans; and (iii) the net present value of the maximum commitment amounts under financial guarantees.

Gross Financing Exposure from operating leases, finance leases and loans differs from the value of related assets on EADS' balance sheet and related off-balance sheet contingent commitments for the following reasons: (i) assets are recorded in compliance with IFRS, but may relate to transactions where there is limited recourse to Airbus or ATR; (ii) the value of the assets is impaired or depreciated on the consolidated balance sheet; (iii) off-balance sheet gross exposure is calculated as the net present value of future payments, whereas the Financial Statements present the total future payments in nominal terms; and (iv) exposure related to AVGs recorded as operating leases in the Financial Statements is categorised under Asset Value Exposure, not Financing Exposure.

Airbus has reduced Gross Financing Exposure by 37% from its 1998 peak of U.S.$6 billion, to U.S.$3.8 billion (€3.2 billion) as of 31st December 2005, while the Airbus fleet in operation has increased from 1,838 aircraft to 3,956 over the same period. Management believes the current level of Gross Financing Exposure enhances Airbus' ability to assist its customers in the context of a tight aircraft financing market. The chart below illustrates the evolution of Airbus' Gross Financing Exposure during 2005 (in millions).

Evolution of Airbus Gross Exposure during 2005


U.S. $4,560
€3,348
881
Additions
-1,354
Disposals
-291
Amortisation
U.S. $3,796
€3,218
December 2004
December 2005

ATR 100% has reduced gross exposure by approximately 54% from a peak of U.S.$1.8 billion in 1997 to U.S.$0.8 billion (€0.7 billion) as of 31st December 2005.

In response to the continued demand by its customers for financing, EADS expects to undertake additional outlays in connection with customer financing of commercial aircraft, mostly through finance leases and loans. Nevertheless, it intends to keep the amount as low as possible, and expects the net increase of sales financing gross exposure to be very low in 2006.

Net Exposure. Net exposure is the difference between gross exposure and the estimated value of the collateral security. Collateral value is assessed using a dynamic model based on the net present value of expected future rentals from the aircraft in the leasing market and potential cost of default. This valuation model yields results that are typically lower than residual value estimates by independent sources in order to allow for what Management believes is its conservative assessment of market conditions, as well as for repossession and transformation costs. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Accounting for Sales Financing Transactions in the Financial Statements".

The table below shows the transition from gross to net financing exposure (which does not include AVGs) as at 31st December 2005 and 2004. It includes 100% of Airbus' customer financing exposure and 50% of ATR's exposure, reflecting EADS' stake in ATR.

(in €m)	Note*	Airbus 100% 12 / 31 / 2005	Airbus 100% 12 / 31 / 2004	ATR 50% 12 / 31 / 2005	ATR 50% 12 / 31 / 2004	Total EADS 12 / 31 / 2005	Total EADS 12 / 31 / 2004
Operating Lease	13	1,308	1,835	185	146	1,493	1,981
Finance leases and loans	14	1,616	2,044	25	22	1,641	2,066
Others		1,019		96	119	1,115	119
On Balance sheet customer financing		3,943	3,879	306	287	4,249	4,166
Off Balance sheet customer financing	29	846	732	42	46	888	778
Non-recourse transactions on balance sheet		(1,327)	(1,135)			(1,327)	(1,135)
Off balance sheet adjustments		(244)	(128)			(244)	(128)
Gross customer financing exposure	29	**3,218**	**3,348**	**348**	**333**	**3,566**	**3,681**
Collateral Values	29	(1,819)	(1,916)	(314)	(300)	(2,133)	(2,216)
Net exposure		**1,399**	**1,432**	**34**	**33**	**1,433**	**1,465**
Impairment and provisions							
On Operating Lease	13	(319)	(532)	0	0	(319)	(532)
On Finance Lease & loans	14	(396)	(466)	0	0	(396)	(466)
On Inventories	15	0	(1)	0	0	0	(1)
On assets held for sale	19	(196)	0	0	0	(196)	0
On On balance sheet customer financing	21	0	0	(34)	(33)	(34)	(33)
On Off balance sheet commitments	29	(488)	(433)	0	0	(488)	(433)
Asset impairments and Provisions		**(1,399)**	**(1,432)**	**(34)**	**(33)**	**(1,433)**	
Residual exposure		-	-	-	-	-	-

(*) *The indicated numbers refer to the number of the Notes to Consolidated Financial Statements (IFRS).*

The gross value of consolidated operating leases shown in the table above (€1,493 million in 2005 and €1,981 million in 2004) is accounted for in 'Property, Plant and Equipment' at net book value of operating leases before impairment. Corresponding asset impairments (€319 million in 2005 and €532 million in 2004) are charged against this net book value. See "Notes to Consolidated Financial Statements (IFRS) — Note 13: Property, Plant and Equipment" and "Note 29: Commitments and contingencies".

Also shown in the table above is the gross value for consolidated finance leases and loans (€1,641 million in 2005 and €2,066 million in 2004). Consolidated finance leases (€924 million in 2005 and €1,120 million in 2004) are accounted for as long-term financial assets, recorded at their net book value before impairment. Loans (€717 million in 2005 and €946 million in 2004) are also accounted for as long-term financial assets, recorded at their outstanding gross amount. Corresponding overall asset impairment (€396 million in 2005 and €466 million in 2004) is charged against the net book value. See "Notes to Consolidated Financial Statements (IFRS) — Note 14: Investments in associates, other investments and long-term financial assets".

Off-balance sheet customer financing exposure at Airbus and 50% ATR was €888 million in 2005 and €778 million in 2004. These amounts reflect the total nominal value of future payments under lease in / lease out structures. The year-to-year increase mostly reflects the impact of the strengthening U.S. Dollar on the Euro amount of such payments. The corresponding net present value of future payments (discounted and net of mitigating factors) is included in total Gross Financing Exposure for an amount of €644 million in 2005 and €650 million in 2004.
A provision of €488 million exists in EADS' balance sheet as of 31st December 2005 to cover the full amount of the corresponding net exposure. See "Notes to Consolidated

Financial Statements (IFRS) — Note 29: Commitments and contingencies".

Asset Value Exposure. A significant portion of EADS' asset value exposure arises from outstanding AVGs, primarily at Airbus. Management considers the financial risks associated with such guarantees to be manageable. Three factors contribute to this assessment: (i) the guarantee only covers a tranche of the estimated future value of the aircraft, and its level is considered prudent in comparison to the estimated future value of each aircraft; (ii) the AVG-related exposure is diversified over a large number of aircraft and customers; and (iii) the exercise periods of outstanding AVGs are distributed through 2019, resulting in low levels of exposure maturing in any year. Because exercise dates for AVGs are on average in the 10th year following aircraft delivery, AVGs issued in 2006 will generally not be exercisable prior to 2016, and, therefore, an increase in near-term exposure is not expected.

Gross Exposure. Gross Asset Value Exposure is defined as the sum of the maximum guaranteed tranche amounts (as opposed to the sum of the maximum guaranteed asset value amounts) under outstanding AVGs. At 31st December 2005, Airbus Gross Asset Value Exposure (discounted present value of future guaranteed tranches) was U.S.$3.0 billion (€2.6 billion). The off-balance sheet portion of Airbus Gross Asset Value, representing AVGs with net present values of less than 10% of the sales price of the corresponding aircraft, was €1,054 million, excluding €507 million where the risk is considered to be remote. In many cases, the risk is limited to a specific portion of the residual value of the aircraft. The remaining Airbus Gross Asset Value Exposure is recorded on-balance sheet.

Net Exposure. The present value of the risk inherent to the given asset value guarantees, where a settlement is considered to be probable, is fully provided for and included in the total amount of provisions for asset value risks of €647 million. This provision covers a potential expected shortfall between the estimated value of the aircraft of the date upon which the guarantee can be exercised and the value guaranteed on a transaction basis taking counter guarantees into account. See "Notes to Consolidated Financial Statements (IFRS) — Note 21(d): Other provisions".

Backstop Commitments. While commitments to provide financing related to orders on Airbus' and ATR's backlog are also given, such commitments are not considered to be part of gross exposure until the financing is in place, which occurs when the aircraft is delivered. This is due to the fact that (i) past experience suggests it is unlikely that all such proposed financings actually will be implemented (although it is possible that customers not benefiting from such commitments may nevertheless request financing assistance ahead of aircraft delivery), (ii) until the aircraft is delivered, Airbus or ATR retain the asset and do not incur an unusual risk in relation thereto (other than the corresponding work-in-progress), and (iii) third parties may participate in the financing.

See "Notes to Consolidated Financial Statements (IFRS) — Note 29: Commitments and contingencies" for further discussion of EADS' sales financing policies and accounting procedures.

1.1.8 Hedging Activities

1.1.8.1 Foreign Exchange Rates

A significant portion of EADS' revenues are denominated in U.S. Dollars (approximately U.S.$25 billion for 2005), with approximately half of such currency exposure 'naturally hedged' by U.S. Dollar- denominated costs. The remainder of costs is incurred primarily in Euro, and to a lesser extent, in Pounds Sterling. Consequently, to the extent that EADS does not use financial instruments to hedge its net current and future exchange rate exposure from the time of a customer order to the time of delivery, its profits will be affected by market changes in the exchange rate of the U.S. Dollar against these currencies. Consistent with EADS' policy of generating profits principally from its operations, EADS uses hedging strategies to manage and minimise the impact on its EBIT* from the volatility of the U.S. Dollar. See "1.1.4 Measurement of Management's Performance — EBIT* Performance by Division — Hedging Impact on

EBIT*". See also "1. Financial Market Risks — Exposure to Foreign Currencies".

As EADS uses financial instruments to hedge only its net foreign currency exposure, the portion of its U.S. Dollar-denominated revenues not hedged by financial instruments (approximately 30% of total consolidated revenues) is exposed to changes in exchange rates. Of this non-hedged portion of revenues, a certain percentage (relating to customer pre-delivery payments) are converted into Euro at the spot rate effective at the time the payment was received by EADS. The remainder of non-hedged U.S. Dollar-denominated revenues (corresponding to payments upon delivery) are subject to changes in the spot rate at the time of delivery. See "1.1.3 Critical Accounting Considerations, Policies and Estimates — Accounting for Foreign Currency Denominated Operations in the Financial Statements".

Exposure on aircraft sales. For products such as aircraft, EADS typically hedges forecasted sales in U.S. Dollars related to firm commitments and forecasted transactions for the following year through 2011. The hedged items are defined as the first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. The amount of the first flows to be hedged is decided by a treasury committee and typically covers up to 100% of the equivalent of the net U.S. Dollar exposure. For EADS, a forecasted transaction is regarded highly probable if the future delivery is included in the firm order book or is very likely to materialise in view of contractual evidences (e.g., a letter of intent). The coverage ratio is adjusted to take into account macroeconomic movements affecting the spot and interest rates, as applicable.

Exposure on project related business. For project-related business, EADS generally hedges 100% based on specific flows arising out of firm and individual contracts. Hedging is implemented on an individual project basis.

Exposure on treasury operations. In connection with its treasury operations, EADS headquarters enters into foreign exchange swaps (notional amount of €0.7 billion at year-end 2005) to adjust for short-term fluctuations of non-Euro cash balances at the BU level. Year-to-year changes in the fair market value of these swaps is recorded on the consolidated statement of income in the line item "other financial result". These changes may have a material impact on EADS' net income.

Hedge Portfolio. EADS manages a long-term hedge portfolio with a maturity of several years covering its net exposure to U.S. Dollar sales, mainly from the activities of Airbus (and to a lesser extent, of the Eurocopter Division, ATR, the DS Division and the MTA Division). The net exposure is defined as the total currency exposure (U.S. Dollar-denominated revenues), net of the part that is "naturally hedged" by U.S. Dollar-denominated costs. The hedge portfolio covers the vast majority of the Group's hedging transactions. As hedging instruments, EADS primarily uses foreign currency forwards and, to a lesser extent, option contracts.

The contract or notional amounts of EADS' foreign exchange derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of such foreign exchange derivative financial instruments are as follows, specified by year of expected maturity:

Year ended 31st December 2005	Remaining period			
(in €m)	Not exceeding 1 year	1 year up to 5 years	More than 5 years	Total
Foreign Exchange Contracts:				
Net forward sales contracts	9,653	27,076	365	**37,094**
Structured USD forward:				
Purchased USD call options	119	573	0	**692**
Purchased USD put options	1,495	1,190	0	**2,685**
Written USD call options	1,495	1,190	0	**2,685**
FX swap contracts	625	0	117	**742**

1.1.8.2 Interest Rates

EADS uses an asset and liability management approach with the objective of limiting its interest rate risk. The Company attempts to match the risk profile of its assets with a corresponding liability structure. The net interest rate exposure is managed through several types of instruments in order to minimise risks and financial impacts. Therefore, EADS may use interest rate derivatives for hedging purposes.

Hedging instruments that are specifically related to debt instruments (such as the notes issued under the EMTN programme and those relating to the financing of Paradigm) have at most the same nominal amounts, as well as the same maturity dates, as the corresponding hedged item.

Regarding the management of its cash balance, EADS invests mainly in short-term instruments and / or floating rate instruments in order to further minimise any interest risk in its cash and securities portfolio.

The contract or notional amounts of EADS' interest rate derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of such interest rate derivative financial instruments are as follows, specified by expected maturity.

Year ended 31st December 2005	Remaining period			
(in €m)	Not exceeding 1 year	1 year up to 5 years	More than 5 years	Total
Interest rate swaps and caps	105	2,504	2,921	5,530

Since its creation, EADS has been in a positive net cash position. As interest rate sensitivity analysis is mostly relevant to large borrowers, EADS considers that the added value of such analysis to an understanding of the Company's interest rate exposure is minimal. Such analysis has therefore not been included herein, and the above table of interest rate derivatives has not been correlated with the preceding table of financial debt. As circumstances warrant, EADS will consider including such an analysis in future Registration Documents.

1.2 Financial Statements

The following documents shall be deemed to be incorporated in and form part of this Registration Document:

- the consolidated financial statements and the statutory financial statements of EADS for the year ended 31st December 2003 as included in "Part 1 / 1.2 Financial Statements" of the *Document de Référence* filed in French with the *Autorité des marchés financiers* on 1st April 2004 and filed in English with the Chamber of Commerce of Amsterdam; and
- the consolidated financial statements (IFRS) and the financial statements (Dutch GAAP) of EADS for the year ended 31st December 2004 as included in "Part 1 / 1.2 Financial Statements" of the *Document de Référence* filed in French with the *Autorité des marchés financiers* on 19th April 2005 and filed in English with the Chamber of Commerce of Amsterdam.

Copies of the *Document de Référence* for the financial years ended 31st December 2003 and 31st December 2004 are available free of charge upon request in English, French, Spanish and German languages at the registered office of the Company and on www.eads.com. Copies of the financial statements referred to above are also available in English on www.eads.com and for inspection at the Chamber of Commerce of Amsterdam.

EADS confirms that the reports of the auditors set forth in sections 1.2.1 and 1.2.2 below (as well as those incorporated by reference herein) have been accurately reproduced and that as far as EADS is aware and is able to ascertain from the information provided by the auditors, no facts have been omitted which would render such reports inaccurate or misleading.

1.2.1 Consolidated Financial Statements (IFRS)

Consolidated Income Statements (IFRS) for the years 2005, 2004 and 2003

(in €m)	Note	2005	2004	2003
Revenues	5, 6	**34,206**	**31,761**	**30,133**
Cost of sales	7	(27,530)	(25,522) [1]	(24,594)
Gross margin		**6,676**	**6,239**	**5,539**
Selling expenses		(832)	(798)	(776)
Administrative expenses		(1,351)	(1,321)	(1,386)
Research and development expenses		(2,075)	(2,126)	(2,189)
Other income	8	222	314	196
Other expenses		(153)	(177)	(823)
thereof goodwill amortisation	12	*0*	*0*	*(567)*
Share of profit from associates	9	210	88	224
Other income (expense) from investments	9	15	(4)	(38)
Profit before finance costs and income taxes	5	**2,712**	**2,215**	**747**
Interest result		(155)	(275)	(203)
Other financial result		(22)	(55)	148
Total finance costs	10	(177)	(330)	(55)
Income taxes	11	(825)	(664)	(474)
Profit for the period		**1,710**	**1,221**	**218**
Attributable to:				
Equity holders of the parent **(Net Income)**		1,676	1,203 [1][2]	206 [2]
Minority interests		34	18 [2]	12 [2]
		1,710	**1,221**	**218**
Earnings per share		**€**	**€**	**€**
Basic	35	2.11	1.50 [1][2]	0.26 [2]
Diluted	35	2.09	1.50 [1][2]	0.26 [2]
Cash distribution per share (2005: proposal)	20	**0.65**	**0.50**	**0.40**

(1) *For the retrospective application of IFRS 2 "Share-based Payment" please refer to "Changes in accounting policy" in Note 2.*

(2) *For the retrospective application of IAS 32 "Financial Instruments: Disclosure and Presentation" (revised 2004) regarding the liability for puttable instruments please refer to "Changes in accounting policy" in Note 2.*

The accompanying notes are an integral part of these Consolidated Financial Statements (IFRS).

Consolidated Balance Sheets (IFRS)

(in €m)	Note	31st December 2005	2004
Assets			
Non-current assets			
Intangible assets	12	11,052	10,549 (1)
Property, plant and equipment	13	13,817	12,797 (1)
Investment property	33	134	159
Investments in associates	14	1,908	1,738
Other investments and long-term financial assets	14	1,938	2,110
Non-current other assets	17	3,610	7,096 (1)
Deferred tax assets	11	2,557	2,548 (1)
Non-current securities	18	1,011	466
		36,027	**37,463**
Current assets			
Inventories	15	15,425	12,334 (1)
Trade receivables	16	4,802	4,406
Current portion of long-term financial assets	14	237	242 (1)
Current other assets	17	3,201	4,697 (1)
Current tax assets		237	303
Current securities	18	29	0 (1)
Cash and cash equivalents		9,546	8,718
		33,477	**30,700**
Non-current assets classified as held for sale	19	**881**	**0**
Total assets		**70,385**	**68,163**
Equity and liabilities			
Equity attributable to equity holders of the parent			
Capital stock		818	810
Reserves		9,371	7,899 (1)
Accumulated other comprehensive income		3,982	7,678 (1)
Treasury shares		(445)	(177)
		13,726	**16,210**
Minority interests		176	144 (1)
Total equity	20	**13,902**	**16,354**
Non-current liabilities			
Non-current provisions	21	6,879	6,074 (1)
Long-term financial liabilities	22	4,189	4,405 (1)
Non-current other liabilities	24	9,971	8,777 (1)
Deferred tax liabilities	11	2,376	4,134
Non-current deferred income	26	1,324	1,490 (1)
		24,739	**24,880**
Current liabilities			
Current provisions	21	2,727	2,350
Short-term financial liabilities	22	908	818 (1)
Liability for puttable instruments	23	3,500	3,500 (1)
Trade liabilities	25	6,634	5,860
Current other liabilities	24	17,166	13,722 (1)
Current tax liabilities		174	178
Current deferred income	26	573	501 (1)
		31,682	**26,929**
Liabilities directly associated with non-current assets classified as held for sale	19	**62**	**0**
Total liabilities		**56,483**	**51,809**
Total equity and liabilities		**70,385**	**68,163**

(1) *For retrospective adjustments please refer to "Changes in accounting policy" in Note 2 and the relevant section of the notes.*

The accompanying notes are an integral part of these Consolidated Financial Statements (IFRS).

Consolidated Statements of Cash Flows (IFRS)

(in €m)	Note	2005	2004	2003
Profit for the period attributable to equity holders of the parent (Net income)		**1,676**	**1,203** (1) (2)	**206** (2)
Profit for the period attributable to minority interests		34	18 (2)	12 (2)
Adjustments to reconcile Net income to cash provided by operating activities:				
Depreciation and amortisation		1,653	1,621	2,375
Valuation adjustments and CTA release		261	(188) (1)	263
Deferred tax expenses (income)		386	537	(138)
Results on disposal of non-current assets		(170)	(8)	(50)
Results of companies accounted for by the equity method		(210)	(88)	(224)
Change in current and non-current provisions and current tax assets / liabilities		238	(237)	246
Change in other operating assets and liabilities:		**1,239**	**2,155**	**2,019**
- Inventories		(3,264)	366 (3)	(551) (3)
- Trade receivables		(388)	(403)	168
- Trade liabilities		666	756	116
- Other assets and liabilities		4,225	1,436 (3)	2,286 (3)
Cash provided by operating activities		**5,107**	**5,013**	**4,709**
Investments:				
- Purchase of intangible assets, Property, plant and equipment		(2,818)	(3,017)	(2,672)
- Proceeds from disposals of intangible assets, Property, plant and equipment		101	36	47
- Acquisitions of subsidiaries (net of cash)	27	(131)	(100)	(92)
- Proceeds from disposals of subsidiaries (net of cash)		89	0	32
- Payments for investments in associates and other investments and long-term financial assets		(659)	(482)	(728)
- Proceeds from disposals of associates and other investments and long-term financial assets		485	492	346
- Dividends paid by companies valued at equity		36	36	38
- Increase in equipment of leased assets		(40)	(656)	(279)
- Proceeds from disposals of leased assets		256	74	8
- Increase in finance lease receivables		(219)	(261)	(443)
- Decrease in finance lease receivables		85	110	84
Change of securities		(559)	10	336
Change in cash from changes in consolidation		12	9	(152)
Cash (used for) investing activities		**(3,362)**	**(3,749)**	**(3,475)**
Change in long-term and short-term financial liabilities	27	(344)	474	1,132
Cash distribution to EADS N.V. shareholders		(396)	(320)	(240)
Payments related to liability for puttable instruments		(93)	(64)	(38)
Capital increase		187	43	21
Purchase of treasury shares		(288)	(81)	(31)
Others		0	0	8
Cash (used for) provided by financing activities		**(934)**	**52**	**852**
Effect of foreign exchange rate changes and other valuation adjustments on cash and cash equivalents		17	(2)	(83)
Net increase in cash and cash equivalents		**828**	**1,314**	**2,003**
Cash and cash equivalents at beginning of period		**8,718**	**7,404**	**5,401**
Cash and cash equivalents at end of period		**9,546**	**8,718**	**7,404**

The following represents supplemental information with respect to cash flows:

(in €m)	2005	2004	2003
Interest paid	(242)	(367)	(311)
Income taxes paid, net	(265)	(302)	(383)
Interest received	313	329	338
Dividends received	55	57	55

(1) *For the effect of the retrospective application of IFRS 2 "Share-based Payment" please refer to "Changes in accounting policy" in Note 2.*

(2) *For the retrospective application of IAS 32 "Financial Instruments: Disclosure and Presentation" (revised 2004) regarding the liability for puttable instruments please refer to "Changes in accounting policy" in Note 2.*

(3) *Advance payments received related to inventories are reclassified to current and non-current other liabilities. Previous year figures are adjusted accordingly (see Note 15 "Inventories" and Note 24 "Other liabilities").*

The accompanying notes are an integral part of these Consolidated Financial Statements (IFRS).

For details, see Note 27, "Consolidated Statement of Cash Flows (IFRS)".

Consolidated Statements of Changes in Equity (IFRS)

		Equity attributable to equity holders of the parent						Minority interests	Total equity
(in €m)	Note	Capital stock	Share premium	Other reserves	Accumulated other comprehensive income	Treasury shares	Total		
Balance at 31st December 2002		**811**	**9,538**	**120**	**2,452**	**(156)**	**12,765**	**1,361**	**14,126**
Retrospective adjustments [1]	20			(2,594)	723		(1,871)	(1,212)	(3,083)
Balance at 31st December 2002, adjusted		**811**	**9,538**	**(2,474)**	**3,175**	**(156)**	**10,894**	**149**	**11,043**
Capital increase		2	19				21		21
Profit for the period (Net income) [1]				206			206	12	218
Cash distribution to EADS N.V. shareholders / dividends to minority shareholders			(240)				(240)	(9)	(249)
Disposal of minorities								(26)	(26)
Purchase of treasury shares						(31)	(31)		(31)
Other comprehensive income					4,299		4,299		4,299
thereof changes in fair values of available for sale financial instruments					154				
thereof changes in fair values of hedging instruments					3,123				
thereof currency translation adjustments					1,022				
Balance at 31st December 2003		**813**	**9,317**	**(2,268)**	**7,474**	**(187)**	**15,149**	**126**	**15,275**

(1) *For the retrospective application of IAS 32 "Financial Instruments: Disclosure and Presentation" (revised 2004) regarding the liability for puttable instruments and application of the revised IAS 16 "Property, plant and equipment" please refer to "Changes in accounting policy" in Note 2.*

(in €m)	Note	Capital stock	Share premium	Other reserves	Accumulated other comprehensive income	Treasury shares	Total	Minority interests	Total equity
		Equity attributable to equity holders of the parent							
Balance at 31st December 2003		**813**	**9,317**	**(2,268)**	**7,474**	**(187)**	**15,149**	**126**	**15,275**
Capital increase		2	41				43		43
Profit for the period (Net income) [(1)(2)]				1,203			1,203	18	1,221
Share-based Payment (IFRS 2) [(2)]	31			12			12		12
Cash distribution to EADS N.V. shareholders			(320)				(320)		(320)
Purchase of treasury shares						(81)	(81)		(81)
Cancellation of treasury shares		(5)	(86)			91	0		0
Other comprehensive income					204		204		204
thereof changes in fair values of available for sale financial instruments					*33*				
thereof changes in fair values of hedging instruments					*610*				
thereof currency translation adjustments					*(439)*				
Balance at 31st December 2004		**810**	**8,952**	**(1,053)**	**7,678**	**(177)**	**16,210**	**144**	**16,354**
Capital increase	20	9	178				187		187
Profit for the period (Net income)				1,676			1,676	34	1,710
Share-based Payment (IFRS 2)	31			33			33		33
Cash distribution to EADS N.V. shareholders			(396)				(396)		(396)
Purchase of treasury shares	20					(288)	(288)		(288)
Cancellation of treasury shares	20	(1)	(19)			20	0		0
Other comprehensive income					(3,696)		(3,696)	(2)	(3,698)
thereof changes in fair values of available for sale financial instruments					*45*				
thereof changes in fair values of hedging instruments	*30 c*				*(3,685)*				
thereof currency translation adjustments					*(56)*			*(2)*	
Balance at 31st December 2005		**818**	**8,715**	**656**	**3,982**	**(445)**	**13,726**	**176**	**13,902**

(1) *For the retrospective application of IAS 32 "Financial Instruments: Disclosure and Presentation" (revised 2004) regarding the liability for puttable instruments and application of the revised IAS 16 "Property, plant and equipment" please refer to "Changes in accounting policy" in Note 2.*
(2) *For the retrospective application of IFRS 2 "Share-based Payment" please refer to "Changes in accounting policy" in Note 2.*

The accompanying notes are an integral part of these Consolidated Financial Statements (IFRS).

Notes to the Consolidated Financial Statements (IFRS)

Basis of Presentation

1. The company

The accompanying Consolidated Financial Statements present the financial position and the result of the operations of **European Aeronautic Defence and Space Company EADS N.V.** and its subsidiaries ("EADS" or the "Group"), a Dutch public limited liability company (Naamloze Vennootschap) legally seated in Amsterdam (Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands). EADS' core business is the manufacturing of commercial aircraft, civil helicopters, commercial space launch vehicles, missiles, military aircraft, satellites, defence systems and defence electronics and rendering of services related to these activities. The Consolidated Financial Statements were authorised for issue by EADS' Board of Directors on 7th March 2006 and are prepared and reported in Euro ("€").

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

Basis of preparation — EADS' Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), adopted by the International Accounting Standards Board ("IASB"), as endorsed by the European Union (EU). They comprise (i) IFRS, (ii) International Accounting Standards ("IAS") and (iii) Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or former Standing Interpretations Committee ("SIC").

New Standards

End of March 2004, the IASB completed Phase I of its ongoing Business Combinations Project and adopted new IFRS 3 "Business Combinations", superseding IAS 22 "Business Combinations", as well as revised Standards IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets". EADS decided to early adopt IFRS 3, revised IAS 36 and IAS 38 and to apply these standards as of 1st January 2004. Besides the revisions of thirteen IAS in conjunction with the Improvements Project (published in December 2003) the IASB released in 2004 five more standards, five interpretations as well as amendments / revisions. In 2005 the IASB released one new Standard, two interpretations as well as amendments / revisions as listed below. The Standards and Interpretations printed in italic have a later effective date and are not yet adopted. All other Standards and Interpretations listed below were adopted by EADS and are applied to the Group's Consolidated Financial Statements for the accounting period beginning on 1st January 2005. Except for IFRIC 4 "Determining whether an Arrangement contains a Lease" (released 2004) and the April 2005 Amendment ("Cash Flow Hedge Accounting of Forecast Intragroup Transactions") to IAS 39 "Financial Instruments: Recognition and Measurement", EADS has decided not to opt for early adoption of any of the new, revised or amended standards or interpretations before they become effective.

Improvements Project (2003):

IAS 1 Presentation of Financial Statements

IAS 2 Inventories

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 10 Events after Balance Sheet Date

IAS 16 Property, Plant and Equipment

IAS 17 Leases

IAS 21 The Effects of Changes in Foreign Exchange Rates

IAS 24 Related Party Disclosure

IAS 27 Consolidated and Separate Financial Statements

IAS 28 Investments in Associates

IAS 31 Interests in Joint Ventures

IAS 33 Earnings per Share

IAS 40 Investment Property

New Standards:

IFRS 2 Share-based Payment (released 2004)

IFRS 3 Business Combinations (released 2004)

IFRS 4 Insurance Contracts (released 2004)

IFRS 5 Non-current Assets held for sale and Discontinued Operations (released 2004)

IFRS 6 *Exploration for and Evaluation of Mineral Resources (released 2004)*

IFRS 7 *Financial Instruments: Disclosures (released 2005)*

New Interpretations:

IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities (released 2004)

IFRIC 2 Members' Shares in Co-operative Entities and Similar Instruments (released 2004)

IFRIC 3 *Emission Rights (released 2004, withdrawn 2005)*

IFRIC 4 Determining whether an Arrangement contains a Lease (released 2004)

IFRIC 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (released 2004)*

IFRIC 6 *Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment (released 2005)*

IFRIC 7 *Applying the Restatement Approach under IAS 29 (released 2005)*

Amendments / Revisions:

IAS 1 Presentation of Financial Statements
Amendment (August 2005) Capital Disclosures

IAS 19 Employee Benefits
Amendment (December 2004) Actuarial Gains and Losses, Group Plans and Disclosure

IAS 32 Financial Instruments: Disclosure and Presentation
Revision (December 2003)
Amendment (March 2004)

IAS 36 Impairment of Assets (March 2004)

IAS 38 Intangible Assets (March 2004)

IAS 39 Financial Instruments: Recognition and Measurement
- Revision (December 2003)
- Amendment (March 2004) Fair Value Hedge Accounting for Portfolio Hedge of Interest Rate Risk
- *Amendment (December 2004) Transition and Initial Recognition of Financial Assets and Financial Liabilities*
- Amendment (April 2005) Cash Flow Hedge Accounting of Forecast Intragroup Transactions
- *Amendment (June 2005) The Fair Value Option*
- *Amendment (August 2005) Financial Guarantee Contracts*

SIC 12 Consolidation - Special Purpose Entities
Amendment (November 2004) Scope of SIC 12

Changes in accounting policy related to new or revised IFRS Standards and Interpretations

IFRS 2 Share-based Payment — The revised accounting policy for share-based payment transactions is described below. The main impact of IFRS 2 on the Group's Consolidated Financial Statements is the recognition of an expense and a corresponding entry within equity for senior executive and employees' stock options and employee stock ownership plans. In accordance with the transition rules EADS applied the Standard retrospectively to two equity settled plans, which were granted after 7th November 2002 and not vested as of 1st January 2005.

For the effects of the revised policy on EADS Consolidated Balance Sheet, Consolidated Income Statement as well as Earnings per Share see Note 31 "Share-based Payment" and Note 35 "Earnings per Share".

IAS 1 Presentation of Financial Statements — The effect of the application of the amended standard is a revised presentation of the Consolidated Balance Sheet. All assets and liabilities are now classified on the face of EADS Consolidated Balance Sheet as either current or non-current depending on their nature. An asset is qualified as current when it is expected to be realised in EADS' normal operating cycle or when it is held primarily for the purpose of being traded. A liability is qualified as current when it is expected to be settled in EADS' normal operating cycle. Financial liabilities are classified as current if they are due within twelve month after the balance sheet date. All other assets and liabilities are classified as non-current.

In addition, minority interests are presented within total equity. Prior period's Consolidated Balance Sheet has been adjusted consistently.

IAS 16 Property, Plant and Equipment — As of 1st January 2005 EADS applied the component approach as set out in the revised Standard. Under this approach foreseeable costs of major future servicing and major parts (components) to be replaced during the life-time of an item of property, plant and equipment are depreciated separately over their respective useful lives.

The revised guidance in IAS 16 "Property, plant and equipment" requires to include within the cost of an item of property, plant and equipment, the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located. A provision presenting the asset retirement obligation is recognised in the same amount at the same date in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets".

For the effect of the revised policy we refer to the Notes 13 "Property, plant and equipment", 17 "Other assets", 11 "Income taxes", 20 "Total equity" and 21 d) "Other provisions".

IAS 32 Financial Instruments: Disclosure and Presentation (revised 2004) — Since 1st January 2005, EADS applies revised IAS 32 "Financial Instruments: Disclosure and Presentation". Amongst others, revised IAS 32 provides modified guidance whether a share in an entity should be classified as equity or as financial liability. Accordingly, under certain circumstances, an entity shall record a financial liability rather than an equity instrument for the exercise price of a written put option on the entity's equity.

As part of the Airbus business combination in 2001, the option granted to BAE Systems to put its 20% stake in Airbus is such a written put option. As such EADS has the obligation to purchase these minority shares whenever the minority shareholder requests it, limited to a revolving yearly window period for an amount equal to the fair value of the shares at the time the option is exercised, to be paid in cash or an equivalent amount of EADS shares. Following revised IAS 32 and despite BAE Systems (legal) minority rights in Airbus, the related interest is now to be regarded as financial liability in the EADS Consolidated Financial Statements, to be stated at fair value. The liability for the put option has been measured by applying a choice of different valuation techniques, based on best estimates currently available, and is presented in a separate line of the EADS Consolidated Balance Sheet (Liability for puttable instruments).

Following IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", the adoption of revised IAS 32 is treated as a change in accounting policy firstly effecting EADS' Consolidated Financial Statements as of 31st December 2005 with corresponding adjustments to the prior periods presented. The historical minority interests for BAE Systems' 20% stake in Airbus at the time of the business combination in 2001 have been replaced by the posting of a liability for puttable instruments, the difference between those two amounts being accounted for against consolidated total equity. Prior years' dividend payments to BAE Systems have been treated as partial repayments, thus consequently reducing the liability for puttable instruments. All changes to the fair value of the liability for puttable instruments have been treated as contingent consideration in a business combination in accordance with IFRS 3 "Business Combinations" and led to adjustments of goodwill.

The impacts of this revised accounting policy on EADS Consolidated Financial Statements are explained in Notes 12 "Intangible assets", 20 "Total equity", 23 "Liability for puttable instruments" and 35 "Earnings per Share".

IFRIC 4 Determining whether an Arrangement contains a Lease — Certain contracts that do not take the legal form of a lease convey the right to use an asset. This is often the case in connection with service contracts. In accordance with the transitional provisions of the Interpretation, EADS identified such contracts as of 1st January 2005 and accounted for the lease element in accordance with IAS 17 "Leases".

For the effects of the revised policy on EADS Consolidated Financial Statements see Notes 13 "Property, plant and equipment", 14 "Investments in associates, other investments and long term financial assets" and 22 "Financial liabilities".

Consolidation — The Consolidated Financial Statements include the subsidiaries under the control of EADS. Investments in which EADS has significant influence ("Investments in associates") are accounted for using the equity method. For investments in joint ventures, EADS uses the proportionate method of consolidation. The effects of intercompany transactions are eliminated.

Business Combinations with an agreement date on or before 31st December 2003 have been accounted for by using the purchase accounting method in accordance with IAS 22 "Business combinations".

Since 1st January 2004, business combinations are accounted for under the purchase accounting method as required by IFRS 3 "Business combinations"; all identifiable assets acquired, liabilities and contingent liabilities incurred or assumed are recorded at fair value at the date control is transferred to EADS (acquisition date), irrespective of the existence of any minority interest. The cost of a business combination is measured at the fair value of assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised is capitalised as goodwill and tested for impairment at the end of each financial year and whenever there is an indication for impairment. If the cost of an acquisition is less than the fair value of the net assets of the subsidiary acquired, the identification and measurement of the identifiable assets, liabilities and contingent liabilities is reassessed as well as the measurement of the cost of the combination. Any remaining difference is immediately recognised in the Consolidated Income Statement.

Special purpose entities ("SPEs") are consolidated, when the relationship between the Group and a SPE indicates that the SPE is in substance controlled by the Group. SPEs are entities which are created to accomplish a narrow and well-defined objective.

Foreign Currency Translation — The assets and liabilities of foreign entities, where the reporting currency is other than Euro, are translated using period-end exchange rates, while the statements of income are translated using average exchange rates during the period, approximating the foreign exchange rate at the dates of the transactions. All resulting translation differences are included as a separate component of total equity ("Accumulated other comprehensive income" or "AOCI").

Transactions in foreign currencies are translated into Euro at the foreign exchange rate in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Euro at the exchange rate in effect at that date. Foreign exchange gains and losses arising from translation are recognised in the Consolidated Income Statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Euro at the foreign exchange rate in effect at the date of the transaction.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity occurring after 31st December 2004 are treated as assets and liabilities of the acquired company and are recorded at the exchange rate at the date of the transaction. Regarding transactions prior to that date, goodwill, assets and liabilities acquired are treated as those of the acquirer.

Revenue Recognition — Revenues from the sale of goods are recognised upon the transfer of risks and rewards of ownership to the buyer and when the amount of revenue can be measured reliably. Revenues from services rendered are recognised in proportion to the stage of completion of the transaction at the balance sheet date. For construction contracts, when the outcome can be estimated reliably, revenues are recognised by reference to the stage (percentage) of completion ("PoC") of the contract activity. The stage of completion of a contract may be determined by a variety of ways. Depending on the nature of the contract, revenue is recognised as contractually agreed upon milestones are reached, as units are delivered or as the work progresses. Changes in profit rates are reflected in current earnings as identified. Contracts are reviewed regularly and in case of probable losses, provisions are recorded.

Incentives applicable to performance on contracts are considered in estimated contract profit rates and are recorded when anticipated contract performance is probable and can be reliably measured.

Sales of aircraft that include asset value guarantee commitments are accounted for as operating leases when these commitments are considered substantial compared to the fair value of the related aircraft. Revenues then comprise lease income from such operating leases.

Leasing — The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

The Group is a lessor and a lessee of assets, primarily in connection with commercial aircraft sales financing. Lease transactions where substantially all risks and rewards incident to ownership are transferred from the lessor to the lessee are accounted for as finance leases. All other leases are accounted for as operating leases.

Assets held for leasing out under operating leases are included in property, plant and equipment at cost less depreciation (see Note 13 "Property, plant and equipment"). Rental income from operating leases (e.g. aircraft) is recorded as revenue over the term of the lease. Assets leased out under finance leases cease to be recognised in the Consolidated Balance Sheet after the inception of the lease. Instead, a finance lease receivable representing the discounted future lease payments to be received from the lessee plus any discounted unguaranteed residual value is recorded as long-term financial assets (see Note 14 "Investments in associates, other investments and long-term financial assets"). Unearned finance income is recorded over time in "Interest result". Revenues and the related cost of sales are recognised at the inception of the finance lease.

Assets obtained under finance leases are included in property, plant and equipment at cost less depreciation (see Note 13 "Property, plant and equipment"), unless such assets have been further leased out to customers. In such a case, the respective asset is either qualified as an operating lease or as a finance lease with EADS being the lessor (headlease-sublease-transactions) and is recorded accordingly. For the relating liability from finance leases see Note 22 "Financial liabilities". When EADS is the lessee under an operating lease contract, rental payments are recorded when they fall due (see Note 29 "Commitments and contingencies" for future operating lease commitments). Such leases often form part of commercial aircraft customer financing transactions with the related sublease being an operating lease (headlease-sublease-transactions).

EADS considers headlease-sublease-transactions which are set up for the predominant purpose of tax advantages and which are secured by bank deposits (defeased deposits) that correspond with the contractual headlease liability to be linked and accounts for such arrangements as one transaction in accordance with SIC 27 "Evaluating the Substance of Transactions Involving the Legal Form of a Lease". To reflect the substance of the transaction, the Group consequently offsets (head) finance lease obligations with the matching amount of defeased deposits.

Impairment of assets — The Group assesses at each reporting date whether there is an indication that an asset may be impaired. In addition, intangible assets with an indefinite useful life, intangible assets not yet available for use and goodwill are tested for impairment at the end of each financial year irrespective of whether there is any indication of impairment. If the carrying amount exceeds the recoverable amount, the respective asset or the assets in the cash-generating unit are written down to their recoverable amounts.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. The value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The discount rates used are consistent with estimated future cash flows to avoid any double-counting or disregard of certain effects such as inflation or taxes. The discount rates used for determining the value of an asset are rates that reflect current market assessment of (i) the time value of money and (ii) the risk specific to the asset for which the future cash flow estimates have not been adjusted. These rates are estimated from the rate implicit in current market transactions for similar assets or from the weighted average cost of capital of a comparable listed entity. The rates in question shall reflect the return that investors would require for an investment in the asset under review.

Impairment losses recognised for goodwill are not reversed. Those for investments in equity instruments classified as available-for-sale financial assets are reversed through AOCI. For any other asset an impairment loss recognised in prior periods is reversed through profit or loss up to its recoverable amount provided that there has been a change in estimates used to determine the asset's recoverable amount since the last impairment loss has been recognised. The respective asset's carrying amount is increased to its recoverable amount taken into account any amortisation or depreciation that would have been chargeable on the asset's carrying amount since the last impairment loss.

Product-Related Expenses — Expenses for advertising and sales promotion and other sales-related expenses are charged to expense as incurred. Provisions for estimated warranty costs are recorded at the time the related sale is recorded.

Research and Development Expenses — Research and development activities can be (i) contracted or (ii) self-initiated.

i) Costs for contracted research and development activities, carried out in the scope of externally financed research and development contracts, are expensed when the related revenues are recorded.

ii) Costs for self-initiated research and development activities are assessed whether they qualify for recognition as internally generated intangible assets. Apart from complying with the general requirements for and initial measurement of an intangible asset, qualification criteria are met only when technical as well as commercial feasibility can be demonstrated and cost can be measured reliably. It must also be probable that the intangible asset will generate future economic benefits and that it is clearly identifiable and allocable to a specific product.

Further to meeting these criteria, only such costs that relate solely to the development phase of a self-initiated project are capitalised. Any costs that are classified as part of the research phase of a self-initiated project are expensed as incurred. If the research phase cannot be clearly distinguished from the development phase, the respective project related costs are treated as if they were incurred in the research phase only.

Capitalised development costs are generally amortized over the estimated number of units produced if no other procedure reflects the consumption pattern more appropriately and are reviewed for impairment annually when the asset is not yet in use and further on whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Income tax credits granted for research and development activities are deducted from corresponding expenses or capitalised amounts when earned.

Income Taxes — Tax expense (tax income) is the aggregate amount included in the determination of net profit or loss for the period in respect of (i) Current tax and (ii) Deferred tax.

i) Current tax is the amount of income taxes payable or recoverable in a period. Current income taxes are calculated applying respective tax rates on the periodic taxable profit or tax loss that is determined in accordance with rules established by the competent taxation authorities. Current tax liabilities are recognised for current tax to the extent unpaid for current and prior periods. A current tax asset is recognised in case the tax amount paid exceeds the amount due to current and prior periods. The benefit of a tax loss that can be carried back to recover current tax of a previous period is recognised as an asset provided that the related benefit is probable and can be measured reliably.

ii) Deferred tax assets and liabilities reflect lower or higher future tax consequences that result for certain assets and liabilities from temporary valuation differences between the financial statement carrying amounts and their respective tax bases as well as from net operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period the new rates are enacted or substantially enacted. As deferred tax assets anticipate potential future tax benefits, they are recorded in the Consolidated Financial Statements of EADS only when it is probable that the tax benefits will be realized. The carrying amount of deferred tax assets is reviewed at each financial year end.

Intangible Assets — Intangible assets comprise (i) internally generated intangible assets, i.e. internally developed software and other internally generated intangible assets (see above: Research and development expenses), (ii) acquired intangible assets, and (iii) goodwill (see above: Consolidation).

Acquired intangible assets are valued at acquisition cost and are generally amortized over their respective useful lives (3 to 10 years) on a straight line basis. Intangible assets having an indefinite useful life are not amortized but tested for impairment at the end of each financial year as well as whenever there is an indication that the carrying amount exceeds the recoverable amount of the respective asset.

Property, Plant and Equipment — Property, plant and equipment is valued at acquisition or manufacturing costs less any accumulated depreciation and any accumulated impairment losses. Such costs include the estimated cost of replacing, servicing and restoring part of such property, plant and equipment. Depreciation expense is recognised generally using the straight-line method. The costs of internally produced equipment and facilities include direct material and labour costs and applicable manufacturing overheads, including depreciation charges. Borrowing costs are not capitalised. The following useful lives are assumed: buildings 6 to 50 years; site improvements 6 to 20 years; technical equipment and machinery 3 to 20 years; and other equipment, factory and office equipment 2 to 10 years. The useful lives and depreciation methods applied to property, plant and equipment are reviewed periodically and in case they change significantly depreciation charges for current and future periods are adjusted accordingly. If the carrying amount of any asset exceeds its recoverable amount an impairment loss is recognised immediately in profit or loss. At each reporting date it is assessed whether there is any indication that an item of property, plant and equipment may be impaired.

When a major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied.

Cost of an item of property, plant and equipment initially recognised comprise the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located at the end of the useful life of the item on a present value basis. A provision presenting the asset retirement obligation is recognised in the same amount at the same date in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets".

Property, plant and equipment also includes capitalised development costs for tangible developments of specialized tooling for production such as jigs and tools, design, construction and testing of prototypes and models. In case recognition criteria are met, these costs are capitalised and generally depreciated using the straight-line method over 5 years or, if more appropriate, using the number of production or similar units expected to be obtained from the tools (sum-of-the-units method). Especially for aircraft production programs such as the Airbus A380 with an estimated number of aircraft to be produced using such tools, the sum-of-the-units method effectively allocates the diminution of value of specialized tools to the units produced.

Investment Property — The group accounts for investment property using the cost model. Investment property is recorded on balance sheet at book value, that is, at cost less any accumulated depreciation and any accumulated impairment losses. The fair value of investment property is reviewed annually by using cash-flow models or by determinations of open market prices.

Investments — The Group's investments comprise investments in associates, other investments and long-term financial assets as well as current and non current securities and cash equivalents.

Within EADS, all investments in unconsolidated entities are classified as non-current available-for-sale financial assets. They are included in the line **other investments and long-term financial assets** in the Consolidated Balance Sheet.

The majority of the Group's **securities** are debt securities and classified as available-for-sale financial assets.

Financial assets classified as available-for-sale are accounted for at fair value. Management determines the appropriate classification at the time of purchase and reassesses such determination at each balance sheet date. Unrealised gains and losses on available-for-sale financial assets are recognised directly within AOCI, a separate component of total equity, net of applicable deferred income taxes. As soon as such financial assets are sold or otherwise disposed of, or are determined to be impaired, the cumulative gain or loss previously recognised in equity is recorded as part of "Other income (expense) from investments" in the Consolidated Income Statement for the period.

Investments in Money Market Funds are designated at "fair value through profit or loss".

The fair value of quoted investments is based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using generally accepted valuation techniques on the basis of market information available at the reporting date. Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably estimated by alternative valuation methods, such as discounted cash flow model, are measured at cost, less any accumulated impairment losses. All purchases and sales of securities are recognised on settlement date according to market conventions.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are classified as **trade receivables** and **other investments and long-term financial assets**.

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. Equity investments classified as available-for-sale are considered for impairment in case of a significant or prolonged decline of their fair value below their cost. Any impairment loss recognised in the Consolidated Income Statement on equity instruments is not reversed through the Consolidated Income Statement.

Inventories — Inventories are measured at the lower of acquisition cost (generally the average cost) or manufacturing cost and net realisable value. Manufacturing costs comprise all costs that are directly attributable to the manufacturing process, such as direct material and labour, and production related overheads (based on normal operating capacity and normal consumption of material, labour and other production costs), including depreciation charges. Borrowing costs are not capitalised.

Trade Receivables — Trade receivables include claims arising from revenue recognition that are not yet settled by the debtor as well as receivables relating to construction contracts. Trade receivables are initially recognised at fair value and, provided they are not expected to be realised within one year, are subsequently measured at amortized cost using the effective interest method. If it is probable that the Group is not able to collect all amounts due according to the original terms of receivables, an impairment has occurred. The amount of the impairment loss is equal to the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate, i.e. the rate that exactly discounts the expected stream of future cash payments through maturity or the next market-based repricing date to the current net carrying amount of the financial asset. The carrying amount of the trade receivable is reduced through use of an allowance account. The loss is recognised in the Consolidated Income Statement.

Cash and cash equivalents — Cash and cash equivalents consist of cash on hand, cash in bank, checks, fixed deposits having a short-term maturity and short-term securities that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Non-current assets held for sale — Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use. Liabilities directly associated with non-current assets held for sale in a disposal group are presented separately on the face of the Consolidated Balance Sheet.

Derivative Financial Instruments — Within EADS derivative financial instruments are (a) used for hedging purposes in micro-hedging strategies to offset the Group's exposure to identifiable transactions and are (b) a component of hybrid financial instruments that include both the derivative and host contract ("Embedded Derivatives").

In accordance with IAS 39 "Financial Instruments: Recognition and Measurement", derivative financial instruments are recognised and carried in the Consolidated Balance Sheet at fair value. While derivative financial instruments with positive fair values are recorded in current and non-current other assets, such derivative financial instruments with negative fair values are recorded as "Provisions for financial instruments".

a) Hedging: The Group seeks to apply hedge accounting to all its hedging activities. Hedge accounting recognises symmetrically the offsetting effects on net profit or loss of changes in the fair values of the hedging instrument and the related hedged item. The conditions for such a hedging relationship to qualify for hedge accounting include: The hedge transaction is expected to be highly effective in achieving offsetting changes in cash flows attributable to the hedged risk, the effectiveness of the hedge can be reliably measured and there is adequate documentation of the hedging relationships at the inception of the hedge.

Depending on the nature of the item being hedged, EADS classifies hedging relationships that qualify for hedge accounting as either (i) hedges of the fair value of recognised assets or liabilities ("Fair Value Hedges"), (ii) hedges of the variability of cash flows attributable to recognised assets or liabilities, highly probable forecasted transactions or unrecognised firm commitments ("Cash Flow Hedges") or (iii) hedges of a net investment in a foreign entity.

i) **Fair Value Hedge:** Fair value hedge accounting is mainly applied to certain interest rate swaps. For derivative financial instruments designated as fair value hedges, changes in fair value of both the hedging instrument and the hedged asset or liability are simultaneously recognised in the Consolidated Income Statement.

ii) **Cash Flow Hedge:** The Group applies cash flow hedge accounting generally to foreign currency derivative contracts on future sales as well as to certain interest rate swaps. Changes in fair value of the hedging instruments related to the effective part of the hedge are reported in AOCI, a separate component of total equity, net of applicable income taxes and recognised in the Consolidated Income Statement in conjunction with the result of the underlying hedged transaction, when realised. Any hedge ineffectiveness is immediately recorded in "Profit for the period". If hedged transactions are cancelled or postponed for more than a relatively short period of time, gains and losses on the hedging instrument that were previously recorded in equity are generally recognised in "Profit for the period".

iii) **Net investment Hedge:** Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in AOCI; the gain or loss relating to the ineffective portion is recognised immediately in the Consolidated Income Statement. Gains and losses accumulated in AOCI are included in the Consolidated Income Statement when the foreign entity is disposed of.

In case certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39 "Financial Instruments: Recognition and Measurement", changes in fair value of such derivative financial instruments are recognised immediately in "Profit for the period".

b) **Embedded derivatives:** Derivative components embedded in a non-derivative-host contract are separately recognised and measured at fair value if they meet the definition of a derivative and their economic risks and characteristics are not clearly and closely related to those of the host contract. Changes in the fair value of these instruments are recorded in "Other financial result".

See Note 30 "Information about financial instruments" for a description of the Group's financial risk management strategies, the fair values of the Group's derivative financial instruments as well as the methods used to determine such fair values.

Provisions — Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation's amount can be made.

Provisions for financial guarantees corresponding to aircraft sales are recorded to reflect the underlying risk to the Group in respect of guarantees given when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and reliable estimates can be made of the amount of the obligation. The amount of these provisions is calculated to cover the difference between the Group's exposure and the estimated value of the collateral.

Outstanding costs are provided for at the best estimate of future cash outflows. Provision for other risks and charges relate to identifiable risks representing amounts expected to be realized.

Provisions for contract losses are recorded when it becomes probable that total estimated contract costs will exceed total contract revenues. Such provisions are recorded as write-downs of work-in-process for that portion of the work which has already been completed, and as provisions for the remainder. Losses are determined on the basis of estimated results on completion of contracts and are updated regularly.

Provisions for litigation and claims are set in case legal actions, governmental investigations, proceedings and other claims are pending or may be instituted or asserted in the future against the Group which are a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required for the settlement and a reliable estimate of the obligation's amount can be made.

The valuation of **pension and post-retirement benefits** classified as defined benefit plans is based upon the projected unit credit method in accordance with IAS 19 "Employee Benefits". According to the corridor approach of IAS 19.92, EADS does not recognize actuarial gains and losses as income and expense, unless they exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets. Such actuarial gains and losses are deferred and recorded over the expected average remaining working lives of the employees participating.

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

When sufficient information is not available to apply defined benefit accounting in conjunction with a defined benefit multi-employer plan, the Group accounts for the plan as if it was a defined contribution plan.

Emission Rights and Provisions for in-excess-emission — Under the EU Emission Allowance Trading Scheme (EATS) national authorities have issued on 1st January 2005 permits (emission rights), free of charge, that entitle participating companies to emit a certain amount of greenhouse gas over the compliance period.

The participating companies are permitted to trade those emission rights. To avoid a penalty a participant is required to deliver emission rights at the end of the compliance period equal to its emission incurred.

EADS recognizes a provision for emission in case it has caused emissions in excess of emission rights granted. The provision is measured at the fair value (market price) of emission rights necessary to compensate for that shortfall at each balance sheet date.

In absence of any specific authoritative guidance under IFRS, emission rights held by EADS are generally accounted for as intangible assets, whereby

i) Emission rights allocated for free by national authorities are accounted for as a non-monetary government grant at its nominal value of nil.

ii) Emission rights purchased from other participants are accounted for at cost or the lower recoverable amount; if they are dedicated to offset a provision for in excess emission, they are deemed to be a reimbursement right and are accounted for at fair value.

Financial liabilities — Financial liabilities are recorded initially at the proceeds received, net of transaction costs incurred. Subsequently, financial liabilities are measured at amortized cost using the effective interest rate method with any difference between proceeds (net of transaction costs) and redemption amount being recognised in "Other financial result" over the period of the financial liability.

Refundable Advances — Refundable advances from European Governments are provided to the Group to finance research and development activities for certain projects on a risk-sharing basis, i.e. they have to be repaid to the European Governments according to the success of the project. Because of their risk-sharing basis, such refundable advances are recorded as "Other Liabilities".

Equity compensation plans

SOP — Stock options are accounted for in accordance with IFRS 2 "Share-based Payment" and qualify as equity settled share-based payments. Associated services received are measured at fair value and are calculated by multiplying the number of options expected to vest with the fair value of one option as of grant date. The fair value of the option is determined by applying the Black Scholes Option Pricing Model.

The fair value of the services is recognised as personnel expense and a corresponding increase in consolidated retained earnings over the vesting period of the respective plan.

Part of the grant is conditional upon the achievement of non-market performance objectives and will only vest provided that the performance conditions are met. If it becomes obvious during the vesting period that some of the performance objectives will not be met and, hence, the number of equity instruments expected to vest differs from that originally expected, the expense is adjusted accordingly.

ESOP — EADS offers to its employees to buy under the employee stock ownership plan (ESOP) EADS shares at a certain discount. The difference between the exercise price and the corresponding share price is recognised as personnel expense in EADS Consolidated Financial Statements at grant date.

Litigation and Claims — Various legal actions, governmental investigations, proceedings and other claims are pending or may be instituted or asserted in the future against the Group. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. EADS believes that it has made adequate provisions to cover current or contemplated litigation risks. It is reasonably possible that the final resolution of some of these matters may require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. The term "reasonably possible" is used herein to mean that the chance of a future transaction or event occurring is more than remote but less than likely. Although the final resolution of any such matters could have an effect on the Group's profit for the period for the particular reporting period in which an adjustment of the estimated reserve would be recorded, the Group believes that any such potential adjustment should not materially affect its Consolidated Financial Statements.

Use of Estimates — The preparation of the Group Financial Statements in accordance with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Key assumptions and other sources of estimation uncertainties are disclosed in the respective Notes (see in particular Notes 12 "Intangible Assets", Note 21 "Provisions", Note 29 "Commitments and Contingencies" and Note 30 "Information about financial instruments").

3. Scope of consolidation

Perimeter of consolidation (31st December 2005) — The Consolidated Financial Statements include, in addition to EADS N.V.:

- 228 companies which are fully consolidated;
- 21 companies which are proportionately consolidated;
- 21 companies which are investments in associates and are accounted for using the equity method.

Significant subsidiaries, associates, and joint ventures are listed in the appendix entitled "Information on principal investments".

4. Acquisitions and disposals

a) Acquisitions

In 2005, the Group acquired Nokia's Professional Mobile Radio – PMR activities (EADS Secure Networks Oy) from Nokia. The initial accounting for this business combination is determined on a provisional basis.

On 4th October 2004, the Group acquired RIG Holdings, Inc., Delaware / USA together with its subsidiaries Racal Instruments U.S. and Racal Instruments Group Ltd. from RIG Holdings, LP, Delaware.

Apart from those mentioned, other acquisitions by the Group were not significant.

b) Disposals

On 30th November 2005, EADS sold its 50% participation in TDA – Armements S.A.S. to Thales. Furthermore, on 28th February 2005, EADS sold its Enterprise Telephony Business, which comprises its civil telecommunication activities, to Aastra Technologies Limited, Concord / Canada.

Apart from those mentioned, other disposals by the Group were not significant.

c) Subsequent changes in value of assets and liabilities acquired and cost of acquisition

In 2005, no material subsequent changes in the value of assets and liabilities acquired and cost of acquisition occurred.

Notes to the Consolidated Statements of Income (IFRS)

5. Segment Reporting

The Group operates in five divisions (segments) which reflect the internal organizational and management structure according to the nature of the products and services provided. Following recent changes in the EADS structure, the Aeronautics Division was dissolved end of June 2005 and split into Eurocopter Division and Other Businesses. Segment figures have been restated in accordance with this new structure.

- **Airbus** — Development, manufacturing, marketing and sale of commercial jet aircraft of more than 100 seats and the development and manufacturing of aircraft for military use.
- **Military Transport Aircraft** — Development, manufacturing, marketing and sale of military transport aircraft and special mission aircraft.
- **Eurocopter** — Development, manufacturing, marketing and sale of civil and military helicopters and maintenance services.
- **Defence & Security Systems** — Development, manufacturing, marketing and sale of missiles systems; military combat and training aircraft; provision of defence electronics, defence-related telecommunications solutions; logistics, training, testing, engineering and other related services.
- **Space** — Development, manufacturing, marketing and sale of satellites, orbital infrastructures and launchers; provision of space services.

The following tables present information with respect to the Group's business segments. Consolidation effects, the holding function of EADS Headquarters and other activities not allocable to the divisions are disclosed in the column "HQ / Conso.". "Other Businesses" comprises the development, manufacturing, marketing and sale of regional turboprop aircraft and light commercial aircraft, aircraft components as well as civil and military aircraft conversion and maintenance services.

a) Business Segment Information for the year ended 31st December 2005

(in €m)	Airbus	Military Transport Aircraft	Eurocopter	Defence& Security Systems	Space	Other Businesses	HQ / Conso.	Conso-lidated
Total revenues	22,179	763	3,211	5,636	2,698	1,155	33	35,675
Internal revenues	(238)	(234)	(134)	(509)	(10)	(329)	(15)	(1,469)
Revenues	**21,941**	**529**	**3,077**	**5,127**	**2,688**	**826**	**18**	**34,206**
Income from associates	0	0	0	4	0	0	206	210
EBIT pre goodwill impairment and exceptionals (see definition below)	2,307	48	212	201	58	(171)	197	2,852
Exceptionals								(140)
Total finance costs								(177)
Income taxes								(825)
Profit for the period								1,710
Attributable to:								
Equity holders of the parent (Net income)								1,676
Minority interest								34
Other Information								
Identifiable segment assets (incl. goodwill) [1]	33,226	1,642	4,076	9,287	4,911	1,320	2,543	57,005
thereof goodwill	*6,987*	*12*	*111*	*2,469*	*559*	*0*	*29*	*10,167*
Investments in associates	0	0	0	31	0	10	1,867	1,908
Segment liabilities [2]	20,274	1,581	3,076	9,854	4,393	977	3,883	44,038
Capital expenditures (incl. leased assets)	1,864	93	79	205	467	64	86	2,858
Depreciation, amortisation	1,131	41	68	146	117	55	95	1,653
Research and development expenses	1,659	18	70	207	58	6	57	2,075

(1) *Segment assets exclude current and deferred tax assets as well as cash and cash equivalents and securities.*
(2) *Segment liabilities exclude current and deferred tax liabilities and interest bearing liabilities.*

b) Business Segment Information for the year ended 31st December 2004

(in €m)	Airbus	Military Transport Aircraft	Eurocopter [4]	Defence & Security Systems	Space	Other Businesses [4]	HQ / Conso.	Consolidated
Total revenues	20,224	1,304	2,786	5,385	2,592	1,123	31	33,445
Internal revenues	(621)	(227)	(121)	(424)	(10)	(268)	(13)	(1,684)
Revenues	**19,603**	**1,077**	**2,665**	**4,961**	**2,582**	**855**	**18**	**31,761**
Income from associates	7	0	0	3	0	0	78	88
EBIT pre-goodwill impairment and exceptionals (see definition below) [1]	1,919	26	201	226	9	2	49	2,432
Exceptionals								(217)
Total finance costs								(330)
Income taxes								(664)
Profit for the period								1,221
Attributable to:								
Equity holders of the parent (Net income)								1,203
Minority interest								18
Other information								
Identifiable segment assets (incl. goodwill) [2]	35,044	1,051	3,649	9,076	3,841	1,324	2,143	56,128
thereof goodwill	*6,883*	*12*	*111*	*2,407*	*559*	*0*	*29*	*10,001*
Investments in associates	0	0	0	24	0	9	1,705	1,738
Segment liabilities [3]	17,019	881	2,701	9,253	3,471	750	3,575	37,650
Capital expenditures (incl. leased assets)	2,778	49	92	174	423	85	72	3,673
Depreciation, amortisation	1,088	34	52	139	110	54	144	1,621
Research and development expenses	1,734	26	61	185	61	7	52	2,126

(1) *The effect of the retrospective application of IFRS 2 "Share-based Payment" is included (see Note 7 "Functional costs").*
(2) *Segment assets exclude current and deferred tax assets as well as cash and cash equivalents and securities.*
(3) *Segment liabilities exclude current and deferred tax liabilities and interest bearing liabilities.*
(4) *Previous year's "Aeronautics" division split into "Eurocopter" and "Other businesses".*

As a rule, inter-segment transfers are carried out on an arm's length basis. Inter-segment sales predominantly take place between Eurocopter, Defence & Security Systems and Airbus; as the Eurocopter and Defence & Security Systems divisions act as suppliers for Airbus aircraft. Moreover, Airbus acts as a main supplier for the A400M program which is led by the Military Transport Aircraft division.

Capital expenditures represent the additions to property, plant and equipment and to intangible assets (excluding additions to goodwill of €168 million; for further details see Note 5 e) "Capital expenditures".

c) EBIT pre-goodwill impairment and exceptionals

EADS uses EBIT pre-goodwill impairment and exceptionals as a key indicator of its economic performance. The term "exceptionals" refers to such items as depreciation expenses of fair value adjustments relating to the EADS merger, the Airbus Combination and the formation of MBDA, as well as impairment charges thereon. EBIT pre-goodwill impairment and exceptionals is treated by management as a key indicator to measure the segments' economic performances.

(in €m)	2005	2004[1]	2003
Profit before finance costs and income tax	**2,712**	**2,215**	**747**
Goodwill amortisation	0	0	567
Exceptional depreciation (fixed assets)	136	212	214
Exceptional depreciation (inventories)	0	5	15
Exceptional depreciation (others)	4	0	0
EBIT pre-goodwill impairment and exceptionals	**2,852**	**2,432**	**1,543**

(1) *The effect of the retrospective application of IFRS 2 "Share-based Payment" is included (see Note 7 "Functional costs").*

Due to the application of IFRS 2 "Share-based Payment", previous year figures had to be adjusted accordingly. For 2005, the recorded effect on EBIT pre-goodwill impairment and exceptionals as well as profit for the period resulted in an additional expense of €33 million (2004: €12 million).

In the context of the Project Airbus Conversion in Euro (PACE) and the relating Advance Pricing Agreement signed in April 2004 with tax authorities (France, UK, Germany and Spain), the Airbus GIE – a U.S.-$ denominated entity - has been merged within Airbus SAS – a Euro denominated entity – with retrospective effect as of 1st January 2004.

As a consequence, operations of former Airbus GIE are from 1st January 2004 considered as "foreign currency operations" and accounted for in accordance with accounting principles consistently adopted by EADS. Before the merger, Airbus GIE operations used to be recorded at the current exchange rate of the period except for those hedged with financial instruments. From 1st January 2004, former Airbus GIE operations are recorded on the basis of historical exchange rates.

As a result, no additional Currency Translation Adjustment (CTA) is generated from former Airbus GIE operations. The portion of outstanding CTA as at 31st December 2003, booked for balance sheet items that relate to future transactions as from 1st January 2004, is gradually released according to realization of such operations, namely aircraft deliveries.

d) Revenues by destination

(in €m)	2005	2004	2003
France	3,511	3,326	3,521
Germany	3,235	4,322	3,651
United Kingdom	2,682	2,653	2,121
Spain	1,017	1,253	1,000
Other European Countries	3,126	2,974	3,687
North America	9,026	8,715	8,056
Asia / Pacific	7,734	4,938	4,033
Middle East	1,860	2,286	2,873
Latin America	645	505	677
Other Countries	1,370	789	514
Consolidated	**34,206**	**31,761**	**30,133**

Revenues are allocated to geographical areas based on the location of the customer.

e) Capital expenditures

(in €m)	2005
Germany	962
France	946
United Kingdom	707
Spain	150
Other Countries	53
Capital expenditures excluding leased assets	**2,818**
Leased assets	**40**
Capital expenditures	**2,858**

f) Property, plant and equipment by geographical area

(in €m)	2005
Germany	3,852
France	3,140
United Kingdom	2,682
Spain	901
Other Countries	857
Property, plant and equipment by geographical area	**11,432**

Property, plant and equipment split by geographical area excludes leased assets (€2,385 million).

6. Revenues

Revenues in 2005 reached €34,206 million compared to €31,761 million in 2004 and €30,133 million in 2003. Revenues in 2005 increased in comparison to 2004 in all divisions except in Military Transport Aircraft division. Despite less favourable hedges compared to 2004, revenues increased mainly at Airbus, Eurocopter and Defence.

Revenues are mainly comprised of sales of goods and services, as well as of revenues associated with construction contracts accounted for under the percentage-of-completion method, contracted research and development and customer financing revenues. For a breakdown of revenues by business segment and geographical region, refer to Note 5 "Segment Reporting".

Detail of **Revenues**:

(in €m)	2005	2004	2003
Total revenues	34,206	31,761	30,133
Thereof revenues from the delivery of goods & services	28,649	26,208	25,110
Thereof revenues from construction contracts (including contracted research and development)	4,706	4,816	4,295

The revenues from construction contracts decreased in 2005 mainly in the Military Transport Aircraft division resulting from the A400M nearly offset by the increase in the Eurocopter and Space divisions.

7. Functional costs

Included in cost of sales and other functional costs are **Cost of materials** (including changes in inventories) of €20,800 million (2004: €19,734 million; 2003: €18,882 million).

Cost of sales include the amortisation expenses of fair value adjustments of fixed assets and inventories in the amount of €136 million (2004: €217 million; 2003: €229 million); these are relating to the EADS merger, the Airbus Combination and the formation of MBDA.
Additionally included in 2004 is the effect of the retrospective application of IFRS 2 "Share-based Payments" amounting to an expense of €12 million.

Personnel expenses are:

(in €m)	2005	2004	2003
Wages, salaries and social contributions	8,108	7,617	7,238
Net periodic pension cost (see Note 21 b)	377	327	359
Total	**8,485**	**7,944**	**7,597**

8. Other income

(in €m)	2005	2004	2003
Other income	222	314	196
Thereof rental income	48	42	39
Thereof release of allowances	9	34	17
Thereof income from sales of fixed assets	39	20	7

The other income in 2004 includes the release of the provision for the VT 1 claim in the amount of €106 million.

9. Share of profit from associates and other income (expense) from investments

(in €m)	2005	2004	2003
Share of profit from associates	210	88	224
Other income (expense) from investments	15	(4)	(38)
Total	**225**	**84**	**186**

The **share of profit from associates** in 2005 is mainly derived from the result of the equity investment in Dassault Aviation of €205 million (2004: €78 million; 2003: €225 million). The Dassault Aviation Group reported in 2005 a Net income of €305 million of which EADS recognised an amount of €141 million according to its share of 46.3%. The current year's equity investment income from Dassault Aviation also includes a positive catch up of the prior year financial performance in accordance with IFRS, which amounts to €64 million (in 2004: €(33) million).

The **other income (expense) from investments** mainly comprises dividend contributions from investments. In 2003 an impairment loss of €30 million for CAC Systèmes and Hispasat was incurred.

10. Total finance costs

(in €m)	2005	2004	2003
Interest result	(155)	(275)	(203)
Other financial result	(22)	(55)	148
Total	**(177)**	**(330)**	**(55)**

Interest result in 2005 comprises interest income of €476 million (2004: €352 million; 2003: €371 million) and interest expense of €(631) million (2004: €(627) million; 2003: €(574) million). Included in interest income is the return on cash and cash equivalents, securities and financial assets such as loans and finance leases. Interest expense includes interest on European Government refundable advances of €236 million (2004: €245 million) and on financial liabilities.

Other financial result in 2005 includes among others a negative impact from the fair value measurement of embedded derivatives not used in hedging relationships in the amount of €(108) million (2004: €(10) million; 2003: €70 million), as well as losses on interest rate swaps of €(13) million. Included is the positive exchange effects on monetary items in foreign currency of €147 million.

11. Income taxes

The (expense for) benefit from income taxes is comprised of the following:

(in €m)	2005	2004	2003
Current tax expense	(439)	(127)	(612)
Deferred tax (expense) / benefit	(386)	(537)	138
Total	**(825)**	**(664)**	**(474)**

The Group's parent company, EADS N.V., legally seated in Amsterdam, The Netherlands, applies Dutch tax law using an income tax rate of 31.5% for 31st December 2005 (for 2004 and 2003: 34.5%). In December 2005, a new tax law was enacted reducing the income tax rates in 2005 to 31.5%, in 2006 to 29.6% and from 2007 onwards to 29.1%. Accordingly, deferred tax assets and liabilities for the Group's Dutch entities were calculated using the respective enacted rates. All foreign subsidiaries however apply their national tax rates, among others Great Britain 30% and Spain 35%.

In France, the corporate tax rate in effect for 2004 and 2003 was 33 1/3% plus surcharges of 3% ("contribution additionelle") and 3.3% ("contribution sociale"). In 2004, the French Finance Law (FFL) for 2005 was enacted resulting in a reduction of the "contribution additionelle" to 1.5% in 2005 and nil for 2006 onwards. Accordingly, the applied tax rate for 2005 in France is 34.93%. Deferred tax assets and liabilities for the Group's French subsidiaries were calculated at 31st December 2005 using the enacted tax rate of 34.43% for temporary differences.

For the Group's German subsidiaries, income taxes are calculated using a federal corporate tax rate of 25.0% for 31st December 2005, plus (i) an annual solidarity surcharge of 5.5% on the amount of federal corporate taxes payable and (ii) the after federal tax benefit rate for trade tax of 12.125% for 2005. In aggregate, the tax rate applied to German income taxes amounts to 38.5% in 2005 (38.5% at 31st December 2004 and 40.0% at 31st December 2003).

The following table shows a reconciliation from the theoretical income tax expense - using the Dutch corporate tax rate of 31.5% as at 31st December 2005, 34.5% at 31st December 2004 and at 31st December 2003 - to the reported tax expense. The reconciling items represent, besides the impact of tax rate differentials and changes, non-taxable benefits or non-deductible expenses arising from permanent differences between the local tax base and the reported financial statements according to IFRS rules.

(in €m)	2005	2005 in % of "Profit before income taxes"	2004 (1)	2003
Profit before income taxes	2,535		1,885	692
* Corporate income tax rate	31.5%	31.5%	34.5%	34.5%
Expected (expense) for income taxes	(799)		(650)	(239)
Effects from tax rate differentials and changes	(55)	2.1%	(36)	(26)
Goodwill amortisation	0	-	0	(191)
Change in valuation allowances	(14)	0.6%	(11)	(119)
Tax credit for R&D expenses	35	(1.4)%	80	69
Share of profit from associates	70	(2.8)%	22	76
Tax effect on investments	(8)	0.3%	4	(35)
Other	(54)	2.2%	(73)	(9)
Reported tax expense	(825)	32.5%	(664)	(474)

(1) *The effect of the retrospective application of IFRS 2 "Share-based Payment" is included (see Note 7 "Functional costs").*

Deferred income taxes are the result of temporary differences between the carrying amounts of certain assets and liabilities in the financial statements and their tax bases. Future tax impacts from net operating losses and tax credit carry forwards are also considered in the deferred income tax calculation. Deferred income taxes are related to the following assets and liabilities:

	Deferred tax assets		Deferred tax liabilities		Net, 31st December	
(in €m)	2005	2004	2005	2004	2005	2004
Intangible assets	14	8	(157)	(97)	(143)	(89)
Property, plant and equipment	114	46	(1,270)	(1,087)	(1,156)	(1,041)
Investments and long-term financial assets	56	33	(234)	(149)	(178)	(116)
Inventories	470	357	(445)	(191)	25	166
Receivables and other assets	54	58	(1,733)	(3,561)	(1,679)	(3,503)
Prepaid expenses	2	1	(30)	(26)	(28)	(25)
Provision for retirement plans	678	700	0	0	678	700
Other provisions	974	607	(70)	(41)	904	566
Liabilities	977	821	(288)	(305)	689	516
Deferred income	504	579	(24)	(29)	480	550
Net operating loss and tax credit carry forwards	1,122	1,260	-	-	1,122	1,260
Deferred tax assets / (liabilities) before netting	**4,965**	**4,470**	**(4,251)**	**(5,486)**	**714**	**(1,016)**
Valuation allowances on deferred tax assets	(533)	(570)	-	-	(533)	(570)
Set-off	(1,875)	(1,352)	1,875	1,352	-	-
Net Deferred tax assets / (liabilities) (1)	**2,557**	**2,548**	**(2,376)**	**(4,134)**	**181**	**(1,586)**
Thereof less than one year	864	858	(432)	(1,379)	432	(521)
Thereof more than one year	1,693	1,690	(1,944)	(2,755)	(251)	(1,065)

(1) *Prior year adjusted due to the application of revised IAS 16 "Property, plant and equipment" (component approach) amounting to €5 million; please refer to "Changes in accounting policy" in Note 2 "Summary of significant accounting policies".*

The amount of the Group's deferred tax assets' allowances is based upon management's estimate of the level of deferred tax assets that will be realized in the future. In future periods, depending upon the Group's financial results, management's estimate of the amount of the deferred tax assets considered realisable may change, and hence the write down of deferred tax assets may increase or decrease. Companies in loss making situations in two or more subsequent years recorded a total deferred tax balance of €83 million. Assessments show that these deferred tax assets will be recovered in future through either (i) own projected profits, or profits of other companies (ii) integrated in the same fiscal group ("regime integration fiscal" in France, "steuerliche Organschaft" in Germany) or (iii) via the "loss surrender-agreement" in Great Britain.

Deferred taxes on Net Operating Losses and Tax Credit carry forwards:

(in €m)	France	Germany	Spain	UK	Other countries	31st Dec 2005	31st Dec 2004
Net Operating Losses (NOL)	398	660	4	1,622	96	2,780	3,217
Trade tax loss carry forwards	-	612	-	-	-	612	871
Tax credit carry forwards	4	-	213	-	-	217	186
Tax effect	**141**	**248**	**214**	**487**	**32**	**1,122**	**1,260**
Valuation allowances	(64)	(147)	(1)	(81)	(14)	(307)	(349)
Deferred tax assets on NOL's and tax credit carry forwards	**77**	**101**	**213**	**406**	**18**	**815**	**911**

NOL's, capital losses and trade tax loss carry forwards are indefinite in France, Germany and in Great Britain. In Spain NOL's and tax credit carry forwards expire after 15 years. The first tranche of tax credit carry forwards (€4 million) will expire in 2014.

Roll forward of deferred taxes:

(in €m)	2005	2004
Net deferred tax asset / (liability) beginning of the year [1]	**(1,586)**	**(935)**
Deferred tax income (expense) in income statement	(386)	(537)
Deferred tax recognised directly in AOCI (IAS 39)	2,032	(300)
Others	121	186
Net deferred tax asset / (liability) at year end	**181**	**(1,586)**

(1) *Prior year adjusted due to the application of revised IAS 16 "Property, plant and equipment" (component approach) amounting to €5 million; please refer to "Changes in accounting policy" in Note 2 "Summary of significant accounting policies".*

The deferred tax recognised directly in AOCI is as follows:

(in €m)	2005	2004
Available-for-sale investments	(3)	4
Cash flow hedges	(1,070)	(3,109)
Total	**(1,073)**	**(3,105)**

Notes to the Consolidated Balance Sheets (IFRS)

12. Intangible assets

A schedule detailing gross values, accumulated depreciation and net values of intangible assets is as follows:

Cost

(in €m)	Balance at 31st Dec 2004 (as reported)	Change in accounting policies (1)	Balance at 1st January 2005 (restated)	Exchange differences	Additions	Changes in consolidation scope	Reclassification	Disposals	Balance at 31st Dec 2005
Goodwill	10,607	541	11,148	1	168	(9)	0	(2)	11,306
Capitalised development costs	172	0	172	1	292	0	2	(1)	466
Other intangible assets	837	0	837	4	212	(3)	35	(62)	1,023
Total	**11,616**	**541**	**12,157**	**6**	**672**	**(12)**	**37**	**(65)**	**12,795**

Amortisation / Impairment

(in €m)	Balance at 31st Dec 2004 (as reported)	Change in accounting policies (1)	Balance at 1st January 2005 (restated)	Exchange differences	Amortisation charge	Changes in consolidation scope	Reclassification	Disposals	Balance at 31st Dec 2005
Goodwill	(1,147)	0	(1,147)	(3)	0	9	0	2	(1,139)
Capitalised development costs	(3)	0	(3)	0	(2)	0	0	1	(4)
Other intangible assets	(458)	0	(458)	(2)	(185)	2	(14)	57	(600)
Total	**(1,608)**	**0**	**(1,608)**	**(5)**	**(187)**	**11**	**(14)**	**60**	**(1,743)**

Net book value

(in €m)	Balance at 31st Dec 2004 (as reported)	Change in accounting policies (1)	Balance at 1st January 2005 (restated)	Exchange differences	Additions	Changes in consolidation scope	Reclassification	Disposals	Balance at 31st Dec 2005
Goodwill	9,460	541	10,001	(2)	168	0	0	0	10,167
Capitalised development costs	169	0	169	1	290	0	2	0	462
Other intangible assets	379	0	379	2	27	(1)	21	(5)	423
Total	**10,008**	**541**	**10,549**	**1**	**485**	**(1)**	**23**	**(5)**	**11,052**

(1) *The change in accounting policy relates to the "Liability for puttable instruments", please refer to "Changes in accounting policy" in Note 2 "Summary of significant accounting policies".*

Additions to goodwill in 2005 mainly concern the contingent consideration with regard to the Airbus business combination in the amount of €93 million resulting from the application of IAS 32 "Financial Instruments: Disclosure and Presentation" (revised 2004) regarding the "Liability for puttable instruments". Furthermore the acquisition of Nokia's Professional Mobile Radio – PMR activities (EADS Secure Networks Oy) contributes €44 million.

Goodwill impairment tests

As in previous periods, EADS performed impairment tests on level of Cash Generating Units (on segment level or one level below). The goodwill is tested annually for impairment in the fourth quarter of the financial year by using cash flow projections based on current operative planning covering a five-years period (in 2004: normally three-years period). These current forecasts are based on past experience as well as on future expected market developments.

As of 31st December 2005 and 2004, goodwill was allocated to Cash Generating Units, which is summarized in the following schedule on segment level:

(in €m)	Airbus	Military Transport Aircraft	Eurocopter	Defence & Security Systems	Space	Other Businesses	HQ / Conso.	Consolidated
Goodwill as of 31st December 2005	6,987	12	111	2,469	559	0	29	10,167
Goodwill as of 31st December 2004 [1]	6,883	12	111	2,407	559	0	29	10,001

(1) *Restatement according to IAS 32 "Financial Instruments: Disclosure and Presentation" (revised 2004) regarding the liability for puttable instruments, please refer to "Changes in accounting policy" in Note 2 "Summary of significant accounting policies".*

The current operative planning takes into account general economic data derived from external macroeconomic and financial studies. The operative planning assumptions reflect for the periods under review specific inflation rates and future labour expenses in the European Countries where the major production facilities are located. Regarding the expected future labour expenses an increase on average of 3% was implied. In addition, future interest rates are projected for the European Monetary Union, Great Britain and the USA.

The assumption for the growth rate used to calculate the terminal value in general amounts to unchanged 2%. Airbus is using for new programs specific business assumptions. Based on these current forecasts and projections of future pre-tax cash-flows the value in use of Cash Generating Units is computed by applying pre-tax discount rates of 11.5% (2004 in the range of: 12.5% to 14%).

Airbus operates in a cyclical market and 2005 was a record year for the industry. To face growing demand and based on an order backlog of 2,177 commercial aircraft, Airbus has planned for a production ramp up program to prepare for a production rate of up to 32 single aisle and up to 8 long range aircraft per month. Airbus future profits should be mainly affected by the expected growth in a competitive environment, the exchange rate assumptions, the hedge book in place and the cost saving program Route 06 as well as the entry into service of the A380 program.

For the Defence & Security Systems division an increase in revenues is assumed in the operative planning, mainly fuelled by the order book, as for example Eurofighter deliveries backed by tranche two contract. Operating margin of the division is expected to increase over the operative planning period thanks to the expected volume growth and benefits from launched restructuring measures in the past.

The order book of the Space division as of 31st December 2005 (including satellites, launchers, ballistic missiles and military telecom services) supports the strong revenue increase which is assumed for this division over the operative planning period. The current development of the Skynet V satellites is weighing on EADS Space cash flow until these spacecraft are launched and operated to generate a ramped up level of revenues from the UK Ministry of Defence (MoD). The continuation of Space restructuring program SARA successfully delivered EBIT turnaround in 2004 and confirmed positive results in 2005 heading towards further increase in profitability.

EADS follows an active policy of foreign exchange risk hedging. As of 31st December 2005 the total hedge portfolio with maturities up to 2011 amounts to 47 billion U.S.$ and covers a major portion of the net exposure expected over the period of the operative planning (2006 to 2010). The average US$/€ hedge rate of the total hedge portfolio until 2011 amounts to 1.12 US$/€. For the determination of the operative planning, management assumed future exchange rates of 1.30 US$/€ and 0.68 GBP/€ to convert in € the portion of future US$ and GBP denominated revenues which are not hedged. Net exposure arises mostly from Airbus and to a lesser extent from Eurocopter, Space and the Defence & Security Systems divisions.

The recoverable amounts based on value in use have exceeded the carrying amounts of the Cash Generating Units under review, indicating no goodwill impairment for 2005 and 2004.

Development Costs

EADS has capitalised development costs in the amount of €462 million as of 31st December 2005 (€169 million as of 31st December 2004) as internally generated intangible asset mainly for the Airbus A380 program.

13. Property, Plant and Equipment

Schedules detailing gross values, accumulated depreciation and net values of property, plant and equipment show the following:

Cost

(in €m)	Balance at 31st Dec 2004 (as reported)	Change in accounting policies (1) / Presentation (2)	Balance at 1st January 2005 (restated)	Exchange differences	Additions	Change in consolida-tion scope	Reclassi-fication	Disposals	Balance at 31st Dec 2005
Land, leasehold improvements and buildings including buildings on land owned by others	5,496	(172)	5,324	21	185	(5)	252	(38)	5,739
Technical equipment and machinery	6,682	44	6,726	199	632	(4)	666	(41)	8,178
Other equipment, factory and office equipment	6,321	9	6,330	390	214	(8)	(205)	(483)	6,238
Advance payments relating to plant and equipment as well as construction in progress	3,236	0	3,236	24	1,323	0	(1,103)	(6)	3,474
Total	**21,735**	**(119)**	**21,616**	**634**	**2,354**	**(17)**	**(390)**	**(568)**	**23,629**

Depreciation

(in €m)	Balance at 31st Dec 2004 (as reported)	Change in accounting policies (1) / Presentation (2)	Balance at 1st January 2005 (restated)	Exchange differences	Depreciation charge	Change in consolida-tion scope	Reclassi-fication	Disposals	Balance at 31st Dec 2005
Land, leasehold improvements and buildings including buildings on land owned by others	(1,973)	87	(1,886)	0	(243)	5	18	10	(2,096)
Technical equipment and machinery	(3,934)	0	(3,934)	(82)	(583)	4	3	24	(4,568)
Other equipment, factory and office equipment	(2,879)	(76)	(2,955)	(169)	(411)	17	143	271	(3,104)
Advance payments relating to plant and equipment as well as construction in progress	(44)	0	(44)	0	0	0	0	0	(44)
Total	**(8,830)**	**11**	**(8,819)**	**(251)**	**(1,237)**	**26**	**164**	**305**	**(9,812)**

Net book value

(in €m)	Balance at 31st Dec 2004 (as reported)	Change in accounting policies [1] / Presentation [2]	Balance at 1st January 2005 (restated)	Exchange differences	Additions	Change in consolida-tion scope	Reclassi-fication	Disposals	Balance at 31st Dec 2005
Land, leasehold improvements and buildings including buildings on land owned by others	3,523	(85)	3,438	21	(58)	0	270	(28)	3,643
Technical equipment and machinery	2,748	44	2,792	117	49	0	669	(17)	3,610
Other equipment, factory and office equipment	3,442	(67)	3,375	221	(197)	9	(62)	(212)	3,134
Advance payments relating to plant and equipment as well as construction in progress	3,192	0	3,192	24	1,323	0	(1,103)	(6)	3,430
Total	**12,905**	**(108)**	**12,797**	**383**	**1,117**	**9**	**(226)**	**(263)**	**13,817**

(1) *Through the application of the revised IAS 16 "Property, Plant and Equipment" (component approach and asset retirement obligation) the opening balance as of 31st December 2004 was adjusted retrospectively by an amount of €(46) million. Due to the adoption of IFRIC 4 "Determining whether an Arrangement contains a Lease" (released 2004), Property, plant and equipment includes a restatement at 31st December 2004, in the net amount of €97 million.*

(2) *Investment property is presented as a separate line item on the face of the Consolidated Balance Sheet (see Note 33 "Investment Property").*

In the depreciation of **Property, plant and equipment** impairment charges of €8 million for Sogerma are included.

The **Property, plant and equipment** include at 31st December 2005 and 2004, buildings, technical equipment and other equipment accounted for in fixed assets under finance lease agreements for net amounts of €170 million and €200 million, net of accumulated depreciation of €367 million and €336 million. The related depreciation expense for 2005 was €31 million (2004: €19 million; 2003: €22 million). For investment property please refer to Note 33 "Investment property".

Other equipment, factory and office equipment includes the net book value of "aircraft under operating lease" for €2,381 million and €2,743 million as of 31st December 2005 and 2004, respectively; related accumulated depreciation is €1,653 million and €1,604 million. Depreciation expense for 2005 amounts to €231 million (2004: €327 million; 2003: €439 million).

The "aircraft under operating lease" include:

(i) Group's sales finance activity in the form of aircraft which have been leased out to customers and are classified as operating leases. They are reported net of the accumulated impairments. These sales financing transactions are generally secured by the underlying aircraft used as collateral (see Note 29 "Commitments and contingencies" for details on sales financing transactions).

The corresponding non-cancellable future operating lease payments (not discounted) due from customers to be included in revenues, at 31st December 2005 are as follows:

(in €m)	
not later than 2006	173
later than 2006 and not later than 2010	433
later than 2010	246
Total	**852**

(ii) Aircraft which have been accounted as "operating lease" because they were sold under terms that include asset value guarantee commitments with the present value of the guarantee being more than 10% of the aircraft's sales price (assumed to be the fair value). Upon the initial sale of these aircraft to the customer, their total cost previously recognised in inventory is transferred to "Other equipment, factory and office equipment" and depreciated over its estimated useful economic life, with the proceeds received from the customer being recorded as deferred income (see Note 26 "Deferred income").

The total net book values of aircraft under operating lease is as follows:

	31st December	
(in €m)	**2005**	**2004**
(i) Net book value of aircraft under operating lease before impairment charge	1,493	1,981
Accumulated impairment	(319)	(532)
Net book value of aircraft under operating lease	1,174	1,449
(ii) Aircraft under operating lease with the present value of the guarantee being more than 10%	1,207	1,294
Total Net Book value of aircraft under operating leases	**2,381**	**2,743**

14. Investments in associates, other investments and long-term financial assets

The following table sets forth the composition of investments in associates, other investments and long-term financial assets:

	31st December	
(in €m)	**2005**	**2004**
Investments in associates	**1,908**	**1,738**
Non-current other investments and long-term financial assets		
Other investments	541	459
Long-term financial assets	1,397	1,651
Total	**1,938**	**2,110**
Current portion of long-term financial assets	**237**	**242**

Investments in associates are accounted for using the equity method. As of 31st December 2005 and 2004, investments in associates mainly contain EADS' interest in Dassault Aviation (46.30% at 31st December 2005 and 46.22% at 31st December 2004) of €1,867 million and €1,705 million. The Dassault Aviation Group reported in 2005 a Net income of €305 million of which EADS recognised an amount of €141 million according to its share of interest. The current year's equity investment income from Dassault Aviation also includes a positive catch up of the prior year financial performance in accordance with IFRS, which amounts to €64 million (in 2004: €(33) million) and in addition €(18) million (in 2004: €38 million) were recognised in AOCI. Within the equity of EADS reflecting the share of Dassault's equity, a reclassification as of 31st December 2002 / 1st January 2003 has been recorded from retained earnings €(97) million into AOCI €97 million.

The following table illustrates summarized financial information of the EADS investment of 46.3% in Dassault Aviation as of 31st December 2005:

(in €m)	31st December 2005
Share of the associate's balance sheet:	
Non-current assets	1,231
Current assets	2,395
Non-current liabilities	165
Current liabilities	1,978
Total equity	1,483
Share of the associate's revenues and profit:	
Revenues	1,587
Net Income	141
Carrying amount of the investment	**1,867**

A list of major investments in associates and the proportion of ownership is included in Appendix "Information on principal investments".

Other investments comprise EADS' investment in various non-consolidated entities, the most significant being at 31st December 2005, investments in Embraer of €106 million (2004: €72 million) and in Patria of €51 million (2004: €50 million) as well as a participation of 10% in Irkut (€54 million), acquired in 2005.

Long-term financial assets of €1,397 million (in 2004: €1,651 million) and the **current portion of long-term financial assets** of €237 million (in 2004: €242 million) encompass mainly the Group's sales finance activities in the form of finance lease receivables and loans from aircraft financing. They are reported net of accumulated impairments. These sales financing transactions are generally secured by the underlying aircraft used as collateral (see Note 29 "Commitments and contingencies" for details on sales financing transactions).

Loans from aircraft financing are provided to customers to finance the sale of aircraft. These loans are long-term and normally have a maturity which is linked to the use of the aircraft by the customer. The calculation of the net book value is:

	31st December	
(in €m)	**2005**	**2004**
Outstanding gross amount of loans to customers	717	946
Accumulated impairment	(274)	(311)
Total net book value of loans	**443**	**635**

Finance lease receivables from aircraft financing are as follows:

	31st December	
(in €m)	**2005**	**2004**
Minimum lease payments receivables	1,245	1,299
Unearned finance income	(321)	(179)
Accumulated impairment	(122)	(155)
Total net book value of finance lease receivables	**802**	**965**

Future minimum lease payments from investments in finance leases to be received are as follows (not discounted):

(in €m)	
Not later than 2006	150
Later than 2006 and not later than 2010	493
Later than 2010	602
Total	**1,245**

Additionally included are €389 million and €293 million of other loans as of 31st December 2005 and 2004, e.g. loans to employees.

Defeased bank deposits of €1,102 million and €1,089 million as of 31st December 2005 and 2004, respectively have been offset against financial liabilities.

15. Inventories

Inventories at 31st December 2005 and 2004 consist of the following:

(in €m)	31st December 2005	2004
Raw materials and manufacturing supplies	1,159	987
Work in progress	10,655	8,505
Finished goods and parts accounted for at lower of cost and net realisable value	1,161	1,039
Advance payments to suppliers	2,450	1,803
Total	**15,425**	**12,334**

The increase in work in progress of €2,150 million was mainly driven by Airbus programs, Eurocopter, Military Transport Aircraft and Space. Finished goods and parts increased by €122 million, mainly relating to the ramp up of Eurocopter NH 90 and Tiger program. The increase of advance payments provided to suppliers mainly reflects activities in the A400M program, Eurofighter program, Space Transportation and Airbus.

Those advance payments received, which so far were deducted from inventories are now reclassified to current and non-current other liabilities. Previous year figure has been adjusted accordingly with a total amount of €9,259 million (thereof non-current other liabilities in the amount of €632 million and current other liabilities in the amount of €8,627 million).

The at cost value of finished goods and parts for resale amounts to €1,505 million in 2005 (2004: €1,354 million).

16. Trade receivables

Trade receivables at 31st December 2005 and 2004 consist of the following:

(in €m)	31st December 2005	2004
Receivables from sales of goods and services	5,209	4,784
Allowance for doubtful accounts	(407)	(378)
Total	**4,802**	**4,406**

Trade receivables are classified as current assets. As of 31st December 2005 and 2004, respectively, €237 million and €77 million of trade receivables are not expected to be collected within one year.

In application of the percentage of completion method, as of 31st December 2005 an amount of €1,489 million (in 2004: €1,313 million) for construction contracts is included in the trade receivables net of advance payments received.

17. Other assets

Other assets at 31st December 2005 and 2004 consist of the following:

(in €m)	31st December 2005	2004
Non current other assets		
Positive fair values of derivative financial instruments	2,762	6,243
Prepaid expenses	526	560
Capitalised settlement payments to German Government	231	258
Others [1]	91	35
Total	**3,610**	**7,096**
Current other assets		
Positive fair values of derivative financial instruments	1,191	2,705
Value Added Tax claims	585	462
Prepaid expenses	332	391
Receivables from related companies	267	333
Receivables from affiliated companies	165	121
Loans	32	19
Others [1]	629	666
Total	**3,201**	**4,697**

(1) *Triggered by the application of the revised IAS 16 "Property, Plant and Equipment" (component approach) for major inspections where the lessee bears the relating maintenance costs the balance of other assets was adjusted retrospectively by an amount of €40 million (thereof current other assets €17 million and non-current other assets €23 million).*

The capitalised settlement payments to the German Government are attributable to refundable advances which are amortized through the income statement (in cost of sales) at the delivery pace of the corresponding aircraft.

18. Securities

The Group's security portfolio amounts to €1,040 million and €466 million as of 31st December 2005 and 2004, respectively. The security portfolio contains a **non-current portion** of available-for-sale-securities of €1,011 million (in 2004: €466 million) and a **current portion** of €29 million (in 2004: €0 million).

Included in the securities portfolio are corporate bonds bearing both fixed rate coupons (€218 million nominal value) and floating rate coupons (€331 million nominal value) as well as credit instruments bearing floating rate coupons (€291 million nominal value).

19. Non-current assets classified as held for sale

According to IFRS 5 "Non-current Assets held for sale and Discontinued Operations", applied prospectively as of 1st January 2005, **non-current assets classified as held for sale** in the amount of €881 million reflect assets and disposal groups which concern mainly sales financing activities in Airbus. The disposal group includes **liabilities directly associated with non-current assets classified as held for sale** amounting to €62 million.

20. Total equity

The following table shows the development of the number of shares outstanding:

Number of shares	2005	2004
Issued as at 1st January	**809,579,069**	**812,885,182**
Issued for ESOP	1,938,309	2,017,822
Issued for exercised options	7,562,110	362,747
Cancelled	(1,336,358)	(5,686,682)
Issued as at 31st December	**817,743,130**	**809,579,069**
Treasury shares as at 31st December	(20,602,704)	(10,028,775)
Outstanding as at 31st December	**797,140,426**	**799,550,294**

EADS' shares are exclusively ordinary shares with a par value of €1.00. The authorized share capital consists of 3,000,000,000 shares. In connection with the 2005 Employee Stock Ownership Plan (see Note 31 "Share-based payment"), EADS issued 1,938,309 shares (in 2004: 2,017,822), representing a nominal value of €1,938,309 (in 2004: €2,017,822).

On 6th May 2004, the Shareholders' General Meeting of EADS renewed the authorization given to the Board of Directors to repurchase shares of the Company as long as, upon such repurchase, the Company will not hold more than 5% of the Company's issued share capital. The Group's Board of Directors decided on 8th October 2004, to set up and implement plans for the repurchase of up to 4,909,000 shares.

Furthermore, the Shareholders' General Meeting authorized both the Board of Directors and the Chief Executive Officers, with power of substitution, to cancel up to a maximum of 5,727,515 shares. On 20th July 2004, the Chief Executive Officers decided to cancel 5,686,682 treasury shares.

On 6th May 2004, the Shareholders' General Meeting also decided to pay a cash distribution related to the fiscal year 2003 for a gross amount of €0.40 per share, which was paid on 4th June 2004.

The Shareholders' General Meeting of EADS held on 11th May 2005 renewed the authorization given to the Board of Directors to repurchase shares of the Company, by any means, including derivative products, on any stock exchange or otherwise, as long as, upon such repurchase, the Company will not hold more than 5% of the Company's issued share capital. The Group's Board of Directors decided on 3rd June 2005, to set up and implement plans for the repurchase of up to 1,012,500 shares related to ESOP 2005. On 12th December 2005 the Group's Board of Directors decided to set up and implement plans for the repurchase of up to 3,990,880 shares related to the 2005 Stock Option Plan (7th tranche).

Furthermore, the Shareholders' General Meeting authorized both the Board of Directors and the Chief Executive Officers, with powers of substitution, to cancel up to a maximum of 1,336,358 shares. On 25th July 2005, the Chief Executive Officers decided to cancel 1,336,358 treasury shares.

In total EADS purchased in 2005 11,910,287 treasury shares (in 2004: 3,787,523 treasury shares) and cancelled 1,336,358 shares (in 2004: 5,686,682 shares), resulting in an amount of 20,602,704 treasury shares at 31st December 2005 (in 2004: 10,028,775 treasury shares).

The Shareholders' General Meeting also decided to pay a cash distribution related to the fiscal year 2004 for a gross amount of €0.50 per share, which was paid on 8th June 2005.

Capital stock comprises the nominal amount of shares outstanding. The addition to capital stock represents the contribution of €1,938,309 (in 2004: €2,017,822) by employees under the 2005 Employee Stock Ownership Plan and for exercised options of €7,562,110 (in 2004: €362,747) in compliance with the implemented stock option plans.

Share premium mainly results from contributions in kind in the course of the creation of EADS, cash contributions from the Initial Public Offering, capital increases and reductions due to the issuance and cancellation of shares as well as cash distributions to EADS N.V. shareholders. Other reserves include among others retained earnings. Accumulated other comprehensive income consists of all amounts recognised directly in equity resulting from changes in fair value of financial instruments that are classified as available-for-sale or that form part of hedging relationships in effective cash-flow hedges as well as from currency translation adjustments of foreign entities. Treasury shares represent the amount paid for own shares held in treasury.

Total equity as of 31st December 2002 was adjusted due to the application of IAS 32 "Financial Instruments: Disclosure and Presentation" (revised 2004) (see Note 2 "Summary of significant accounting policies") in the amount of €(3,053) million, IAS 16 "Property, Plant and Equipment" (see Note 2 "Summary of significant accounting policies") in the amount of €(30) million; €97 million within the equity of EADS were reclassified in order to reflect the share of Dassault's equity according to IFRS (see Note 14 "Investments in associates, other investments and long-term financial assets").

21. Provisions

Provisions are comprised of the following:

	31st December	
(in €m)	**2005**	**2004**
Provision for retirement plans (see Note 21 b)	4,006	3,876
Provision for deferred compensation (see Note 21 a)	114	71
Retirement plans and similar obligations	**4,120**	**3,947**
Financial instruments (see Note 21 c)	921	181
Other provisions (see Note 21 d)	4,565	4,296
Total	**9,606**	**8,424**
Thereof non-current portion	*6,879*	*6,074*
Thereof current portion	*2,727*	*2,350*

As of 31st December 2005 and 2004, respectively, €3,900 million and €3,749 million of retirement plans and similar obligations, €472 million and €137 million of financial instruments as well as €2,507 million and €2,188 million of other provisions mature after more than one year.

a) Provisions for deferred compensation

This amount represents obligations that arise if employees elect to convert all or part of their variable remuneration or bonus into an equivalent commitment for deferred compensation.

b) Provisions for retirement plans

When Group employees retire, they receive indemnities as stipulated in retirement agreements, in accordance with regulations and practices of the countries in which the Group operates.

French law stipulates that employees are paid retirement indemnities on the basis of the length of service.

In Germany, EADS introduced a new pension plan (P3) for non executive employees in 2004. Under the new plan, the employer makes contributions during the service period, which are dependent on salary in the years of contribution and years of service. These contributions are converted into components which become part of the accrued pension liability at the end of the year. Accrued benefits under the old plan are considered through an initial component. Total benefits are calculated as a career average over the entire period of service. On an overall basis, the application of the new plan had no significant effect on pension expense for 2004.

Certain employees that are not covered by the new plan receive retirement indemnities based on salary earned in the last year or on an average of the last three years of employment. For executive employees, benefits are depending on final salary at the date of retirement and the time period as executive.

Actuarial assessments are regularly made to determine the amount of the Group's commitments with regard to retirement indemnities. This assessment includes an assumption concerning changes in salaries, retirement ages and long-term interest rates. It comprises all the expenses the Group will be required to pay to meet these commitments.

The weighted-average assumptions used in calculating the actuarial values of the retirement plans are as follows:

	31st December		
Assumptions in%	**2005**	**2004**	**2003**
Discount rate	4.0	4.75 – 5.0	5.0 – 5.25
Rate of compensation increase	3.0	3.0	3.0
Inflation rate	1.75 – 2.0	1.5 – 2.0	1.25 – 2.0
Expected return on plan assets	6.5	6.5	6.5

Actuarial gains and losses of the current year are not recognised in profit / loss but added to the balance of unrecognised net actuarial gain or loss. If the accumulated amount of unrecognised net gains and losses as of the beginning of the year exceeds the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets of each respective legal entity, the excess is amortized through profit and loss on a straight line basis over the average remaining working lives of the employees participating in each plan.

The amount recorded as provision on the balance sheet can be derived as follows:

Change in defined benefit obligations

(in €m)	2005	2004	2003
Defined benefit obligations at beginning of year	5,198	4,735	4,287
Service cost	153	125	122
Interest cost	252	243	241
Plan amendments	8	0	14
Plan curtailments and settlements	0	(4)	0
Actuarial losses	517	281	9
Acquisitions and other	7	3	237
Benefits paid	(208)	(185)	(175)
Defined benefit obligations at end of year	**5,927**	**5,198**	**4,735**

Change in plan assets

(in €m)	2005	2004	2003
Fair value of plan assets at beginning of year	658	619	532
Actual return on plan assets	82	52	27
Contributions	111	45	16
Acquisitions and other	8	0	92
Benefits paid	(60)	(58)	(48)
Fair value of plan assets at end of year	**799**	**658**	**619**

Based on past experience, EADS expects a return rate for plan assets of 6.5%.

	31st December		
(in €m)	2005	2004	2003
Funded status [1]	5,128	4,540	4,116
Unrecognised actuarial net (losses)	(1,118)	(659)	(384)
Unrecognised past service cost	(4)	(5)	(14)
Net amount recognised as provision	**4,006**	**3,876**	**3,718**

(1) *Difference between the defined benefit obligations and the fair value of plan assets at the end of the year.*

The defined benefit obligation at the end of the year is the present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods. The increase in the unrecognised actuarial losses results mainly from the decrease in the discount rate for pension obligations in Germany from 4.75% to 4% and in France from 5% to 4%, partially offset by the increase in the assumed inflation rate for Germany from 1.5% to 1.75%.

The fair value of plan assets at end of the year comprises assets held by long-term employee benefit funds that exist solely to pay or fund employee benefits. Plan assets are not entirely exposed to fluctuations of stock markets, as the major portion of plan assets is invested in fixed income instruments.

The net amount of €4,006 million (2004: €3,876 million) represents the amount recorded as provision on the balance sheet. The provision contains the funded status, adjusted by actuarial net gains / losses which do not have to be recognised because they do not meet the recognition criteria. Net actuarial gains and losses include both actuarial gains / losses on the defined benefit obligation and the difference between the actual and expected return on plan assets.

The components of the net periodic pension cost, included in "Profit before finance costs and income taxes", are as follows:

(in €m)	2005	2004	2003
Service cost	153	125	122
Interest cost	252	243	241
Expected return on plan assets	(42)	(41)	(33)
Net actuarial loss	14	0	29
Net periodic pension cost	**377**	**327**	**359**

The following table sets forth the development of the provision for pension obligations:

Change in provision for pension obligations

(in €m)	2005	2004
Provision for pension obligations at beginning of year	3,876	3,718
Net periodic pension cost	377	327
Contributions	(111)	(45)
Consumption (benefits paid)	(148)	(127)
Acquisitions and other	12	3
Provision for pension obligations at end of year	**4,006**	**3,876**

c) Financial instruments

The provision for financial instruments amounts to €921 million as of 31st December 2005 (€181 million as of 31st December 2004) and includes in 2005 mainly the negative fair market value of foreign currency forwards (see Note 30 c) "Fair value of financial instruments").

d) Other provisions

Movements in provisions during the year were as follows:

(in €m)	Balance at 1st January 2005	Opening balance sheet adjust-ments (1)	Balance at 1st January 2005 (adjusted)	Exchange differ-ences	Additions	Reclas-sification / Change in consolidated group	Used	Released	Balance at 31st December 2005
Aircraft financing risks	939	0	939	182	111	0	(39)	(24)	1,169
Outstanding costs	861	0	861	1	394	(15)	(329)	(86)	826
Contract losses	365	0	365	1	190	(14)	(110)	(35)	397
Tax provisions	202	(178)	24	(1)	4	0	(10)	0	17
Warranties	158	0	158	1	86	(3)	(46)	(20)	176
Litigations and claims	202	0	202	0	42	0	(14)	0	230
Personnel charges	478	0	478	0	236	(6)	(267)	(5)	436
Restructuring measures / pre-retirement part-time work	271	0	271	1	95	(33)	(91)	(11)	232
Obligation from services and maintenance agreements	255	0	255	1	50	0	(51)	(1)	254
Other risks and charges	714	29	743	1	261	6	(111)	(72)	828
Total	**4,445**	**(149)**	**4,296**	**187**	**1,469**	**(65)**	**(1,068)**	**(254)**	**4,565**

(1) *Due to revised IAS 1 "Presentation of Financial Statements", the current income tax provision in the amount of €178 million was reclassified to tax liabilities. Due to the application of revised IAS 16 "Property, plant and equipment", the provision for "Other risks and charges" had to be restated by €29 million.*

The provision for aircraft financing risks fully covers, in line with the Group's policy for sales financing risk, the net exposure to aircraft financing of €522 million (€466 million at 31st December 2004) and asset value risks of €647 million (€473 million at 31st December 2004) related to Airbus and ATR (see Note 29 "Commitments and contingencies").

The use of the provision for restructuring measures / pre-retirement part-time work mainly relates to restructuring measures in the divisions Defence & Security Systems and Space.

The provision for litigations and claims covers various legal actions, governmental investigations, proceedings and other claims, which are pending or may be instituted or asserted in the future against the Group.

22. Financial liabilities

In 2004, the EIB (European Investment Bank) granted a long-term loan to EADS in the amount of US$421 million, bearing a fixed interest rate of 5.1%. In 2003, EADS issued two Euro denominated bonds under its EMTN Programme (Euro Medium Term Note Programme). The first issue of €1 billion with expected final maturity in 2010 carries a coupon of 4.625% which was swapped into variable rate of 3M-Euribor +1.02%. The second issue of €0.5 billion maturing in 2018 carries a coupon of 5.5% which was swapped during 2005 into variable rate of 3M-Euribor +1.81%.

Financial liabilities include liabilities connected with sales financing transactions amounting to €2,074 million, thereof €568 million at a fixed interest rate of 9.88% and the remaining amount mainly at variable interest rates.

Non recourse Airbus financial liabilities (risk is supported by external parties) amount to €1,247 million (in 2004: €988 million).

Defeased bank deposits for aircraft financing of €1,102 million and €1,089 million as of 31st December 2005 and 2004 respectively have been offset against financial liabilities.

(in €m)	31st December 2005	31st December 2004
Bonds	1,659	1,648
thereof due in more than five years: 1,519 (31st December 2004: 1,511)		
Liabilities to financial institutions	1,352	1,629
thereof due in more than five years: 972 (31st December 2004: 1,369)		
Loans	937	910
thereof due in more than five years: 528 (31st December 2004: 672)		
Liabilities from finance leases	241	218
thereof due in more than five years: 78 (31st December 2004: 46)		
Long-term financial liabilities	**4,189**	**4,405**
Bonds	0	23
Liabilities to financial institutions	146	145
Liabilities to affiliated companies	112	110
Loans	207	143
Liabilities from finance leases	87	52
Others	356	345
Short-term financial liabilities (due within one year)	**908**	**818**
Total [(1)]	**5,097**	**5,223**

(1) *Due to the adoption of IFRIC 4 "Determining whether an Arrangement contains a Lease" (released 2004), financial liabilities include a restatement at 31st December 2004, in the amount of €97 million.*

Included in "Others" are financial liabilities against joint venture partners.

The aggregate amounts of financial liabilities maturing during the next five years and thereafter are as follows:

(in €m)	Financial liabilities
2006	908
2007	306
2008	317
2009	259
2010	209
Thereafter	3,098
Total	**5,097**

23. Liability for puttable instruments

As of 1st January 2005 EADS adopted retrospectively IAS 32 "Financial Instruments: Disclosure and Presentation" (revised 2004) and accounted for a liability for the 20% interest of BAE Systems in Airbus in the amount of €3.5 billion. For further details please refer to "Changes in accounting policy" in Note 2 "Summary of significant accounting policies".

24. Other liabilities

(in €m)	31st December 2005	31st December 2004
Non-current other liabilities		
Thereof customer advance payments	4,911	3,985
Thereof European Governments refundable advances	4,950	4,781
Others	110	11
Total	**9,971**	**8,777**
Current other liabilities		
Thereof customer advance payments	14,078	10,884
Thereof European Governments refundable advances	343	338
Thereof tax liabilities (excluding income tax)	690	612
Thereof liabilities to affiliated companies	93	35
Thereof liabilities to related companies	31	74
Others	1,931	1,779
Total	**17,166**	**13,722**

The increase in European Governments refundable advances relates mostly to accrued interest. Regarding the interest expense on European Governments refundable advances see Note 10 "Total finance costs". Due to their specific nature, namely their risk-sharing features and the fact that such advances are generally granted to EADS on the basis of significant development projects, European Governments refundable advances are accounted for by EADS within "Other liabilities" on the balance sheet including accrued interest.

A part of the advance payments received has previously been recorded as a deduction from inventories. Previous year figure has been adjusted accordingly with an amount of €9,259 million (thereof non-current other liabilities of €632 million and current other liabilities of €8,627 million).

Included in "Other liabilities" are €15,986 million (€13,709 million as of 31st December 2004) due within one year and €5,621 million (€3,918 million as of 31st December 2004) maturing after more than five years.

25. Trade liabilities

As of 31st December 2005, trade liabilities amounting to €54 million (€155 million as of 31st December 2004) mature after more than one year.

26. Deferred income

(in €m)	31st December 2005	31st December 2004
Non-current deferred income	1,324	1,490
Current deferred income	573	501
Total	**1,897**	**1,991**

The main part of deferred income is related to sales of Airbus and ATR aircraft that include asset value guarantee commitments and that are accounted for as operating leases (€1,467 million and €1,567 million as of 31st December 2005 and 2004, respectively).

Notes to the Consolidated Statements of Cash-Flows (IFRS)

27. Consolidated Statement of Cash Flows

As of 31st December 2005, EADS' cash position (stated as cash and cash equivalents in the Consolidated Statement of Cash-Flows) includes €1,202 million (€687 million, €273 million as of 31st December 2004 and 2003) representing the amount Airbus has deposited at BAE Systems. Additionally included are €579 million, €602 million and €613 million as of 31st December 2005, 2004 and 2003, respectively, which represent EADS' share in MBDA's cash and cash equivalents, deposited at BAE Systems and Finmeccanica and are available upon demand.

The change in financial liabilities in 2005 results from additions to financial liabilities in the amount of €456 million (in 2004: €1,302 million) and repayments of €(800) million (in 2004: €(828) million).

The following charts provide details on **acquisitions** (resulting in additional assets and liabilities acquired) of subsidiaries:

(in €m)	31st December 2005
Total purchase price	(131)
thereof paid in cash and cash equivalents	(131)
Cash and cash equivalents included in the acquired subsidiaries	0
Cash Flow for acquisitions, net of cash	**(131)**

Included in the aggregate net purchase price in 2005 of €(131) million is mainly the acquisition of Nokia's Professional Mobile Radio – PMR activities (EADS Secure Networks Oy). In addition, there have been cash investments mainly in Dornier GmbH which had been already fully consolidated.

(in €m)	31st December 2005
Property, plant and equipment	21
Financial assets	0
Inventories	4
Trade receivables	11
Other assets	27
Cash and cash equivalents	0
Assets	**63**
Provisions	(4)
Trade liabilities	0
Financial liabilities	0
Other liabilities	(1)
Liabilities	**(5)**
Net assets	**58**
Goodwill arising on acquisitions	73
Less own cash and cash equivalents of acquired subsidiaries	0
Cash Flow for acquisitions, net of cash	131

The following charts provide details on **disposals** (resulting in assets and liabilities disposed) of subsidiaries:

(in €m)	31st December 2005
Total selling price	110
thereof received by cash and cash equivalents	110
Cash and cash equivalents included in the (disposed) subsidiaries	(21)
Cash Flow from disposals, net of cash	**89**

Included in the aggregate net selling price in 2005 of €89 million are the sale of the 50% participation in TDA – Armements S.A.S. to Thales and the sale of the Enterprise Telephony Business to Aastra.

(in €m)	31st December 2005
Property, plant and equipment	(12)
Financial assets	0
Inventories	(34)
Trade receivables	(64)
Other assets	(34)
Cash and cash equivalents	(21)
Assets	**(165)**
Provisions	16
Trade liabilities	18
Financial liabilities	13
Other liabilities	45
Liabilities	**92**
Net assets	**(73)**
Goodwill arising from disposals	(6)
Result from disposal of subsidiaries	(31)
Less own cash and cash equivalents of disposed subsidiaries	21
Cash Flow from disposals, net of cash	**(89)**

Other Notes to the Consolidated Financial Statements (IFRS)

28. Litigation and claims

EADS is involved in a number of claims and arbitrations that have arisen in the ordinary course of business. EADS believes that it has made adequate provisions to cover current or contemplated general and specific litigation risks.

At the end of 2002, a request for arbitration was filed against a subsidiary of EADS involved in the supply of equipment under a commercial contract that was completed several years ago. EADS believes it has strong defences, both procedural and of substance, to oppose the claim. At this stage of the procedure the financial risk cannot be assessed since, in June 2003, EADS was notified that the arbitration procedure was suspended at the request of the claimant. At the date of this document, such arbitration procedure is still suspended.

EADS is not aware of any exceptional items or pending or threatened legal or arbitration proceedings that may have, or may have had in a recent period, a material adverse effect on the financial position, the activities or the results of its group taken as a whole, except as stated above.

EADS recognizes provisions for litigation and claims when (i) it has a present obligation from legal actions, governmental investigations, proceedings and other claims resulting from past events that are pending or may be instituted or asserted in the future against the Group, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle such obligation and (iii) a reliable estimate of the amount of such obligation can be made. For the amount provided for risk due to litigations and claims, see Note 21 d.) "Other provisions".

29. Commitments and contingencies

Commitments and contingent liabilities

Sales financing – In relation to its Airbus and ATR activities, EADS is committing itself in sales financing transactions with selected customers. Sales financing transactions are generally collateralized by the underlying aircraft. Additionally, Airbus and ATR benefit from protective covenants and from security packages tailored according to the perceived risk and the legal environment. EADS believes that the estimated fair value of the aircraft securing such commitments will substantially offset any potential losses from the commitments. Any remaining difference between the amount of financing commitments given and the collateral value of the aircraft financed is provided for as an impairment to the relating asset, if assignable, or as a provision for aircraft financial risk. The basis for this write-down is a risk-pricing-model, which is applied at every closing to closely monitor the remaining value of the aircraft.

Depending on which party assumes the risks and rewards of ownership of a financed aircraft, the assets relating to sales financing are accounted for **on the balance sheet** either as (i) an operating lease (see Note 13 "Property, plant and equipment") or (ii) a loan from aircraft financing or (iii) a finance lease receivable (see Note 14 "Investments in associates, other investments and long-term financial assets") or (iv) non-current assets classified as held for sale. As of 31st December 2005, related accumulated impairment amounts to €319 million (2004: €532 million) for operating lease, €396 million (2004: €466 million) for loans and finance lease and €196 million for non-current assets classified as held for sale. As part of provisions for aircraft financial risks €34 million (2004: €33 million) are recorded (see Note 21 d.) "Other provisions").

Certain sales financing transactions include the sale and lease back of the aircraft with a third party lessor under operating lease. Unless the Group has sold down the relating operating lease commitments to third parties, which assume liability for the payments, it is exposed to future lease payments.

Future nominal **operating lease payments** that result from aircraft sales financing transactions are recorded **off balance sheet** and are scheduled to be paid as follows:

(in €m)	
not later than 2006	208
later than 2006 and not later than 2010	989
later than 2010	721
Total	**1,918**
Of which commitments where the transaction has been sold to third parties	(1,092)
Total aircraft lease commitments where EADS bears the risk (not discounted)	**826**

Total aircraft lease commitments of €1,918 million as of 31st December 2005, arise from aircraft head-leases and are typically backed by corresponding sublease income from customers with an amount of €1,364 million. A large part of these lease commitments (€1,092 million as of 31st December 2005) arises from transactions that were sold down to third parties, which assume liability for the payments. EADS determines its gross exposure to such operating leases as the present value of the related payment streams. The difference between gross exposure and the estimated value of underlying aircraft used as collateral, the net exposure, is provided for in full with an amount of €488 million as of 31st December 2005, as part of the provision for aircraft financing risk (see Note 21 d.) "Other provisions").

As of 31st December 2005 and 2004, the total consolidated **– on and off balance sheet –** Commercial Aviation Sales Financing Exposure is as follows (Airbus 100% and ATR 50%):

	31st December	
(in €m)	2005	2004
Total gross exposure	3,566	3,681
Estimated fair value of collateral (aircraft)	(2,133)	(2,216)
Net exposure (fully provided for)	**1,433**	**1,465**

Detail of provisions / accumulated impairments are as follows:

(in €m)	31st December 2005	2004
Accumulated impairment on operating leases (see Note 13 "Property, plant and equipment")	319	532
Accumulated impairment on loans from aircraft financing and finance leases (see Note 14 "Investments in associates, other investments and long-term financial assets")	396	466
Accumulated impairment on inventories	0	1
Non-current assets classified as held for sale	196	0
Provisions for aircraft financing risk (on balance sheet) (see Note 21 d.) "Other provisions")	34	33
Provisions for aircraft financing risk (commitment off balance sheet) (see Note 21 d.) "Other provisions")	488	433
Total provisions / accumulated impairments for sales financing exposure	**1,433**	**1,465**

Asset value guarantees – Certain sales contracts may include the obligation of an asset value guarantee whereby Airbus or ATR guarantee a portion of the value of an aircraft at a specific date after its delivery. Management considers the financial risks associated with such guarantees to be manageable. Three factors contribute to this assessment: (i) the guarantee only covers a tranche of the estimated future value of the aircraft, and its level is considered prudent in comparison to the estimated future value of each aircraft; (ii) the asset value guarantee related exposure is diversified over a large number of aircraft and customers; and (iii) the exercise dates of outstanding asset value guarantees are distributed through 2019. If the present value of the guarantee given exceeds 10% of the sales price of the aircraft, the sale of the underlying aircraft is accounted for as an operating lease (see Note 13 "Property, plant and equipment" and Note 26 "Deferred income"). In addition, EADS is contingently liable in case asset value guarantees with less than 10% are provided to customers as part of aircraft sales. Counter guarantees are negotiated with third parties and reduce the risk to which the group is exposed. As of 31st December 2005 the nominal value of asset value guarantees provided to airlines, that do not exceed the 10% criteria, amount to €1,054 million, excluding €507 million where the risk is considered to be remote. In many cases the risk is limited to a specific portion of the residual value of the aircraft. The present value of the risk inherent to the given asset value guarantees where a settlement is being considered as probable is fully provided for and included in the total amount of provisions for asset value risks of €647 million (see Note 21 d.) "Other provisions"). This provision covers a potential expected shortfall between the estimated value of the aircraft of the date upon which the guarantee can be exercised and the value guaranteed on a transaction basis taking counter guarantees into account.

Because exercise dates for asset value guarantees are on average in the 10th year following aircraft delivery, asset value guarantees issued in 2005 will generally not be exercisable prior to 2015, and, therefore, an increase in near-term exposure is not expected.

Despite the underlying collateral, if Airbus should be unable to honour its obligations under sales financing transactions and asset value guarantees, certain EADS and BAE Systems group companies retain joint and several liability for sales financing exposure incurred by Airbus prior to 1st January 2001. EADS' exposure to liabilities incurred by Airbus following 1st January 2001 is limited by its status as a shareholder in Airbus S.A.S. With respect to ATR, each shareholder is jointly and severally liable to third parties without limitation. Amongst the shareholders, the liability is limited to each partner's proportionate share.

While ***backstop commitments*** to provide financing related to orders on Airbus' and ATR's backlog are also given, such commitments are not considered to be part of gross exposure until the financing is in place, which occurs when the aircraft is delivered. This is due to the fact that (i) past experience suggests it is unlikely that all such proposed financings actually will be implemented (although it is possible that customers not benefiting from such commitments may nevertheless request financing assistance ahead of aircraft delivery), (ii) until the aircraft is delivered, Airbus or ATR retain the asset and do not incur an unusual risk in relation thereto, and (iii) third parties may participate in the financing. In order to mitigate Airbus and ATR credit risks, such commitments typically contain financial conditions which guaranteed parties must satisfy in order to benefit therefrom.

Pension commitments – EADS has several common investments with BAE Systems, of which the most significant in terms of employees are Airbus and MBDA. In respect of each investment, for so long as BAE Systems remains a shareholder, UK employees may stay in the BAE Systems pensions schemes, which currently qualify as multi-employer defined benefit plans. BAE Systems is applying IFRS as of 1st January 2005. In accordance with IAS 19, BAE Systems has disclosed for its UK defined pension schemes a net (pre tax) pension liability as of 31st December 2005 in a total amount of GBP 4,659 million. As participants in the BAE Systems schemes, EADS investments are potentially affected by any shortfall of BAE Systems schemes. However, the agreements between EADS and BAE Systems have the effect of capping the contributions that the investment has to make to the pension scheme for a certain period of time (until July 2011 for Airbus and until December 2007 for MBDA). Any additional contribution would be paid by BAE Systems. EADS is therefore not exposed to increased contribution payments resulting from the pension underfunding during the period of the contribution caps. In the course of 2005, EADS has requested detailed information about these pension schemes. Based on limited information made available, EADS has judged this information not to be sufficient to properly allocate the pension plans' deficit and is therefore not able to reliably determine its participation in any potential future deficit once the period of contribution caps will have expired. Consequently, EADS continues to expense the contributions made to the pension schemes as if the plans were defined contribution plans.

Other commitments – Other commitments comprise contractual guarantees and performance bonds to certain customers as well as commitments for future capital expenditures.

Future nominal **operating lease payments** (for EADS as a lessee) for rental and lease agreements (not relating to aircraft sales financing) amount to €1,038 million as of 31st December 2005, and relate mainly to procurement operations (e.g., facility leases, car rentals).

Maturities are as follows:

(in €m)	
Not later than 2006	109
Later than 2006 and not later than 2010	342
Later than 2010	587
Total	**1,038**

30. Information about financial instruments

a) Financial risk management

By the nature of the activities carried out, EADS is exposed to a variety of financial risks, especially foreign currency exchange rate risks and interest rate risks, as explained below. The management and limitation of the foreign exchange currency risks at EADS is generally carried out by a central treasury department at EADS Headquarters under policies approved by the Board of Directors. The identification, evaluation and hedging of the financial risks is in the responsibility of established treasury committees and the Group's Divisions and Business Units.

Market risk

Currency risk – EADS manages a long-term hedge portfolio with a maturity of several years covering its net exposure to U.S. Dollar sales, mainly from the activities of Airbus. This hedge portfolio covers the majority of the Group's highly probable transactions.

Significant parts of EADS' revenues are denominated in U.S. Dollars, whereas a major portion of its costs is incurred in Euros and to a smaller extent in GBP. Consequently, to the extent that EADS does not use financial instruments to cover its net current and future foreign currency exchange rate exposure, its profits are affected by changes in the Euro-U.S. Dollar exchange rate. As the Group intends to generate profits only from its operations and not through speculation on foreign currency exchange rate movements, EADS uses hedging strategies to manage and minimize the impact of exchange rate fluctuations on these profits.

For financial reporting purposes, EADS designates a portion of the total firm future cash flows as the hedged position to cover its net foreign currency exposure, as described in the following paragraph. As hedging instruments, EADS primarily uses foreign currency forwards and option contracts.

EADS endeavours to hedge the majority of its exposure based on firm commitments and forecasted transactions. For products such as aircraft, EADS typically hedges forecasted sales in U.S. Dollar for the following year up to 2011. The hedged items are defined as first forecasted highly probable future cash inflows for a given month based upon final payments at delivery. The amount of the flows to be hedged is decided by a treasury committee and can cover up to 100% of the equivalent of the net U.S. Dollar exposure. For EADS, a forecasted transaction is regarded as highly probable if the future delivery is included in the internally audited order book or is very likely to materialize in view of contractual evidence. The coverage ratio is adjusted to take into account macroeconomic movements affecting the spot rates and interest rates, as applicable.

The company also has foreign currency derivative instruments which are embedded in certain purchase and lease contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally USD and GBP. Gains or losses relating to such embedded foreign currency derivatives are reported in other financial result.

Interest rate risk – The Group uses an asset and liability management approach with the objective to limit its interest rate risk. The Group undertakes to match the risk profile of its assets with a corresponding liability structure. The remaining net interest rate exposure is managed through several types of interest rate derivatives in order to minimize risks and financial impacts.

Hedging instruments that are specifically designated to debt instruments have at the maximum the same nominal amounts as well as the same maturity dates compared to the hedged item. Regarding cash, EADS is mainly investing in short-term instruments and / or instruments that are related to a floating interest index in order to further minimize any interest risk in its cash and securities portfolio.

Price risk – The cash and cash equivalents and securities portfolio of the Group is invested mainly in non-speculative financial instruments, mostly highly liquid, such as certificates of deposits, overnight deposits, commercial papers and other money market instruments which generally are short term and subject to only an insignificant price risk. Therefore, the Group assesses its exposure towards price risk as minor.

Liquidity risk

The Group's policy is to maintain sufficient cash and cash equivalents at any time to meet its present and future commitments. This is safeguarded by the reported total amount of the Group's cash and cash equivalents, which is further supported by a substantial amount of unused committed credit facility (€3.0 billion as of 31st December 2005). On a daily basis, EADS invests any surplus cash mainly in non-speculative highly liquid financial instruments, such as certificates of deposits, overnight deposits, commercial papers and other money market instruments which are generally short term.

Credit risk

EADS is exposed to credit risk to the extent of non-performance by either its customers (e.g., airlines) or its counterparts with regards to financial instruments. However, the Group has policies in place to avoid concentrations of credit risk and to ensure that credit risk is limited.

Cash transactions and derivative counterparts are limited to high credit quality financial institutions. For such financial transactions EADS has set up a credit limit system to actively manage and limit its credit risk exposure. This limit system assigns maximum exposure lines to counterparts of financial transactions, based at a minimum on their credit ratings as published by Standard & Poors, Moody's and Fitch IBCA. The respective limits are regularly monitored and updated.

Sales of products and services are made to customers after having conducted an appropriate internal credit risk assessment. In order to support product sales, primarily at Airbus and ATR, EADS may agree to participate in the financing of customers, on a case-by-case basis, directly or through guarantees provided to third parties. In determining the amount and terms of the financing transaction, Airbus and ATR take into account the airline's credit rating as well as risk factors specific to the intended operating environment of the aircraft and its expected future value. Market yields and current banking practices also serve to benchmark the financing terms offered to customers, including price.

b) Notional amounts

The contract or notional amounts of derivative financial instruments shown below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of the Group through its use of derivatives.

The notional amounts of foreign exchange derivative financial instruments are as follows, specified by year of expected maturity:

Year ended 31st December 2005	Remaining period			
(in €m)	not exceeding 1 year	1 year up to 5 years	more than 5 years	Total
Foreign Exchange Contracts:				
Net forward sales contracts	9,653	27,076	365	**37,094**
Structured USD forward:				
Purchased USD call options	119	573	0	**692**
Purchased USD put options	1,495	1,190	0	**2,685**
Written USD call options	1,495	1,190	0	**2,685**
FX swap contracts	625	0	117	**742**

Year ended 31st December 2004	Remaining period			
(in €m)	not exceeding 1 year	1 year up to 5 years	more than 5 years	Total
Foreign Exchange Contracts:				
Net forward sales contracts	7,780	19,829	1,277	**28,886**
Structured USD forward:				
Purchased USD call options	180	452	0	**632**
Purchased USD put options	180	452	0	**632**
Written USD call options	180	452	0	**632**
FX swap contracts	189	102	0	**291**

The notional amounts of interest rate contracts are as follows, specified by year of expected maturity:

Year ended 31st December 2005	Remaining period			
(in €m)	not exceeding 1 year	1 year up to 5 years	more than 5 years	Total
Interest Rate Contracts	105	1,504	2,921	**4,530**
Caps	0	1,000	0	**1,000**

Year ended 31st December 2004	Remaining period			
(in €m)	not exceeding 1 year	1 year up to 5 years	more than 5 years	Total
Interest Rate Contracts	30	298	2,818	**3,146**
Caps	0	1,000	0	**1,000**

c) Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and / or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors and the volume of financial instruments, the fair values presented herein may not be indicative of the amounts that the Group could realize in a current market environment.

The following interest rate curves are used in the determination of the fair value in respect of the financial instruments as of 31st December 2005 and 2004:

31st December 2005			
(Interest rate in %)	EUR	USD	GBP
6 months	2.61	4.68	4.54
1 year	2.84	4.83	4.53
5 years	3.21	4.87	4.53
10 years	3.45	4.96	4.46

31st December 2004			
(Interest rate in %)	EUR	USD	GBP
6 months	2.25	2.78	4.78
1 year	2.45	3.12	4.79
5 years	3.16	4.00	4.86
10 years	3.75	4.64	4.86

The carrying amounts and fair values of the Group's major financial instruments are as follows:

	31st December			
	2005		2004	
(in €m)	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivative Financial Instruments				
Assets:				
Non-current securities	1,011	1,011	466	466
Current portion of long-term financial assets	237	237	242	242
Current securities	29	29	0	0
Cash and cash equivalents	9,546	9,546	8,718	8,718
Liabilities:				
Financial liabilities (long-term and short-term)	5,097	5,381	5,223	5,508
Derivative Financial Instruments				
Currency contracts with positive fair values	3,913	3,913	8,925	8,925
Currency contracts with negative fair values	(749)	(749)	(95)	(95)
Interest rate contracts with positive fair values	40	40	23	23
Interest rate contracts with negative fair values	(151)	(151)	(86)	(86)
Embedded foreign currency derivatives with (negative) positive fair values	(21)	(21)	86	86

The fair value of financial liabilities as of 31st December 2005 has been estimated including all future interest payments and also reflects the interest rate as stated in the tables above.

The European governments refundable advances of €5,293 million (in 2004: €5,119 million) are measured at amortized cost; a fair value can not be measured reliably due to their risk sharing nature and uncertainty about the repayment dates.

The development of the foreign exchange rate hedging instruments recognised in AOCI is as of 31st December 2005 and 2004 as follows (for previous year figures adjustments please refer to Note 2 "Summary of significant accounting policies" - IAS 32 "Financial Instruments"):

(in €m)	Equity attributable to the equity holders of the parent
1st January 2004	**5,037**
Unrealized gains and losses from valuations, net of tax	1,986
Transferred to profit or loss for the period, net of tax	(1,376)
Changes in fair values of hedging instruments recorded in AOCI, net of tax	610
31st December 2004 / 1st January 2005	**5,647**
Unrealized gains and losses from valuations, net of tax	(2,476)
Transferred to profit or loss for the period, net of tax	(1,209)
Changes in fair values of hedging instruments recorded in AOCI, net of tax	(3,685)
31st December 2005	**1,962**

Financial Assets and Liabilities – Fair values are based on estimates using various valuations techniques, such as present value of future cash flows. However, methods and assumptions followed to disclose data presented herein are inherently judgmental and involve various limitations like estimates as of 31st December 2005 and 2004, which are not necessarily indicative of the amounts that the Company would record upon further disposal / termination of the financial instruments.

The methodologies used are as follows:

Short-term investments, cash, short-term loans, suppliers – The carrying amounts reflected in the annual accounts are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and its expected realization.

Long-term debt; short-term debt – Neither long term nor short term debt is classified as liabilities held for trading and as such accounted for at amortised cost.

Securities – The fair value of securities included in available-for-sale investments is estimated by reference to their quoted market price at the balance sheet date. If a quoted market price is not available, fair value is determined on the basis of generally accepted valuation methods on the basis of market information available at the reporting date.

Currency and Interest Rate Contracts – The fair value of these instruments is the estimated amount that the Company would receive or pay to settle the related agreements as of 31st December 2005 and 2004.

31. Share-based Payment

a) Stock Option Plans

Based on the authorization given to it by the shareholders' meetings (see dates below), the Group's Board of Directors approved (see dates below) stock option plans in 2005, 2004, 2003, 2002, 2001 and 2000. These plans provide to the members of the Executive Committee as well as to the Group's senior management the grant of options for the purchase of EADS shares.

For the 2005 stock option plan, analogous to all of EADS' previous existing stock option plans, the granted exercise price was exceeding the share price at grant date.

In 2005, compensation expense for Stock Option Plans was recognised with an amount of €24 million (2004: €12 million). The Fair Value of one Option granted under the plan was €7.27 as of grant date.

The following major input parameters where used in order to calculate the fair value of the stock options granted:

Input parameters for the Black Scholes Option Pricing Model

	SOP 2005	SOP 2004	SOP 2003
Share price (€)	32.79	22.83	14.75
Exercise price (€)	33.91	24.32	15.65
Risk-free interest rate (%)	3.24	3.35	3.58
Expected volatility (%)	24.8	27.0	27.0
Estimated option life (years)	5.5	5.5	5.5

EADS uses the historical volatilities of its share price as an indicator to estimate the volatility of its stock options granted. To test whether those historical volatilities sufficiently approximate expected future volatilities, they are compared to the implied volatilities of EADS options, which are traded at the market as of grant date. Such options typically have a shorter life of up to two years. In case of only minor differences between the historical volatilities and the implied volatilities, EADS uses historical volatilities as input parameters to the Black Scholes Option Pricing Model (please refer to Note 2 "Summary of significant accounting policies"). For valuation purposes performance criteria are considered to be met.

The estimated option life of 5.5 years is based on historical experience and incorporates the effect of expected early exercises.

The principal characteristics of these options are summarized in the tables below:

	First Tranche	Second Tranche	Third Tranche
Date of shareholders' Meeting	24th May 2000	24th May 2000	10th May 2001
Date of Board of Directors meeting (grant date)	26th May 2000	26th October 2000	12th July 2001
Number of options granted	5,324,884	240,000	8,524,250
Number of options outstanding	2,440,381	104,350	5,288,723
Total number of eligible employees	850	34	1,650
Exercise date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each Annual General Meeting of Shareholders or the date of announcement of annual or semi-annual results or quarterly figures.		
Expiry date	Tenth anniversary of the date of the grant of the option		
Conversion right	One option for one share		
Vested	100%	100%	100%
Exercise Price	€20.90	€20.90	€24.66
Exercise Price Conditions	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant
Number of exercised options	2,179,019	119,650	2,069,027

	Fourth Tranche	Fifth Tranche	Sixth Tranche
Date of shareholders' Meeting	10th May 2001	6th May 2003	6th May 2003
Date of Board of Directors meeting (grant date)	9th August 2002	10th October 2003	8th October 2004
Number of options granted	7,276,700	7,563,980	7,777,280
Number of options outstanding	4,359,189	6,493,005	7,699,060
Total number of eligible employees	1,562	1,491	1,495
Exercise date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each Annual General Meeting of Shareholders or the date of announcement of annual or semi-annual results or quarterly figures. As regards to the sixth tranche, part of the options granted to the top EADS Executives are performance related.		
Expiry date	Tenth anniversary of the date of the grant of the option		
Conversion right	One option for one share		
Vested	100%	50%	0%
Exercise price	€16.96	€15.65	€24.32
Exercise price conditions	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant	110% of fair market value of the shares at the date of grant
Number of exercised options	2,672,036	885,125	0

	Seventh Tranche
Date of shareholders' Meeting	11th May 2005
Date of Board of Directors meeting (grant date)	9th December 2005
Number of options granted	7,981,760
Number of options outstanding	7,981,760
Total number of eligible employees	1,608
Exercise date	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options; moreover, the options may not be exercised during a period of 3 weeks preceding each Annual General Meeting of Shareholders or the date of announcement of annual or semi-annual results or quarterly figures. As regards to the seventh tranche, part of the options granted to the top EADS Executives are performance related.
Expiry date	Tenth anniversary of the date of the grant of the option
Conversion right	One option for one share
Vested	0%
Exercise price	€33.91
Exercise price conditions	110% of fair market value of the shares at the date of grant
Number of exercised options	0

The following table summarizes the development of the number of stock options:

First & Second Tranches	Number of Options				
	Options granted	Balance at 1st January	Exercised	Forfeited	Balance at 31st December
2000	5,564,884	-	-	(189,484)	5,375,400
2001	-	5,375,400	-	-	5,375,400
2002	-	5,375,400	-	-	5,375,400
2003	-	5,375,400	-	(75,000)	5,300,400
2004	-	5,300,400	(90,500)	(336,000)	4,873,900
2005	-	4,873,900	(2,208,169)	(121,000)	2,544,731

Third Tranche	Number of Options				
	Options granted	Balance at 1st January	Exercised	Forfeited	Balance at 31st December
2001	8,524,250	-	-	(597,825)	7,926,425
2002	-	7,926,425	-	-	7,926,425
2003	-	7,926,425	-	(107,700)	7,818,725
2004	-	7,818,725	-	(328,500)	7,490,225
2005	-	7,490,225	(2,069,027)	(132,475)	5,288,723

Fourth Tranche	Number of Options				
	Options granted	Balance at 1st January	Exercised	Forfeited	Balance at 31st December
2002	7,276,700	-	-	(600)	7,276,100
2003	-	7,276,100	-	(70,125)	7,205,975
2004	-	7,205,975	(262,647)	(165,500)	6,777,828
2005	-	6,777,828	(2,409,389)	(9,250)	4,359,189

Fifth Tranche	Number of Options				
	Options granted	Balance at 1st January	Exercised	Forfeited	Balance at 31st December
2003	7,563,980	-	-	-	7,563,980
2004	-	7,563,980	(9,600)	(97,940)	7,456,440
2005	-	7,456,440	(875,525)	(87,910)	6,493,005

Sixth Tranche	Number of Options				
	Options granted	Balance at 1st January	Exercised	Forfeited	Balance at 31st December
2004	7,777,280	-	-	-	7,777,280
2005	-	7,777,280	-	(78,220)	7,699,060

Seventh Tranche	Number of Options				
	Options granted	Balance at 1st January	Exercised	Forfeited	Balance at 31st December
2005	7,981,760	-	-	-	7,981,760
Total	**44,688,854**	**-**	**(7,924,857)**	**(2,397,529)**	**34,366,468**

b) Employee Stock Ownership Plan (ESOP)

In 2005, the Board of Directors approved an additional ESOP following five ESOPs established in 2004, 2003, 2002, 2001 and in 2000. For the 2005 ESOP, eligible employees were able to purchase a maximum of 500 shares per employee of previously unissued shares. The offer was broken down into two tranches which were available for all employees to choose. The subscription price for tranche A was €18.86. The subscription price for tranche B was the higher of the subscription price for tranche A or 80% of the average opening market price for EADS shares on the Paris stock exchange over the twenty trading days preceding 3rd June 2005 resulting in a subscription price of €18.86.

During a lockup period of at least one year under tranche A or five years under tranche B, employees are restricted from selling the shares, but have the right to receive all dividends paid as well as have the ability to vote at the annual shareholder meetings. EADS sold 1,938,309 ordinary shares with a nominal value of €1.00 under both tranches. Compensation expense was recognised in connection with the ESOP 2005 of €9 million.

32. Related party transactions

Related parties – The Group has entered into various transactions with related companies in 2005, 2004 and 2003 that have all been carried out in the normal course of business. As is the Group's policy, all related party transactions have to be carried out at arm's length. Transactions with related parties include the French State, DaimlerChrysler, Lagardère, and SEPI (Spanish State). Except for the transactions with the French State the transactions are not considered material to the Group either individually or in the aggregate. The transactions with the French State include mainly sales from the Eurocopter, Defence & Security Systems, and Space divisions.

Remuneration – Remuneration and related compensation costs of all of the members of the Board of Directors and former Directors amounted to €10 million for the period ended 31st December 2005 (in 2004: €9 million). These amounts do not comprise the amounts allocated in 2005 to the former CEOs under the terms of their employment contracts as termination packages (€2.55 million each, i.e. 18 months of total target income) as well as the estimated cost of stock-based compensation of Directors.

EADS has not provided any loans to / advances to / guarantees on behalf of Directors or former Directors.

In 2005, total remuneration of EADS Executive Committee members in office as at 31st December 2005 (therefore excluding former Executive Committee members, but including those Executive Board Directors who are also Executive Committee members) amounted to €13 million. Additionally, stock options granted in 2005 for this group of managers represented 960,000 options.

The Executive Committee members have pension promises as part of their employment agreements. The general policy is to give them annual pension of 50% of their annual base salary after five years in the Executive Committee of EADS at the age of 60 to 65. In case of the CEOs, the retirement age is 60. This obligation increases to 60% after ten years of service in the EADS Executive Committee.

For the Executive Committee members, the cumulative amount of current service cost and interest cost related to their benefit obligation accounted for during fiscal year 2005 represented an expense of €3 million.

The Executive Committee members are furthermore entitled to a termination package when they leave the Company as a result of a decision of the Company. The employment contracts for the Executive Committee members are concluded for an indefinite term with an indemnity of up to a maximum of 24 months of their target income. The maximum 24 months indemnity can be reduced prorata depending on the age of departure.

Executive Committee members are also entitled to a company car.

33. Investment property

The Group owns investment property, that is leased to third parties. For the purposes of IAS 40 "Investment property" the fair values have been determined by using market based multipliers for estimated rental income or using available market prices.

Buildings held as investment property are depreciated on a linear basis over their useful life up to 20 years. The values assigned to investment property are as follows:

(in €m)	Historical cost	Accumulated depreciation 31st December 2004	Book value 31st December 2004	Transfer Historical cost	Depreciation Amortisation	Transfer Accumulated depreciation	Accumulated depreciation 31st December 2005	Net at 31st December 2005
Book value of Investment property	251	(92)	159	2	(18)	(9)	(119)	134

As of 31st December 2005, the fair value of the Group's investment property amounts to €134 million. Related rental income in 2005 is €15 million with direct operating expenses amounting to €8 million.

Included in the depreciation is an impairment charge of €8 million recognised in Cost of Sales.

34. Interest in joint ventures

The Group's principal investments in joint ventures and the proportion of ownership are included in Appendix "Information on principal investments". Joint ventures are consolidated for using the proportionate method.

The following amounts represent the Group's aggregate share of the assets and liabilities and income and expenses of the significant joint ventures (MBDA and ATR):

(in €m)	2005	2004
Non current assets	680	653
Current assets	3,379	3,768
Non current liabilities	361	353
Current liabilities	3,162	3,651
Revenues	1,828	1,732
Profit for the period	121	99

35. Earnings per share

The profit for the period attributable to equity holders of the parent (Net income) for 2004 and 2003 was adjusted due to retrospective application of IFRS 2 "Share-based Payment" amounting to €(12) million in 2004 (in 2003: €0 million) and IAS 32 "Financial Instruments: Disclosure and Presentation" (revised 2004) in 2004 with an amount of €185 million (in 2003: €54 million).

Basic earnings per share – Basic earnings per share are calculated by dividing profit for the period attributable to equity holders of the parent (Net income) by the weighted average number of issued ordinary shares during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	2005	2004	2003
Profit for the period attributable to equity holders of the parent (Net income)	€1,676 million	€1,203 million	€206 million
Weighted average number of ordinary shares	794,734,220	801,035,035	800,957,248
Basic earnings per share	€2.11	€1.50	€0.26
Thereof effect from the initial application of IAS 32 (revised) "Liability for puttable instruments"	*€0.36*	*€0.23*	*€0.07*
Thereof effect from the initial application of IFRS 2 "Share-based payment"	*€(0.04)*	*€(0.02)*	*€0*

Diluted earnings per share – For the calculation of the diluted earnings per share, the weighted average number of ordinary shares is adjusted to assume conversion of all potential ordinary shares. The Group's only category of dilutive potential ordinary shares is stock options. In 2005, the average share price of EADS exceeded the exercise price of the stock options under the 1st, 2nd, 3rd, 4th, 5th, and 6th stock option plan (in 2004: 4th and 5th stock option plan). Hence, 5,482,133 shares (2004: 3,047,837 shares) were considered in the calculation of diluted earnings per share. In 2003, there was no dilution impact of shares under all existing stock option plans. As a consequence, the weighted average number of shares outstanding was the same for both basic and diluted earnings per share.

	2005	2004	2003
Profit for the period attributable to equity holders of the parent (Net income)	€1,676 million	€1,203 million	€206 million
Weighted average number of ordinary shares	800,216,353	804,082,872	800,957,248
Diluted earnings per share	€2.09	€1.50	€0.26
Thereof effect from the initial application of IAS 32 (revised) "Liability for puttable instruments"	*€0.36*	*€0.23*	*€0.07*
Thereof effect from the initial application of IFRS 2 "Share-based payment"	*€(0.04)*	*€(0.01)*	*€0*

36. Number of Employees

The number of employees at 31st December 2005 is 113,210 as compared to 110,662 at 31st December 2004.

37. Events after the balance sheet date

On 7th March 2006 Airbus published the decision to progressively phase out the final assembly line of the wide body program (A300 / A310). It is intended that the last A300-600 aircraft on order will be handed over in July 2007. In 2005 Airbus delivered nine A300 aircraft to customers. Employees involved in the production of wide body aircraft will be transferred to other Airbus aircraft programs. EADS estimates the impact on its financial position and result to be not material.

On 28th February 2006 the integration of LFK GmbH into the European missile systems group MBDA has received clearance from the European Commission and the German Ministry of Economics and Technology. The legal formalities allowing this operation have been successfully completed. LFK achieves together with its subsidiary companies with approximately 1,100 employees an annual turnover of approximately €400 million. MBDA is jointly owned by BAE Systems (37.5%), EADS (37.5%) and Finmeccanica (25%).

On 30th December 2005, ThyssenKrupp Technologies and EADS have signed an agreement with BAE Systems on the joint acquisition of Atlas Elektronik, Bremen. In accordance with the agreement, ThyssenKrupp Technologies will hold 60 percent of Atlas and EADS 40 percent. The acquisition will be completed in 2006 as soon as the relevant supervisory boards and the relevant antitrust authorities have given their go-aheads. With a workforce of 1,750, Atlas Elektronik is a company for electronics and systems and specializes in equipment and systems for naval forces.

The financial statements have been authorized for issuance by the Board of Directors on 7th March 2006.

Appendix: Information on principal investments - Consolidation Scope

	2005	%	2004	%	Company	Head office
Airbus						
	F	80.00	F	80.00	128829 Canada Inc.	Canada
	F	80.00	F	80.00	A 320 Financing limited	Ireland
			F	80.00	AA Credit Aircraft Leasing Limited	Isle of Man
	F	80.00	F	80.00	AFS (Cayman) Ltd	Ireland
	F	80.00	F	80.00	AFS Cayman 11 Limited	Cayman Isle
	F	80.00	F	80.00	AFS Cayman Aerospace Limited	Ireland
	F	80.00	F	80.00	AFS USA 1 inc	USA
	F	80.00	F	80.00	AI leasing Inc.	USA
	F	80.00	F	80.00	AI Participations S.A.R.L.	Blagnac (France)
	F	80.00	F	80.00	AIFI LLC	Isle of Man
	F	80.00	F	80.00	AIFS (Cayman) ltd.	Cayman Isle
	F	80.00	F	80.00	AIFS Cayman Liquidity ltd.	Cayman Isle
	F	80.00	F	80.00	AIFS Leasing Company Limited	Ireland
	F	80.00	F	80.00	AINA Inc.	USA
	F	80.00	F	80.00	Airbus China limited	Hong Kong
	F	80.00	F	80.00	Airbus Deutschland GmbH	Hamburg (Germany)
	F	80.00	F	80.00	Airbus Espana SL	Madrid (Spain)
	F	80.00	F	80.00	Airbus Finance Company Ltd	Dublin (Ireland)
	F	80.00	F	80.00	Airbus Financial Service Holdings B.V.	Netherlands
	F	80.00	F	80.00	Airbus Financial Service Holdings ltd.	Ireland
	F	80.00	F	80.00	Airbus Financial Service ltd.	Ireland
	F	80.00	F	80.00	Airbus France S.A.S	Toulouse (France)
	F	80.00	F	80.00	Airbus Holding S.A.	France
	F	80.00	F	80.00	Airbus Invest	Toulouse (France)
	F	80.00	F	80.00	Airbus North America engineering (former Wichita)	USA
	F	80.00	F	80.00	Airbus North American Holdings Inc. (AINA)	USA
	F	80.00	F	80.00	Airbus S.A.S	Toulouse (France)
	F	80.00	F	80.00	Airbus Service Company Inc. (ASCO)	USA
	F	80.00	F	80.00	Airbus Transport International S.N.C. (ATI)	Blagnac (France)
	F	80.00			Airbus Treasury Company	Ireland
	F	80.00	F	80.00	Airbus UK Limited	UK
			F	80.00	Aircabin GmbH	Laupheim (Germany)
	E	16.00	E	16.00	Alexandra Bail G.I.E	France
	F	80.00	F	80.00	Avaio Aerospace Limited	Ireland
	F	80.00	F	80.00	Avaio Aviation Limited	Ireland
	F	80.00	F	80.00	Avaio International Limited	Ireland
	F	80.00	F	80.00	Avaio Leasing Limited	Ireland
	F	80.00	F	80.00	Avaio Limited	Isle of Man
	F	80.00	F	80.00	Aviateur Aerospace Limited	Ireland

F: Fully consolidated P: Proportionate E: Equity method

The stated percentage of ownership is related to the respective parent company.

2005	%	2004	%	Company	Head office
F	80.00	F	80.00	Aviateur Eastern Limited	Ireland
F	80.00	F	80.00	Aviateur Finance Limited	Ireland
F	80.00	F	80.00	Aviateur International Limited	Ireland
F	80.00	F	80.00	Aviateur Leasing Limited	Ireland
F	80.00	F	80.00	Aviateur Limited	Ireland
E	26.40	E	26.40	Avion Capital Limited	Ireland
F	80.00	F	80.00	Avion Finance Limited	Ireland
F	80.00			AVSA Canada Inc.	Canada
F	80.00	F	80.00	AVSA SARL	Blagnac (France)
		F	80.00	KID-Systeme GmbH	Buxtehude (Germany)
F	80.00	F	80.00	Norbus	USA
F	80.00	F	80.00	Star Real Estate SAS	Boulogne (France)
F	80.00	F	80.00	Total Airline Service Company	United Arab Emirates
Additionally consolidated are 46 SPEs.					
Military Transport Aircraft					
F	76.12	F	76.12	Airbus Military S.L.	Madrid (Spain)
F	100.00	F	100.00	EADS CASA North America Inc	Chantilly / Virginia (USA)
F	100.00	F	100.00	EADS CASA S.A. (Unit: EADS CASA Military Transport Aircraft)	Madrid (Spain)
F	76.41	F	75.00	EADS PZL "WARSZAWA-OKECIE" S.A.	Warsaw (Poland)
Eurocopter					
F	100.00	F	100.00	American Eurocopter Corp.	Dallas, Texas (USA)
F	60.00	F	60.00	American Eurocopter LLC	Dallas, Texas (USA)
F	75.00	F	75.00	Eurocopter South East Asia Pte. Ltd.	Singapore (Singapore)
F	100.00	F	100.00	Eurocopter Canada Ltd.	Ontario (Canada)
F	100.00	F	100.00	Eurocopter Deutschland GmbH	Donauwörth (Germany)
F	100.00	F	100.00	Eurocopter España S.A.	Madrid (Spain)
F	100.00	F	100.00	Eurocopter Holding S.A.	Paris (France)
F	100.00	F	100.00	Eurocopter S.A.S.	Marignane (France)
F	76.52	F	76.52	Helibras - Helicopteros do Brasil S.A.	Itajuba (Brazil)
F	100.00			Australian Aerospace Ltd.	Bankstown (Australia)
F	100.00			EIP Holding Pty. Ltd.	Bankstown (Australia)
F	100.00			AA New Zealand Pty. Ltd.	Bankstown (Australia)
F	100.00			AA military maintenance Pty. Ltd.	Brisbane (Australia)
Defence & Security Systems					
F	100.00	F	100.00	Aircraft Services Lemwerder GmbH	Lemwerder (Germany)
P	37.50	P	37.50	ALKAN	Valenton (France)
F	100.00	F	100.00	Apsys	France
F	55.00	F	55.00	Aviation Defense Service S.A.	Saint-Gilles (France)
P	50.00	P	50.00	Bayern-Chemie Gesellschaft für flugchemische Antriebe mbH	Aschau / Inn (Germany)
F	100.00	F	100.00	Defense Security Systems Solutions Inc. (in 2004: ARC)	San Antonio, Texas (USA)
F	100.00			Dornier Consulting GmbH	Friedrichshafen (Germany)

F: Fully consolidated P: Proportionate E: Equity method

The stated percentage of ownership is related to the respective parent company.

2005	%	2004	%	Company	Head office
F	100.00	F	100.00	Dornier Flugzeugwerft GmbH	Friedrichshafen (Germany)
F	100.00	F	100.00	EADS CASA S.A. (Unit: Military Aircraft)	Madrid (Spain)
F	100.00	F	100.00	EADS CASA S.A. (Unit: Operations Service)	Madrid (Spain)
F	100.00	F	100.00	EADS Defence & Security Systems Limited - Holding (in 2004: EADS Telecom UK Ltd.)	Newport, Wales (UK)
F	100.00	F	100.00	EADS Defence & Security Systems Limited (in 2004: Cogent Defence & Security Networks)	Newport, Wales (UK)
F	100.00	F	100.00	EADS Defence & Security Systems S.A.	Velizy (France)
F	100.00	F	100.00	EADS Deutschland GmbH - Dornier Services	Friedrichshafen (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH - Dornier Verteidigung und Zivile Systeme	Friedrichshafen (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH - Military Aircraft TB 51	Munich (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH – VA (Restaktivitäten)	Unterschleißheim (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH – Verteidigung und Zivile Systeme	Ulm (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH (Unit: Operations Services)	Unterschleißheim (Germany)
F	100.00			EADS North America Defense Company	Wilmington, Delaware (USA)
F	100.00	F	100.00	EADS Operations & Services UK	Yeovil, Somerset (UK)
F	100.00	F	100.00	EADS Secure Networks SAS (in 2004: EADS Telecom SAS)	Bois-d'Arcy (France)
F	100.00			EADS Secure Networks Oy	Helsinki (Finland)
F	100.00	F	100.00	EADS Services	Boulogne (France)
F	100.00	F	100.00	EADS System & Defence Electronics Belgium	Oostkamp (Belgium)
		F	100.00	EADS Telecom Benelux	Bruxelles (Belgium)
		F	100.00	EADS Telecom Danmark	Copenhague (Denmark)
F	100.00	F	100.00	EADS Telecom Deutschland GmbH	Ulm (Germany)
F	100.00	F	100.00	EADS Telecom Deutschland GmbH	Unterschleißheim (Germany)
F	100.00	F	100.00	EADS Telecom Espana	Madrid (Spain)
		F	100.00	EADS Telecom Federal Systems Division	San Antonio, Texas (USA)
		F	100.00	EADS Telecom Inc	Dallas, Texas (USA)
F	100.00	F	100.00	EADS Telecom Mexico S.A. de CV	Mexico DF (Mexico)
		F	98.95	EADS Telecom North America Inc	Dallas, Texas (USA)
		F	100.00	EADS Telecom Spa	Milan (Italy)
E	30.00			ESG Elektroniksystem- und Logistikgesellschaft	Munich (Germany)
F	100.00	F	100.00	EUROBRIDGE Mobile Brücken GmbH	Friedrichshafen (Germany)
F	100.00	F	100.00	Ewation GmbH	Ulm (Germany)
F	100.00	F	100.00	Fairchild Controls Corporation	Frederick, Maryland (USA)
F	100.00	F	100.00	FmElo Elektronik- und Luftfahrtgeräte GmbH	Ulm (Germany)
		P	50.00	Forges de Zeebrugge S.A.	Herstal-Liege (Belgium)
F	100.00	F	100.00	Germantown Holding Company	Frederick, Maryland (USA)
F	100.00	F	100.00	Gesellschaft für Flugzieldarstellung mbH	Hohn (Germany)
F	100.00	F	100.00	Hagenuk Marinekommunikation GmbH	Flintbek (Germany)
		F	98.95	Intecom Holding ULC	Dallas, Texas (USA)

F: Fully consolidated P: Proportionate E: Equity method

The stated percentage of ownership is related to the respective parent company.

2005	%	2004	%	Company	Head office
F	100.00			Integrated Defense Systems NA	Wilmington, Delaware (USA)
F	81.25	F	81.25	LFK - Lenkflugkörpersysteme GmbH	Unterschleißheim (Germany)
		F	100.00	LFK Objekt Nabern GmbH & Co.KG	Unterschleißheim (Germany)
		F	100.00	M.C.N. SAT HOLDING	Velizy (France)
F	100.00	F	100.00	M.P. 13	Paris (France)
P	50.00	P	50.00	Maîtrise d'Oeuvre SyStème	Issy-les-Moulineaux (France)
F	100.00	F	100.00	Manhattan Beach Holdings Co.	Frederick, Maryland (USA)
P	37.50	P	37.50	Marconi Overside Ldt.	Chelmsford (UK)
F	100.00	F	100.00	Matra Aerospace Inc.	Frederick, Maryland (USA)
F	100.00	F	100.00	Matra Défense	Velizy (France)
P	37.50	P	37.50	Matra Electronique	La Croix-Saint-Ouen (France)
F	100.00	F	100.00	Matra Holding GmbH	Frankfurt (Germany)
P	37.50	P	37.50	MBDA France	Velizy (France)
P	37.50	P	37.50	MBDA Holding	Velizy (France)
P	37.50	P	37.50	MBDA Inc	Westlake, CA (USA)
P	37.50	P	37.50	MBDA Italy SpA	Roma (Italy)
P	37.50	P	37.50	MBDA M S.A.	Chatillon-sur-Bagneux (France)
P	37.50	P	37.50	MBDA SAS	Velizy (France)
P	37.50	P	37.50	MBDA Services	Velizy (France)
P	37.50	P	37.50	MBDA Treasury	Jersey (UK)
P	37.50	P	37.50	MBDA UK Ltd.	Stevenage, Herts (UK)
F	80.00	F	80.00	Pentastar Holding	Paris (France)
F	100.00	F	100.00	Proj2	Paris (France)
P	50.00	P	50.00	Propulsion Tactique S.A.	La Ferté-Saint-Aubin (France)
		F	98.95	Pyderion Contact Technologies Inc.	Dallas, Texas (USA)
F	100.00	F	100.00	Racal Instruments U.S.	San Antonio, Texas (USA)
F	100.00	F	100.00	Racal Instruments UK	Wimborne, Dorset (UK)
E	33.00	E	33.00	Reutech Radar Systems (Pty) Ltd.	Stellenbosch (South Africa)
E	18.75	E	18.75	Roxel	Saint-Médard-en-Jalles (France)
F	100.00	F	100.00	Sycomore S.A.	Boulogne-Billancourt (France)
F	100.00			Talon Instruments	San Dimas, CA (USA)
F	67.00	F	67.00	TAURUS Systems GmbH	Schrobenhausen (Germany)
		P	50.00	TDA - Armements S.A.S.	La Ferté-Saint-Aubin (France)
F	98.00	F	98.00	TDW- Ges. für verteidigungstechnische Wirksysteme GmbH	Schrobenhausen (Germany)
E	25.00	E	25.00	Telefunken Radio Communication Systems GmbH & Co. KG	Ulm (Germany)
F	100.00	F	100.00	Test & Services France (in 2004: International Test & Services)	Velizy (France)
F	99.99	F	99.99	Test & Services North America	Wilmington, Delaware (USA)
F	100.00	F	100.00	TYX Corp.	Reston, VA (USA)
E	50.00	E	50.00	United Monolithic Semiconductors France SAS	Orsay (France)
E	50.00	E	50.00	United Monolithic Semiconductors Holding	Orsay (France)
E	50.00	E	50.00	United Monolithics Semiconductor GmbH	Ulm (Germany)

F: Fully consolidated P: Proportionate E: Equity method

The stated percentage of ownership is related to the respective parent company.

2005	%	2004	%	Company	Head office
F	90.00	F	90.00	UTE CASA A.I.S.A.	Madrid (Spain)
Space					
F	100.00	F	100.00	Computadoras, Redes e Ingenieria S.A. (CRISA)	Madrid (Spain)
F	100.00	F	100.00	EADS Astrium GmbH	Munich (Germany)
F	100.00	F	100.00	EADS Astrium Jersey Ltd.	Jersey (UK)
F	100.00	F	100.00	EADS Astrium Ltd.	Stevenage (UK)
F	100.00	F	100.00	EADS Astrium N.V.	The Hague (Netherlands)
F	100.00	F	100.00	EADS Astrium SAS	Toulouse (France)
F	100.00	F	100.00	EADS CASA Espacio S.L.	Madrid (Spain)
F	100.00	F	100.00	EADS Deutschland GmbH – Space Services	Munich (Germany)
		F	68.40	EADS Dornier Raumfahrt Holding GmbH	Munich (Germany)
F	100.00	F	100.00	EADS Space B.V.	Amsterdam (Netherlands)
F	100.00	F	100.00	EADS Space Management & Services SAS	Paris (France)
F	100.00	F	100.00	EADS Space Transportation (Holding) SAS	Paris (France)
F	100.00	F	100.00	EADS Space Transportation GmbH	Munich (Germany)
F	100.00	F	100.00	EADS Space Transportation N.V.	Amsterdam (Netherlands)
F	100.00	F	100.00	EADS Space Transportation SAS	Les Mureaux (France)
		F	100.00	Global DASA LLC	New York (USA)
F	100.00	F	100.00	Infoterra GmbH	Friedrichshafen (Germany)
F	100.00	F	100.00	Infoterra Ltd.	Southwood (UK)
F	100.00	F	100.00	Matra Marconi Space UK Ltd.	Stevenage (UK)
F	100.00	F	100.00	MMS Systems Ltd	Stevenage (UK)
E	47.40	E	47.40	Nahuelsat S.A.	Buenos Aires (Argentina)
F	100.00	F	100.00	Paradigm Secure Communications (Holding) Ltd.	Stevenage (UK)
F	100.00	F	100.00	Paradigm Secure Communications Ltd.	Stevenage (UK)
F	100.00	F	100.00	Paradigm Services Ltd.	Stevenage (UK)
F	100.00	F	100.00	TESAT-Spacecom Geschäftsführung GmbH	Backnang (Germany)
F	100.00	F	100.00	TESAT-Spacecom GmbH & Co. KG	Backnang (Germany)
Other Businesses					
F	80.00	F	80.00	Aerobail GIE	Paris (France)
P	50.00	P	50.00	ATR Eastern Support	Singapore (Singapore)
P	50.00	P	50.00	ATR GIE	Toulouse (France)
P	50.00	P	50.00	ATR International SARL	Toulouse (France)
P	50.00	P	50.00	ATR North America Inc.	Washington D.C. (USA)
P	50.00	P	50.00	ATR Training Center SARL	Toulouse (France)
P	50.00	P	50.00	ATRiam Capital Ltd.	Dublin (Irland)
F	50.10	F	50.10	Composites Aquitaine S.A.	Salaunes (France)
F	50.00	F	50.00	Composites Atlantic Ltd.	Halifax (Canada)
F	88.00	F	88.00	EADS Aeroframe services LLC	Lake Charles, Louisiana (USA)
F	100.00	F	100.00	EADS ATR S.A.	Toulouse (France)
		F	100.00	EADS EFW Beteiligungs- und Verwaltungsgesellschaft GmbH	Munich (Germany)
E	49.99	E	49.99	EADS Revima APU S.A.	Caudebec-en-Caux (France)

F: Fully consolidated P: Proportionate E: Equity method

The stated percentage of ownership is related to the respective parent company.

2005	%	2004	%	Company	Head office
F	100.00	F	100.00	EADS Revima S.A.	Tremblay-en-France (France)
F	100.00	F	100.00	EADS Seca S.A.	Le Bourget (France)
F	100.00	F	100.00	EADS Socata S.A.	Le Bourget (France)
F	100.00	F	100.00	EADS Sogerma S.A.	Mérignac (France)
F	50.10	F	50.10	EADS Sogerma Tunisie	Monastir (Tunisia)
F	100.00	F	100.00	Elbe Flugzeugwerke GmbH	Dresden (Germany)
F	100.00	F	100.00	Maroc Aviation S.A.	Casablanca (Morocco)
F	100.00	F	100.00	Noise Reduction Engineering B.C.	Washington D.C. (USA)
F	100.00	F	100.00	Socata Aircraft Inc.	Miami, Florida (USA)
F	100.00	F	100.00	Sogerma America Barfield B.C.	Miami, Florida (USA)
F	100.00	F	100.00	Sogerma Drawings S.A.	Mérignac (France)
Additionally consolidated are 23 SPCs.					
Headquarters					
F	100.00	F	100.00	Airbus Financial Company Holding B.V.	Dublin (Ireland)
F	75.00	F	75.00	DADC Luft- und Raumfahrt Beteiligungs AG	Munich (Germany)
E	46.30	E	46.22	Dassault Aero Service	(France)
E	46.30	E	46.22	Dassault Assurances Courtage	(France)
E	46.30	E	46.22	Dassault Aviation	Paris (France)
E	46.30	E	46.22	Dassault Falcon Jet	Teterboro N.J. (USA)
E	46.30	E	46.22	Dassault Falcon Service	Bonneuil-en-France
E	46.30	E	46.22	Dassault International (USA) Inc.	Paramus N.J. (USA)
E	46.30	E	46.22	Dassault Procurement Services Inc.	Paramus N.J. (USA)
E	46.30	E	46.22	Dassault-Reassurance	(France)
E	46.30	E	46.22	Dassault Sagem Tactical U A V	(France)
F	97.11	F	93.58	Dornier Zentrale	Friedrichshafen (Germany)
F	100.00	F	100.00	EADS CASA France	Paris (France)
F	100.00	F	100.00	EADS CASA S.A. (Headquarters)	Madrid (Spain)
F	100.00	F	100.00	EADS Deutschland GmbH – Zentrale	Munich (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH, FO – Forschung	Munich (Germany)
F	100.00	F	100.00	EADS Deutschland GmbH, LO – Liegenschaften OTN	Munich (Germany)
F	100.00	F	100.00	EADS Finance B.V.	Amsterdam (Netherlands)
F	100.00	F	100.00	EADS France	Paris (France)
F	100.00	F	100.00	EADS North America Inc.	Washington (USA)
		F	100.00	EADS Raumfahrt Beteiligungs GmbH	Ottobrunn (Germany)
F	100.00			EADS Dornier Raumfahrt Holding GmbH	Ottobrunn (Germany)
F	97.11	F	93.58	EADS Real Estate Dornier Grundstücke GmbH & Co. KG	Taufkirchen (Germany)
F	100.00			EADS Real Estate Objekt Nabern GmbH & Co. KG (in 2004: LFK Objekt Nabern GmbH & Co. KG)	Taufkirchen (Germany)
E	46.30	E	46.22	Sogitec Industries	Suresnes (France)

F: Fully consolidated P: Proportionate E: Equity method

The stated percentage of ownership is related to the respective parent company.

Auditors' Report on the Consolidated Financial Statements (IFRS)

Introduction

We have audited the accompanying consolidated financial statements which are part of the financial statements of European Aeronautic Defence and Space Company EADS N.V., Amsterdam, for the year 2005. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at 31st December 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore we have established to the extent of our competence that the report of the Board of Directors is consistent with the consolidated financial statements.

Rotterdam, March 7, 2006
KPMG Accountants N.V.
L.A. Blok

Amsterdam, March 7, 2006
Ernst & Young Accountants
M. van Dam

1.2.2 Company Financial Statements

Balance Sheet of the Company Financial Statements

(in €m)	Note	31st December 2005	2004
Assets			
Goodwill	2	4,354	4,354
Financial assets	2	11,638	13,944
Loans	2	1,740	695
Fixed assets		**17,732**	**18,993**
Receivables and other assets	3	3,959	2,248
Securities	4	846	304
Cash and cash equivalents	4	7,252	6,985
Non-fixed assets		**12,057**	**9,537**
Total assets		**29,789**	**28,530**
Liabilities and stockholders' equity			
Capital stock	5	818	810
General reserves	5	12,908	15,400
Stockholders' equity		**13,726**	**16,210**
Financial liabilities		357	309
Liability for puttable instruments	6	3,500	3,500
Other liabilities	7	12,206	8,511
Liabilities		**16,063**	**12,320**
Total liabilities and stockholders' equity		**29,789**	**28,530**

Income Statement of the Company Financial Statements

(in €m)	2005	2004
Income from investments	1,692	1,216
Other results	(16)	(13)
Net result	**1,676**	**1,203**

Notes to the Company Financial Statements

1.1 General

EADS N.V., having its legal seat in Amsterdam, the Netherlands, is engaged in the holding, coordinating and managing of participations or other interests in and to finance and assume liabilities, provide for security and / or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in the aeronautic, defence, space and / or communication industry or activities that are complementary, supportive or ancillary thereto.

The company financial statements are part of the 2005 financial statements of EADS N.V.

The description of the company's activities and the group structure, as included in the notes to the consolidated financial statements, also apply to the company financial statements. In accordance with article 402 Book 2 of the Dutch Civil Code the statement of income is presented in abbreviated form.

1.2 Principles for the measurement of assets and liabilities and the determination of the result

For setting the principles for the recognition and measurement of assets and liabilities and determination of the result for its company financial statements, EADS N.V. makes use of the option provided in section 2:362 (8) of the Netherlands Civil Code. As from 2005, the Netherlands Civil Code allows that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the company financial statements of EADS N.V. are the same as those applied for the consolidated EU-IFRS financial statements. These consolidated EU-IFRS financial statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the European Union (hereinafter referred to as EU-IFRS). Please see note 2 of the consolidated financial statements for a description of these principles. Participating interests, over which significant influence is exercised, are stated on the basis of the equity method.

The share in the result of participating interests consists of the share of EADS N.V. in the result of these participating interests. Results on transactions, where the transfer of assets and liabilities between EADS N.V. and its participating interests and mutually between participating interests themselves, are not incorporated insofar as they can be deemed to be unrealised.

1.3 Changes in accounting policies

As a result of the application of the accounting principles used in the consolidated financial statements to the company financial statements, EADS N.V. has implemented changes in accounting policies. These changes in accounting policies are the result of using the option in section 2:362 (8) of the Netherlands Civil Code: By making use of this option consistency is maintained between the consolidated and the company shareholders' equity.

The company financial statements were previously prepared in compliance with the principles for recognition and measurement of assets and liabilities and determination of the result referred to in Part 9, Book 2 of the Netherlands Civil Code (BW2). The changes in accounting policies, which are treated retrospectively, have had an effect on the shareholders' equity and the result. The impact on the shareholders' equity as at 31st December 2004 and on the net result 2004 is an increase of €543 million.

For the purposes of comparison, the comparative figures have been adjusted on the basis of the changed accounting principles.

The reconciliation summaries for the company balance sheet and profit and loss account, in which the effects of the changes in accounting policies are stated for each item of the financial statements, are included under sections 1.4 and 1.5.

1.4 Summary of the effect of changes in accounting policies on the balance sheet

The effect of the changed accounting policies in the company balance sheet is shown in the summary below.

31st December 2003					
	Principles for recognition and measurement of		Effect of changes to principles of recognition and measurement to IFRS		Principles for recognition and measurement
(in €m)	part 9, BW 2	IFRS 3	IAS 16	IAS 32	of IFRS
Financial Assets	9,647		(30)	2,530	12,147
Liability for puttable instruments				3,500	3,500
Stockholders' Equity	16,149		(30)	(970)	15,149

31st December 2004					
	Principles for recognition and measurement of		Effect of changes to principles of recognition and measurement to IFRS		Principles for recognition and measurement
(in €m)	part 9, BW 2	IFRS 3	IAS 16	IAS 32	of IFRS
Goodwill	4,091	263			4,354
Financial Assets	10,927	280	(30)	2,767	13,944
Liability for puttable instruments				3,500	3,500
Stockholders' Equity	16,430	543	(30)	(733)	16,210

1.4.1 Notes to the changes in accounting policies on the balance sheet

The reconciliation of the stockholders' equity is specified as follows:

EADS adopted IFRS 3 "Business Combination", revised; IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets" and applied these standards as of 1st January 2004 in the consolidated IFRS financial statements. As a consequence, goodwill was no longer amortized on a straight-line basis in the consolidated IFRS financial statements. Under Dutch law, goodwill was amortized on a straight-line basis over a period not exceeding 20 years. The impact of the reversal of the goodwill amortisation in 2004 on stockholders' equity as of December 2004 is an increase of €543 million.

As of 1st January, EADS applied the component approach as set out in the revised IAS 16. Under this approach foreseeable costs of major future servicing and major components to be replaced during the life-time of an item of property, plant and equipment are depreciated separately over their respective useful lives. Due to the application of IAS 16, the stockholders' equity decreased as of 31st December 2004 and 31st December 2003 by €30 million. For further information, please see Note 2 of the consolidated financial statements.

With the application of IAS 32 as of 1st January 2005 EADS recognizes under certain circumstances the exercise price of a written put option as liability rather than an equity instrument. Following IAS 8, the adoption of revised IAS 32 is treated as a change in accounting policy firstly effecting 31st December 2005 with corresponding adjustments to the prior periods presented. The application of IAS 32 had a negative impact on stockholders' equity as of December 2004 of €733 million and €970 million in the previous year. For further information, please see Note 2 of the consolidated financial statements.

1.5 Summary of the effect of changes in accounting policies on the income statement

The effect of the changed accounting principles on the company income statement for the 2004 financial year is shown in the following summary:

(in €m)	Principles for recognition and measurement of part 9, BW 2	Effect of changes to principles of recognition and measurement to IFRS IFRS 2	IFRS 3	IAS 16	IAS 32	Principles for recognition and measurement of IFRS
Income from investment	763	(12)	280		185	1,216
Other results	(276)		263			(13)
Net result	**487**	**(12)**	**543**		**185**	**1,203**

1.5.1 Notes to the changes in accounting policies on the income statement

The reconciliation of the net result for the financial year 2004 is specified as follows:

The impact of the revised accounting policy for share based payments in accordance with IFRS 2 is the recognition of an expense and a corresponding entry to equity for stock option plans and employee stockownership plans. In accordance with the transition rules EADS applied the Standard retrospectively. The corresponding amount in the year 2004 was €12 million. For further information please see note 2 of the consolidated financial statements.

The increase in the net result of €543 million due to the application of IFRS 3 relates to the reversal of the goodwill amortisation under Dutch GAAP in the 2004 company financial statements.

The adoption of the component approach as set out in revised IAS 16 had no impact on the net result in the 2004 company financial statements.

The net result 2004 increased by €185 million due to a prior year adjustment corresponding with the recognition of a written put option as a liability in accordance with the application of IAS 32.

2. Fixed assets

The movements in fixed assets are detailed as follows:

(in €m)	Goodwill	Financial Assets Participating Interests	Loans	Total
Balance at 31st December 2004	**4,354**	**13,944**	**695**	**18,993**
Additions			1,045	1,045
SOP / ESOP		33		33
Net income from investments		1,692	-	1,692
Fair value adjustments financial instruments / others		(3,594)		(3,594)
Dividends received		(437)		(437)
Balance at 31st December 2005	**4,354**	**11,638**	**1,740**	**17,732**

The fair value adjustments on financial instruments / others reflect mainly the impact in the other comprehensive income in the participating interests related to the application of IAS 39.

The loans are provided to affiliated companies.

3. Receivables and other assets

(in €m)	2005	2004
Receivables from affiliated companies	3,841	2,104
Receivables from related companies	26	42
Other assets	92	102
Total receivables and other assets	**3,959**	**2,248**

The receivables from affiliated companies include mainly receivables in connection with the cash pooling in EADS N.V.

All receivables and other assets mature within one year.

4. Securities, cash and cash equivalents

The securities comprise mainly available-for-sale securities.

Short term securities which are subject to an insignificant risk of changes in value are classified to line item “Cash and cash equivalents”.

5. Stockholders' equity

(in €m)	Capital stock	Share premium from contributions	Share premium from cash	Accumulated other comprehensive income	Treasury shares	Legal reserves	Retained earnings	Total equity
Balance at 31st December 2003	**813**	**8,459**	**858**	**7,474**	**(187)**	**373**	**(2,641)**	**15,149**
Capital increase	2		41					43
Net income							1,203	1,203
ESOP / SOP IFRS 2							12	12
Cash distribution			(320)					(320)
Transfer to legal reserve						181	(181)	0
Repurchase treasury shares					(81)			(81)
Cancellation shares	(5)		(86)		91			0
Other comprehensive income				204				204
Balance at 31st December 2004	**810**	**8,459**	**493**	**7,678**	**(177)**	**554**	**(1,607)**	**16,210**
Capital increase	9		178					187
Net income							1,676	1,676
ESOP / SOP IFRS 2							33	33
Cash distribution			(396)					(396)
Transfer to legal reserve						488	(488)	0
Repurchase treasury shares					(288)			(288)
Cancellation shares	(1)		(19)		20			0
Other comprehensive income				(3,696)				(3,696)
Balance at 31st December 2005	**818**	**8,459**	**256**	**3,982**	**(445)**	**1,042**	**(386)**	**13,726**

For further information to the Stockholders' equity, please see note 20 of the consolidated financial statements.

The cumulative foreign exchange translation adjustments are part of the accumulated other comprehensive income.

The accumulated other comprehensive income relates mainly to the fair value adjustments of financial instruments in relation to participating interests.

The legal reserves as required by Dutch law are related to EADS' share in the undistributed results from investments for €580 million (2004: €385 million) and the internally generated capitalized development costs of €462 million (2004: €169 million).

6. Liability for puttable instruments

The liability for puttable instruments relates to the written put option granted to BAE Systems to put its 20% stake in Airbus. For further information please see note 23 of the consolidated financial statements.

7. Other liabilities

(in €m)	2005	2004
Liabilities to affiliated companies	11,400	7,745
Liabilities to related companies	703	680
Other liabilities	103	86
Total	**12,206**	**8,511**

The liabilities to affiliated companies include mainly liabilities in connection with the cash pooling in EADS N.V.

8. Commitments and contingent liabilities

EADS N.V. issues guarantees on behalf of consolidated companies. The commitments of these companies to third parties mainly relate to their operating business as included in Note 29 to the Consolidated Financial Statements.

9. Remuneration

The total remuneration and related compensation costs of the Members of the Board of Directors and former directors in 2005 and 2004 can be specified as follows:

(in €)	2005	2004
Fixum	4,908,190	3,949,425
Bonus (related to reporting period)	4,850,449	4,549,050
Fees	260,000	290,000
Total	**10,018,639**	**8,788,475**

The cash remuneration of the members of the Board of Directors was as follows:

2005 (in €)	Fixum	Bonus related to 2005	Fees	Total
Directors				
Manfred Bischoff	60,000	184,250	90,000	334,250
Arnaud Lagardère	60,000	184,250	80,000	324,250
Thomas Enders (**)	737,560	820,556	-	1,558,116
Noël Forgeard	1,136,928	1,201,408	-	2,338,336
Jean-Paul Gut (**)	777,568	769,583	-	1,547,151
Hans Peter Ring	780,062	789,762	-	1,569,824
Francois David	20,000	92,125	30,000	142,125
Rüdiger Grube	20,000	92,125	(***)	112,125
Michael Rogowski	30,000	92,125	35,000	157,125
Juan Manuel Equiagaray Ucelay	-	57,578	25,000	82,578
Former directors (*)				
Philippe Camus	624,911	227,685	-	852,596
Rainer Hertrich	624,911	227,685	-	852,596
Eckhard Cordes	10,000	30,708	-	40,708
Pedro Ferreras	16,250	49,901	-	66,151
Jean-René Fourtou	10,000	30,708	-	40,708
Total	**4,908,190**	**4,850,449**	**260,000**	**10,018,639**

(*) *Prorata in accordance with their membership as Board of Directors.*
(**) *Full year remuneration.*
(***) *To be regularized in 2006.*

2004 (in €)	Fixum	Bonus related to 2004	Fees	Total
Directors				
Manfred Bischoff	60,000	200,000	110,000	370,000
Arnaud Lagardère	40,000	200,000	80,000	320,000
Philippe Camus	1,093,942	1,096,345	-	2,190,287
Rainer Hertrich	1,093,942	1,096,345	-	2,190,287
Noël Forgeard	1,079,153	1,119,751	-	2,198,904
Hans Peter Ring	462,388	482,440	-	944,828
Francois David	-	66,667	20,000	86,667
Rüdiger Grube	-	66,667	35,000	101,667
Michael Rogowski	30,000	100,000	20,000	150,000
Former directors				
Eckhard Cordes	30,000	33,334	10,000	73,334
Pedro Ferreras	30,000	54,167	15,000	99,167
Jean-René Fourtou	30,000	33,334	-	63,334
Total	**3,949,425**	**4,549,050**	**290,000**	**8,788,475**

The table below gives an overview of the interests of the members of the Board of Directors under the various stock options plans of EADS:

	Number of Options					
	as of 1st Jan. 2005	granted during 2005	exercised during 2005	as of 31st Dec. 2005	exercise price in €	expiry date
Thomas Enders	50,000	-	-	50,000	20.90	8th July 2010
	50,000	-	-	50,000	24.66	12th July 2011
	25,000	-	25,000	-	16.96	8th August 2012
	50,000	-	25,000	25,000	15.65	9th October 2013
	50,000	-	-	50,000	24.32	7th October 2014
	-	135,000	-	135,000	33.91	8th Dec. 2015
Noël Forgeard	110,000	-	67,000	43,000	20.90	8th July 2010
	88,000	-	-	88,000	24.66	12th July 2011
	108,000	-	-	108,000	16.96	8th August 2012
	108,000	-	-	108,000	15.65	9th October 2013
	108,000	-	-	108,000	24.32	7th October 2014
	-	135,000	-	135,000	33.91	8th Dec. 2015
Jean-Paul Gut	50,000	-	50,000	-	20.90	8th July 2010
	50,000	-	50,000	-	24.66	12th July 2011
	50,000	-	-	50,000	16.96	8th August 2012
	50,000	-	-	50,000	15.65	9th October 2013
	50,000	-	-	50,000	24.32	7th October 2014
	-	100,000	-	100,000	33.91	8th Dec. 2015
Hans Peter Ring	10,000	-	-	10,000	20.90	8th July 2010
	28,000	-	-	28,000	24.66	12th July 2011
	37,000	-	-	37,000	16.96	8th August 2012
	50,000	-	-	50,000	15.65	9th October 2013
	50,000	-	-	50,000	24.32	7th October 2014
	-	100,000	-	100,000	33.91	8th Dec. 2015
Total	**1,172,000**	**470,000**	**217,000**	**1,425,000**		

In 2005 no stock options were granted to the former directors Mr. Philippe Camus and Mr. Rainer Hertrich. However, under the terms of their employment contracts a termination package was allocated to them (€2.550 million each, i.e. 18 months of total target income).

As detailed above, the number of outstanding stock options granted to the Executive Board Directors was 1.425 million as at 31st December 2005. To the other members of the Executive Committee, to the Group's senior management and to former members of the Board of Directors, the number of the outstanding stock options amounted to 32.941 million at the same date. For further information, please see note 31 of the consolidated IFRS financial statements.

The pension benefit obligation for the Executive Board Directors is as follows:

The Executive Board Directors have pension promises as part of their employment agreements. The general policy is to give them annual pension of 50% of their annual base salary after five years in the Executive Committee of EADS at the age of 60 to 65. In case of the CEOs, the retirement age is 60. This obligation increases to 60% after ten years of service in the EADS Executive Committee.

These pension schemes have been implemented and financed through collective executive pension plans in France and Germany. These pension promises have also separate rules e.g. for minimum length of service and other conditions to comply with national regulations.

For the Executive Board Directors, the amount of the pension defined benefit obligation, net of accumulated actuarial losses, amounted to €18 million as of 31st December 2005. This obligation has been partly funded and accrued for in the consolidated financial statements for its unfunded portion.

The amounts reported above for the Executive Board Directors are free of benefits in kind they are entitled to, as well as all national social and income tax impacts.

Such executives are entitled to a company car. The value of the company cars of newly appointed Executive Board Directors is as follows:

For Thomas Enders €81,772, for Noël Forgeard €74,085, for Jean-Paul Gut €69,483 and for Hans Peter Ring €100,906.

Mr. Thomas Enders benefits also from a free accommodation in France. The monthly lease amounts to €3,627.

EADS has not provided any loans to / advances to / guarantees on behalf of Directors.

For further information to the remuneration, please see note 32 of the consolidated financial statements.

Supplementary Information

1. Auditors' Report on the Company Financial Statements

Introduction

We have audited the accompanying Company financial statements which are part of the financial statements of European Aeronautic Defence and Space Company EADS N.V., Amsterdam, for the year 2005. These company financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Company financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the company financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Company financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the company financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the Company financial statements give a true and fair view of the financial position of the Company as at 31st December 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Furthermore we have established to the extent of our competence that the report of the Board of Directors is consistent with the Company financial statements.

Rotterdam, March 7, 2006

KPMG Accountants N.V.

L.A. Blok

Amsterdam, March 7, 2006

Ernst & Young Accountants

M. van Dam

2. Other Supplementary Information

1. Appropriation of result

Articles 30 and 31 of the Articles of Association provide that the Board of Directors shall determine which part of the result shall be attributed to the reserves. The General Meeting of Shareholders may dispose of a reserve only upon a proposal of the Board of Directors and to the extent it is permitted by law and the Articles of Association. Dividends may only be paid after adoption of the annual accounts from which it appears that the shareholders' equity of the Company is more than the amount of the issued and paid-in part of the capital increased by the reserves that must be maintained by law.

It will be proposed at the Annual General Meeting of Shareholders that the net profit of €1,676 million as shown in the profit and loss statement for the financial year 2005 is to be added to retained earnings and that a payment of a gross amount of €0.65 per share shall be made to the shareholders from distributable reserves.

2. Subsequent events

For further information please see Note 37 of the consolidated financial statements.

1.3 Statutory Auditors' Fees

Services of Statutory Auditors and Members of their Network rendered to the Group for the financial years 2005, 2004 and 2003

	KPMG Accountants N.V.						Ernst & Young Accountants					
	2005		2004		2003		2005		2004		2003	
	Amount in €K	%	Amount in €K	%	Amount in €K	%	Amount in €K	%	Amount in €K	%	Amount in €K	%
Audit												
Audit process, certification, examination of individual and consolidated accounts	5,533	68.3	5,073	57.3	4,514	65.1	4,923	77.3	4,795	70.0	4,263	64.2
Additional tasks	1,416	17.5	3,048	34.5	2,133	30.7	1,163	18.3	1,747	25.5	1,108	16.7
Sub-total	**6,949**	**85.8**	**8,121**	**91.8**	**6,647**	**95.8**	**6,086**	**95,6**	**6,542**	**95.5**	**5,371**	**80.9**
Other services as relevant												
Legal, tax, employment	958	11.8	729	8.2	294	4.2	281	4.4	294	4.3	1,105	16.7
Internal audit	-	-	-	-	-	-	-	-	-	-	28	0.4
Other (to be specified if > 10% of the fees for the audit)	194	2.4	-	-	-	-	-	-	13	0.2	132	2.0
Sub-total	**1,152**	**14.2**	**729**	**8.2**	**294**	**4.2**	**281**	**4.4**	**307**	**4.5**	**1,265**	**19.1**
Total	**8,101**	**100.0**	**8,850**	**100.0**	**6,941**	**100.0**	**6,367**	**100.0**	**6,849**	**100.0**	**6,636**	**100.0**

1.4 Information Regarding the Statutory Auditors

	Date of First Appointment	Term of Current Office
KPMG Accountants N.V. K.P. Van der Mandelelaan 41-43 3062 MB Rotterdam - The Netherlands Represented by Mr. Leo Blok	10th May 2000	4th May 2006*
Ernst & Young Accountants Drentestraat 20, 1083 HK Amsterdam - The Netherlands Represented by Mr. Martin van Dam	24th July 2002	4th May 2006*

(*) *A resolution will be submitted to the shareholders' General Meeting of EADS called for 4th May 2006, in order to resolve that the Company's auditors for the accounting period being the financial year 2006 shall be Ernst & Young Accountants and KPMG Accountants N.V.*

KPMG Accountants N.V., Ernst & Young Accountants and its respective representatives are registered with the Royal NIVRA (*Nederlands Instituut van Register Accountants*).



Corporate Governance

EADS is a company registered in the Netherlands and listed in France, Germany and Spain. Given the myriad of Corporate Governance regimes applicable to it, EADS applies a set of common Corporate Governance principles and recommendations in order to be in line with the Corporate Governance best practices applicable in these jurisdictions.

In particular and in accordance with Dutch law, the Company applies the provisions of the Dutch Corporate Governance Code (the "**Dutch Code**"), or, if applicable, explains in its annual Board of Directors Report the reasons for non-application of such provisions in accordance with the "apply or explain" principle. Accordingly, in paragraph 4.2 "Dutch Corporate Governance Code" of its Board Report for the 2004 financial year, which was approved by the Annual General Meeting held on 11th May 2005, EADS provided detailed explanations for the non-application of provisions III.2.1, III.3.6, III.4.1(f), III.5.1, III.5.6, III.5.11, III.5.12, III.8.3, III.5.13(a), III.5.13(d) (essentially as a result of EADS being a controlled Company and, therefore, most of the Members of the Board, Audit Committee and Remuneration and Nomination Committee could be designated and possibly be removed by its controlling shareholders), II.2.6, III.7.3, III.7.2, II.1.1, III.3.5, IV.3, IV.2 and IV.1.7 (essentially as a result of EADS being listed on the Frankfurt, Paris and Spanish stock exchanges and endeavouring to strictly comply with the relevant regulations and following the general practices on these markets protecting all its stakeholders). In 2005, EADS' 2004 statement has been modified with respect to provisions II.2.1, II.2.2, II.2.7 (remuneration granted to members of the Board of Directors), II.1.4 (internal control and risk management frameworks) and II.1.6 (ethics alert systems).

EADS' Board of Directors Report is included in the Annual General Meeting Documentation (available on EADS' website at www.eads.com in the section "Corporate Governance"), and the statements therein relating to Corporate Governance (Section 4.2 "Dutch Corporate Governance Code") for the financial years 2004 and 2005 shall be deemed to be incorporated in and form part of this Registration Document.

EADS consequently complies with the Dutch Code since the Company's annual shareholders' meeting approved the section relating to Corporate Governance included in the Board of Directors Report since 2003.

2.1 Management and Control

2.1.1 Board of Directors, Chairmen and Chief Executive Officers

Pursuant to the Articles of Association of the Company, the Board of Directors is responsible for the management and the affairs of the Company.

The Board of Directors consists of a maximum of eleven members appointed and removed by the shareholders' meeting. The Board of Directors adopted rules governing its internal affairs (the "**Rules**") at a Board of Directors' meeting held on 7th July 2000. The Rules were amended at a Board of Directors' meeting held on 5th December 2003 to take into account recommendations for changes to Corporate Governance. The Rules specify the composition, the role and the key responsibilities of the Board of Directors, and also determine the manner of appointment and the responsibilities of the Chairmen and the Chief Executive Officers. The Rules also specify the creation of two committees (the Audit and the Remuneration and Nomination Committees) and specify their composition, role and operating rules.

The Board of Directors has also adopted specific Insider Trading Rules, which restrict its members from trading in EADS shares in certain circumstances (for more information, please see "Part 2 / 3.1.3 Governing Law — Dutch Regulations").

The parties to the Participation Agreement have agreed that the voting rights attached to the Indirect EADS Shares shall be exercised by EADS Participations B.V. to ensure that the Board of Directors of EADS comprises the Directors of EADS Participations B.V. and two additional independent Directors who are not officers, directors, employees or agents of or otherwise have no significant commercial or professional connection either with the DaimlerChrysler, *Société de Gestion de Participations Aéronautiques* (**"SOGEPA"**) or Lagardère Groups or the French State. Pursuant to the Participation Agreement, the Board of Directors comprises ten members of whom:

- four nominated by DaimlerChrysler;
- four nominated by *Société de Gestion de l'Aéronautique, de la Défense et de l'Espace* (**"SOGEADE"**); and
- two independent Directors, one nominated by DaimlerChrysler and one nominated by SOGEADE.

In addition, although from 8th July 2003, *Sociedad Estatal de Participaciones Industriales* (**"SEPI"**) no longer has a right to nominate a Director, based upon the proposal of DaimlerChrysler and SOGEADE, the shareholders' meeting of EADS held on 11th May 2005 appointed an additional Spanish Director bringing the total number of Directors to eleven.

Pursuant to the Articles of Association, each member of the Board of Directors held office for a term expiring at the Annual General Meeting of the Company held on 11th May 2005. Such Annual General Meeting reconstituted the Board of Directors for a term of five years ending at the close of the Annual General Meeting which will be held in the year 2010. Members of the Board of Directors will be elected at each fifth Annual General Meeting thereafter.

The shareholders' meeting may at all times suspend or dismiss any member of the Board of Directors. There is no limitation on the number of terms that a Director may serve.

The Board of Directors appointed two Chairmen, one chosen from the DaimlerChrysler-nominated Directors and one chosen from the SOGEADE-nominated Directors.

The Chairmen ensure the smooth functioning of the Board of Directors in particular with respect to its relations with the Chief Executive Officers whose efforts they support with regard to top level strategic discussions with outside partners.

The Board of Directors also appointed two Chief Executive Officers to be responsible for the day-to-day management of the Company, one chosen from the DaimlerChrysler-nominated Directors and one chosen from the SOGEADE-nominated Directors.

The Company is represented by the Board of Directors or by the Chief Executive Officers acting jointly. Furthermore, the Company has granted general powers to each of the Chief Executive Officers, authorizing them to each individually represent the Company.

In the event of a deadlock between the two Chief Executive Officers, the matter shall be referred to the two Chairmen.

The Chief Executive Officers shall not enter into transactions which form part of the key responsibilities of the Board of Directors unless these transactions have been approved by the Board of Directors.

The key responsibilities of the Board of Directors include amongst others:

- approving any change in the nature and scope of the activities of the Group;
- approving the overall strategy and the strategic plan of the Group;
- approving the business plan and the yearly budget of the Group;
- setting the major performance targets of the Group;
- appointing the members of the Executive Committee (see below) and the Corporate Secretary;
- approving proposals for appointments of members of Airbus Shareholders' Committee and Executive Committee and chairmen of the Supervisory Board (or similar bodies) and the chief executive officers (or equivalent position) of important Group companies and BUs;
- approving material changes to the organisational structure of the Group;
- approving major investments, projects or product decisions or divestments of the Group contemplated in the business plan with a value exceeding €200 million;
- approving major strategic alliances and cooperations of the Group;

- approving any material decision affecting the ballistic missiles activity of the Group;
- approving matters of shareholder policy, major actions or major announcements to the capital markets; and
- approving other measures and business of fundamental significance for the Group or which involve an abnormal level of risk.

The Board of Directors met seven times during 2005 and was regularly informed of developments through business reports from the Chief Executive Officers, including rolling forecasts as well as strategic and operational plans. The average attendance rate at such meetings was 91%. Topics intensively discussed and operations authorised at these meetings included EADS' strategy, reorganisation topics (such as the reshaping of EADS divisional structure and headquarter organisation), major business issues (such as the A350 industrial launch decision, Airbus future product policy, EADS strategy in defense including European industry consolidation and the acquisition of Atlas Elektronik together with ThyssenKrupp Technologies, the review of the EADS UAV programmes, the co-development of the EC 175 helicopter with China and the review of Sogerma future strategy), the approval of operational plans, budgets, remuneration (including a stock option plan and an employee share ownership plan) and the Group's financial results and forecasts, as well as financial optimisations and the process of risk management and internal controls. The Board of Directors also dealt with topics regarding personnel and human resources, such as management qualification as well as attracting, retaining and developing high potentials in order to ensure the future quality of EADS' management and the multinational leadership structure. In its meeting held on 11th May 2005, Manfred Bischoff and Arnaud Lagardère were re-elected Chairmen and the two Board Committees were reconstituted with the same members as previously. The Board of Directors has also appointed on 25th June 2005 the Chief Executives Officers, Thomas Enders and Noël Forgeard as the two Chief Executive Officers, the President and CEO of Airbus, the Head of the Division Defense and Security Systems, and the Head of Eurocopter as member of the Executive Committee, while confirming the other members of the Executive Committee.

Following the changes to EADS' Corporate Governance decided in 2003 in light of the Corporate Governance best practices developed in the jurisdictions relevant to EADS, the Board of Directors supervised the implementation of such decisions during the year 2005. Among other matters, the induction package remitted to new Board members after their appointment through the annual General Meeting ("**AGM**").

In addition to the Rules, the work of the Board of Directors is governed by internal directors' guidelines (the "**Directors' Guidelines**") adopted, in a meeting dated 10th December 2004, in light of Corporate Governance best practices. The Directors Guidelines are composed of a Directors' charter (the "**Directors' Charter**") detailing the rights and duties of the members of the Board of Directors; an Audit Committee charter (the "**Audit Committee Charter**") and a Remuneration and Nomination Committee charter (the "**Remuneration and Nomination Charter**") each such charter setting forth the respective committees' enhanced roles.

The Directors' Charter sets out core principles, which bind each and every Director, such as acting in the best interest of the Company and its stakeholders, devoting necessary time and attention to the carrying out of their duties and avoiding any and all conflicts of interest.

Mandates of all the members of the Board of Directors expired at the general shareholders' meeting of the Company held on 11th May 2005. Based upon the nominations of the main EADS shareholders DaimlerChrysler and SOGEADE (Lagardère and French State), the Board of Directors decided on 8th March 2005 to propose at such general shareholders' meeting to reconstitute the Board of Directors by appointing Manfred Bischoff and Arnaud Lagardère (designated as Chairmen), Thomas Enders and Noël Forgeard (designated as Chief Executive Officers), Jean-Paul Gut and Hans Peter Ring as Executive Directors, Juan Manuel Eguiagaray Ucelay, Louis Gallois and Rüdiger Grube as Non-Executive Directors and Francois David and Michael Rogowski as Independent Directors, each of them for a term of five years ending at the close of the general shareholders' meeting to be held in the year 2010.

Each Director shall have one vote, provided that if there is a vacancy on the Board of Directors' in respect of a DaimlerChrysler-nominated Director or a SOGEADE-nominated Director, the DaimlerChrysler-nominated

Directors being present or represented at the meeting can jointly exercise the same number of votes that the SOGEADE-nominated Directors who are present or represented at the meeting can exercise and vice versa. All decisions of the Board of Directors require a vote in favor by at least seven Directors voting in person or by proxy.

The quorum for the transaction of business at meetings of the Board of Directors requires the presence of at least one of the SOGEADE-nominated Directors and one of the DaimlerChrysler-nominated Directors.

In the event of a deadlock in the Board of Directors, other than a deadlock giving DaimlerChrysler the right to exercise the put option granted to it by SOGEADE (see "Part 2 / 3.3.2 Relationships with Principal Shareholders — Put Option"), the matter shall be referred to Arnaud Lagardère (or such person as shall be nominated by Lagardère) as representative of SOGEADE and to the chief executive officer of DaimlerChrysler. In the event that the matter in question, including a deadlock giving DaimlerChrysler the right to exercise the put option (but in this case with the agreement of SOGEPA and DaimlerChrysler) is a matter within the competence of the General Meeting of EADS, a resolution on the issue shall be put to the General Meeting, with the voting rights of SOGEADE, DaimlerChrysler and SEPI being negated.

Pursuant to the Rules, the Board of Directors is empowered to form committees from its members. In addition to the Audit Committee and the Remuneration and Nomination Committee, the Board of Directors may form other committees to which it may transfer certain minor or ancillary decision-making functions although such assignment does not negate the joint responsibility of all Directors. The quorum for the transaction of business at any meeting of a committee shall be at least one Director appointed by SOGEADE and at least one Director appointed by DaimlerChrysler. All decisions of a committee require the simple majority of the members.

Composition of the Board of Directors

Name	Age	Term started	Term expires	Principal function in the Group	Principal role outside the Group
Manfred Bischoff	63	2005	2010	Chairman of EADS	DaimlerChrysler Delegate for Aerospace
Arnaud Lagardère	45	2005	2010	Chairman of EADS	General Partner and Chief Executive Officer of Lagardère
Thomas Enders	47	2005	2010	Chief Executive Officer of EADS	President of the German Association of the Aerospace Industries-BDLI
Noël Forgeard	59	2005	2010	Chief Executive Officer of EADS	Member of the Board of Directors of Arcelor
Jean-Paul Gut	44	2005	2010	Chief Operating Officer for Marketing, Strategy and Global Development of EADS	Member of the Board of Directors of Arjil Commanditée-Arco
Hans Peter Ring	55	2005	2010	Chief Operating Officer for Finance of EADS	Member of the Supervisory Board (*Aufsichtsrat*) and Shareholder Committee of M+W Zander — D.I.B Facility Management GmbH
Juan Manuel Eguiagaray Ucelay	60	2005	2010	Member of the Board of Directors of EADS	Director of the Service of Studies of the Fundacion Alternativas
Louis Gallois	62	2005	2010	Member of the Board of Directors of EADS	President of SNCF
Rüdiger Grube	54	2005	2010	Member of the Board of Directors of EADS	Member of the Management Board of DaimlerChrysler
François David	64	2005	2010	Member of the Board of Directors of EADS	Chairman and Chief Executive Officer of Coface
Michael Rogowski	67	2005	2010	Member of the Board of Directors of EADS	Chairman of the Supervisory Board of J.M Voith AG.

Nota: *The professional address of all Directors for any matter relating to EADS is Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands.*

Curriculum Vitae and other Mandates and Duties Performed in any Company by the Members of the Board of Directors

Manfred Bischoff

Dr. Manfred Bischoff joined Daimler-Benz AG in 1976. He was a member of the Board of Management of DaimlerChrysler from 1995 until 15th December 2003, responsible for Aerospace & Industrial Businesses. Prior to his present position with EADS, Dr. Bischoff was first Chief Financial Officer from 1989 and then President and Chief Executive Officer from 1995 to March 2000 of Dasa AG, one of the three EADS founding companies. He holds a master's degree and a PhD (Dr. rer. Pol.) in Economics from the University of Heidelberg. Current mandates in addition to those listed in the chart above are set forth below:

Current mandates in addition to those listed in the chart above are set forth below:

- Member of the Supervisory Board of DaimlerChrysler AG ("**DaimlerChrysler**");
- Chairman of the Supervisory Board of Dasa AG;
- Chairman of the Supervisory Board of DCLRH;
- Member of the Supervisory Board of Fraport AG;
- Member of the Supervisory Board of Gerling-Konzern Versicherungs-Beteiligungs-AG;
- Member of the Supervisory Board of Royal KPN N.V.;
- Member of the Board of Directors of Nortel Networks Corp. and Nortel Networks Ltd;
- Member of the Board of Directors of Unicredit; and
- Member of the Supervisory Board of Voith AG.

Former mandates for the last five years:

- Chairman of the Supervisory Board of EADS Deutschland GmbH (resigned 7th July 2003);
- Member of the Board of Directors of Mitsubishi Motors Corporation (resigned 15th December 2003);
- Member of the Management Board of DaimlerChrysler (resigned 15th December 2003);
- Chairman of the Supervisory Board of Motoren-und-Turbinen Union ("**MTU**") Aero Engines GmbH (resigned 1st January 2004);
- Member of the Supervisory Board of Lagardère (resigned 10th May 2005); and
- Member of the Supervisory Board of Bayerische Hypo- und Vereinsbank AG (resigned 27th July 2005).

Arnaud Lagardère

Mr. Arnaud Lagardère has been General Partner and Chief Executive Officer of Lagardère since 2003. He began his career in 1986 as General Manager of MMB, the holding company of Hachette and Europe 1. In 1987, he was appointed Vice President of the Supervisory Board of Arjil bank followed by his appointment as Head of emerging activities and electronic media for Matra. In 1994 he became Chief Executive Officer of Grolier Inc. in the U.S. He has been Managing Partner of Lagardère since 1998. In 1999, he was appointed Chief Executive Officer of both Lagardère Media and Lagardère Active. Arnaud Lagardère graduated in Economics from the University of Paris Dauphine.

Current mandates in addition to those listed in the chart above are set forth below:

- Chairman of the Board of Directors of EADS Participations B.V.;
- Chairman and Chief Executive Officer of Lagardère Active;
- Chairman and Chief Executive Officer of Lagardère Active Broadcast;
- Chairman and Chief Executive Officer of Lagardère Active Broadband;
- Chairman and Chief Executive Officer of Lagardère S.A.S;
- Chairman and Chief Executive Officer of Lagardère Media (Hachette S.A.);
- Chairman and Chief Executive Officer of Lagardère Capital & Management;
- Chairman of Fondation Jean-Luc Lagardère;
- Chairman and Chief Executive Officer of Arjil Commanditée-ARCO;

- Permanent Representative of Lagardère Active Publicité to the Board of Directors of Lagardère Active Radio International;
- Representative of Hachette S.A. to the Management Committee of SEDI TV-TEVA;
- Member of the Board of Directors of Lagardère Ressources;
- Member of the Board of Directors of LVMH;
- Member of the Board of Directors of France Télécom;
- Member of the Board of Directors of Hachette Livre;
- Member of the Board of Directors of Hachette Distribution Services;
- Member of the Board of Directors of Hachette Filipacchi Médias;
- Member of the Supervisory Board of Virgin Stores;
- Member of the Supervisory Board of DaimlerChrysler;
- Member of the Supervisory Board of Le Monde;
- President of the "Association des Amis de Paris Jean Bouin Club Athlétique de la Société Générale ("**C.A.S.G.**"); and
- Member of France China Honorary Committee.

Former mandates for the last five years:

- Member of the Supervisory Board of T. Online International AG;
- Member of the Supervisory Board of LCM ("Lagardère Capital & Management") Partenaires S.A. (resigned December 2001);
- Chairman of Lagardère Active Broadband Finances S.A.S (resigned December 2001);
- Member of the Board of Directors of LCM Expression S.A. (resigned June 2002);
- Member of the Board of Directors of Multithematiques S.A. (resigned December 2002);
- Co-Manager of I.S.-9 (resigned May 2003);
- Manager of Lagardère Active Publicité (SNC) (resigned May 2003);
- Member of the Board of Directors of the Society d'Agences et de Diffusion S.A. (resigned June 2003);
- Manager of the Nouvelles Messagerie de la Presse Parisienne - N.M.P.P. SARL (resigned July 2003);
- Member of the Board of Directors of Canalsatellite S.A. (resigned December 2003);
- Member of the Board of Directors of Lagardère-Sociétés S.A.S (resigned December 2003);
- Member of the Board of Directors of the Editions P. Amaury S.A. (resigned December 2003);
- Chairman and Chief Executive Officer of Lagardère Images S.A.S (resigned October 2004);
- Chairman and Chief Executive Officer of Lagardère Thematiques S.A. (resigned November 2004);
- Manager of Lagardère Elevage (resigned March 2005);
- Deputy-Chairman of the Supervisory Board of Banque Arjil & Cie (resigned April 2005);
- President of the "*Club des enterprises Paris 2012*" (resigned January 2006); and
- Member of the Board of Directors of Fimalac (resigned January 2006).

Thomas Enders

Mr. Enders joined MBB ("**Messerschmitt-Boelkow-Blohm**") / Dasa AG in 1991, after various posts in international research institutes, the German Parliament and the Planning Staff of the German Minister of Defense. After several years in the company's marketing sector, he became Corporate Secretary of Dasa AG in 1995. From 1996 he was in charge of Corporate Strategy & Technology and from 2000, he was the Head of Defence and Security Systems Division. In June 2005 he was appointed Chief Executive Officer of EADS. Mr. Enders holds degrees from the University of Bonn and UCLA, California.

Current mandates in addition to those listed in the chart above are set forth below:

- Member of the Board of Directors of EADS Participations B.V. and Chief Executive Officer of EADS Participations B.V.;

- Chairman of the Supervisory Board of EADS Deutschland GmbH;
- Member of the Shareholders Committee of Airbus S.A.S;
- Chairman of the Supervisory Committee of Eurocopter S.A.S;
- Member of the Board of Directors of EADS North America Inc.;
- Chairman of the Supervisory Board of Dornier GmbH;
- President of AeroSpace and Defence Industries Association of Europe ("**ASD**");
- Member of the Board of Directors of Bundesverband der Deutschen Industrie ("**BDI**");
- President of Atlantikbrücke;
- Member of the Supervisory Board of Deutsche BP;
- Member of the Board of Directors of Deutsche Gesellschaft für Auswärtige Politik ("**DGAP**"); and
- Member of the Board of Directors of Stichting Administratiekantoor EADS (the "**Foundation**").

Former mandates for the last five years:

- Chairman of the Supervisory Board of DADC Luft und Raumfahrt Beteiligungs AG ("**DADC**") (resigned October 2005); and
- Member of the Supervisory Board of Industrieanlagen-Betriebsgesellschaft mbH ("**IABG**") (resigned December 2005).

Noël Forgeard

Mr. Forgeard joined Matra in 1987 as Senior Vice President of the Defense and Space activities. In 1992, he was appointed Managing Director of Lagardère and Chief Executive Officer of Matra Hautes Technologies. He joined Airbus Industrie as Managing Director in 1998 and became the first President and Chief Executive Officer of the Airbus integrated company in 2001. In June 2005 he was appointed Chief Executive Officer of EADS. He graduated from the *École Polytechnique* and the *École des Mines* in Paris.

Current mandates in addition to those listed in the chart above are set forth below:

- Member of the Board of Directors of EADS Participations B.V. and Chief Executive Officer of EADS Participations B.V;
- Chairman of the Shareholders Committee of Airbus S.A.S;
- President and Member of the Board of Directors of EADS France;
- Member of the Board of Directors of Schneider Electric;
- Member of the Board of Directors of Dassault Aviation;
- Member of the Board of Directors of Arcelor;
- Member of the Board of Directors of France Galop; and
- Member of the Board of Directors of École Polytechnique.

Former mandates for the last five years:

- Member of the Board of Directors of International Metal Service ("**IMS**") S.A. (resigned in 2003);
- Chairman and Chief Executive Officer of Airbus Holding S.A. (resigned in 2005);
- Chairman of the Board of Directors of Airbus France (resigned in 2005);
- Chairman of the Board of Directors of Airbus España, SL (resigned in 2005);
- Chairman of the Supervisory Board of Airbus Deutschland GmbH (resigned in 2005);
- Chairman of the Board of Directors of Airbus Military, SL (resigned in 2005);
- Member of the Board of Directors of Airbus U.K. Ltd (resigned in 2005); and
- Member of the Board of Directors of EADS CASA (resigned in 2005).

Jean-Paul Gut

Since 1983, Mr. Gut has held various executive positions in the field of export and international operations for Matra Defense, Matra Defense Espace and the Lagardère Group. In 1998, Mr. Gut integrated the Lagardère Group Management Board as responsible for International Operations and the High Technology sector. At the creation of EADS, in 2000, he was appointed Head of EADS International and in 2005 Chief Operating Officer for Marketing, Strategy and International. He graduated from the *Institut d'Études Politiques de Paris* with a Master's degree in Economics.

Current mandates in addition to those listed in the chart above are set forth below:

- Member of the Shareholders Committee of Airbus S.A.S;
- Member of the Board of Directors of Dassault Aviation;
- Member of the Board of Directors of EADS CASA;
- Member of the Board of Directors of EADS North America Inc;
- Director of GIE AMLI;
- Representative of MBDA France as Member of the Board of Directors of Eurotradia International (S.A.); and
- Member of the Supervisory Board of Eurocopter (S.A.S).

Former mandates for the last five years:

None.

Hans Peter Ring

Mr. Hans Peter Ring began his career at MBB in 1977. In 1987 he was appointed Head of Controlling of the company's Missiles business and subsequently of the Aviation and Defense Division of Dasa AG. From 1992-1995, he was Chief Financial Officer and member of the board of Dornier Luftfahrt. In 1996, he was appointed Senior Vice President of Controlling of Dasa and subsequently of EADS. Hans Peter Ring was appointed Chief Financial Officer of EADS in 2002 and Chief Operating Officer for Finance in 2005. Mr. Hans Peter Ring has a degree in business administration.

Current mandates in addition to those listed in the chart above are set forth below:

- Member of the Shareholders Committee of Airbus S.A.S;
- Member of the Board of Directors of EADS Space B.V.;
- Member of the Supervisory Board of Eurocopter S.A.S;
- Member of the Supervisory Board of Eurocopter Holding S.A.S;
- Member of the Board of Directors of EADS CASA;
- Member of the Board of Directors of EADS North America Inc.;
- EADS' Representative at the ATR assembly of members;
- Member of the Advisory Board of Deutsche Bank (Region Munich); and
- Member of the "Wirtschaftsbeirat" of the BayernLB.

Former mandates for the last five years:

None.

Juan Manuel Eguiagaray Ucelay

Mr. Juan Manuel Eguiagaray Ucelay is Associate Professor at Carlos III University in Madrid, teaching Macroeconomics and Applied Economics and he is also Director of Studies at the think tank Fundación Alternativas. Between 1970 and 1982 he taught economics at Deusto University in Bilbao. Since the 1970's he held various political mandates in Spain; amongst others he was Minister for Public Administration (1991-1993) and Minister for Industry and Energy (1993-1996). He resigned from Parliament in 2001. Mr. Eguiagaray Ucelay holds a degree in Economics as well as in Law by Deusto University and a Ph.D. degree by the same University.

Current mandates in addition to those listed in the chart above are set forth below:

- Associate Professor of Macroeconomics at the University of Carlos III in Madrid;
- President of Solidaridad Internacional (NGO);
- Economic Adviser of Arco Valoraciones S.A.;
- Member of the Council Adviser of Creation, Advising and Development (Creade), S.L.; and
- Member of the Council Adviser of the Foundation Group EP.

Former mandates for the last five years:

- Member of the Board of Directors of Promek S.L. (resigned 6th June 2000); and
- Member of the Advisory Board of Futurspace S.A. (resigned 05th July 2004).

Louis Gallois

Mr. Louis Gallois has been Chairman of *Société Nationale des Chemins de Fer* (**"SNCF"**) since 1996. From 1972 he worked in various posts for the Ministry of Economy and Finance, the Ministry of Research and Industry and the Ministry of Defense. In 1989 he was nominated Chairman and Chief Executive Officer of *Société Nationale d'Études et de Constructions de Moteurs d'Avions* (**"SNECMA"**) and subsequently, in 1992 Chairman and Chief Executive Officer of Aerospatiale. He graduated from the *École des Hautes Études Commerciales* in Economic sciences and is an alumnus of the *École Nationale d'Administration.*

Current mandates in addition to those listed in the chart above are set forth below:

- Member of the Board of Directors of *École Centrale des Arts et Manufactures*; and
- President of the Fondation Villette-Entreprises.

Former mandates for the last five years:

- Member of the Board of Directors of Thales (resigned 30th June 2005).

Rüdiger Grube

Dr. Rüdiger Grube is member of the Board of Management of DaimlerChrysler in charge of corporate development since 2002 and additionally profit and loss responsible for North East Asia (incl. Greater China Business) since 2004. He started his career in 1989 at MBB. In 1995, he became Director of Corporate Planning and Technology of Deutsche Aerospace AG. In 1996, he was appointed Senior Vice President and Head of Corporate Strategy at Daimler-Benz AG and subsequently of DaimlerChrysler. In 2000, he became Senior Vice President for Corporate Development. Mr. Grube holds an engineers' degree in aircraft construction and engineering from the University of Hamburg and a doctorate in industrial science.

Current mandates in addition to those listed in the chart above are set forth below:

- Chairman of the Supervisory Board of MTU Friedrichshafen GmbH and DaimlerChrysler Off-highway GmbH;
- Chairman of the Board of Directors of DaimlerChrysler China limited, Beijing;
- Vice Chairman of the Board of Directors of Beijing Benz DaimlerChrysler Automotive (BBDC-A);
- Member of the Board of Directors of McLaren Group Ltd;
- Member of the Supervisory Board of DaimlerChrysler Financial Services AG;
- Member of the Advisory Board of DaimlerChrysler Fleetboard;
- Member of the Advisory Board of DaimlerChrysler Aviation; and
- Member of the Supervisory Board of "Hamburg Port Authority" (**"HPA GmbH"**).

Former mandates for the last five years:

- Member of the Board of Directors of the Hyundai Motor Company (resigned 13th May 2004); and
- Member of the Board of Directors of the Mitsubishi Motors Company (resigned 24th November 2005).

François David

Mr. François David is Chairman and Chief Executive Officer of Coface, an international credit insurance and credit management service provider since 1994. He started his career in 1969 in the French Ministry of Finance as Civil Administrator at the foreign economic relations department in which he held various responsibilities. In 1986, he was named Director of the Cabinet of the Minister of Foreign Trade. In 1987, he was appointed Director of external economic relations within the Ministry of Economy, Finance and Budget. In 1990, he was named International Managing Director of the Aerospatiale company. Mr. David is an alumnus of the *École Nationale d'Administration*, a graduate of the *Institut d'Études Politiques de Paris,* and he holds a degree in sociology.

Current mandates in addition to those listed in the chart above are set forth below:

- Member of the Board of Directors of *Stichting Administratiekantoor* EADS (the "**Foundation**");
- Chairman and Chief Executive Officer of Coface Scrl;

- Chairman of the Board of Directors of Viscontea Coface (Italy);
- Chairman of the Board of Directors of Coface Services;
- Chairman of the Supervisory Board of AK Coface (*Allgemeine Kreditversicherung Aktiengesellschaft Coface*) (Germany);
- Member of the Board of Directors of Vinci;
- Member of the Board of Directors of the association Coface Trade Aid;
- Chairman of Coface ORT;
- Chairman of La Librairie Electronique (LLE);
- Chairman of Centre d'études financières;
- Chairman of Or Informatique; and
- Censor in Rexel.

Former mandates for the last five years:

- Member of the Board of Directors of Rexel (resigned in 2005).

Michael Rogowski

Dr. Michael Rogowski has been Chairman of the Supervisory Board of Voith AG since 2000 and was also the President of the Association of German Industry from 2000 to 2004. Dr. Michael Rogowski joined Voith GmbH in 1974, where he was responsible for human resources as well as materials management. In 1982 he took over responsibility for the power transmission engineering Division and was named Chairman of the Management Board of Voith GmbH in 1986 and then Voith AG in 1997. He studied economical engineering and earned a doctorate at the University of Karslruhe in 1969.

Current mandates in addition to those listed in the chart above are set forth below:

- Member of the Board of Directors of Stichting Administratiekantoor EADS (the "**Foundation**");
- Member of the Supervisory Board of Talanx AG / HDI Versicherung;
- Member of the Supervisory Board of IKB Deutsche Industrie-Bank AG;
- Member of Shareholder's Committee of Freudenberg & Co.; and
- Member of the Supervisory Board of Carl Zeiss AG

Former mandates for the last five years:

- President of the Federation of German Industries, BDI (resigned 31st December 2004);
- Member of the Supervisory Board of KSB AG (resigned 30th April 2005);
- Member of the Supervisory Board of *KfW Kreditanstalt für Wiederaufbau* (resigned 31st May 2005);
- Member of the Supervisory Board of Deutsche Messe AG (resigned 30th June 2005); and
- Vice President of the Federation of German Industries, BDI (resigned 31st December 2005).

The Company has not appointed observers to the Board of Directors. Pursuant to applicable Dutch law, the employees are not entitled to elect a Director. There is no minimum number of shares that must be held by a Director.

Independent Directors

The two independent directors appointed pursuant to the criteria of independence set out above are François David and Michael Rogowski.

Prior Offences and Family Ties

To the Company's knowledge, none of the Directors (in either their individual capacity or as director or senior manager of any of the entities listed above) has been convicted in relation to fraudulent offences, been the subject of any bankruptcy, receivership or liquidation, nor been the subject of any official public incrimination and / or sanction by a statutory or regulatory authority, nor been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer or conduct of affairs of any company, during at least the last five years. As of the date of this document, there are no family ties among any of the Directors.

Assessment of the Performance of the Board of Directors

Last year's self-evaluation was conducted as from December 2005 by the Chairmen of the Board of Directors, based upon responses of members of the Board of Directors to a questionnaire. The Chairmen jointly evaluated the feedback of the members of Board of Directors and led a discussion on the results at the following Board of Directors meetings.

The self-evaluation comprised a general assessment of the meetings and processes of the Board of Directors and a review of the activities of the Board of Directors and its Committees in the past year. The questionnaire addressed matters such as the frequency of meetings, the content of discussions and the thoroughness of meeting preparation. The members of the Board of Directors were also asked to consider the functioning and the composition of the Board of Directors, the quality and openness of discussion, the independence of expressed opinions, the ability to build on differing positions and the access to necessary information for the members of the Board of Directors.

The findings of the self-assessment concluded that the overall performance of the Board of Directors is very satisfactory.

Since the last self-assessment in 2004, which had shown positive results already, further progress has been made in the meantime by implementing the previously decided improvement measures, such as improved transparency on EADS Corporate Governance for shareholders. Also, the meeting attendance for Board of Directors and Remuneration & Nomination Committee meetings has further increased in 2005 compared to the previous year.

Continuous improvement and effectiveness of governance and management of the Group will remain a prime focus and key success factor of EADS.

2.1.2 Audit Committee

Pursuant to the Rules, the Audit Committee makes recommendations to the Board of Directors on the appointment of auditors and the determination of their remuneration, the approval of the annual financial statements and the interim accounts, discusses with the auditors their audit programme and the results of their audit of the accounts and monitors the adequacy of the Group's internal controls, accounting policies and financial reporting. The Audit Committee has responsibility for ensuring that the internal and external audit activities are correctly directed and that the audit matters are given due importance at meetings of the Board of Directors. The rules and responsibilities of the Audit Committee have been set out in more detail in the Audit Committee Charter.

The Audit Committee reviews the quarterly, half and full year accounts on the basis of the documents distributed in advance and discussions with the auditors. The Head of accounting and the Chief Financial Officer are invited to meetings of the Audit Committee to answer any question.

The Audit Committee is chaired by Manfred Bischoff and Arnaud Lagardère and also includes Rüdiger Grube and Louis Gallois.

The Audit Committee meets twice a year, or more frequently according to requirements. It met three times during 2005 and had one written consultation, with a 94% attendance rate, to review the 2004 results as well as the first half-year results for 2005 of the Company. As decided by the Board of Directors on 5th December 2003, the role of the Audit Committee was increased with new tasks such as, in particular, the review of the quarterly financial reports.

2.1.3 Remuneration and Nomination Committee

Pursuant to the Rules, the Remuneration and Nomination Committee makes recommendations to the Board of Directors regarding appointments of the Executive Committee members, the chairmen of the Supervisory Board (or similar bodies), the chief executive officers (or equivalent positions) of main Group companies and BUs and the Corporate Secretary, human resources and remuneration related strategy and long-term remuneration plans (including playing a central role in determining and reviewing the variable portion of the remuneration of the members of the Board of Directors and the Executive Committee) and decides the service contracts and other contractual matters in relation to the Board of Directors and Executive Committee members. The rules and responsibilities of the Remuneration and Nomination Committee have been set out in more detail in the Remuneration and Nomination Charter. The Remuneration and Nomination Committee is chaired by Manfred Bischoff and Arnaud Lagardère and also includes Thomas Enders, Noël Forgeard, Rüdiger Grube and Louis Gallois.

The Remuneration and Nomination Committee meets twice a year, or more frequently according to requirements. It met five times during 2005, with a 92% average attendance rate. On top of making recommendations to the Board of Directors for major appointments within the Group, the Remuneration and Nomination Committee reviewed the compensation policy (including pension schemes), the bonus payments for 2004, the stock option plan and the employee share ownership plan for 2005.

2.1.4 Executive Committee

The Chief Executive Officers, supported by an Executive Committee (the "**Executive Committee**"), are responsible for managing the day-to-day operations of the Company. The Executive Committee, chaired by the Chief Executive Officers, also comprises the Heads of the major Functions and Divisions of the Group. The Executive Committee met nine times during 2005.

The following matters are discussed, amongst others, at the Executive Committee meetings:

- Setting up and control of the implementation of the strategy for EADS businesses;
- Management, organisational and legal structure of the Group;
- Performance level of the Group's businesses and support functions; and
- All business issues, including the operational plan of the Group and its Divisions and BUs.

The internal organisation of the Executive Committee is defined by the business allocation among the members under the supervision of the Chief Executive Officers. Notwithstanding the joint responsibilities as defined above, each member of the Executive Committee is individually responsible for the management of his portfolio and must abide by decisions taken by the Chief Executive Officers and the Executive Committee, as the case may be.

The Chief Executive Officers endeavour to reach consensus among the members of the Executive Committee on the matters discussed at the Executive Committee meetings. In the event of consensus not being reached, the Chief Executive Officers are entitled to decide the matter. If there is a fundamental or significant disagreement with respect to any undecided matter, the dissenting Executive Committee member may request that the Chief Executive Officers submit such matter to the Chairmen for their opinion.

The term of office for the Executive Committee members is five years.

On 25th June 2005, the Board of Directors appointed the new Executive Committee which is led by the two Chief Executive Officers.

Composition of the Executive Committee				
Name	Age	Term started	Term expires	Principal Occupation
Thomas Enders	47	2005	2010	Chief Executive Officer
Noël Forgeard	59	2005	2010	Chief Executive Officer
Jean-Paul Gut	44	2005	2010	Chief Operating Officer for Marketing, Strategy and Global Development
Hans Peter Ring	55	2002	2007	Chief Operating Officer for Finance
François Auque	49	2005	2010	Chief Executive Officer of Space Division
Fabrice Brégier	44	2005	2010	Head of EADS Eurocopter Division
Ralph D Crosby Jr.	58	2002	2007	Chairman and Chief Executive Officer of EADS North America
Francisco Fernández Sáinz	60	2002	2007	Head of Military Transport Aircraft Division
Gustav Humbert	56	2005	2010	President and Chief Executive Officer of Airbus
Jussi Itävuori	50	2002	2007	Head of Human Resources
Stefan Zoller	48	2005	2010	Head of Defence and Security Systems Division

Nota: *The professional address of all members of the Executive Committee for any matter relating to EADS is Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, The Netherlands.*

Thomas Enders, Chief Executive Officer of EADS

See "2.1.1 Board of Directors, Chairmen and Chief Executive Officers — Curriculum Vitae and other Mandates and Duties Performed in any Company by the Members of the Board of Directors".

Noël Forgeard, Chief Executive Officer of EADS

See "2.1.1 Board of Directors, Chairmen and Chief Executive Officers — Curriculum Vitae and other Mandates and Duties Performed in any Company by the Members of the Board of Directors".

Jean-Paul Gut, Chief Operating Officer for Marketing, Strategy and Global Development

See "2.1.1 Board of Directors, Chairmen and Chief Executive Officers — Curriculum Vitae and other Mandates and Duties Performed in any Company by the Members of the Board of Directors".

Hans Peter Ring, Chief Operating Officer for Finance

See "2.1.1 Board of Directors, Chairmen and Chief Executive Officers — Curriculum Vitae and other Mandates and Duties Performed in any Company by the Members of the Board of Directors".

François Auque, Chief Executive Officer of Space Division

Mr. Auque joined Aerospatiale as Chief Financial Officer in 1991, after a career with the Suez Group and the French *Cour des Comptes*. He held various top management functions within Aerospatiale Matra. Since 2000, he is Chief Executive Officer of the EADS Space Division. Mr. Auque graduated from the *École des Hautes Études Commerciales*, from the *École Nationale d'Administration*, and from the *Institut d'Études Politiques de Paris*.

Fabrice Brégier, Head of EADS Eurocopter Division

Mr. Brégier joined Matra Défense in 1993 as Chairman of the Apache MAW and Eurodrone GIEs. In 1996, he was appointed Director for the Stand-Off activities of Matra BAe Dynamics before becoming CEO of MBD in 1998 and CEO of MBDA in 2001. He became President and CEO of Eurocopter in April 2003. In June 2005 he was appointed Head of the Eurocopter Division and member of the Executive Committee.

Ralph D. Crosby Jr., Chairman and Chief Executive Officer of EADS North America

Mr. Crosby has been Chairman and CEO of EADS North America since 2002. Previously, he established and was President of the Integrated Systems Sector at Northrop Grumman Corporation after having been Corporate Vice President and General Manager of the company's Commercial Aircraft Division and of the B-2 Division. Mr. Crosby holds degrees from the U.S. Military Academy, from the Graduate Institute of International Studies in Geneva, and from the Harvard University.

Francisco Fernández Sáinz, Head of Military Transport Aircraft Division

Mr. Fernández Sáinz joined CASA in 1971 as a Stress Engineer. Between 1975 and 2002 he held various positions such as Product Engineering Manager, Project Manager, Engineering Development Director of the Technical Directorate, Vice President of Engineering and Executive Vice President Programs, and finally as Airbus España General Manager. Since 2002, he is Head of Military Transport Aircraft. Mr. Fernández Sáinz holds an MBA from ICADE and is a Senior Aeronautical Engineer.

Gustav Humbert, President and Chief Executive Officer of Airbus

Mr. Humbert joined MBB in 1980. Before becoming President and Chief Executive Officer of Daimler Benz Aerospace Airbus GmbH in 1994, he was member of the Dasa AG Management Board responsible for the Commercial Aircraft Division. He was nominated Airbus Chief Operating Officer in 2000 and President and Chief Executive Officer of Airbus in 2005. Mr. Humbert holds an engineering degree and a PhD from the Hanover Technical University.

Jussi Itävuori, Head of Human Resources

Mr. Itävuori joined EADS in September 2001. Previously, he worked for KONE Corporation since 1982 and was appointed in 1989 as Head of Human Resources and member of the Executive Committee of KONE Elevators. In 1995, he was appointed member of the Executive Committee and Head of Human Resources of KONE Corporation. Mr. Itävuori graduated from the Vaasa School of Economics, Finland and served in the Airforce as pilot.

Stefan Zoller, Head of Defence and Security Systems Division

Dr. Zoller joined Dasa in 1996 as Chief of Staff of the President and CEO of the company. Previously, he held various management positions within DaimlerChrysler, Dornier and Senstar / Canada. Since 2000, he has held top management positions within EADS' defence business and was appointed Head of the Defence & Security Systems Division in 2005. Dr. Zoller graduated from the University Tübingen and holds a PhD in company law.

2.1.5 Internal Control and Risk Management Systems

2.1.5.1 Overview

One of Management's fundamental missions is to foster a positive internal control ("IC") and risk management ("**RM**") environment at EADS, in line with Corporate Governance best practices from the Netherlands, France, Germany and Spain. Recognizing that developments in the multi-jurisdictional legal and regulatory provisions relevant to EADS required a strategic approach to IC and RM, EADS launched an IC / RM project at the beginning of 2004. The project, coordinated by the EADS finance department, and supported by other headquarters functions and external consultants, is intended to:

- ensure the Group's compliance with current and expected future regulations;
- identify weaknesses in the Group's existing IC and RM procedures and propose improvements thereto; and
- enable EADS to manage and minimize business and control risks throughout the Group.

Achievements in 2005

Building on the results of the comprehensive IC and RM review and evaluation process commenced in 2004, EADS critically assessed during 2005 the implementation status and quality of the integrated Group-wide IC and RM systems. An independent review process was launched to provide reasonable assurance regarding the effectiveness of the IC and RM systems in place. Additional quality and efficiency gains have been achieved.

In order to further enhance the quality of the IC and RM systems, a number of actions have been launched. Specific training sessions according to the "train the trainer" principle have been carried out to further train the IC coordinators who, in a second step, transferred their knowledge to the process owners in the BUs and headquarters functions. In addition, "lessons learned" process workshops took place, utilising the independent review information. These workshops provided process owners / coordinators with a platform for information on the independent review findings in other BUs as well as for the exchange of their specific experiences. The training sessions and the "lessons learned" workshop information were instruments to further coach and support the process owners and to secure the high quality standard of the yearly recurring self-assessment. The self-assessment and the independent review results were subsequently the subject of EADS' top management's discussions. Based on the bottom-up principle, the BU management boards reported the status quo of their IC and RM systems to the chief executive officers and the chief financial officers of the respective Divisions (Airbus, DS, MTA, Eurocopter, Space), who again reported to the EADS chief executive officers (the **"CEOs"**) and the EADS chief financial officer (the **"CFO"**).

Additionally, in order to maximize efficiency in the area of control design assessment, the "key control" principle was designed. A "key control" is a control that is critical to a specific control objective covering the related risk. Key controls can often be identified in areas such as authorization controls, exception reports, configuration controls, segregation of duties, system access, conversion controls, key performance indicators, management reviews and reconciliations.

Set out further below is a description of the integrated Group-wide IC and RM systems, comprising the developments during 2005.

Limitation

No matter how well designed, IC and RM systems have inherent limitations, such as vulnerability to circumvention or management overrides of the controls in place. Consequently, no absolute assurance can be given that EADS' IC and RM procedures are, despite all care and effort, entirely effective.

Interaction with the EADS Management Process

The Board of Directors has overall responsibility for the Group's IC and RM environment. EADS' CEOs and EADS' CFO are responsible for ensuring that IC and RM procedures are implemented throughout the Group. In addition, the Audit Committee oversees the Group-wide functioning of IC and RM procedures.

A general management principle of EADS is the delegation of entrepreneurial responsibility and powers to the operational units. Consequently, the day-to-day IC and RM functions are delegated to EADS' Divisions and their respective BUs, whose management is responsible for operating and monitoring the IC and RM systems.

This principle of subsidiarity entails a clear separation of responsibilities between EADS headquarters and the Divisions or BUs. EADS headquarters sets the overall strategic and operational targets for EADS and assumes the ultimate responsibility for EADS' guidance. The Divisions and BUs retain responsibility for all operational matters and activities within their scope, subject to audit.

2.1.5.2 Risk Management System

Risk is an inherent aspect of all entrepreneurial activity. To fulfil the expectations of its shareholders, EADS must pursue opportunities that involve the acceptance of a certain degree of risk. See "Risk Factors" for information on certain risks to which the Group is exposed.

Early identification and professional management of these risks is fundamental to business success. EADS recognises this fact and has always managed risks at all levels within the organisation.

In response to developments in Corporate Governance legislation, EADS harmonized its existing RM processes at the Group level further to ensure that risks are continuously and consistently (i) identified, (ii) analysed, (iii) controlled, (iv) monitored and (v) reported.

Through the RM procedures, risks are identified and their likelihood of occurrence and possible extent of damage is assessed, usually measured in terms of their effect on operating profit.

Division and BU management are responsible for developing and initiating appropriate measures to avoid, reduce, or hedge the probability and / or impact of the identified risks.

Information on risks is gathered and updated regularly to provide Division and BU management with an up-to-date analysis of the significant risks within the Group, as well as with information on the activities initiated to mitigate or avoid such risks. This information is used for decision making throughout the relevant EADS management processes.

In addition, the evolution of major risks and the development of the countermeasures taken in response are monitored on a regular basis by Division and BU management, who in turn report to the CEOs and CFO.

The RM system encompasses all risks to which EADS is exposed, including risks inherent in the day-to-day business processes of the Group. EADS' IC system, described below, is designed to manage these process-inherent risks. The relevant risks are subject to a management discussion process on Group level.

2.1.5.3 Internal Control Framework

EADS maintains an **integrated Group-wide IC framework** with the purpose of providing reasonable assurance to the Board of Directors, the CEOs and the CFO that process-inherent risks arising from the Group's activities are being effectively managed, based on a variety of IC procedures. The framework embodies the systems of policies and procedures within EADS designed to:

- ensure compliance with laws and regulations applicable to the Group, as well as with internal Group policies;
- enable the Group to identify and respond to significant operational, financial and compliance risks throughout EADS; and
- ensure the quality of financial reporting, including design and implementation of processes to generate a flow of timely, relevant and reliable information.

Certain subsidiaries, such as Airbus, and joint ventures, such as MBDA, operate IC procedures that are customized to their specific businesses - these procedures conform to the overall EADS IC framework. Conformity with the IC framework is ensured, inter alia, through EADS' presence on such affiliates' supervisory and management bodies (e.g., Airbus Shareholders' Committee, MBDA Board of Directors, respective audit committees).

Sources and Standards for IC Procedures and Framework

The core policies, procedures and thresholds that define EADS' IC environment are communicated throughout the Group through:

- codes of conduct (e.g., EADS Code of Ethics, Corporate Social Responsibility policies (see "Part 2 / Chapter 2 Corporate Social Responsibility"));
- handbooks (e.g., "EADS Corporate Management Principles and Responsibilities", the "Financial Control Handbook");
- manuals (e.g., Treasury Procedures, "Accounting Manual", "Reporting Manual"); and
- guidelines (e.g., "Funding Policy").

Written internal rules govern the operations of key elements of the EADS IC framework; that is the Board of Directors and its Audit Committee. IC procedures at certain subsidiaries and joint ventures are derived from the relevant shareholders' agreements applicable thereto.

External standards influencing the EADS IC framework include the "Internal Control - Integrated Framework" defined by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), as well as industry-specific standards as defined by the International Standards Organization (ISO).

Monitoring of Internal Controls

Responsibility for the operation of the IC system lies with the management of the Divisions and the BUs, as well as with the relevant EADS headquarters functions. They ensure that the appropriate controls to meet the control objectives defined in the IC templates are in place and operate effectively on an ongoing basis.

As part of the development of the IC framework, EADS has instituted formalized risk and control self-assessment mechanisms, to be applied by each business process owner on a regular basis. Based on these mechanisms, management of each Division, BU and headquarters function prepares formal statements as to the adequacy and effectiveness of the IC systems within their scope of responsibility.

The analysis and statements made by Divisions, BUs, and headquarters functions are discussed in depth between EADS CEOs and CFO and the respective Division and BU CEOs and CFOs or the headquarters functions heads. These discussions serve to prioritize potential issues at EADS level, define and commit appropriate actions if needed, and draw conclusions for the overall EADS IC and RM report.

The initial risk-based review of the effectiveness of the Group's IC system started in 2005 and will continue throughout 2006 with the support of external auditors.

EADS' ongoing monitoring activities include the following:

- Scoping: The scoping process delivers the foundation for all following IC process steps by identifying the significant business processes and sub-processes at Legal Entity (**"LE"**) level.
- Self-assessment: On the basis of the business processes in scope, the IC templates have to be completed by assessing the design (are the existing controls sufficient for meeting the control objective?) and operating effectiveness (are the controls working as intended?) of the controls in place.
- Evaluation and prioritization: Control deficiencies identified during the self-assessment process need to be evaluated and prioritized into minor deficiencies, significant deficiencies and material weaknesses.
- Remediation and monitoring: For each identified deficiency, a remediation action needs to be defined and implemented. The progress is monitored by the BUs and reported to EADS headquarters.
- Re-testing: To verify the successful implementation of the remediation actions, the remediated controls needs to be re-assessed.
- Sub-representation and management discussion: Once every year, identified significant deficiencies and material weaknesses have to be reported in sub-representation letters, providing assurance of management assessment of the quality of the IC systems and of the IC risk exposure.
- Independent review: Each year, corporate audit provides an independent review of the status of the IC systems in selected Divisions and BUs.
- Training: Relevant personnel (e.g., IC Coordinators, Process Owners) receive training in order to be informed of new / changed laws and regulations regarding IC and to be updated on relevant process steps and corresponding binding activities within the IC systems.

Management Sign-Off Process

Since the 2004 reporting cycle, a formalized sign-off process is in place whereby EADS' CEOs and CFO will confirm to the Board of Directors that, to the best of their knowledge:

- the IC system is adequately structured to ensure the reliability of financial reporting within EADS;
- the control activities in place are completely and accurately described in the IC templates and / or other relevant process documentation and guidelines;
- the owner of each control activity is clearly identified; and
- the controls in place are appropriate for EADS' business and meet the defined control objectives.

The CEOs' and the CFO's IC statements, submitted to the Board of Directors through the Audit Committee, will be based on the self-assessment and review processes described above, and will be founded upon similar statements provided to the CEOs and CFO by Division and BU management as well as the management discussions mentioned above.

2.1.5.4 Business Processes Covered by Internal Control Framework

Based on EADS' activities, seventeen high-level business processes have been identified within EADS. They are categorized into core processes (research and development, production, sales, after sales and program management), support processes (procurement, human resources, accounting, fixed assets, treasury, information technology, mergers & acquisitions, legal and insurance) and management processes (internal audit, controlling and management controls). Set out below is a description of certain of these business processes, and the correlating IC procedures, covering risks that have a significant potential of affecting the Group's financial condition and results of operations [1].

Accounting

At the core of EADS' IC framework are accounting processes and controls designed to ensure the reliability of the financial statements and other financial information used by management and disclosed to EADS' investors and other stakeholders. These processes and controls are part of an overall financial control model integrating strategic planning, operative planning, measurement and reporting, decisions / actions and financial market communication. This integrated approach to planning and reporting aims to improve internal communication and transparency across departments and organizational units within EADS, which are essential to the preparation of accurate and reliable financial statements.

Consolidation Procedures — External Financial Reporting

The EADS financial control model defines the planning and reporting procedures that apply to all operational units of the Group, as well as the responsibilities of the CFO, who is charged with developing, implementing and monitoring these procedures. Among the CFO's primary tasks is overseeing the generation of consolidated financial statements for EADS, which are prepared under the direct supervision of the Chief Accounting Officer (**"CAO"**). The CAO is responsible for the operation of the Group's consolidation systems and rules and for the definition of Group-wide accounting policies, reporting rules and financial guidelines that ensure the consistency and quality of financial information reported by the BUs and Divisions. EADS' accounting policies are set out in a written accounting manual, which is agreed with the Company's external auditors. Changes to the EADS accounting manual require approval by the CAO, and, where significant changes are involved, the CFO or the Board of Directors (based upon the advice of the Audit Committee).

Control of the financial reporting process is effected not only through the elaboration of Group-wide accounting systems and policies, but also through an organized process for extracting quality information from the reporting units on a timely basis. The EADS reporting process is briefly summarized below:

BU accounting departments record information using the EADS accounting consolidation software, following centrally defined EADS accounting policies which comply with IFRS, the Group-wide applied accounting principle. Accountants at EADS headquarters, who are responsible for each Division, monitor and verify the work of the relevant BU accounting departments. The Division accountants also provide direct support to the BUs to ensure the correct application of the EADS accounting policies.

During the course of each reporting cycle, BU CFOs frequently meet with the EADS CAO to discuss the financial information generated by the BUs.

Prior to being disclosed to the public and subsequently submitted for approval to the shareholders, the consolidated financial statements are audited by the Company's external auditors, reviewed by the Audit Committee and submitted for approval by the Board of Directors.

Controlling

The controlling function has developed a value-driven economic and financial corporate measurement system and methodology on an industry benchmark level. The core planning, tracking and reporting tasks of the controlling department provide it with a global overview of the Group. As a result, the controlling department is also called on to interact with other headquarters functions to ensure that corporate activities, such as mergers and acquisitions (**"M&A"**) and sourcing, are carried out in accordance with the Group-level policies and strategies. This global overview also makes controlling an integral element of the risk assessment process.

(1) *This report is therfore not an exhaustive description of all the Group's IC procedures.*

The EADS financial reporting policies and procedures, described above, are also designed to provide Management with updated (at least monthly) decision-oriented management information to control the operational performance of the Group. This information includes regular cash and treasury reports, as well as other financial information used for future strategic and operative planning and control and supervision of economic risks arising from the Group's operations.

Treasury

Treasury management procedures, defined by EADS' central treasury department at Group headquarters, enhance management's ability to identify and assess risks relating to liquidity, foreign exchange rates and interest rates. Controlled subsidiaries fall within the scope of the centralized treasury management procedures. For instance, besides daily operational interface, Airbus Treasury Committee meetings, comprising the EADS Group treasurer, the Airbus CFO or treasurer, and BAE's treasurer (and / or its nominee), are held on a regular basis to oversee Airbus' foreign exchange and interest rate exposures and hedging activities, funding, and sales and project finance activities. Similar monitoring procedures exist for jointly-controlled affiliates, such as MBDA.

Cash Management

Maintenance of liquidity to support operations is one of the primary missions of the EADS central treasury department. Monthly cash planning and reporting by the central treasury department, in conjunction with the controlling department, provides management with the information required to oversee the Group's cash profile and to initiate necessary corrective action in order to ensure overall liquidity.

To maintain targeted liquidity levels, and to safeguard cash, EADS has implemented a cash pooling system with daily cash sweeps from the controlled subsidiaries to centrally managed accounts. Payment fraud prevention procedures have been standardized throughout the Group.

Hedge Management

Commercial operations generate material foreign exchange and interest rate exposures. A Group hedging policy is defined and updated regularly by the Board of Directors. In order to ensure that all hedging activity is undertaken in line with the Group hedging policy, the central treasury department executes all hedging transactions. The central treasury department conducts ongoing risk analysis and proposes appropriate measures to the Divisions and BUs with respect to foreign exchange and interest rate risk. Subsidiaries are required to calculate, update and monitor their foreign exchange and interest rate exposure with the EADS central treasury department on a monthly basis, in accordance with defined treasury procedures. See "1.1.8 Hedging Activities".

A significant portion of the Group's foreign exchange exposure relates to the activities of Airbus, the implementation of whose hedging policy is overseen by the Airbus Shareholders' Committee. The Airbus Treasury Committee, consisting of Airbus and EADS central treasury department representatives, monitors foreign currency exposure and decides on the detailed implementation of the Airbus hedging policy. Actual hedging transactions are executed by the EADS central treasury department. See "1.1.7.4 Sales Financing" and "Notes to Consolidated Financial Statements (IFRS) — Note 22: Financial Liabilities".

Sales Financing

In connection with certain commercial contracts, EADS may agree to enter into sales financing arrangements. In respect of sales financing at Airbus, an annual sales financing budget, defined in the EADS operative planning process, is agreed by the Airbus Shareholders' Committee. The Airbus Treasury Committee approves sales financing transactions on a case-by-case basis, in line with its risk assessment guidelines.

Procedures for Monitoring Off-Balance Sheet Liabilities

Within EADS, off-balance sheet liabilities mainly arise in connection with lease arrangements, extensions of guarantees and pending or threatened litigation. Divisions and BUs are required to record, or to provide information on, all financial guarantees in a tracking system. Guarantees for amounts in excess of a certain threshold must be approved by the CFO, the CEOs or the Board of Directors, as the case may be.

Management has instituted procedures to monitor the level of certain off-balance sheet liabilities throughout the Group. In particular, a specialized guarantee tracking system has been rolled out to monitor exposure arising from guarantees throughout the Group.

For Airbus and jointly controlled affiliates, such as MBDA, summary information on guarantee-related off-balance sheet exposure is captured by EADS Headquarters based on regular reports of this exposure and discussed in the Airbus and MBDA treasury committee.

Sales

Commercial contracts entered into by EADS' operating subsidiaries have the potential to expose the Group to significant financial, operational and legal risks. To control these risks, Management has implemented contract proposal review procedures to ensure that EADS does not enter into material commercial contracts that expose it to unacceptable risk or are not in line with the Group's overall objectives. These procedures include (i) Board of Directors-approved thresholds and criteria for determining the risk and profitability profile of proposed contracts and (ii) a mandated pre-approval process for contracts defined as "high-risk".

Contracts falling within the defined threshold categories require approval by the CFO. Contracts that are deemed "high-risk" must be submitted to a standing Commercial Committee (with the COO for Finance and the COO of Marketing, Strategy and Global Development serving as permanent members). This committee is responsible for reviewing the proposal and submitting a decision-leading recommendation to the CEOs. Its specific role and responsibilities are defined in a set of internal rules adopted by the EADS Executive Committee.

In the case of Airbus, contracts are approved in accordance with Airbus' own Corporate Governance policy, which is based on EADS guidelines and the Airbus Shareholders' Agreement. In general, where EADS shares control of a subsidiary with a third party, the Commercial Committee is responsible for forming the EADS position on proposed commercial contracts.

Mergers and Acquisitions

With respect to merger, acquisition and divestiture activities of the Group, Management has implemented transaction review and approval procedures centralized at EADS headquarters. The IC procedures require all M&A transactions to be reviewed by an M&A Committee. The M&A Committee is chaired by the head of Strategic Coordination, and includes the CFO and the directors of Group headquarters level M&A and controlling departments. Legal Affairs is permanently represented on the M&A Committee, and representatives of other departments are also invited to attend meetings.

Projects that are considered non-strategic and fall under a defined value threshold are reviewed and approved by the M&A Committee. Strategic and high-value projects require additional approval by the CEOs or the Board of Directors. This review and approval procedure is carried out at four critical stages of the M&A process, beginning with an analysis of the strategic fit and definition of the legal framework and concluding with a final review of the overall transaction.

Legal

EADS is subject to a myriad of legal regimes in each jurisdiction in which it conducts business. The EADS Legal Affairs directorate, in coordination with the Division and BU legal departments, is responsible for implementing and overseeing the procedures designed to ensure that EADS' activities comply with all applicable laws, regulations and requirements. It is also responsible for overseeing all litigation affecting the Group, as well as for the legal safeguarding of the Group's assets, including intellectual property.

Legal Affairs, together with the Corporate Secretary, also plays an essential role in the design and administration of (i) the EADS Corporate Governance procedures and (ii) the legal documentation underlying the delegation of powers and responsibilities and defining the EADS management and IC environment.

Internal Audit

The EADS Internal Audit department, under the direction of the Corporate Secretary, provides Management with a risk-based evaluation of the effectiveness of the Group's IC procedures. Based upon an approved annual audit plan and a global risk assessment of the Group's activities, the Internal Audit department (i) reviews operational processes for risk management and operating efficiency improvement opportunities and (ii) monitors compliance with legal requirements and internal policies, process guidelines and procedures (e.g., compliance with EADS' accounting policies). Internal Audit also involves ad hoc reviews, performed at the request of management, focusing on current (e.g., suspected fraudulent activities) and future (e.g., contract management) risks.

Procurement

A group with the size and complexity of EADS requires a common sourcing policy to maximize market effort and minimize inefficiencies in the procurement process. To ensure that corporate sourcing is carried out in an efficient and ethical manner, a set of common purchasing processes, in line with a common sourcing strategy, is defined and implemented by the head of Corporate Sourcing and the Procurement Directors Board.

2.1.5.5 Outlook for Evolution of EADS' IC and RM Systems

Building on the results of the comprehensive IC and RM review and evaluation process carried out in 2005, EADS will critically assess the results over the course of 2006. As a result of the ongoing monitoring activities of the IC and RM systems' effectiveness, such as the self-assessments and the Internal Audit's review, further enhancements and modifications to the IC and RM systems are expected throughout 2006. These enhancements and modifications are intended to ensure that EADS continues to operate in accordance with global best IC and RM practices.

2.2 Interests of Directors and Principal Executive Officers

2.2.1 Compensation Granted to Directors and Principal Executive Officers

EADS' remuneration policy aims at attracting and retaining talents that will contribute to the Group's business success. The compensation policy is therefore designed to focus efforts on what the Group wants to value and reward.

The Board of Directors is composed of Non-Executive Directors and Executive Directors (who are also members of the Executive Committee).

Compensation of the Directors

The Non-Executive Directors are entitled to receive an accumulated total target compensation as a group of Non-Executive Directors on a full year basis of €900,000. This target compensation includes (i) a fixed part of €30,000 per director and €60,000 per chairman, (ii) a fee for participation in Board of Directors' meetings and Committee meetings (if such Committee meetings take place on a different date than the Board of Directors' meetings) of €5,000 per director and €10,000 per chairman, per meeting and (iii) a variable part composed of a profit sharing calculated, on the basis of EBIT* (75%) and cash (25%) results of the Group, of €50,000 per director and €100,000 per chairman at 100% target achievement. The rules for the profit sharing calculation on the basis of EBIT* (75%) and cash (25%) results of the Group for the Non-Executive Directors are the same as for the members of the Executive Committee (see below "— Compensation of the Members of the Executive Committee"). The Non-Executive Directors do not have termination packages.

The Executive Directors receive neither fees for participation in Board of Directors' meetings nor any dedicated compensation as members of the Board of Directors in addition to their compensation as members of the Executive Committee (see below "— Compensation of the Members of the Executive Committee"). The Executive Directors are eligible for benefits under stock option plans (see "2.3.3 Options Granted to Employees") and under employee share ownership plans in their capacity as qualifying employees (see also "2.3.2 Employee Share Offering"). Additionally, the Executive Directors are entitled to pension benefits.

The amounts of the various components constituting the compensation granted to Executive Directors and Non-Executive Directors during 2005 together with additional information such as the number of stock options and details of the pension benefits entitlements of the Executive Directors are set out in "Notes to the Company Financial Statements — Note 9: Remuneration".

The Executive Directors are also entitled to a termination package when they leave the Company as a result of a decision of the Company. The employment contracts for Executive Directors are concluded for an indefinite term with an indemnity of up to a maximum of 24 months of their target income. The maximum 24 months indemnity can be reduced prorata depending on the age of retirement.

Compensation of the Members of the Executive Committee

The members of the Executive Committee, including Executive Directors but also members of the Executive Committee who are not members of the Board of Directors, are entitled to receive for the year 2005 an accumulated total target compensation on a full year basis of €10,654,987. This target compensation is calculated *pro rata* for the Executive Directors present in the Company on 31 December 2005. This compensation is divided for the Chief Executive Officers into a 45% fixed part and a 55% variable part and for the other Executive Directors into a 50% fixed part and a 50% variable part (in practice, the variable part can exceed 50% of the total compensation in case of overachievement of the targets). The variable part is calculated on the basis of two equal components: (i) a profit sharing calculated on the basis of EBIT* (75%) and cash (25%) results of the Group and (ii) a bonus corresponding to individual achievements.

The total compensation paid by EADS and all its Group companies to the two former Chief Executive Officers of the Company, Mr. Philippe Camus and Mr. Rainer Hertrich, during the year 2005 was €1,948,941 each. Under the terms of their employment contracts, the former CEOs were also entitled to a termination package of €2,550,000 each (i.e., 18 months of total target income).

The total compensation paid by EADS and all its Group companies to the two new Chief Executive Officers of the Company, Mr. Thomas Enders and Mr. Noël Forgeard, during the year 2005 was €450,000 each.

2.2.2 Options Granted to the Two Chief Executive Officers

See "2.3.3 Options Granted to Employees".

2.2.3 Related Party Transactions

EADS being a company incorporated under Dutch law, Articles L.225-38 to L.225-43 and L.225-86 to L.225-91 of the French *Code de Commerce* on related party transactions are not applicable to it.

Article 2:146 of the Dutch Civil Code provides as follows:

"Unless the articles of association provide otherwise, a company (*naamloze vennootschap*) shall be represented by its board of supervisory directors in all matters in which it has a conflict of interest with one or more of the members of its Board of Directors. The shareholders' meeting shall at all times have powers to designate one or more persons for this purpose". In the case of EADS, the Articles of Association do provide otherwise since they enable the Board of Directors to have power to represent the Company in matters where the Company has a conflict of interest with one or more members of the Board of Directors.

During the year 2005, no agreement was entered into by the Company with one of its directors or principal officers or a shareholder holding more than 5% of the voting rights of the Company outside the ordinary course of business and in conditions other than arm's length conditions.

For a description of the relationships between the Company and its principal shareholders, see "Part 2 / 3.3.2 Relationships with Principal Shareholders". Other than the relationships between the Company and its principal shareholders described in Part 2 / 3.3.2, to the Company's knowledge, there are no potential conflicts of interest relative to the Company between the duties of the Directors and their respective private interests or other duties.

As indicated in "Part 2 / 3.1.3.1 Ongoing Disclosure Obligations", according to Article 35 of the Spanish Securities Market Act 24 / 1988, of 28th July 1988, as amended (the "**Spanish Securities Act**") and Order EHA / 3050 / 2004 of 15th September, the Company must provide detailed information, including, without limitation, the number and amount of the transactions, in relation to every transaction carried out with any related party in the half-yearly information which the Company is required to file with the *Comisión Nacional del Mercado de Valores* (the "**CNMV**") and the Spanish Stock Exchanges, without prejudice to information to be included in the annual Corporate Governance report to be filed with the CNMV on an annual basis (the "**Annual Corporate Governance report**" pursuant to the Ministry of Economy Order

3722 / 2003 dated 26th December 2003 (the "**Ministerial Order**")).

Pursuant to the Spanish Securities Act, the Company has to provide detailed information about transactions carried out with (i) directors which are outside the ordinary activity of the Company or which are not in market conditions; and (ii) any related party which are material due to their amount or for an adequate understanding of the public economic information.

2.2.4 Loans and Guarantees Granted to Directors

EADS has not granted any loans to its Directors or members of the Executive Committee.

2.3 Employee Profit Sharing and Incentive Plans

2.3.1 Employee Profit Sharing and Incentive Agreements

EADS' remuneration policy is strongly linked to the achievement of individual and Company objectives, both for each Division and for the overall Group. A stock option plan has been established for the senior management of the Group (see "2.3.3 Options Granted to Employees") and employees were offered shares at favourable conditions at the time of the public offering and listing of EADS (see "2.3.2 Employee Share Offering").

EADS France has profit sharing plans (*accords de participation*), in accordance with French law, and specific incentive plans (*accords d'intéressement*), which provide bonuses to employees based on the achievement of productivity, technical or administrative milestones.

EADS Deutschland GmbH's remuneration policy is, to a large extent, flexible and strongly linked to the EBIT* of the company, the increase in value of the company and the achievement of individual objectives.

EADS CASA, which does not have a profit sharing policy, allows technicians and management to receive profit-related pay, subject to the achievement of the general company objectives and individual performance.

2.3.2 Employee Share Offering

As part of its initial public offering, EADS offered to qualifying employees approximately 1.5% of its total share capital after the global offering. This employee offering of up to 12,222,385 shares included an option allowing qualifying employees to leverage their investment in the shares they purchased. Under this option, the investment consisted of the amount paid plus an amount resulting from a swap agreement of the investment management company for this option, that equalled nine times such amount paid. Qualifying employees were offered shares at a price of €15.30, being the price for the retail offering, less a discount of 15%.

The employee offering was open only to employees who:

- had at least three months' seniority;
- had French, German or Spanish employment contracts; and
- were employed by companies incorporated under French, German or Spanish law in which EADS held (i) the majority of the share capital or (ii) at least 10% of the share capital, provided such minority-owned companies were designated as eligible by EADS.

Depending on whether the employee purchased shares through a French, German or Spanish plan, directly or via a mutual fund, the employee is restricted from selling the shares for one of the following lock-up periods: 18 months, three years, five years or six years.

A total number of 11,769,259 shares were subscribed for in the employee offering. Shares were delivered on 21st September 2000.

In October 2001, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,017,894 shares of a nominal value of €1 each.

The employee offering (*note d'opération préliminaire* approved by the COB (former name of the *Autorité des marchés financiers* (the "**AMF**")) on 8th October 2001 under number 01-1200 and *note d'opération définitive* approved by the COB on 13th October 2001 under number 01-1209) was open only to employees who:

- had at least three months' seniority;

- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in South Africa, Germany, Brazil, Canada, Spain, the United States, the United Kingdom, France, Italy, Morocco, Mexico and Singapore.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €10.70 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €10.70 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,017,894 shares were subscribed for in the employee offering. Shares were delivered on 5th December 2001.

In October 2002, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,022,939 shares of a nominal value of €1 each.

The employee offering (*note d'opération préliminaire* approved by the COB on 30th September 2002 under number 02-1062 and *note d'opération définitive* approved by the COB on 11th October 2002 under number 02-1081) was open only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in Germany, Brazil, Canada, Spain, the United States, the United Kingdom, France, Italy, Mexico and Singapore.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €8.86 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €7.93 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,022,939 shares were subscribed for in the employee offering. Shares were delivered on 4th December 2002.

In October 2003, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,027,996 shares of a nominal value of €1 each.

The employee offering (*note d'opération* approved by the COB on 25th September 2003 under number 03-836) was given only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in Germany, Belgium, Canada, Spain, the United States, the United Kingdom, France, Ireland, Mexico, the Netherlands and Singapore.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €12.48 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €12.48 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 1,686,682 shares were subscribed for in the employee offering. Shares were delivered on 5th December 2003.

In October 2004, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,018,000 shares of a nominal value of €1 each.

The employee offering (*note d'opération* approved by the AMF on 10th September 2004 under number 04-755) was given only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) a company in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered office is located in Germany, Belgium, Canada, Spain, the United States, the United Kingdom, France, Ireland, Mexico, the Netherlands, Singapore, Australia and Finland.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €18 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €18 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 2,017,822 shares were subscribed for in the employee offering. Shares were delivered on 3rd December 2004.

In June 2005, EADS offered to qualifying employees a maximum of 0.25% of its total issued share capital before the offering. This employee offering was for up to 2,025,000 shares of a nominal value of €1 each.

The employee offering (*note d'opération* approved by the AMF on 4th May 2005 under number 05-353) was given only to employees who:

- had at least three months' seniority;
- were employed by (i) EADS or (ii) one of its subsidiaries or (iii) companies in which EADS holds at least 10% of the share capital and over whose management it has a determining influence and whose registered offices are located in Germany, Australia, Belgium, Canada, Spain, the United States, Finland, France, the United Kingdom, Ireland, Mexico, the Netherlands, Poland and Singapore.

The employee offering was divided into two tranches:

- shares subscribed for by qualifying employees in Group employee savings plan were offered for a price of €18.86 per share;
- shares subscribed for by qualifying employees directly were offered for a price of €18.86 per share.

The employees are generally restricted from selling the shares offered in this employee offering for one year and sometimes more in certain countries.

A total number of 1,938,309 shares were subscribed for in the employee offering. Shares were delivered on 29th July 2005.

2.3.3 Options Granted to Employees

At its 26th May 2000, 20th October 2000, 12th July 2001, 9th August 2002, 10th October 2003, 8th October 2004 and 9th December 2005 meetings, the Board of Directors of the Company, using the authorisation given to it by the shareholders' meetings of 24th May 2000, 10th May 2001, 6th May 2003 and 11th May 2005 approved the granting of stock options for subscription of shares in the Company. The principal characteristics of these options as at 31st December 2005 are summarised in the table below:

	First tranche	Second tranche
Date of General Meeting	24th May 2000	24th May 2000
Date of Board meeting	26th May 2000	20th October 2000
Number of options that were granted	5,324,884	240,000
Number of options outstanding	2,440,381	104,350
Of which: shares that may be subscribed by directors and officers	720,000	60,000
Total number of eligible employees	Approximately 850	34
Date from which the options may be exercised	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules — see "Part 2 / 3.1.3 Governing Law — Dutch Regulations").	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules — see "Part 2 / 3.1.3 Governing Law — Dutch Regulations").
Date of expiration	Tenth anniversary of the date of grant of the options	Tenth anniversary of the date of grant of the options
Exercise price	€20.90	€20.90
Number of options exercised	2,179,019	119,650

	Third tranche	Fourth tranche
Date of General Meeting	10th May 2001	10th May 2001
Date of Board meeting	12th July 2001	9th August 2002
Number of options that were granted	8,524,250	7,276,700
Number of options outstanding	5,288,723	4,359,189
Of which: shares that may be subscribed by:		
- Mr. Philippe Camus*	135,000	135,000
- Mr. Rainer Hertrich*	135,000	135,000
- the 10 employees having being granted the highest number of options during the year 2001 (third tranche) and 2002 (fourth tranche)	738,000	808,000
Total number of eligible beneficiaries	Approximately 1,650	Approximately 1,562
Date from which the options may be exercised	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules — see "Part 2 / 3.1.3 Governing Law — Dutch Regulations").	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules — see "Part 2 / 3.1.3 Governing Law — Dutch Regulations").
Date of expiration	Tenth anniversary of the date of grant of the options	Tenth anniversary of the date of grant of the options
Exercise price	€24.66	€16.96
Number of options exercised	2,069,027	2,672,036

	Fifth tranche	Sixth tranche
Date of General Meeting	6th May 2003	6th May 2003
Date of Board meeting	10th October 2003	8th October 2004
Number of options that may be subscribed	7,563,980	7,777,280
Number of options outstanding	6,493,005	7,699,060
Of which: shares that may be subscribed by:		
- Mr. Philippe Camus*	135,000	135,000
- Mr. Rainer Hertrich*	135,000	135,000
- the 10 employees having being granted the highest number of options during the year 2003 (fifth tranche) and 2004 (sixth tranche)	808,000	808,000
Total number of eligible beneficiaries	Approximately 1,491	Approximately 1,495
Date from which the options may be exercised	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options (subject to specific provisions contained in the Insider Trading Rules — see "Part 2 / 3.1.3 Governing Law — Dutch Regulations").	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options and when applicable, subject to certain performance conditions (subject to specific provisions contained in the Insider Trading Rules — see "Part 2 / 3.1.3 Governing Law — Dutch Regulations").
Date of expiration	Tenth anniversary of the date of grant of the options	Tenth anniversary of the date of grant of the options
Exercise price	€15.65	€24.32
Number of options exercised	885,125	0

	Seventh tranche
Date of General Meeting	11th May 2005
Date of Board meeting	9th December 2005
Number of options that were granted	7,981,760
Number of options outstanding	7,981,760
Of which: shares that may be subscribed by:	
- Mr. Thomas Enders*	135,000
- Mr. Noël Forgeard*	135,000
- the 10 employees having being granted the highest number of options during the year 2005 (seventh tranche)	940,000
Total number of eligible beneficiaries	Approximately 1,608
Date from which the options may be exercised	50% of options may be exercised after a period of two years and four weeks from the date of grant of the options; 50% of options may be exercised as of the third anniversary of the date of grant of the options and when applicable, subject to certain performance conditions (subject to specific provisions contained in the Insider Trading Rules — see "Part 2 / 3.1.3 Governing Law — Dutch Regulations")
Date of expiration	Tenth anniversary of the date of grant of the options
Exercise price	€33.91
Number of options exercised	0

(*) *For more information in respect of options granted to the Executive Directors, see "Notes to the Company Financial Statements — Note 9: Remuneration".*

For information in respect of options cancelled and exercised during the year, see "Notes to the Consolidated Financial Statements (IFRS) — Note 31: Share-based Payment".

For information on the transactions carried out by the members of the Board of Directors and the Executive Committee see EADS's website and / or the relevant stock exchange authorities' website.

3 Outlook

3.1 2006 Financial Outlook

Revenues

The anticipated progression of Airbus deliveries in 2006, and higher volume from its combined defence businesses, are expected to result in increased 2006 revenues as compared to 2005.

EBIT*

EADS anticipates that in 2006 it will experience higher Airbus sales volume and that improvements will be made in operational efficiencies across all of its business divisions, despite expected higher research and development costs and the continuing U.S. Dollar headwind arising from the maturity of less attractive hedges. Consequently, EADS expects that its EBIT* in the 2006 financial year will increase as compared to its EBIT* in 2005.

Cash

EADS' cash flow generation was strong in 2005. Despite the planned build up of inventories related to the aircraft delivery ramp-up (particularly for the A380) in 2006, EADS' believes that Free Cash Flow before Customer Financing will remain robust in 2006.

EPS

Based on an anticipated average of shares for 2006 and on a U.S. Dollar 2006 year-end closing rate similar to the closing rate in 2005, EADS believes that its EPS in the 2006 financial year will increase as compared to 2005.

3.2 2006 Calendar of Financial Communication

2005 Annual Results Release: 8th March 2006

Annual General Meeting: 4th May 2006

First Quarter 2006 Results Release: 16th May 2006

First Half 2006 Results Release: 27th July 2006

Global Investor Forum: 21st and 22nd September 2006

Third Quarter 2006 Results Release: 8th November 2006

Cover image
Airbus A380

European Aeronautic Defence and Space Company EADS N.V.
Le Carré, Beechavenue 130-132
1119 PR Schiphol-Rijk
The Netherlands

www.eads.com

This document is also available at the following addresses:
European Aeronautic
Defence and Space Company
EADS N.V.

In France
37, boulevard de Montmorency
75781 Paris cedex 16 - France

In Germany
81663 Munich - Germany

In Spain
Avenida de Aragón 404
28022 Madrid - Spain



Business, Legal and Corporate Responsibility 2005


EADS

The step beyond

The complete EADS Annual Report Suite 2005 consists of:


EADS
Annual Review
2005
Leading
Edge

Annual Review
2005 (1)


Financial
Statements
and Corporate
Governance
2005

Financial Statements and
Corporate Governance
2005 (2)


Business,
Legal and
Corporate
Responsibility
2005

Business, Legal and
Corporate Responsibility
2005 (3)
(available on request)



The online version of the Annual Report Suite 2005 is available at www.reports.eads.com


SEC MAIL PROCESSING
RECEIVED
JUN 0 1 2006
WASH, D.C.
199
SECTION


EADS

BUSINESS, LEGAL AND CORPORATE RESPONSIBILITY

EADS Registration Document

Part 2

(Business, Legal and Corporate Responsibility)

European Aeronautic Defence and Space Company EADS N.V. (the "**Company**" or "**EADS**") is a Dutch company, which is listed in France, Germany and Spain. Given this fact, the applicable regulations with respect to public information and protection of investors, as well as the commitments made by the Company to securities and market authorities, are described in this registration document (the "**Registration Document**").

This Registration Document was prepared in accordance with Annexe 1 of the EC Regulation 809/2004, filed in English with, and approved by, the *Autoriteit Financiële Markten* (the "AFM") on 26th April 2006 in its capacity as competent authority under the *Wet toezicht effectenverkeer* 1995 (as amended) pursuant to the Directive 2003/71/EC. When used as a Registration Document, this document entitled Business, Legal and Corporate Responsibility - (Registration Document Part 2) must be read in conjunction with the document entitled Financial Statements and Corporate Governance - (Registration Document Part 1). This Registration Document may be used in support of a financial transaction as a document forming part of a prospectus in accordance with Directive 2003/71/EC only if it is supplemented by a securities note and a summary approved by the AFM.

Business, Legal and Corporate Responsibility

Registration Document - Part 2

Financial Statements and Corporate Governance

Registration Document – Part 1

Chapter 2 - Corporate Governance p. 127

Chapter 3 - Outlook 159

EADS Business, Legal and Corporate Responsibility

Registration Document - Part 2

Chapter 3 - General Description of the Company and its Share Capital p. 95

Chapter 4 - Entity Responsible for the Registration Document 133

1 Information on EADS Activities

1.1 Presentation of the EADS Group

1.1.1 Overview

Due to the nature of the markets in which EADS operates and the confidential nature of its businesses, any statements with respect to EADS' competitive position set out in paragraphs 1.1 through 1.1.8 below have been based on EADS' internal information sources, unless another source has been specified below.

With consolidated revenues of €34.2 billion in 2005, EADS is Europe's premier aerospace and defence company and the second largest aerospace and defence company in the world. In terms of market share, EADS is among the top two manufacturers of commercial aircraft, civil helicopters, commercial space launch vehicles and missiles systems, and a leading supplier of military aircraft, satellites and defence electronics. In 2005, it generated approximately 77.5% of its total revenues in the civil sector and 22.5% in the military sector.

2005 Highlights

Over the course of the year, EADS continued to position itself for sustained growth and profitability, in line with its strategy of being a leading company in the major global aerospace and defence markets. The record order book of €253 billion at the end of 2005 (consisting of €201 billion in commercial business and €52 billion in defence) constitutes a considerable asset for EADS' future growth.

EADS' business environment in 2005 was characterised by a record year for the aviation industry. Airlines ordered an unprecedented number of commercial aircraft, led by strong demand from low cost carriers and the rapid growth of commercial aviation in Asia. Higher oil prices contributed to an increased demand for fuel-efficient aircraft. In 2005, the two leading aircraft manufacturers combined secured 2,140 new orders for aircraft of 100 seats or more last year, compared with the previous record of 1,528 in 1989 and 1,131 at the peak of the last cycle in 2000. As recently as 2003, orders touched a cyclical low of 524.

For the third year in a row, Airbus delivered more aircraft and took in more orders than Boeing. Airbus received 1,111 gross orders in 2005, representing over 52% of gross new aircraft orders for the year. Airbus delivered 378 aircraft in 2005 (320 aircraft in 2004). In 2005, the A380 made its first flight on 27th April. At year-end, total firm orders for the A380 stood at 159 from 16 customers. In October 2005, to complement the long-range family of Airbus, the EADS Board of Directors approved the industrial launch of the A350 aircraft. At the end of 2005, Airbus had obtained 172 orders and commitments from 13 customers for the A350.

Expanding EADS' capabilities and business revenues in the defence sector is a core strategic priority for the Group. Although sales in the defence sector remained subject to constrained procurement budgets in EADS' home markets, defence-related revenues remain stable at €7.7 billion and the defence-related order book grew from €49 billion at year-end 2004 to €52 billion at year-end 2005. Contributing to this achievement in 2005 were Spain's order for the Taurus air-to-ground missile, an order for Eurofighter self-protection electronics, India's order for Exocet missiles and France's appointment of EADS to develop a new army information and communication system. As part of the Medium Extended Air Defence System ("**MEADS**") International consortium, EADS was awarded a key role in designing and developing the tri-national MEADS system.

The Space Division confirmed its return to profitability in 2005, reflecting the positive impact of two years of major industrial reengineering. EADS Space finished the year with a positive EBIT* of €58 million (as compared to €9 million in 2004).

Strategy

In order to maximise value for its shareholders and to balance its portfolio, the management of EADS (the "**Management**") intends to position EADS as a leading company in major global aerospace and defence markets.

EADS has defined four strategic goals to sustain continuous growth and profitability improvements.

Maintain the long-term parity in commercial aircraft: EADS will strive to lead the commercial aircraft market in terms of product innovation and customer satisfaction, and to further develop its international partnerships.

Develop strong growth drivers in EADS' non-Airbus portfolio: Faced with governmental procurement budget constraints and the scarcity of new programs in Europe, EADS intends to pursue its growth strategy by taking a global approach, with strategic acquisitions of businesses in key markets and with enhanced efforts to offer new solutions capitalizing on EADS' ability to leverage its broad base of capabilities and products.

Become a truly global industrial group: To insure access to the growth potential of markets where the traditional commercial approach has reached its limits, EADS is designing a long-term industrial strategy and implementing an industrial footprint in key markets around the world.

Achieve best-in-class profitability: EADS seeks to reach its long-term strategic goals, while achieving best in class profitability, in every segment in which it operates. The Group has already increased EBIT* margin from 5.5% in 2001 to 8.3% in 2005 (its highest ever EBIT* margin level), and intends to further improve its EBIT* margin in the future.

To achieve the strategic goals outlined above, EADS' management is relying on three principal growth and profitability drivers – internationalisation, innovation and improvement.

Internationalisation

EADS has so far successfully built a European industrial group, with global export sales in excess of 60% outside Europe. While EADS has established a decisive and conclusive presence in non-European markets, it will continue its efforts to solidify its position as a global industrial group. These efforts are orchestrated at the Group level to allow for anticipation, cohesiveness and synergies between the Group's BUs.

In line with this approach, EADS is seeking to establish itself as a strong local player in key markets such as the U.S., China, Russia, South Korea and India. In these markets, EADS is seeking to construct an industrial footprint aimed at establishing long-term market access, while benefiting from high market growth potential, technology potential and structural cost advantages, natural hedging and risk sharing opportunities. Overall, EADS will continue to evolve with the global industrial and commercial landscape focused not only on the above-mentioned key markets, but on other countries with significant potential such as Brazil, Turkey, Poland and Australia.

In the U.S., the goal is to firmly establish a presence as a valued corporate citizen in the world's largest Defence and Homeland Security market. EADS is in the midst of pursuing a four-pillar strategic approach: creating a U.S. industrial presence, developing transatlantic co-operations, acquiring small/mid-sized defence companies and cooperating with U.S. prime contractors. In 2005, several key agreements were reached in line with the Group's strategy: The Military Transport Aircraft Division (the "**MTA Division**" or "**MTA**") with Raytheon for the Future Cargo Aircraft campaign, Northrop Grumman for KC-30 Tanker (including the decision to build the final assembly line in Alabama) and Eurocopter with Sikorsky for the Light Utility Helicopter program.

China has been the pioneer country for the implementation of EADS' long-term industrial approach. Industrial cooperation has been progressively expanded over the past several years, highlighted in 2005 by the signing of key strategic agreements with Chinese partners. Specifically, Eurocopter signed an agreement with AVIC II to jointly develop and produce a new multipurpose helicopter. In addition, Airbus is proposing risk-sharing partnerships and a potential final assembly line for Airbus single-aisle aircraft in China is under evaluation. The Group is committed to long-term strategic partnerships in China, in order to sustain EADS' commercial aircraft leadership.

In South Korea, following a long competitive process, Eurocopter was selected to develop, in collaboration with KAI, a new military transport helicopter (8-ton). This project is expected to serve as a strong foundation for further expansion of EADS' position in South Korea.

India has already proven to be a growth market for commercial opportunities (e.g., 229 Airbus orders in 2005). The current challenge is to use these successes as a foundation for expansion of the defence business, which represents the largest share of potential growth on the Indian market.

As Russia's economy continues to develop in a promising direction, the Russian aerospace and defence industry is gaining new strength through restructuring and consolidation. Through its acquisition in 2005 of a 10% stake in Irkut, EADS is investing in a key player in the future industrial landscape in Russia.

Innovation

A continued focus on technological innovation is critical to EADS' strategy of reinforcing its role as a market leader in the future, offering a broad spectrum of ground-breaking solutions to its customers.

Compared to its peers, EADS has consistently devoted more resources to research and development ("**R&D**") (both in terms of absolute numbers and as a percentage of sales). In 2005, EADS self-financed €2.1 billion of R&D. Management believes that the Group's substantial R&D investment is paying off, both in terms of improvements in the Group's competitive position and the resulting return on investment.

EADS has established challenging targets for its technology innovation approach. The Group's systematic use of the latest digital design and engineering tools underlies its efforts to offer the capability of completing major platform developments in relatively short time frames. EADS intends to accelerate its review of core technologies and its processes for creating or compensating technology gaps vis-à-vis its competitors.

The Group also intends to focus on the screening of disruptive technologies and maintaining openness to outside ideas. EADS will therefore double the technological programs developed in cooperation with academic and industrial partners on an international basis.

In the defence business, the transformation processes of U.S. and European defence forces and public safety agencies as well as the need for a more efficient use of defence budgets have changed the customers' demands. Recognizing these changes, EADS intends to offer new solutions as lead system/capability integrator for defence and homeland security programs as C4ISR (command, control, communication, computers, surveillance and intelligence), Border security, Extended Air Defence, Unmanned Aerial Vehicles and Military Space.

In addition to systems innovation, innovative service solutions are also an important area of focus for the Group in its efforts to broaden programme leadership. EADS intends to further develop an outsourced service offering based on the successes of Paradigm and the prospects of the Future Strategic Tanker Aircraft ("**FSTA**").

Improvement

Transforming the Group's record backlog of more than €253 billion into benchmark profitability will depend on the Group's ability to improve operational performance, measured in terms of time, cost and quality, both within EADS and at its key suppliers.

Management has prioritised the successful implementation and execution of improvement plans and projects throughout the Group. Improvements in operational performance will require real-time visibility of the status of all operational parts and data flows with EADS and its key suppliers. These efforts will be supported by the integrated planning and execution of closed-loop collaborative processes and tools designed to support effective decision making and to enable the launch of early recovery actions.

Organisation of EADS Businesses

EADS principal businesses fall under five Divisions: (1) Airbus, (2) Military Transport Aircraft, (3) Eurocopter, (4) Defence and Security Systems and (5) Space. The chart set out in "— 3.3.6 Simplified Group Structure Chart" illustrates the allocation of activities among these five Divisions.

In June 2005, the former Aeronautics Division, which included the Eurocopter, ATR, EADS EFW, EADS Socata and EADS Sogerma Services BUs, was dissolved and a new Eurocopter Division was created. Following this change to EADS' organisational structure, EADS EFW and EADS Sogerma Services are under the direct responsibility of Gustav Humbert and ATR and EADS Socata are under the direct responsibility of Hans Peter Ring. In the adapted segment reporting, EADS allocates the four legacy Aeronautics BUs to "Other Businesses".

Airbus

Airbus is one of the world's two leading suppliers of commercial aircraft of more than 100 seats. Since it was founded in 1970 up to the end of 2005, Airbus has received 6,307 orders for aircraft from 225 customers worldwide. Its market share of annual deliveries worldwide has grown from 15% in 1990 to 57% in 2005, surpassing its rival Boeing for the third time. At 31st December 2005, its backlog of orders (2,177 aircraft) stood at 80% of total EADS worldwide backlog. Gross order intake was 1,111 aircraft and after accounting for cancellations, net order intake for 2005 was 1,055 aircraft. In 2005, the Airbus Division of EADS earned revenues of €22.2 billion, representing 65% of EADS total revenues. See "— 1.1.2 Airbus".

Military Transport Aircraft

The MTA Division manufactures and sells light and medium military transport aircraft and is responsible for the development of the European heavy military transport A400M project. In addition, the MTA Division produces and sells mission aircraft, which are derived from existing platforms and dedicated to specialised military tasks such as maritime surveillance, antisubmarine warfare and in-flight refuelling capabilities. The MTA Division also designs and manufactures aerostructure elements. The MTA Division earned consolidated revenues of €763 million accounting for 2% of EADS' total revenues for 2005. The €19.7 billion contract to manufacture and deliver the A400M was signed in 2003, contributing to significant future revenue growth for EADS. See "— 1.1.3 Military Transport Aircraft".

Eurocopter

Eurocopter is one of the world's leading producers of helicopters and the leader in the European civil and military helicopter market. Management expects Eurocopter sales in the military market to increase substantially due to the commencement of delivery of the Tiger attack helicopter, the strong backlog of the NH90 military transport helicopter and the increasing demand in military and para-military export markets. In 2005, Eurocopter captured 52% of the worldwide market for civil helicopters and 18% of the worldwide market for military helicopters. The Eurocopter Division earned consolidated revenues of €3.2 billion representing 9% of EADS' total revenues for 2005. See "— 1.1.4 Eurocopter".

Defence and Security Systems

The Defence and Security Systems Division (the "**DS Division**") is active in the field of integrated defence and security solutions including missile systems, combat aircraft, defence electronics, military communications and "homeland security". Its customers are military forces and law enforcement agencies worldwide. In 2005, EADS' subsidiary MBDA maintained as the worldwide leader missile system manufacturer. Its Military Air Systems unit is a leading partner in the Eurofighter consortium and is also active in the UAV field. EADS is the third largest supplier of defence electronics in Europe and plays a significant role in the secure and encrypted military communications market. The DS Division is also increasingly active in the 'homeland security' market. On a consolidated basis, the DS Division earned revenues of €5.6 billion for 2005, representing 16% of EADS' total revenues. See "— 1.1.5 Defence and Security Systems".

Space

EADS is the third largest space systems manufacturing company in the world after Boeing and Lockheed Martin and the leading European supplier of satellites, orbital infrastructures and launchers. The Space Division designs, develops and manufactures satellites, orbital infrastructures and launchers largely through its subsidiaries EADS Astrium and EADS Space Transportation ("**EADS ST**"), and provides space services through its EADS Space Services subsidiary. The Space Division also provides launch services, through its shareholdings in Arianespace, Starsem and Eurockot, as well as services related to telecommunications and earth observation satellites, through dedicated companies, such as Paradigm. For 2005, the consolidated revenues of the EADS Space Division amounted to €2.7 billion, or 8% of EADS' total revenues. See "— 1.1.6 Space".

Investment

Among its significant investments, EADS holds a 46.3% stake in Dassault Aviation, a major participant in the world market for military jet aircraft and business jets. See "— 1.1.8 Investments".

Summary Financial and Operating Data

The following tables provide summary financial and operating data for EADS for the years ended 31st December 2005, 31st December 2004 and 31st December 2003.

Consolidated Revenues for the years ended 31st December 2005, 2004 and 2003 by Division

	Year ended 31st December 2005		Year ended 31st December 2004		Year ended 31st December 2003	
	Amount in € bn	In percentage*	Amount in € bn	In percentage*	Amount in € bn	In percentage*
Airbus	22.2	64.3%	20.2	62.7%	19.0	63.1%
Military Transport Aircraft	0.8	2.2%	1.3	4.0%	0.9	3.1%
Eurocopter***	3.2	9.3%	2.8	8.6%	2.6	8.7%
Defence and Security Systems	5.6	16.4%	5.4	16.7%	5.2	17.1%
Space	2.7	7.8%	2.6	8.0%	2.4	8.0%
Total Divisional Revenues	34.5	100.0%	32.3	100.0%	30.2	100.0%
Other Businesses***	1.1		1.1		1.2	
Headquarters/Eliminations**	(1.4)		(1.6)		(1.3)	
Total Consolidated Revenues	**34.2**		**31.8**		**30.1**	

(*) *Percentage of total divisional revenues before headquarters / eliminations.*

(**) *Includes inter-company eliminations and headquarters sales.*

(***) *In 2005, the former Aeronautics Division was replaced by the Eurocopter Division. The consolidated revenues of the other BUs comprising the former Aeronautics Division are now reported in the line "Other Businesses".*

Consolidated Revenues by Geographical Area for the years ended 31st December 2005, 2004 and 2003

	Year ended 31st December 2005		Year ended 31st December 2004		Year ended 31st December 2003	
	Amount in € bn	In percentage*	Amount in € bn	In percentage*	Amount in € bn	In percentage*
Europe	13.6	39.7%	14.6	45.7%	14.0	46.4%
North America	9.0	26.4%	8.7	27.4%	8.0	26.7%
Asia/Pacific	7.7	22.6%	4.9	15.6%	4.0	13.4%
Rest of the World**	3.9	11.3%	3.6	11.3%	4.1	13.5%
Total	**34.2**	**100.0%**	**31.8**	**100.0%**	**30.1**	**100.0%**

(*) *Percentage of total revenues after eliminations.*

(**) *Including the Middle East.*

Consolidated Orders Booked for the years ended 31st December 2005, 2004 and 2003

	Year ended 31st December 2005		Year ended 31st December 2004		Year ended 31st December 2003	
	Amount in € bn	In percentage***	Amount in € bn	In percentage***	Amount in € bn	In percentage***
Orders booked:*						
Airbus**	78.3	84.5%	25.8	58.2%	39.9	53.1%
Military Transport Aircraft	1.8	2.0%	1.2	2.6%	20.3	27.0%
Eurocopter****	3.5	3.8%	3.2	7.3%	2.6	3.4%
Defence and Security Systems	6.7	7.2%	8.5	19.1%	6.3	8.4%
Space	2.3	2.5%	5.7	12.8%	6.1	8.1%
Total Divisional Orders	92.6	100.0%	44.4	100.0%	75.2	100.0%
Other Businesses****	1.9		1.1		1.2	
Headquarters / Eliminations**	(2)		(1.4)		(15.2)	
Total	**92.6**		**44.1**		**61.2**	

(*) *Without options.*
(**) *Based on catalogue prices.*
(***) *Before headquarters/eliminations.*
(****) *In 2005, the former Aeronautics Division was replaced by the Eurocopter Division. The orders booked by the other BUs comprising the former Aeronautics Division are now reported in the line "Other Businesses".*

Consolidated Backlog for the years ended 31st December 2005, 2004 and 2003 ****

	Year ended 31st December 2005		Year ended 31st December 2004		Year ended 31st December 2003	
	Amount in € bn	In percentage***	Amount in € bn	In percentage***	Amount in € bn	In percentage***
Backlog:*						
Airbus**	202.0	77.0%	136.0	70.3%	141.8	74%
Military Transport Aircraft	21.0	8.0%	19.9	10.3%	20.0	10%
Eurocopter*****	10.0	3.8%	9.1	4.7%	8.7	5%
Defence and Security Systems***	18.54	7.0%	17.3	8.9%	14.3	7%
Space	10.9	4.2%	11.3	5.8%	7.9	4%
Total Divisional Backlog***	262.34	100.0%	193.6	100.0%	192.7	100%
Other Businesses*****	2.1		1		1.1	
Headquarters / Eliminations	(11.2)		(10.4)		(14.5)	
Total	**253.2**		**184.3**		**179.3**	

(*) *Without options.*
(**) *Based on catalogue prices or commercial aircraft activities.*
(***) *Before headquarters / eliminations.*
(****) *For a discussion on the calculation of backlog, see "Part 1/1.1.4.1 Order Backlog".*
(*****) *In 2005, the former Aeronautics Division was replaced by the Eurocopter Division. The backlog of the other BUs comprising the former Aeronautics Division is now reported in the line "Other Businesses".*

Relationship Between EADS N.V. and the Group

EADS N.V. itself does not engage in the core aerospace, defence or space business of its Group but coordinates related businesses, sets and controls objectives and approves major decisions for its Group. As the parent company, EADS N.V. conducts activities which are essential to the Group activities and which are an integral part of the overall management of the Group. In particular, finance activities pursued by EADS N.V. are in support of the business activities and strategy of the Group. In connection therewith,

2
3
4

EADS N.V. provides or procures the provision of services to the subsidiaries of the Group. General management service agreements have been put in place with the subsidiaries and services are invoiced on a cost plus basis.

For management purposes, EADS N.V. acts through its Board of Directors, Executive Committee, and Chief Executive Officers in accordance with its corporate rules and procedures detailed in "Part 1 / Chapter 2 — Corporate Governance".

Within the framework defined by EADS, each Division, business unit ("**BU**"), and subsidiary is vested with full entrepreneurial responsibility.

To the best knowledge of Management, there are no pledges over any of the assets of EADS N.V.

1.1.2 Airbus

Introduction and Overview

Airbus is one of the world's two leading suppliers of commercial aircraft of more than 100 seats. Its market share of annual deliveries worldwide has grown from 15% in 1990 to 57% in 2005. At 31st December 2005, its backlog of orders (2,177 aircraft) stood at 80% of total EADS worldwide backlog. After accounting for cancellations, net order intake for 2005 was 1,055 aircraft. In 2005, the Airbus Division of EADS earned revenues of €22.2 billion, representing 65% of EADS total revenues.

Based on deliveries in 2005, Airbus was the largest supplier of commercial aircraft in the world, surpassing its rival Boeing for the third year. Since it was founded in 1970 up to the end of 31st December 2005, Airbus has received orders for 6,307 aircraft from approximately 225 customers around the world.

Several factors have contributed to the success of Airbus: its portfolio of modern aircraft, its consistent technological innovation, its stable pool of highly skilled employees and its concept of aircraft 'families' that offer customers cost savings in crew training, maintenance and supply for their fleets of different sized Airbus aircraft. In addition, Management strongly believes that the international composition of Airbus represents a competitive advantage in the global marketplace.

Airbus S.A.S. is jointly owned by EADS (80%) and BAE Systems (20%).

Strategy

The paramount strategic goal of Airbus is to deliver first-rate economic returns in a sustainable manner by continuing to develop a superior family of products and commanding half of the world commercial aircraft market over the long-term. To achieve this end, Airbus is actively:

Completing the most comprehensive line of products targeted to customer needs

This entails (i) a major effort to deliver the first A380s to customers before the end of 2006, (ii) the gradual extension of relevant freighter applications across the range of Airbus aircraft, (iii) the continuous maintenance of existing models' competitive edge in their respective markets, (iv) and the entry into the military business through new aircraft such as the A400M or the development of military derivatives products such as the Multi Role Tanker Aircraft ("**MRTT**") based on the A330 airframe.

Focusing on key geographic markets

Airbus is seeking to penetrate certain key markets such as China and Russia, and to consolidate its position in the difficult U.S. airline market, where most of the carriers are facing financial difficulties.

Expanding its offering of services to customers

Expansion of its offering of customer services will enable Airbus to remain at the forefront of its industry by (i) designing answers to customers' evolving needs, and

(ii) ensuring optimal Airbus placement along the industry's value chain.

Perfecting its industrial operations

Management is focused on capturing the benefits of integration, to enhance its response to changes in volume and mix, and to carry out A380 related investments with a strong focus on flexibility and efficiency.

Market

Cyclicality and Market Drivers

The main factors affecting the aircraft market include passenger demand for air travel, national and international regulation (and deregulation), and the rate of replacement and obsolescence of existing fleets. The performance, competitive posture and strategy of airlines, cargo operators and leasing companies, wars, political unrest and extraordinary events may act as a catalyst, precipitate changes in demand and lead to short term market imbalances.

The no-frills/low-cost carriers continue to emerge as a significant sector within domestic markets. They have developed in the U.S. and Europe by following a business model that leverages the benefits of minimising costs while stimulating demand by offering low fares to and from short and medium range, often under-served, destinations. In 2005, new low cost carriers have emerged in India and Latin America. The strong growth of Asian low cost carriers has been also confirmed. This business model, which proved to be particularly successful in the U.S. following market deregulation, is now being adopted by a growing number of airlines in Europe and Asia, resulting in increased demand and increasing market share for low-cost carriers. Airbus' family of modern single aisle aircraft based on the A320 is well positioned to provide the operating cost base and flexibility demanded by this segment of the market. Airbus already has a strong presence in the U.S. no-frills/low-cost market with JetBlue, America West and Frontier, and has also been successful in penetrating airlines in the growing low cost sector in Latin America with Volaris and TACA and in Asia, with sales and commitments from Cebu Pacific, Air Deccan, Indigo and Air Asia, for example.

Overall Growth. The market for passenger jetliners depends primarily on the demand for air travel, which is itself primarily driven by economic or gross domestic product ("**GDP**") growth, fare levels and demographic growth. Measured in revenue passenger kilometres, air travel increased every year from 1967 to 2000, except for 1991 due to the Gulf War, resulting in an average annual growth rate of 7.9% for the period. In 2004, Airbus projected that air travel would grow at 5.3% per annum during the period 2004-2023.

Cyclicality. Although those in the industry feel that long-term growth in air travel is secure, the market for aircraft has proven to be cyclical, due to the volatility of airline profitability and cycles of the world economy. When cyclical downturns have occurred in the past, aircraft manufacturers have typically experienced decreases in aircraft orders and lower deliveries followed by a period of sustained order and delivery activity. 2005 has been a record year in terms of orders for civil aircraft, whereas the last record year was 2000.

Regulation / Deregulation. National and international regulation (and deregulation) of international air services and major domestic air travel markets affect demand for passenger jetliners. In 1978, the United States undertook the deregulation of its domestic air transportation system. Other regions have followed this model, notably Europe since 1985.

The Federal Aviation Authority ("**FAA**") Stage 3 anti-noise regulations requiring operators to replace many older aircraft by the end of 1999 also had an impact on demand, resulting in a significant increase in North American orders in the years leading up to and following implementation of the regulations.

Airline Network Development: Hubs. As a consequence of deregulation policies, major airlines are constantly adapting their fleet, network and commercial strategies. This adaptation is possible because of the availability of new aircraft capable of meeting customer requirements in terms of cost and performance. In response to the price demands of passengers and competition of new no frills / low cost carriers, major airlines have organised their operations around strategically located "hub" airports enabling them to link more cities at lower fares. This affects demand as hubs permit fleet standardisation around both smaller aircraft types for the short, thin and high frequency routes feeding the hubs (between hubs and spokes) and larger aircraft for longer and higher density routes between hubs (hub-to-hub). As a result, worldwide deregulation has contributed to the diversification of airline strategies, which in itself has resulted in airlines requiring a wider range of aircraft to implement such strategies.

Fragmentation. The term "fragmentation" describes markets in which point-to-point services replace or take a share of traditional hub and spoke/connection traffic. Fragmentation of this type has primarily occurred on short and medium range domestic U.S. routes, in response to competition and as a means for airlines to differentiate their services from one another.

The trend towards fragmentation on long and very long haul routes, driven by the development of new routes between secondary cities, will be facilitated by the availability of more modern, efficient aircraft. In the trans-atlantic market, the development of new non-stop services between secondary cities is expected to drive demand for intermediate wide body aircraft such as the A330 or the A350. Airbus believes that it is, with its complete family of products from the 107-seat A318 to the 555-seat A380, well-positioned to meet future market requirements.

Alliances. The development of world airline alliances is reinforcing these strategies. According to data from Airclaims, a U.K.-based aviation industry consultancy, half of the world's jetliner fleet of over 100 seats was operated by 35 airlines as of December 2005. In the 1990s, the major airlines began to enter into alliances that give each alliance member access to the other alliance members' hubs and routings, allowing airlines to concentrate their hub investments while extending their product offering.

Governmental Funding. A 1992 bilateral agreement between the E.U. and the U.S. provided for ceilings on reimbursable launch investments (typically used by European governments) of 33% of the total development costs of new large civil aircraft programmes. It also set a ceiling at 3% of industry revenues for indirect support in relation to the development or production of large civil aircraft (typically the Department of Defence and National Aeronautics and Space Administration ("**NASA**") mechanisms used in the U.S.). This bilateral agreement had provided a level playing field for government support, reflecting the needs of both Europe and the U.S.

The unilateral withdrawal from the 1992 agreement by the U.S. government in late 2004 eventually led to formal claims and counterclaims being made by the U.S. and the E.U. respectively with the World Trade Organisation. The E.U. and the U.S. have also entered into negotiations to seek a resolution to the issues being disputed in the formal World Trade Organisation ("**WTO**") process, with the goal of agreeing a new system that provides for a level playing field when funding future aircraft developments.

Market Structure and Competition

Market Segments. Currently, Airbus competes in each of the three principal market segments. "Single aisle" aircraft, such as the A320 Family, have 100-210 seats in two rows divided by one aisle and are used principally for short-range and medium-range routes. "Twin aisle" or "wide body" aircraft, such as the A300/A310 and A330/A340 Families, have a wider fuselage with more than 210 seats in three rows divided by two aisles. Both the A300/A310 and A330/A340 Families are used on short-range and medium-range routes, with the A330/A340 Family being capable of ultra-long range operations. "Very large aircraft", such as the A380 Family, are designed to carry more than 400 passengers non-stop over very long-range routes with superior comfort standards and with significant cost-per-seat benefits to airlines. Freight aircraft, which form a fourth, related segment, are often converted ex-passenger aircraft. See "— 1.1.7 Other Businesses — Aircraft Conversion and Floor Panels". In addition, the A300-600 has been a successful all-new freight aircraft (A300-600F) with increasing popularity among major express courier providers and airlines, such as Federal Express, UPS and Air Hong Kong. Nevertheless, Airbus announced in March 2006 that the last A300-600 will be delivered in July 2007, after 35 years of commercialisation and production of the A300 aircraft. Airbus also competes in the corporate, VIP business jet market with the ACJ an A319-based Corporate Jetliner, which has proved popular as a corporate shuttle and in government/VIP roles.

According to a study conducted by Airbus, a total of 11,850 aircraft with more than 100 seats were in service during December 2005 (as compared to 10,800 aircraft at the end of 2004).

The high proportion of single aisle aircraft in both North America and Europe reflects the predominance of domestic short-range and medium-range flights, particularly in North America due to the development of hubs following deregulation. In comparison with North America and

Europe, the Asia-Pacific region uses a greater proportion of twin aisle aircraft, as populations tend to be more concentrated in fewer large urban centres than in the U.S. This distinction is compounded by the fact that many of the region's major airports limit the number of flights either due to environmental concerns or to infrastructure constraints limiting the ability to further increase flight frequency. These constraints necessitate higher average aircraft seating capacity per flight.

Competition. Airbus has been operating in a duopoly since Lockheed's withdrawal from the market in 1986 and Boeing's acquisition of McDonnell Douglas in 1997. As a result, the market for passenger aircraft of more than 100 seats is now effectively divided between Airbus and Boeing. According to manufacturers' published figures, in 2005 Airbus and Boeing, respectively, accounted for 57% and 43% of total deliveries, 52% and 48% of total gross orders, and 53% and 47% of the total year-end backlog.

The significant barriers to entry into the market for passenger aircraft of more than 100 seats make it unlikely that a newcomer will be able to compete effectively with either of the established suppliers in the foreseeable future.

Customers

As of 31st December 2005, Airbus had approximately 225 customers, 4,130 Airbus aircraft had been delivered to operators worldwide since the creation of Airbus, and 2,177 aircraft were on order. The table below shows Airbus' most significant gross firm orders, by number of aircraft, for the year 2005.

Customer	Firm Orders*
CASC (China)	150
Indigo	100
Aercap	70
Air Asia	60
GECAS	40
Air Deccan	30
Kingfisher	30

(*) *Options are not included in orders booked or year-end backlog.*

Organisation of Airbus

Integration of the Airbus Activities

EADS has an 80% interest in Airbus S.A.S., and has effective management control over its operations, while BAE Systems, holding the remaining 20%, enjoys specific minority rights. Certain strategic decisions, such as acquisitions and divestitures valued at more than U.S.$500 million, approval of the three-year Business Plan (but not the annual budgets or the launch of new programmes) as well as certain actions which would dilute the ownership interest of BAE Systems in Airbus S.A.S., require unanimous agreement.

Following the integration of Airbus in 2001, the shareholders of Airbus agreed to grant BAE Systems an option to sell its Airbus S.A.S. shares at market value to EADS, either for cash consideration or in exchange for EADS shares, as determined by EADS. However, BAE Systems may elect to receive cash where the issue of EADS shares would require prior burdensome regulatory authorisations impacting significantly the allocation of the EADS shares. EADS benefits from a call option at market value on the Airbus S.A.S. shares in case of a change of control of BAE Systems in certain circumstances. Likewise, under certain circumstances, BAE Systems can require EADS to purchase its Airbus S.A.S. shares at market value in the event of a change in control of BAE Systems or EADS.

Beginning with the 2003 financial year, BAE Systems became entitled to receive enhanced dividends, subject to deliveries of A340-500/600 aircraft exceeding an agreed target rate. The enhanced dividends, which are indexed to Airbus' future growth, could represent a non-indexed value from zero up to a cap of €237.5 million (based on current economic conditions) over the following ten years.

Shareholder and strategic matters relating to Airbus S.A.S. are decided by a shareholders' committee, to which EADS has appointed five members and BAE Systems two members. Mr. Noël Forgeard, Chief Executive Officer of EADS, is the chairman of the Shareholders' Committee. Mr. Gustav Humbert, as President and Chief Executive Officer of Airbus S.A.S., is responsible for the operational management of the Airbus business, together with the Executive Committee, consisting of himself and up to ten other members, two of whom are members proposed by BAE Systems, all of whom are agreed upon by the President and Chief Executive Officer of Airbus S.A.S. and appointed by the Shareholders' Committee.

As a consequence of its majority interest in Airbus S.A.S. and of the control provided by the shareholders' agreement related to Airbus S.A.S., EADS consolidates 100% of the integrated Group in its financial statements as from 1st January 2001.

Products and Services

Technological Breakthroughs

Technological innovation has been at the core of Airbus' strategy since its creation. Many of the innovations that provided a distinct competitive advantage have subsequently become standard in the aircraft industry.

A300 — The A300 was the world's first twin-engine twin aisle commercial aircraft. This feature gave it a distinctive advantage in terms of fuel burn and maintenance costs over its three-engine and four-engine competitors for the short and medium range. The A300 B4, a derivative of the original A300, was the first twin aisle commercial aircraft certified for a two-member flight crew, resulting in lower operational costs as compared to three-member crew operated aircraft which was the industry standard at the time.

A310 — The A310, brought to the market in 1983, featured the first digitally imaged cockpit displays, using cathode ray tubes as opposed to the traditional mechanical display. This made it possible to provide the pilot with improved flight and navigation displays and unique centralised, easy access aircraft monitoring. The implementation of automated systems and the integration of Digital Flight Guidance both helped to further improve safety levels.

New efficient aerodynamic concepts were also introduced, such as a supercritical airfoil and the high aspect-ratio transonic wing, which brought a significant improvement in fuel burn. Carbon fibre reinforced composite materials were introduced for major structures such as the vertical fin and rudder, with significant weight savings as compared to aluminium, resulting in increased payload capability. The installation of a trim tank in the horizontal stabiliser increased operators' savings significantly by optimising aircraft attitude during the flight.

A320 — Airbus was the first to introduce digital fly-by-wire controls with the A320 in 1988, introducing pilot commands through a side stick controller instead of the traditional control column. Flight-control computers translate these commands into electrical signals for the moving surface actuators and, at the same time, can prevent the aircraft going beyond the prescribed safe flight envelope. Compared to the traditional mechanical flight controls, this brought increased manoeuvrability, simplified operations through digital link-up with the autopilot system and weight reduction. The fly-by-wire concept is now featured on all A320 Family aircraft as well as the A330/A340 Family. Airbus' U.S. competitors did not introduce fly-by-wire controls for civil aircraft until later. Composite materials have been extended in the A320 to the horizontal tail plane.

A330/A340 — Four models of this twin aisle family feature wing commonality for two and four-engine variants of an otherwise similar airframe — a unique concept that permits each model to be optimised around different market requirements. The ultra-long-range A340-500/-600 feature a larger wing and introduce further breakthroughs in the use of weight saving composite materials for a large primary structure (the 15m-long keel beam and rear cabin pressure bulkhead).

A350 — The 'sister ship' of the A380, the A350 is Airbus' response to perceived customer demand. The A350, which is in the early stages of development, will exploit technologies developed and studied for the A380. Available in two versions, the A350 will have 90% new part numbers, a new landing gear, a cockpit derived from the A380 and a number of other innovations including the extensive use of composites and aluminum-lithium (including, for example, a composite wing), raising the use of new light weight materials to 60%. Nevertheless, the A350 will retain full operational commonality with the rest of the Airbus aircraft family. The A350 is intended to offer more seats, more range, a lower fuel burn per seat and a lower cash operating cost per seat than the competition.

A380 — The very large aircraft will bring further development of advanced technologies and allow for their broader application. Approximately 25% of the aircraft structure is to be manufactured using carbon composites and advanced metallic hybrid materials, while innovative manufacturing techniques such as laser beam welding will eliminate fasteners, reduce weight and provide enhanced fatigue tolerance.

The Family Concept – Commonality across the Fleet

Airbus' four aircraft families promote fleet commonality. This philosophy takes a central aircraft and tailors it to create derivatives to meet the needs of specific market segments. This approach means that all new-generation Airbus aircraft (i.e., excluding A300/310) share the same cockpit design, fly-by-wire controls and handling characteristics. Pilots can transfer among any aircraft within the Airbus family with minimal additional training. Cross-crew qualification (**"CCQ"**) across families of aircraft provides airlines with significant operational flexibility.

This commonality philosophy to reduce development costs also permits aircraft operators to realise significant cost savings in crew training, spare parts, maintenance and aircraft scheduling.

The extent of cockpit commonality within and across families of aircraft is a unique feature of Airbus that, in Management's opinion, constitutes a sustainable competitive advantage.

Short- and medium-range single aisle aircraft: the A320 Family. Airbus' family of single aisle aircraft, based on the A320 (which entered service in 1988 following a development programme launched in 1984), includes the A318, A319 and A321 derivatives, as well as the A319-based Airbus Corporate Jetliner, a business jet derivative, which Airbus launched in June 1997.

At 3.96 metres diameter, the A320 Family has the widest fuselage cross-section of any competing single aisle aircraft. This provides a roomy passenger cabin, a high comfort level and a more capacious underfloor cargo volume than its competitors. The A320 Family incorporates digital fly-by-wire controls, an ergonomic cockpit and a lightweight carbon fibre composite horizontal stabiliser, derived from the A310-300. The use of composite has also been extended to the vertical stabiliser. The A320 Family's competitors are the Boeing 737, 757 and 717 aircraft.

The A318. The A318 aircraft is a shortened version of the A319, designed to satisfy demand for aircraft in the 100 to 120-seat range.

Single Aisle Technical Features

Model	Entry into service	Passenger capacity*	Maximum range (km)	Length (meters)	Wingspan (meters)
A318	2003	107	6,000	31.4	34.1
A319	1996	124	6,800	33.8	34.1
A320	1988	150	5,700	37.6	34.1
A321	1994	185	5,600	44.5	34.1

(*) *Two-class layout.*

In 2005, Airbus received 918 orders for A318, A319, A320 and A321 aircraft and delivered 289 A320 Family aircraft.

Short- and medium-range twin aisle aircraft: the A300 / A310. The A300 / A310 aircraft were the initial models of the Airbus product line and are designed for short-and-medium range routes. The A300, which entered into service in 1974, was the world's first twin aisle, twin-engine aircraft. Its current version A300-600 is also available in freighter and convertible passenger-freighter configurations, in service with both Federal Express and UPS.

In 1988, Airbus introduced the extended-range A300-600R, which incorporated the lightweight carbon fibre composite horizontal stabiliser developed for the A310. The A310, which was based on the A300, entered into service in 1983, and introduced the first electronic cockpit in civil aviation history.

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A300/A310 Technical Features

Model*	Entry into service	Passenger Capacity**	Maximum range (km)	Length (meters)	Wingspan (meters)
A300	1974	266	7,500	54.1	44.8
A310	1983***	220	9,600	46.7	43.9

(*) *All versions of A300/A310 including freighters.*
(**) *Two-class layout.*
(***) *Airbus has announced in March 2006 that the last A300-600 will be delivered in July 2007.*

In 2004, Airbus received two orders for A300 and A310 aircraft and delivered 12 A300 and A310 aircraft.

Medium to ultra-long-range twin aisle aircraft: the A330 / A340 Family. Airbus developed the twin-engine A330 and long-range four-engine A340 as a joint programme, using the same wing design for both aircraft and retaining the fuselage cross section of the existing A300/A310 to offer comprehensive and economic medium to ultra-long-range route coverage.

In 1997, Airbus began development of the ultra-long-range A340-500 and the high capacity A340-600 derivatives. The A340-500 is intended to offer more point-to-point routings over extremely long ranges. It is designed to allow non-stop flights such as Los Angeles — Singapore or Chicago — Auckland. The A340-600 made its first flight in April 2001 and deliveries began in July 2002.

The competitors of this family are the Boeing 767, 777 and 747 aircraft.

A330/A340 Technical Features

Model*	Entry into service	Passenger capacity*	Maximum range (km)	Length (meters)	Wingspan (meters)
A330-200	1998	253	12,500	59.0	60.3
A330-300	1994	295	10,500	63.7	60.3
A340-200	1993	240	14,800	59.4	60.3
A340-300	1992	295	13,700	63.7	60.3
A340-500	2002	313	16,700	67.8	63.6
A340-600	2002	380	14,600	75.3	63.6

(*) *Three-class layout.*

In 2005, Airbus received 79 orders for A330 and A340 aircraft and delivered 80 A330 and A340 aircraft.

Very large aircraft: the A380 Family. In 2004, Airbus estimated worldwide passenger traffic would grow at a sustained average annual rate of 5% during the 2004-2022 period, leading to two concurrent trends: rising fragmentation of a portion of the marketplace, characterised by the development of new markets, higher frequency on thinner routes and hub by-passing; and consolidation of the rest of the market, resulting in the concentration of the hub-to-hub traffic and hub-dominated traffic, typical of alliance networks. See "— Market". Following five years of intensive pre-development with airlines, airports and regulatory authorities throughout the world, Airbus has defined a very large aircraft, the A380, to best serve the needs of the consolidated hub-dominated market.

2005 was a significant year from an industrial and programme point of view with the 'reveal' of the A380, and the first flight on 27th April 2005.

At year-end 2005, Airbus had received a total of 159 firm orders for the A380 from leading world airlines.

The cost of developing the A380 programme, initially projected at U.S.$10.7 billion, covers both R&D expenses and tooling for various versions of the A380. This estimate does not include certain infrastructure elements or general and administrative expenses.

Management presently intends to finance the programme by:

- Maximising contributions from risk-sharing partners, who have been found for up to U.S.$3.1 billion of non-recurring costs; and
- Applying reimbursable launch investments from governments in compliance with the 1992 U.S.-Europe bilateral agreement and all other applicable regulations, estimated by Management at about U.S.$2.5 billion under current assumptions; France, Great Britain and Spain have already committed, and Germany has agreed in principle, to such investments. See "— Market — Cyclicality and Market Drivers — Governmental Funding".

When deciding to launch the programme, Management set itself a 20% pre-tax internal rate of return target, together with a project break-even point of approximately 250 aircraft. It is satisfied that the terms and conditions presently agreed with its customers corroborate the business case.

Final assembly of the A380 takes place in Toulouse, while interior furnishing and customisation will be performed in Hamburg. The fuselage sections are being produced at the same sites in France and Germany as current Airbus aircraft. The wings are being produced at facilities in the U.K., while the horizontal stabiliser and other parts are being produced in Spain.

New Product Development: A400M

Airbus' Military Programme Directorate, headed by Mr. Juan Carlos Martinez Saiz, performs research and development related to the A400M project as an outsource provider to Airbus Military S.L. The Military Transport Aircraft A400M is described in "— 1.1.3 Military Transport Aircraft — Products — Military Transport Aircraft / Special Mission Aircraft on Transport Aircraft Platforms — Airbus A400M".

Asset Management

The Airbus Asset Management Division was set up in 1994 to manage and re-market used aircraft acquired by Airbus, originally as a result of customer bankruptcies, and subsequently in the context of certain buy-back commitments. The Division operates with a dedicated staff and manages a fleet comprised of Airbus aircraft across the range of models. Through its activities, the Asset Management Division helps Airbus respond more efficiently to the medium and long-term fleet requirements of its customers.

Its key roles comprise the commercial and risk management of the Airbus portfolio of used aircraft. Most of the aircraft are available to customers for cash sale, while some can only be offered on operating lease, depending on the financing attached to such aircraft. At the end of 2005 the Airbus Asset Management portfolio contained 31 aircraft, a net reduction of 16 aircraft compared to the end of 2004. The Asset Management Division also provides a full range of support services, including assistance with entry into service, interior reconfiguration and maintenance checks.

Sales Finance

Airbus favors cash sales, and does not envisage sales financing as an area of business development. However, Airbus recognizes the commercial need for manufacturers to assist customers in arranging financing of new aircraft purchases, and in certain cases to participate in such financing itself. Extension of credit or assumption of exposure is subject to corporate oversight and monitoring, and follows stringent standards of discipline and caution. Airbus' dedicated Sales Finance team has accumulated decades of expertise in aircraft finance. When Airbus finances a customer, the financed aircraft generally serve as collateral, with the engine manufacture participating in the financing. These elements assist in reducing the risk borne by Airbus. Airbus' sales financing transactions are designed to facilitate subsequent sell-down of the exposure to the financial markets, third party lenders or lessors. Airbus' financing exposure is counter-cyclical and currently Airbus is able to conclude significant sell-down of its exposure. Management believes, in light of its experience, that the level of provisioning protecting Airbus from default costs is adequate and consistent with standards and practice in the aircraft financing industry. See "Part 1 / 1.1.7.4 Sales Financing".

Customer Service

Airbus is dedicated to assisting customers with the operation of their Airbus fleets as efficiently as possible. With respect to aircraft operation, the Airbus Customer Services directorate heads an engineering and technical support group, a technical documentation organisation, a network of training centres, spare parts stores and teams based at customer airlines. Through this single interface, Airbus aims to satisfy all of its customers' pre-delivery and in-service support requirements, including (1) engineering and technical support, (2) training and flight operations support and (3) material support.

Engineering and technical support provides Airbus operators with technical assistance on a 24-hour basis to ensure safe and reliable operations of their Airbus fleet. Customised cost reduction programmes are designed to reduce customers' maintenance costs to optimised levels.

The training and flight operations support service includes a permanent staff of over 200 instructors around the world to provide accessible and up-to-date training for Airbus flight and ground crews. Airbus has four training centres, one in Toulouse, France, one in Hamburg, Germany, one in Miami, U.S. and one in Beijing, China. A co-operation agreement with Canadian Aviation Electronics Ltd ("**CAE**") has enlarged this network by 13 additional training locations world-wide. As part of its training services, Airbus offers Cross Crew Qualification programmes enabling pilots to take advantage of the high degree of commonality between Airbus aircraft families, representing considerable savings to airlines.

Airbus' spares support centres stock over 120,000 different part numbers, serving a worldwide distribution network from Hamburg, Frankfurt, Washington, D.C., Singapore and China. The 24-hour aircraft-on-ground service usually dispatches in-stock items within two hours of receipt of an order. A range of modular spares services is offered to the airlines to help them reduce costs by identifying and eliminating deficiencies in the supply chain.

Production

Industrial Organisation

Airbus aircraft are produced using an efficient and flexible system that has optimised the specialised skills developed during the last three decades. Each task in the building of the Airbus aircraft (from design, definition and production to product or operational support) is allocated to industrial sites according to their specialised expertise. The nurturing and development of centres of excellence, although a legacy of the past, constitutes an original and competitive feature of Airbus manufacturing.

Engineering

Airbus engineers work on specific and non-specific aircraft designs to create solutions that ensure the company remains a market leader. Using an innovative working practice, known as Airbus Concurrent Engineering ("**ACE**"), teams are able to work together effectively in real time, regardless of geographical location.

Engineering innovation at Airbus is driven by five Centres of Competence ("**CoCs**"), which develop general aircraft technologies and provide functional design leadership for specific aircraft components. The CoCs operate trans-nationally with engineers from each CoC present at all Airbus sites.

Airbus engineers have also developed "Colleges of Experts" — teams of the most experienced specialists in each discipline that provide guidance and advice at senior levels. This approach not only delivers design solutions to meet the highest standards of technical quality and performance, but also ensures that both individual and collective knowledge is nurtured throughout the CoCs.

The engineering teams are supported by system tests and integration laboratories, structural test centres and the Airbus flight test centre.

This approach has enabled Airbus to open engineering centres in Wichita (Kansas), U.S., in Moscow, Russia, and in Beijing, China, through which it has gained access to a large pool of experienced aerospace engineers. The Wichita engineering centre began operations in early 2001 and has already made a significant contribution to Airbus wing design. The engineering centre in Russia, organised as a joint venture with Kaskol, was inaugurated at the end of 2002 and the engineering centre in China was inaugurated in late 2005. A fourth engineering centre is expected to open in Mobile (Alabama), U.S. in 2006.

Manufacturing Facilities and Production Flow

Airbus has established highly specialised centres of excellence ("**CoE**") based on the core competencies of each site within its field of expertise. The CoEs are responsible for the design, procurement and manufacturing of fully equipped and tested deliverables, ranging from specific parts to major aircraft components.

The eight CoEs are (1) CoE Nose and Centre Fuselage at Toulouse, St. Nazaire, Nantes and Meaulte (France); (2) CoE Forward and Aft Fuselage at Hamburg, Nordenham, Bremen and Varel (Germany); (3) CoE Pylon and Nacelle at Toulouse-St. Eloi (France); (4) CoE Vertical Tailplane (VTP) at Stade (Germany); (5) CoE Cabin and Cargo Customisation at Hamburg, Bremen, Buxtehude and Laupheim (Germany) and Toulouse (France); (6) CoE Horizontal Tailplane and Belly Fairing (and certain sections of the A380) in Getafe, Illescas and Puerto Real (Spain); (7) CoE Electrics in Filton (U.K.), Hamburg (Germany) and Toulouse (France); and (8) CoE Wing in Broughton and Filton (U.K.), with a satellite design office in Wichita, Kansas (U.S.).

The CoEs deliver their specific components to one of the two Airbus final assembly line sites. Toulouse is responsible for the final assembly of the A300/A310 Family, A320, A330/A340 Family and A380 Family, while Hamburg is responsible for the final assembly of the A318, A319 and A321, as well as for the major component assembly and interior furnishing for the A380 customization.

Aircraft components are transferred between the network of CoE sites and the final assembly lines using Airbus' five custom built A300-600 "Beluga" Super Transporters. To support the A380 production flow, Airbus has integrated road, river and sea transport, including the specially commissioned "Ville de Bordeaux" ship. Typical production lead times for single-aisle aircraft are 8-9 months, and 12-15 months for long-range twin-aisle aircraft.

Adaptability to Changes in Demand

Airbus delivered 378 aircraft in 2005 (compared to 320 in 2004) and expects to deliver more than 400 aircraft in 2006. Any major market disruption or economic downturn could lead to revision of these figures.

To meet its 2006 delivery target, Airbus has set various elements of its adaptable manufacturing process in motion; these include enhanced integrated intelligence of customer and market situation to provide early anticipation, repatriation of an array of outsourced tasks and adaptation of make or buy criteria. Additionally, Airbus is exploiting flexibility features of its labour structure by applying flexible time and overtime contractual provisions, and by optimising temporary and time-defined workforce. This allows Airbus to increase adaptability without paring the experienced and trained workforce which Management considers a most valuable Airbus asset to sustain long-term growth.

Airbus' unique manufacturing flexibility is imbedded within the organisation, implementing lessons learned from previous downturn.

1.1.3. Military Transport Aircraft

Introduction and Overview

The Military Transport Aircraft Division (the "**MTA Division**") develops, manufactures and sells light and medium military transport aircraft and is responsible for the European heavy military transport A400M project. Additionally, the MTA Division produces and sells special mission aircraft, which are derived from existing aircraft platforms and are dedicated to specialised military tasks such as maritime surveillance, antisubmarine warfare and in-flight refuelling capabilities. The MTA Division also designs and manufactures aerostructure elements.

The MTA Division earned consolidated revenues of €763 million, accounting for 2% of EADS' total consolidated revenues for 2005.

Strategy

The MTA Division's strategic goals are to develop its core businesses, to leverage the EADS pool of technologies to gain share within its markets and to enhance profitability. To achieve these goals, the MTA Division has implemented a focused, two-pronged strategy to:

Consolidate its leadership position and address the growing demand for modern tactical military transport aircraft

EADS is the global leader in the market segments for light and medium-sized military transport aircraft. Through the addition of the A400M heavy transport aircraft, EADS expects to broaden its range of tactical military transport aircraft and to capture a market with high replacement potential that Lockheed Martin has historically dominated.

Optimise EADS' capabilities to become a major supplier of military derivatives

The MTA Division relies on its own specialised technologies as well as those of the DS Division and on EADS' wide range of platforms to promote aircraft satisfying customers' mission-specific requirements.

Market

Military Transport Aircraft

Governments and multinational organisations constitute the MTA Division's principal customers in the market for tactical military transport aircraft. This market consists of three segments: (1) light transport aircraft, with a payload of one to four tons, (2) medium transport aircraft with a payload of five to 14 tons; and (3) heavy transport aircraft with a payload of 15 tons or more. According to a study by the Teal Group, an independent aerospace and defence industry consulting firm, the global market for military transport aircraft for the next ten years will amount to an estimated U.S. $46 billion.

Light Military Transport - This is a mature market that has diminished in size as countries develop economically and are able to afford medium military transport aircraft. The CASA C-212 has historically led this market segment, with an average market share of 15% over the last ten years.
The C-212's main competitors are manufactured by Polskie Zaklady Lotnice, Mielec, Socata and HAL.

Medium Military Transport - Management believes that this market will continue to experience moderate growth. EADS models are prominent in this market segment, with the CN-235 and C-295 models having an average market share of 45% over the last ten years, followed by their competitors, the C-27J produced by Lockheed Martin Alenia Tactical Transport System (**"LMATTS"**), a joint venture of Alenia and Lockheed, and the An-32 produced by Antonov.

Heavy Military Transport - This market segment has historically been driven by U.S. policy and budget decisions and hence has been dominated by U.S. manufacturers and in particular, Lockheed Martin's C-130 Hercules. While the U.S. is reducing and upgrading its existing fleet, European transport fleet replacement and growth needs represent an opportunity for the new A400M aircraft to effectively compete in this market.

EADS has chosen thus far not to compete in the separate market segment for super-heavy, strategic airlift aircraft, to which the Boeing C-17 belongs.

Special Mission Aircraft

Special mission aircraft are derived from existing platforms and adapted to particular missions, generally for military customers. According to a study by Forecast International, the market for military derivatives for the next ten years will amount to an estimated U.S. $42 billion. It is a market of advanced technology and high added value solutions where customers are increasingly demanding comprehensive systems tailored to their respective operational requirements. Modern defence and warfare increasingly require independent access to complex forms of information in various theatres of operations. This development and Europe's unsatisfied defence needs are expected to boost demand for European-produced mission aircraft in the near term. The MTA Division is well-positioned in this market, as it has access, through Airbus, to efficient platforms that are already well-established in the civil market. However, U.S. companies currently dominate this market.

Because of the limited size of any single European market and the significant associated development costs, mission aircraft programmes in Europe tend to be funded and developed on a multinational basis, with an emphasis on proven technologies. EADS believes its strong position in Europe will allow it to exploit opportunities on a worldwide basis.

Products

Military Transport Aircraft/Special Mission Aircraft on Transport Aircraft Platforms

C-212 - Light Military Transport. The C-212 was conceived as a simple and reliable unpressurised aircraft able to operate from makeshift airstrips and carry out both civilian and military tasks. The first model in the series, the S-100, entered into service in 1974. With a payload of 2,950 kg, the new version of the C-212, the Series 400, entered into service in 1997. It incorporates improvements such as new avionics and engines for enhanced performance in hot climates and high altitudes, as well as improved short take-off and landing (**"STOL"**) performance. The C-212's rear cargo door provides direct access for vehicles, cargo and troops. Its configuration can be changed quickly and easily, reducing turnaround times. The aircraft can perform airdrops and other aerial delivery missions.

CN-235 - Medium Military Transport. The first model in the CN-235 family, the S-10, entered into service in 1987. The latest model in the CN-235 family, the Series 300, entered into service in 1998 and is a new-generation, twin turboprop, pressurised aircraft. The CN-235-300 is capable of transporting a payload of up to 6,000 kg, representing (1) 48 paratroopers; (2) 21 stretchers plus four medical attendants; (3) four of the most widely used type of freight pallet; or (4) oversized loads such as aircraft engines or helicopter blades. Paratroop operations can be performed through the two lateral doors in the rear of the aircraft or over the rear ramp. Variants of the CN-235-300 are used for other missions, including maritime patrol, electronic warfare and photogrammetric (mapping) operations. One CN-235 was delivered (to Ecuador) in 2005.

C-295 - Medium Military Transport. Certified in 1999, the C-295 has the basic configuration of the CN-235, with a stretched cabin to airlift a 50% heavier payload at greater speed over similar distances. The C-295 is equipped with integrated avionics incorporating digital cockpit displays and flight management system, enabling tactical navigation, planning and the integration of signals from several sensors. Both the CN-235 and C-295 have been designed as complements to or replacements for ageing C-130 Hercules, accomplishing most of their missions at a lower operating cost; specialising the C-130 for heavier cargo transport only extends its service life.

Ten C-295s were delivered (six to Algeria, three to Poland and one to Spain) during 2005. On 29th April 2005, the MTA Division announced a €258 million contract with Brazil for the delivery of 12 C-295 aircraft to replace the ageing C-115 Buffalo. These aircraft are intended to enable the Brazilian Air Force to support activities related with the Amazon Protection System (SIVAM) and the Calha Norte Project, fundamentally social activities, to support people in remote areas of the Amazon with difficult access to other means of transportation. In addition, a contract for the delivery of one C-295 aircraft was signed in 2005 with the Spanish Ministy of Defence (**"MoD"**).

Future Cargo Aircraft (**"FCA"**). During 2005, EADS CASA North America and Raytheon established a partnership to bid for the U.S. Army's FCA programme. Under the FCA programme, the U.S. Army plans to procure more than 100 FCA, with an initial phase of 33 aircraft. The contract is expected to be awarded in 2007.

As of 31st December 2004, 774 medium and light military transport aircraft had been ordered by 121 operators in 55 countries.

Maritime Patrol Aircraft. The MTA Division provides different solutions ranging from Maritime Surveillance to Anti-Submarine Warfare through aircraft based on the C-212, CN-235, C-295 or P-3 Orion platforms, for which EADS has already developed a new-generation, open architecture mission system called FITS (Fully Integrated Tactical System), a proven, reliable and cost efficient solution.

The contract signed in February 2004 with Lockheed Martin in the Deepwater Programme for the U.S. Coast Guard remains on schedule and the first delivery is planned during 2006.

On 29th April 2005, a contract for the modernisation of the fleet of eight P-3 Orion was also signed between Brazilian Government and EADS-CASA. Brazil has purchased the mission system FITS (Fully Integrated Tactical System) for the modernisation of its P3-Orion that would be performed by EADS-CASA in collaboration with local Brazilian partners.

After the initial agreement in December 2004, a formal contract with SASEMAR, a parapublic agency, was officially signed in April 2005 for the purchase of three CN-235 maritime patrol aircraft for sea rescue and pollution control missions. Delivery of the first aircraft is planned for 2007.

During 2005, the MTA Division delivered two C-212 aircraft with mission systems to Mexico and one CN-235 maritime patrol aircraft to Ecuador.

Airbus A400M. The A400M is designed to meet the Future Large Aircraft requirements set out by seven European nations to replace their ageing C-130 Hercules and C-160 Transall fleets. In addition to fast and flexible intercontinental force projection, the new aircraft is intended to respond to changing geopolitical requirements (including increased humanitarian and peacekeeping missions).

The A400M will integrate a number of features from existing Airbus aircraft, including a two-person cockpit, fly-by-wire controls and advanced avionics. Additionally, the A400M will benefit from Airbus' maintenance procedures and worldwide customer support network.

Airbus Military is a Spanish *sociedad limitada* dedicated to the development, manufacture and delivery of the A400M aircraft. Shares in Airbus Military are currently held by Airbus S.A.S (69.44%), EADS CASA (20.56%), Tusas Aerospace Industries Incorporated of Turkey (5.56%) and Flabel Corporation NVSA of Belgium (4.44%). The Executive Vice President in charge of the MTA Division also acts as Chief Executive Officer of Airbus Military, bringing the MTA Division's experience in the management of military transport aircraft programmes and its extensive client network to the A400M programme.

Airbus Military has subcontracted to Airbus the overall management of the A400M development, to be exercised through a central programme management office (**"CPMO"**) headquartered in Toulouse with additional offices in Madrid. For the production phase of the A400M programme, to be managed by the MTA Division, the CPMO will be headquartered in Spain.

In May 2003, the *Organisation Conjointe en Matière d'Armement* (**"OCCAR"**) signed a contract with Airbus Military to order 180 A400M aircraft, mandated by seven nations: Belgium committed to eight aircraft (including one on behalf of Luxembourg), France to 50, Germany to 60, Spain to 27, Turkey to ten, and the U.K. to 25.

Management believes that the A400M programme will allow EADS to leverage its state-of-the-art commercial aircraft technology to access a new and attractive market, while mitigating the impact of civil aircraft market commercial cycles.

During 2005, an important internal milestone was passed successfully. The overall programme's development remains on schedule and the completion of the final assembly line for the A400M in Seville is expected to be reached in the first half of 2007.

Efforts to win export contracts for the A400M yielded several successes during 2005. After the signature of a declaration of intent with the South African government in December 2004, the contract was officially signed in April 2005. The total maximum value of the contract for eight aircraft as well as options is €836 million. On 8th December 2005, the Malaysian government signed a contract for the purchase of four A400M.

In addition to the initial 180 aircraft, these export orders bring the total order book for the A400M aircraft to 192.

Special Mission Aircraft on Airbus Platforms

The MTA Division offers special mission aircraft derived from existing Airbus platforms and adapted to particular missions, generally for military customers. Adaptations to the platform require thorough knowledge of the basic airframe, which generally only the aircraft manufacturer possesses. The skills necessary for overall systems integration into such aircraft are extensive and the number of participants on the world market is very limited.

Strategic Tanker Aircraft. EADS seeks to provide a competitive alternative to the near-monopoly currently enjoyed by Boeing products in the market for strategic tanker aircraft. This should help to ensure Europe's ability to set up projects independently. In light of the estimated worldwide market of approximately 550 tanker aircraft, Management believes that strategic tanker aircraft offer an attractive opportunity for EADS.

The MTA Division leads a technological programme developing a new "air-to-air" refuelling boom system ("**ARBS**") that is designed to ensure a refuelling performance two to four times faster than that of the competition - a considerable advantage as aircraft are very vulnerable during the refuelling procedure. The refuelling boom was installed on the test rig in November 2004 and on 23rd December 2005, the roll-out of an A310 demo boom took place at the Getafe facilities. Flight tests with this A310 demo boom were to be realised during the first quarter 2006.

A330 MRTT (Royal Australian Air Force) - The contract signed on 20th December 2004, with the Royal Australian Air Force for the delivery of five A330 multi-role tanker transports ("**MRTT**") equipped with ARBS to replace its existing Boeing 707 fleet remains on schedule. Delivery of the first A330 MRTT to Australia - based on the A330 derivative, a low-risk and cost-effective platform that offers a greater supply capacity than other competing solutions- is scheduled for 2008, with entry into service planned for 2009.

A330 Future Strategic Tanker Aircraft (FSTA) (United Kingdom Royal Air Force) - EADS, Rolls Royce, Cobham, VT and Thales are cooperating through the AirTanker consortium as the single bidder for the U.K. MoD's Future Strategic Tanker Aircraft ("**FSTA**") programme. Likely to be structured as a Private Finance Initiative, this programme would replace ageing VC10 and Tristar tankers, currently operated by the Royal Air Force, with a system based on the long-range family of Airbus aircraft. The programme will provide for the delivery of 14 aircraft to render the air refuelling service for 27 years. The MTA Division's participation in the programme will amount to approximately €2 billion.

KC-30 Tanker Programme (U.S. Air Force) - Management views the KC-30 programme for the replacement of the ageing U.S. fleet of strategic tanker aircraft as a market opportunity. A capture team has been established to act on the KC-30 advance tanker campaign for the U.S. Air Force next generation air-to-air refuelling aircraft. EADS has joined with Northrop Grumman (as prime contractor) on the KC-30 advance tanker bid.

A310 MRTT (German Air Force / Canadian Air Force) - In its entirety, the programme involves four aircraft for the German Air Force and two aircraft for the Canadian Air Force In 2005 two A310 MRTT were delivered, the second one to the German and also the second one to the Canadian Air Force.

*Alliance Ground Surveillance (**"AGS"**)*. Within the framework of NATO, several countries have expressed interest in the development of an Airborne Surveillance System. MTA's role in this programme is to perform the "militarization" of the A-321 platform, with the DS Division acting as the prime contractor.

Aerostructures

EADS-CASA has longstanding tradition of expertise in the utilisation of composite materials for aerostructure manufacturing and advanced automation processes.

Based on its expertise, the MTA Division is actively involved in the design, manufacture and certification of complex aeronautical structures. During 2005, the MTA Division delivered, among other structures, fan cowls for the A340 and the first fan cowls for the A380.

Production

The C-212, CN-235 and the C-295 are manufactured in the factory located within the San Pablo Airport in Seville. Aerostructures are produced in Cádiz and at the Tablada facilities as well as San Pablo plant; both in Seville.

1.1.4 Eurocopter

Introduction and Overview

Through Eurocopter, EADS is one of the global leaders in the worldwide civil and military helicopter market. Management expects Eurocopter sales in the military market to increase substantially due to the start of delivery of the Tiger attack helicopter, the strong backlog for the NH90 military transport helicopter with a number of European governments and the increasing demand in international military and para-military export markets. In 2005, Eurocopter maintained its leadership by capturing more than 50% of the civil market in terms of deliveries and by achieving a strong growth in its military order book.

For 2005, the Eurocopter Division earned consolidated revenues of €3.2 billion, representing 9% of EADS' total revenues.

Strategy

The Eurocopter Division aims to further develop businesses and markets identified by Management as having the potential for continued growth. To this end, Eurocopter is actively:

Fostering internal growth and international expansion

Management intends to further develop Eurocopter's presence in emerging markets such as China, India and Eastern Europe and to bolster its position in traditionally inaccessible markets such as the South Korean, U.S. and U.K. military markets. To do so, Eurocopter will continue to capitalize on its proven experience of cooperation with local industries for program development and joint production projects. This approach has enabled Eurocopter to build solid foundations in rapidly growing markets. Eurocopter will also continue to pursue its industrial deployment strategy in the United States, where it already has two industrial and services facilities. In support of Eurocopter's international expansion, more than 20% of its employees work outside of the Division's home countries of France, Germany and Spain.

Implementing an intensive product and services policy designed to maintain its market leadership and technological superiority

The continuous renewal of Eurocopter's comprehensive product line of civil and military helicopters is essential in maintaining the Division's market leadership and technological superiority. Management intends to continue this process by (i) strengthening the market position of certain key products such as the Écureuil, the Dauphin, the EC 135 and the EC 145, (ii) emphasising Eurocopter's most recent products (e.g., entry into service and customization for export of the Tiger and NH90) and (iii) enhancing its product line (e.g., co-development of the medium lift EC175 with China; partnership with Korean industry to develop the military utility Korean Helicopter Industry (**"KHP"**)). Eurocopter's comprehensive product line allows it to leverage core technological solutions with its high-value customization capabilities, in order to respond to the cost-driven mission needs of a wide array of civil and military customers throughout the segmented helicopter market.

One of Eurocopter's key competitive advantages is its technological excellence. To maintain its position as a technological leader, Eurocopter promotes technology initiatives, such as the Heavy Transport Helicopter and drones, and research programmes emphasizing technologies that enhance the operational scope of its aircraft. Eurocopter is currently focused on innovation in fields such as environmental-friendliness, all-weather flying ability and economic affordability throughout an aircraft's lifecycle.

Because customer service is an important component of customer satisfaction and source of revenue for the Division, Eurocopter remains committed to strengthening and expanding its network of marketing, distribution and support systems, through its 'global offer' proposal. The network currently serves approximately 9,500 Eurocopter aircraft with 2,500 operators located in 139 countries.

Market

In 2005, the value of helicopters delivered worldwide was estimated at over €7 billion; a figure Management expects may grow to €11 billion by 2010. According to market forecasts by The Teal Group, Honeywell and Rolls Royce, between 5,200 to 5,800 civil helicopters and 5,500 to 6,000 military helicopters are expected to be built globally from 2006 to 2015. This forecast, particularly with respect to the military segment, depends to a large extent on the future of large U.S. development programmes.

Military demand for new helicopters is principally driven by budgetary and strategic considerations, and the need to replace ageing fleets. Management believes that the advanced age of current fleets, the emergence of a new generation of helicopters equipped with integrated systems and the ongoing introduction of combat helicopters into many national armed forces will contribute to increased military helicopter procurement over the next several years. Recent large-scale military programmes, such as those conducted by Australia, Brazil, Spain and the Nordics Standard Helicopter Project have confirmed this trend. Demand from the military segment has historically been subject to large year-to-year variations, due to evolving strategic considerations.

Military helicopters, which are usually larger and have more sophisticated systems than commercial helicopters, accounted for 43% of the total value of Eurocopter deliveries in 2005.

The military segment is highly competitive and is characterised by competitive restrictions on foreign manufacturers' access to the domestic defence bidding process, sometimes to the virtual exclusion of imports. Consequently, Eurocopter's past share of the global market for military helicopters has been comparatively small. EADS aims to increase this share in the future with the introduction of the Tiger and NH90 and with a more aggressive approach to international industrial cooperation.

In the military segment, Eurocopter's main competitors are AgustaWestland in Europe, and Bell Helicopter, Boeing and Sikorsky in the United States. Additionally, the Russian manufacturers and a number of U.S. and European domestic manufacturers compete in these markets.

The helicopters sold in the civil sector provide transport for corporate executives, offshore oil operations, diverse commercial applications and state agencies, including coast guard, police, medical and fire-fighting services. Management expects that the value of global civil deliveries will grow at an average rate of 3% in the next ten years. Market data indicates that in 2005, worldwide deliveries of civil turbine helicopters stood at approximately 580 units.

Eurocopter's main worldwide civil competitor is Bell Helicopter, a division of Textron Inc. of the United States. The civil helicopter market is relatively concentrated, with Eurocopter and Bell Helicopter accounting for approximately 75% of total civil helicopter sales in 2004.

Products and Services

Existing Products. Management believes that Eurocopter currently offers the most complete and modern range of helicopters, covering more than 85% of the overall civil and military market spectrum. Eurocopter's product range includes light single-engine, light twin-engine, medium and medium-heavy helicopters, and is based on a series of new-generation platforms designed to be adaptable to both military and civil applications. The product line is continuously updated with leading-edge technologies, assuring its modernity. The following table illustrates Eurocopter's existing product line:

Helicopter Type	Typical Uses	Entry into Service
Light Single Engine		
EC120	Corporate / Private	1998
Single Engine		
AS350	Utility, Law Enforcement, Corporate / Private	1975
EC130	Shuttle, Tourism, Offshore, Corporate / Private	2001
Light Twin Engine		
AS355N	Parapublic*, Utility, Corporate / Private	1988
EC135 / EC635	Emergency Medical, Parapublic*	1996/2003
EC145	Emergency Medical, Parapublic*, Shuttle	2002
Medium		
Dauphin	Offshore, Parapublic*	1977
EC155	Corporate / Private, Offshore, Parapublic*, Shuttle	1999
Medium Heavy		
Super Puma / Cougar	Offshore, Shuttle	1980
MK II	Offshore, Shuttle	1993
EC225	Offshore, VIP	2004

(*) *Parapublic includes law enforcement, fire fighting, border patrol, coast guard and public agency emergency medical services.*

The Tiger. The Tiger combat attack helicopter programme development is nearing completion. It includes four variants based on the same airframe: the 40 HAP (turreted gun, rockets and air-to-air missile) for France; the 80 UHT (antitank missile, air-to-air missile, axial gun and rockets) for Germany; the 22 ARH (antitank missile, turreted gun and rockets) for Australia; and the 24 HAD for Spain and 40 HAD for France (antitank missile, air-to-air missile, turreted gun, rockets and upgraded avionics and engines). The manufacturing ramp-up of the programme is reflected by the delivery of 13 Tigers as of February 2006 (five to the German Army, four to the French Army and four to Australia). The new Spanish Tiger version HAD programme, boasting a fully multi-mission version of the Tiger, was initiated after the signing of a contract in November 2005 for 24 aircraft.

Civil range. In recent years Eurocopter has invested in the renewal of its civil product line to enhance its competitive position in the civil segment, with the result that its share of the world market currently stands above 50%. Eurocopter has successfully introduced into the international market such new products as the light single-engine EC120 and the light twin-engine EC135, and such major product upgrades as the EC155, the latest evolution of the medium-class Dauphin, and the EC145, a derivative of the BK117. Deliveries of the EC130, the latest single-engine member of the Écureuil family, started in 2001.

EC225. The latest edition to the heavy-class family is the EC225. It is designed for passenger transport, in particular offshore and VIP, but also for public service missions, such as search and rescue (SAR). More than 30 orders for the EC225 and its military variant, the EC725, have been booked to date. In September 2005, European Aviation Safety Agency (EASA) awarded the EC225 helicopter an airworthiness certificate for unrestricted operations in icy conditions.

Products in Development. Current product development projects in the military segment include (1) the NH90, a military transport helicopter with different versions for tactical, naval and combat-search and rescue applications, and (2) the HAD version of the Tiger helicopter. Moreover, Management intends to commence new product development programmes in the near future in cooperation with Asian partners.

NH90. The NH90 was developed as a multi-role helicopter for both tactical transport and naval applications. The project, principally financed by the governments of France, Germany, Italy and the Netherlands, was jointly developed by Eurocopter, AgustaWestland of Italy and Fokker Services of the Netherlands as joint partners in Nato Helicopter Industries ("**NHI**") in direct proportion to their countries' expressed procurement commitments. Eurocopter's share of NHI is 62.5%. Production of the first lot of 243 helicopters and 55 optional helicopters to be delivered to the four partner countries started in 2000, with first deliveries expected in 2006. The NH90 high cabin version manufactured for the Swedish armed forces performed its maiden flight in 2005.

Designed for modern multi-mission capabilities and cost effectiveness throughout its lifecycle, the NH90 has rapidly become the reference military tactical helicopter for armed forces worldwide, selected by 18 services in 14 countries. In 2001, Portugal booked 10 NH90 helicopters; Finland, Sweden and Norway jointly ordered the NH90 (52 firm orders and 17 options); Greece ordered 20 aircraft in 2003, plus 14 options; in 2004, Oman ordered 20 NH90 TTH's and Australia ordered 12 NH90's (AIR 9000). Additionally, in the last twelve months, Spain, New Zealand and Belgium also selected the NH90 as their preferred helicopter for their upcoming acquisition programs The NH90 has been selected by 11 countries and its backlog totals 357 firm orders and 120 options. The announced selections add 73 helicopters to the existing backlog.

Tiger HAD (Hélicoptère Appui Destruction). The HAD version of the Tiger is a multi-role combat helicopter. It is based on the Tiger HAP and incorporates a more powerful engine, an IFF interrogation function, a new ballistic protection and an air-to-ground missile (AGM) capability. The HAD is expected to be qualified in 2010, with deliveries between 2010 and 2014.

EC175. Eurocopter and Chinese AVIC II Corporation launched the joint development and production of the EC175, a civil helicopter in the 6-ton category, which will broaden both partner's product ranges. The 5-year development phase will begin in early 2006. The new civil helicopter is due to make its first flight in 2009, with European and Chinese certification set for 2011, the year in which production is due to begin. Production will be shared on a 50/50 basis and each country will have its own assembly line. Sales forecasts for this latest-generation helicopter call for 800 units to be sold worldwide over the next 20 years.

KHP. The Korean government chose Eurocopter as the primary partner of Korea Aerospace Industries ("**KAI**") in the new KHP programme for the development of Korea's first military transport helicopter in the 8 metric ton class. The 6-year KHP development phase will run from 2006 to 2011. In the following 10-year production phase, 245 helicopters are to be manufactured. As the primary partner of KAI, Eurocopter has a stake of 30% in the development phase and 20% in the production phase. This programme is groundbreaking for Eurocopter in a previously American-dominated Korean market. Eurocopter and KAI have agreed to establish a 50/50 subsidiary to market the export version of the KHP, which has a forecasted worldwide demand of 250 helicopters over 20 years.

Customer Support

As of 31st December 2005, Eurocopter products constituted the world's second largest manufacturer fleet, with 9,460 helicopters in service worldwide. As a result, customer support activities to service this large fleet generated 31% of Eurocopter's revenues for 2005. Eurocopter's customer support activities consist primarily of training, maintenance, repairs and spare parts supply. To provide efficient worldwide service, Eurocopter has established an international network of subsidiaries, authorised distributors and service centres. Furthermore, in order to meet globalizing customer demand, Eurocopter is dynamically extending the range of services it provides to its customers. For example, Eurocopter and Thales established HELISIM, a helicopter-training centre, which opened in 2002. In 2004, a consortium consisting of Eurocopter, CAE, Rheinmetall Defence Electronics and Thales was awarded the contract for the Helicopter Flight Training Services (HFTS), the first Private Finance Initiative (PFI) project to design, build and operate three NH90 training centres in Germany. The Eurocopter Training Academy will be officially established in 2006.

Customers and Marketing

Eurocopter's principal military clients are European MoDs, as well as MoDs in Asia and the Middle East. Eurocopter's penetration of the civil and parapublic market is globally well-distributed, and its penetration of the civil and parapublic market in Europe, the United States and Canada places it first among manufacturers in these markets.

Eurocopter's global strategy is reflected in the scale of its large international network. Eurocopter's network currently encompasses 16 foreign subsidiaries, complemented by a network of authorised distributors and service centres aimed at a large number of existing and potential clients.

Additionally, Eurocopter has developed expertise in production licensing, joint production and subcontracting agreements, and has been developing links with industrial partners and suppliers in more than 35 countries.

Approximately 2,500 operators worldwide currently operate Eurocopter helicopters, forming a broad established base for Eurocopter's customer support activities. Eighty-five percent of Eurocopter's customers have fleets of between one and four helicopters.

The versatility and reliability of Eurocopter products have made them the preferred choice of the most prominent customers. The U.S. Coast Guard operates 95 Dolphin (Dauphin) helicopters and the world's largest offshore operators (Bristow, CHC, Era and PHI) use Eurocopter helicopters for passenger transport and offshore oil industry support. In the Emergency Medical Service market segment, Eurocopter helicopters dominate the fleets of large operators such as Air Methods in the U.S. and ADAC in Germany. Agencies with high serviceability requirements, including police and armed forces, rely on Eurocopter products.

Production

Eurocopter's manufacturing and development activities are carried out primarily in four locations, two in France and two in Germany. The French sites are located in Marignane, in southern France, and La Courneuve, near Paris. The German sites are located in Donauwörth and Ottobrunn, near Munich. With the ramping up of the Spanish HAD helicopter assembly line in Eurocopter's new Albacete plant, Spain is becoming the third industrial pillar of the Eurocopter Group.

The opening of an AS350 final assembly plant in Mississippi (targeting the U.S. parapublic sector) and of a Tiger final assembly line in Australia (relating to a specific Australian version under the AIR 87 programme) are further indications of Eurocopter's truly global presence and strategy of being close to its customers.

1.1.5 Defence & Security Systems

Introduction and Overview

The Defence & Security Systems Division ("**DS**" or the "**DS Division**") was created in 2003 to serve as the main pillar of EADS' defence and security activities. By combining EADS' Missile Systems (EADS' share in MBDA), Defence and Communications Systems (DCS), Defence Electronics (DE), Military Air Systems (MAS) (and EADS' share of the Eurofighter programme), as well as services activities within one division, EADS has focused its defence business to better meet the needs of customers requiring integrated defence and security solutions.

In its second full year of operation, the DS Division succeeded in expanding its cash flow and maintaining its EBIT* level over €200 million, mostly due to higher revenues driven by Eurofighter deliveries and MBDA programmes while investing significantly further in UAV programmes, further streamlining businesses and improving capabilities in Large Systems Integration ("**LSI**"). An additional external growth potential will be achieved through acquisitions in the naval and professional mobile radio businesses. DS' portfolio of innovative products and integrated solutions that cover electronics, missiles, platforms, systems and services, is designed to meet growing and changing requirements for all military and security needs. DS intends to continue the process of strengthening its LSI role in EADS' Systems and Solutions provider concept by increasing its focus on core businesses and fostering further efficiencies and adaptations. Through these measures, the DS Division expects to contribute to EADS' overall objective of raising the percentage of revenues derived from defence from 25% to 30% over the next five years.

System Design Centre (SDC)

The System Design Centre supports defence and security customers in Concept Development and Experimentation (CD&E) with Modelling and Simulation (M&S) in a synthetic environment, providing system architecture design framework and relevant competencies to the DS BUs and the overall EADS Group. The SDC is installed in France, Germany and the U.K. and provides a transnational networked experimentation and test environment through its Network Centric Operations Simulations Centres (NetCOS). By applying standardised methods and tools, the DS Division's LSI strategy is put on a solid and interoperable basis.

On a consolidated basis, the DS Division generated revenues of €5.6 billion for 2005, representing 16% of EADS' total revenues.

2005 Highlights for the DS Division

Several factors contributed to DS' progress in 2005. Transatlantic programmes such as MEADS and NATO AGS received contracts, while the Eurofighter programme continued delivery of Tranche 1 to partner nations. Successes in Missiles Systems include MBDA's contract awards for Exocet and Aster, as well as deliveries of Storm Shadow, and the commencement of series delivery for LFK of the Taurus missile systems to the German Bundeswehr. Taurus also received its first export contract from Spain. In the U.K., the Atlas consortium, which includes the DS Division as a tier one member, won the contract for the U.K. MoD's defence information infrastructure (DII). The DS Division expanded its presence in the areas of naval business with the acquisition (subject to closing) of Atlas Elektronik - together with ThyssenKrupp Technologies - and the professional mobile radio (PMR) business with the purchase of Nokia's PMR business. In Missile Systems, the DS Division took decisive steps in integrating LFK into MBDA.

Strategy

With its new, integrated structure, the DS Division presents a more harmonised approach to its customers in answering to the trend towards capabilities-based procurement, while at the same time creating internal synergies and savings.

The DS Division is also moving beyond defence to security and has recognised that its customers increasingly require full-service packages and integrated solutions to support this transformation process. Another aim for the DS Division is to sustain growth by focusing on further cooperation with home market customers while fostering and developing transatlantic partnerships. A clear goal remains to increase global reach in developing markets, including Central and Eastern Europe, India, Asia and the South Pacific, and South Africa.

Streamlining and focusing the DS Division

The organisational structures of Defence and Communications Systems and Defence Electronics have been streamlined and Military Air Systems (which has been operating under the new name since January 2006) has considerably expanded its portfolio in 2005 while receiving an optimised structure to reap the growing demand for UAVs. Centralisation of marketing and sales activities will create one face to the customer and harmonize DS Division offerings, while at the same time creating a footprint and global communities in key export markets, thereby enhancing its focus on customer needs. Moving the System Design Centre to DS Division level makes it more visible and accessible to BUs and the EADS Group. Focusing on people development, improvement of project risk management and streamlining its processes will ensure that the new organisation runs efficiently. Additionally, each BU will lead operative parts of the Services business, which will strengthen the capacities for future cooperative models with the customers.

Supporting the transformation process

Through already existing programmes with the NATO Supreme Allied Command Transformation, the French Defence Ministry, the U.K.'s NITEworks and Germany's national integrated test bed (NITB), DS is actively promoting European and NATO transformation. DS is supporting its customers in assessing and evolving their security needs by supplying simulation systems such as NetCOS in three out of the four home countries and with plans to expand to the U.S. DS also participates in the Network Centric Operations Industry Consortium (NCOIC), an industry-based collaborative forum, formed in order to recommend an architectural approach that system and platform developers may follow to facilitate their participation in a global network environment. The focus for the future will be to continue to work closely with industry and customer working groups to help define, influence and, most importantly, deliver system solutions geared towards an intensified transformation process.

Moving beyond defence into security

As an enabler for the organisations countering asymmetrical threats, DS' Large Systems Integration approach is the paradigm for the realisation of global security solutions. Seeking to maximise efficiencies through the optimal use of data and information together and across the relevant security organisations, DS is adapting its expertise in defence to the fast-growing markets of global security (estimated at €35 billion globally per year), multiplying the number of revenue and profit opportunities. Best practice examples include border surveillance in Romania and a contract to provide a nationwide Trans European Trunk Radio ("**TETRA**") radio network for Hungarian authorities.

Strengthening the DS Division's position in home markets and the U.S.

DS is continuing to focus on its customer orientation in the U.K., France, Spain, and Germany. Within these respective markets, further efforts in the core businesses will remain a strategic goal towards profitable growth in defence. In particular, EADS seeks to raise its visibility in the U.K. and capitalise on the opportunities that the U.K. market provides. The DS Division aims to become a market leader through projects emphasising LSI solutions such as U.K.'s defence information infrastructure (DII) programme, and ground based air defence (Land Environment Air Picture Provision - LEAPP). DS recently established a NetCOS centre in the U.K. with others already existing in France and Germany. In France, further inroads have also been made in the area of UAV technology partnerships and command & control systems. As an important partner in the Eurofighter consortium through EADS CASA, Spain continues to be a significant market for profitable growth, which DS is focused on developing. Involvement in the NEURON demonstrator is also coordinated through MAS Spain.

Penetration of the U.S. defence market remains a key objective for the DS Division, which seeks to expand its current U.S. industrial presence in defence electronics and test & services. EADS North America Defence Company ("**NA DefCo**") is part of the overall strategy to increase business with the U.S. Department of Defence and the U.S. industrial primes. NA DefCo is, however, an independent entity and remains outside of the DS organisation. Methods for expanding into the United States include:

- pursuing specific market segments where the DS Division can offer superior products and technologies, such as the Hellas obstacle avoidance system for helicopters and the TRS-3D radar for the U.S. Coastguard;
- building strong transatlantic industrial partnerships with U.S. prime contractors, including Northrop Grumman (U.S. Tanker programme, NATO AGS, Ballistic Missile Defence, EuroHawk®), Lockheed Martin (MEADS, Deepwater, Littoral Combat Ship, COBRA, Ballistic Missile Defence) and Raytheon (Ballistic Missile Defence) to explore new opportunities driven by military transformation; and
- seeking acquisitions and new partnerships to enhance the DS Division's U.S. operational footprint across several market sectors, including platform systems, operational support and defence electronics.

Defence and Communications Systems (DCS)

Defence and Communications Systems ("**DCS**") is the EADS "Systems House". The mission of DCS is to create complete communication and information system solutions and the means to implement them. DCS offers to its customers comprehensive and tailored solutions, combining the know-how to design, develop and implement LSI (Large Systems Integrations), and link the widest possible range of individual platforms and subsystems into a single effective network.

Information and secured communication system solutions in global security as well as systems enabling for effective border control and coastal surveillance constitute another major focus for DCS. System integration is becoming increasingly important in these areas.

Through the acquisition (subject to closing) of Atlas Elektronik in Bremen together with ThyssenKrupp Technologies, DCS will pool its competencies in naval sensors, electronics and combat management systems, thus creating a strong maritime electronics and systems company.

In 2005, DCS generated 19% of DS's total revenues.

Markets

DCS faces competition from large U.S. and European companies that also specialise in DCS markets. Major competitors are Lockheed Martin, Thales, Motorola and SAIC. Key customers for DCS' business include mainly governmental customers, such as MoDs, ministries of interior in the home markets France, Germany and the U.K. with an increasing focus on other European countries and Asia.

Products

Mission Systems & Solutions ("**MSS**"). DCS offers comprehensive military mission capabilities in the area of airspace dominance, battlespace systems, intelligence solutions and naval systems as well as an overall systems support. It acts as a prime for full systems design architecture and systems integration responsibility for military land-, sea-, air- and space-based systems. MSS delivers airspace dominance systems for defensive, offensive and support operations in a combined, joint environment, thus realizing flexible, network enabled capabilities.

In the area of battle management solutions for army and joint forces, MSS provides complete solutions offering a continuous chain of command from the highest level of command to the forces on the ground. The portfolio allows to take mutual advantage from a variety of interdependent elements: multi data source fusion systems, multi mission ground stations, command control (C3I) systems for the strategic, operative and tactical level, military communication networks and intelligence systems. MSS is a major designer and supplier of C3I systems to the armed forces in France and Germany, and the Joint Staffs in France, Germany and NATO.

MSS systems support enables customers to maintain and operate their EADS provided systems over the service life of these systems.

Major contracts signed include the installation of a land-based maritime traffic surveillance and coastal protection system in Portugal and a contract for the development of the French C3I system SIR. In the Asia Pacific a contract with the Vietnamese Ministry of Natural Resources and the Environment for an integrated surveillance system for the Vietnamese Centre for Remote Sensing was signed.

Information Infrastructure Solutions (IIS). DCS provides solutions, interfaces and gateways necessary to use Open Architectures that improve interconnection and interoperability. Key competencies are information infrastructure security, network infrastructure interoperability, information management, satellite based broad band solutions, information infrastructure integration, integrated logistics support, interoperability and spectrum dominance.

IIS is focusing on the information infrastructure through systems and services by integrating relevant C4I-Systems on all types of platforms in order to network all players in the battle space. IIS is responsible for designing and implementing infrastructure including all the services needed to support the Mission Systems & Solutions projects.

The Atlas consortium (in which Fujitsu is the prime contractor and EADS is a key member) won the contract for U.K.'s MoD defence information infrastructure (DII) project in 2005. The 10-year programme will provide 300,000 users with a single information network delivering a coherent integration of sensors, decision makers, weapon systems and support capabilities. IIS also won a contract award from NATO procurement agency to supply an Interim Forces Tracking System (IFTS), a secure system for locating Allied Forces in Kosovo and the Balkans.

Global Security. DCS provides fully integrated solutions and services in order to mitigate risk exposure in the areas of: border and maritime security, crisis management, large event protection and critical infrastructure. Taking into account the increased interconnection between different areas of threat and particularly in view of the growing interdependencies of internal and external security, the seamless collaboration of different security organisations is increasingly important. EADS seeks to maximise efficiencies through the optimized use of data and information together and across the relevant security organisations.

The contract between Romania and EADS, confirmed in 2005, provides for the delivery of an integrated system for surveillance and securing of the Romanian border. This will enable Romania to meet its increased security requirements after its planned E.U. entry. The first phase of the project will be completed by the end of 2006, shortly before Romania officially joins the E.U., and completion of the overall project is targeted for December 2009.

Secure Networks ("**SN**"). DCS provides integrated security solutions for public safety, civil defence entities, transport and industries, using TETRAPOL, TETRA and P25 standard secure communication networks. SN has taken over Nokia's PMR business in 2005 and is now a global leader in providing high level communications systems for law enforcement and civil safety organisations.

Major contracts recently signed are the delivery of the infrastructure for the Hungarian nationwide TETRA radio network (EDR), the TETRA solution to secure communications during 15th Asian Games in December 2006 in Qatar, the procurement contract to supply the German Armed Forces (Bundeswehr) with TETRAPOL technology and the contract with the French National Gendarmerie on modernisation of its "RUBIS" secure TETRAPOL radio communications network. Within the scope of the competitive tendering for the nationwide digital voice and data transmission network for German security authorities and organisations ("**BOS**"), EADS has submitted the most cost-effective bid according to the results of the first evaluation.

Defence Electronics (DE)

As the Electronic Warfare, Avionics and Sensors House of EADS, DE provides mission-critical elements for data gathering, data processing and distribution, and self-defence. Its business is based on sensors and subsystems as a second-tier supplier and addresses the market for surveillance and reconnaissance, military mission management, platform self-protection, network-enabled capabilities and military forces support.

In 2005, the DE business generated 11% of DS's total revenues.

Markets

EADS' main competitors in defence electronics are large and medium-sized U.S. and European companies (i.e., Raytheon, Northrop-Grumman, Thales, BAE Systems, Galileo Avionica, Indra and Saab) as well as competitors from Israel. Following this year's integration of Ewation GmbH into DE, growth in Electronic Warfare (EW) systems is a key strategic goal for DE. DE's key customers include MoDs, interior ministries, military services, security forces, the in-house EADS systems suppliers and other LSI's worldwide. Through various joint ventures, participations and cooperations, DE has access to MoDs of all NATO countries, particularly in Germany, France, the U.K., Spain and Italy. Export markets, especially in the Middle East and the Asia-Pacific region, also offer growth opportunities.

Products

Electronic Warfare and Self Defence. DE supplies electronic self-protection systems for aircraft, ships and armoured vehicles, such as laser warning, missile warning and active electronic countermeasure units, including directed infrared countermeasures, self-protection jammers and towed decoys. In this field DE delivers core components to the "EuroDASS" defensive aids subsystem on Germany's 180 Eurofighters and supplies additional avionics components to the wider Eurofighter programme. It has subsystem responsibility for the A400M's self-protection system, also supplying core EW equipment such as the Infrared missile warning system MIRAS contracted in 2005. For military mission aircraft, helicopters (NH90, Tiger) and VIP aircraft, DE is particularly developing solutions to counter threats from infrared-guided missiles. To date, DE has sold approximately 5,000 units of its missile warning sensor (MILDS), which is deployed on a variety of helicopters and transport aircraft. Based on MILDS, DE has developed the version MILDS F to meet specific requirements for the Royal Danish Navy's F-16 fighter aircraft. DE also offers self-defence equipment for ships and armoured vehicles.

Avionics. As a major partner in the field of military mission avionics for the A400M, DE assumes the subsystem responsibility for mission management and defensive aids. The DE portfolio also comprises avionics equipment, such as digital map units (EuroGrid), flight data recording units and obstacle warning systems for helicopters. Additionally, DE is developing multi-sensor integration and data fusion technology, which is a key future technology for network-enabled capabilities. For example, DE is in charge of sensor fusion software on the NATO AWACS E3A and the Australian "Wedgetail" programmes and was awarded a contract in 2004 to develop a Multi-Sensor Tracking system for the Finnish Air Force. Additional products offered by DE in the field of communication and identification include wide-band modular data links and MIDS (multi-function information distribution system), both core elements of network-centric operations.

Sensors. DE is a principal partner for airborne multi-mode radars such as the Captor radar in the Eurofighter programme, combined with integrated logistics support, maintenance and upgrades. DE is also heavily involved in the technology development and application of next-generation active phased array radars for air, naval and ground applications, such as Eurofighter, the Tactical Radar for Ground Surveillance (TRGS) and MEADS. In the area of air defence, EADS produces mid-range radars for ship (TRS-3D) and land (TRML-3D) applications. As subcontractor for the K-130 corvettes of the German Navy and the Finnish Squadron-2000 programme, EADS is responsible for major shipboard sensor subsystems. A success in the U.S. market was a bilateral agreement signed in October 2004 for a long-term partnership with Lockheed Martin to evaluate opportunities for joint development, marketing and production of the TRS-3D in other shipbuilding programmes worldwide, which has led to two radar contracts to date.

DE also takes a lead role in developing and manufacturing synthetic aperture radars (SAR), which are considered essential for future reconnaissance and surveillance operations. In this field, EADS has developed MiniSAR, the European stand-off SAR sensor for wide-area surveillance (SOSTAR-X) as well as for use in the TCAR AGS Radar for the NATO AGS programme. DE's radar competence is underscored by the Microwave Factory, an automated assembly line for the manufacturing of miniaturized high frequency components forming an integral part of future radar sensors and electronic warfare applications. EADS holds a 50% stake in United Monolithic Semiconductors (UMS), a joint venture with Thales. UMS provides EADS with access to essential gallium arsenide technology for next-generation radars.

Military Air Systems

The DS Division's Military Air Systems unit focuses on the development and manufacturing of the Eurofighter combat aircraft, maintenance, repair and overhaul (MRO), logistics support, upgrade of existing combat air systems, provision of training services and construction and manufacturing of Airbus aerostructures. Additionally, Military Air Systems designs light combat / training aircraft and unmanned aerial vehicles (UAV / UCAV). Military Air Systems has launched the MACH4i change project to optimize its organisation, streamline its internal processes and improve its corporate culture.

In 2005, the Military Air Systems business generated 32% of DS's total revenues.

Products and Services

Eurofighter. Eurofighter, known as "Typhoon" for export outside of Europe, is a network-enabled, extremely agile, high-performance multi-role combat aircraft optimised for swing-role operations in complex air to air and air to surface combat scenarios. It is fully compatible with state-of-the-art NATO weapons systems. Known as Europe's largest collaborative programme, Eurofighter is designed to enhance fleet efficiency through a single flying weapon system capable of fulfilling supersonic, beyond-visual-range combat, subsonic close-in air combat, air interdiction, air defence suppression and maritime and littoral attack roles. The tactical requirements of the aircraft include all-weather capability, short take-off and landing capability, high survivability and operational readiness. The Eurofighter was designed to be adapted and improved over the long-term, as new avionics and weapons evolve, to provide for an extended service life.

The Eurofighter programme is organised through the NATO Eurofighter and TORNADO Management Agency ("**NETMA**") via participating nations. NETMA contracts with Eurofighter Jagdflugzeug GmbH (Eurofighter GmbH), the programme management company for the Eurofighter programme. The Eurofighter GmbH shareholders and subcontractors are EADS (46% share), BAE Systems (33% share) and Alenia Aerospazio, a division of Finmeccanica (21% share). With regard to series production, the respective production workshares of the participating partners within the Eurofighter consortium stand at 43% for EADS, 37.5% for BAE Systems and 19.5% for Alenia, reflecting the relative number of aircraft ordered by each country's programme participant. EADS is responsible for the centre fuselage, the flight control systems, the manufacturing of the right wing and leading edge slats, and the final assembly of the 180 aircraft for the German Air Force and 87 aircraft ordered by the Spanish Air Force. The final assembly of the Eurofighter takes place in the relevant contracting country: Manching in Germany, Getafe in Spain, Warton in the U.K. and Torino in Italy.

In January 1998, NETMA signed an umbrella Eurofighter contract for 620 aircraft: U.K. 232 (with 65 options); Germany 180; Italy 121 (with 9 options); and Spain 87 (with 16 options). The umbrella contract, while fixing a maximum price for the overall programme, also stipulates that production agreements are to be awarded in three tranches. The programme includes the development, production investment and series production of the aircraft. Currently, 402 aircraft are firmly on order.

Eurofighter's first tranche of 148 aircraft is being delivered between 2003 and 2007, with additional production expected to continue until 2015. Seventy-four Tranche 1 aircraft have been delivered as of the end of 2005, and the rest are in final assembly or advanced production. Eurofighter has already sold 18 aircraft to Austria, and further export opportunities are believed to exist in Europe, the Middle East and the Far East. A government-to-government agreement has been reached between the U.K. and the Kingdom of Saudi Arabia on the purchase of Eurofighter aircraft, marking the first export success of the aircraft outside Europe.

Intelligence, Surveillance and Reconnaissance Systems (ISR). ISR focuses on the development of complete air-based systems with integrated sensors for strategic, operational and tactical missions primarily for information procurement (i.e., surveillance and reconnaissance). The ISR product portfolio comprises the complete spectrum of manned mission aircrafts and Unmanned Air Vehicles ("**UAVs**") and Unmanned Combat Aerial Vehicles ("**UCAV**"). In June 2004, the French MoD launched an initiative to close the gap in European defence capacity in the area of MALE drones with a system designed and manufactured by European industry. The Minister subsequently appointed EADS for the EuroMALE drone demonstrator programme. EADS' main partners in the project are Dassault and Thales. EADS is also working on a technology demonstrator project to acquire new experiences and technologies for future UAVs.

The transatlantic EuroHawk® project was initiated by EADS and Northrop Grumman in July 2000. The two companies signed an agreement to develop an unmanned aerial wide-area surveillance and reconnaissance system by bringing together their respective expertise and company-funded developments in UAV and mission system ISR technology. This cooperation initiated a bilateral project agreement between the U.S. Air Force and the German MoD, which was signed in October 2001. The first phase of the project includes the proof of operation of the high altitude long endurance (HALE) UAV concept, the integration of the Defence Electronics (DE) signal intelligence (SIGINT) sensor and a flight demonstration programme in Germany successfully concluded in 2003 to the customer's continuing satisfaction. Additional milestones include the German Procurement Agency proposal request delivered in September 2004 and the expected Design and Development Contract award in 2006.

The Transatlantic Industry Proposed Solution ("**TIPS**") Consortium, made up of EADS, Galileo Avionica, General Dynamics Canada, Indra, Northrop Grumman and Thales, was selected by NATO in April 2004 to provide a NATO-owned common ground picture for battlefield planning with a mixed fleet of manned wide body -jets (A321) and high -altitude long -endurance UAVs (Global Hawk). The Transatlantic Cooperative AGS radar ("**TCAR**") will equip both manned and unmanned platforms. The TCAR consortium under the lead of DE is composed of Dutch Space, EADS, Galileo Avionica - FIAR, Indra, Northrop Grumman, Raytheon and Thales. The TCAR programme will be integrated into the NATO AGS bid, acting as a subcontractor within TIPS. In 2005, TIPS successfully completed a risk reduction study which was another important milestone that confirms this programme is both affordable and executable. The Design and Development Contract award from NATO is expected in 2006.

Pilot Training and Training Aircraft. The training and light combat aircraft market is competitive, with offerings from BAE Systems (Hawk 128), KAI/Lockheed Martin (T-50), Aermacchi (AM-346) and others. EADS' entry in this field is the Mako High Energy Aircraft Trainer (HEAT). The Mako HEAT is intended to close the growing gap between the demands made on pilots by modern fighter aircraft and the training opportunities provided by ageing in-service trainers. While EADS will not launch a full-scale design phase for the time being, efforts to win customers and industrial partners will continue.

Military Air Systems Upgrades and Support Services. In addition to providing profitable after-market services to existing customers, aircraft modernisation operations provide access to new export markets for future sales of all types of aircraft, both military and commercial. The upgrading of military airframes is particularly attractive for countries with limited national defence budgets, such as those in Central and Eastern Europe, Latin America, North Africa and some Asian regions. For these nations, the purchase of new multi-role aircraft is either politically or economically unaffordable, making upgrading of existing airframes the most cost-effective solution. EADS has developed expertise in the field of Military Air Systems upgrades through programmes for such aircraft as the Tornado, F-4 Phantom, F-18, F-5, MiG-29, Mirage F-1, C101 Aviojet, Harrier AV-8B, E-3A AWACS, P-3A Orion, C-160 Transall and Breguet Atlantic 1. These capabilities will be particularly valuable in capturing new markets, such as further upgrades of central European air force aircraft and future support contracts for Eurofighter.

Missile Systems

The Missile Systems group within the DS Division (consolidating 50% of MBDA and 100% of EADS / LFK) offers superior and unique capabilities in missile systems and covers the whole range of solutions for air superiority, land control and sea power missions, while also providing the most evolved technological solutions in strike weapons and missile defence for all three services. The further development of access to export markets access and the consolidation of the business will remain principal goals for 2005. Enhancing the missile technology and product portfolio to provide customers with a broader range of cost-effective missile solutions should enable MBDA to continue to offer an unrivalled range of products and services. The integration of EADS / LFK into MBDA is under way, following receipt of final approvals from the European Commission and the German competition authority in February 2006.

In 2005, the Missiles Systems business generated 35% of DS's total revenues.

Markets

Missile Systems has a geographically diverse customer portfolio. Through a multinational network of subsidiaries, this unit has direct access to the major European domestic markets in France, Germany, Italy, Spain and the U.K. It also has a stable foothold in growing export markets such as Asia and the Gulf region, and benefits from transatlantic cooperation on programmes such as MEADS and Patriot.

Four principal defence contractors are active in the worldwide market for tactical missiles and missile systems. As measured by revenues in U.S. Dollars, MBDA ranked first in 2005 sales figures for the second time and ahead of Raytheon, Lockheed Martin and Boeing missile activities. The current worldwide market for missile systems is estimated to exceed €10 billion. This market is expected to increase due to:

- the demand for development of new products (such as ground -based air defence systems and precision stand-off guided missile systems);
- new missile carrying platforms entering into service (Mirage 2000-5/9, Rafale, Eurofighter/Typhoon, Gripen, Tiger helicopter, new frigates and aircraft carriers); and
- different requirements for future weapon systems derived from new operational tasks and lessons learned from recent conflicts.

Products

The EADS Missile Systems group, with its broad range of MBDA and LFK products, is active in all of the six principal missile system categories: air-to-air, air-to-surface, ground-to-air, surface-to-air, anti-ship and surface-to-surface. The following table lists the programmes in which EADS participates as prime or major contractor either directly or through joint ventures:

Type of Missile	Purposes	Key Products or Projects
Air-to-Air	Short-range	ASRAAM
	Beyond visual range	MICA
	Long-range	Meteor
Air-to-Ground	Stand-off guided	Taurus KEPD 350, AFDS, DWS (for fighter aircraft)
	Long-range	LR TRIGAT (for TIGER helicopter)
	Short-range	Diamond Back – Bang
	Stand-off with sub-munitions	Apache
	Stand-off unitary warhead	Scalp EG / Storm Shadow
	Prestrategic stand-off	ASMP – ASMP A/VESTA
	Anti-radar	ALARM
Ground-to-Air	Tactical air defence	Stinger, LFK NG, Roland, Gepard, Patriot / PAC 3, MEADS
Ground-to-Air/ATBM	Very short-range	Mistral – Stinger (under license)
	Short-range	VL Mica – Roland – Rapier – Spada
	Medium-range	Aster SAMP / T – MEADS – Patriot/PAC 3
Ground-to-Ground	Medium-range	Milan / Milan ADT, HOT
Subsystems		Warheads (TDW)
		Propulsion Systems (Bayern Chemie) (e.g., Meteor / ramjet)
Surface-to-Air/Naval	Very short-range	Mistral
	Short-range	VL Mica – VL Seawolf
	Short-range	Albatros – RAM
	Medium-range	Aster/PAAMS – Aster / SAAM – ESSM
Anti-ship	Light	Sea Skua – AS 15 TT – NSM – Marte
	Heavy	Exocet family - TESEO
	Anti-submarine	Milas
Anti-tank	Short-range	Eryx
	Medium-range	Milan
	Long-range	HOT – LR Trigat - Brimstone
Surface-to-Surface, Deep Attack	Ground-to-ground	G-MLRS
	Sea-to-land	Scalp Naval

The most significant programmes currently under development and production are Aster, Storm Shadow / Scalp EG, Taurus and Meteor, with the bulk of deliveries scheduled between 2003 and 2007.

Aster Family. The FSAF *(famille de missiles sol-air futurs)* Phase 3 contract signed with OCCAR (Organisation Conjointe de Coopération en matière d'Armement) in November 2003 is worth €3 billion (thereof €2.3 billion MBDA). This contract covers the series production of approximately 1400 Aster missiles and associated missile systems, and it represents Europe's first advanced naval and ground-based air defence missile system with Anti-Tactical Ballistic Missiles *(ATBM)*.

Storm Shadow / Scalp EG. Already in service in the U.K. and France, and entering service in Italy in 2006, the Storm Shadow / Scalp EG was also selected by Greece in January 2004. The Hellenic Air Force has ordered 34 Storm Shadow / Scalp EG (SS / EG) missile systems. Having reached full production in 2004, the SS / EG has delivered about 600 missiles to customers in 2005. In the UAE, where the missile is known as "Black Shaheen", deliveries are under way to the air force.

Taurus KEPD 350. EADS / LFK and SAAB Bofors are working together under the roof of Taurus Systems GmbH to create and deliver the Taurus KEPD 350, a precise stand-off guided missile system for Tornado, Gripen and

Eurofighter aircraft. Taurus KEPD 350 is starting series production for the German Air Force and a first batch of 65 have been delivered. In 2005, Spain has also decided its intention to procure 43 Taurus KEPD 350 for its F/A-18 and Eurofighter aircraft.

METEOR. For its first live air-launched demonstration in 2006, METEOR will be fired from a Gripen combat aircraft at the Vidsel range in Sweden. This test flight, using a missile equipped with a full telemetry capability (not with a warhead or a seeker), will confirm METEOR release properties, manoeuvrability and the effectiveness of the motor technology as it goes through its boost and sustain phases

MEADS. The MEADS Medium Extended Air Defence System, a ground-based tactical air defence system, is a good example of dynamic and successful cooperation on a transatlantic level. MEADS will protect troops during out-of-area missions and objectives within the scope of homeland defence. The financial share of the programme is 58% American, 25% German and 17% Italian. The technical workshare of the companies involved – EADS / LFK (Germany), MBDA-IT (Italy) and Lockheed Martin (United States) – is in line with the respective cost contribution percentages. The European companies coordinate their activities through the joint venture company euroMeads GmbH, which, like Lockheed Martin, has a 50% share in MEADS International Inc. (“**MI**”). On 1st June 2005, MI formally signed a contract to design and develop MEADS. The contract value is approximately $2 billion plus €1.4 billion for the program’s design and development (“**D&D**”) phase. The D&D contract extends the period of performance of a previous letter contract that was awarded to MI by the NATO MEADS Management Agency (NAMEADSMA) in September 2004. Award of the contract followed the German government’s approval on 20th April 2005 of entry into the MEADS D&D phase, a step taken earlier by the governments of Italy and the United States.

Ballistic Missile Defence. EADS is the only company in Europe with the full range of skills and technologies needed to develop, deploy and support Ballistic Missile Defence (“**BMD**”) systems, whether for the protection of armed forces or entire countries and their populations. As part of the U.S. effort to develop a defence against missile attack, NATO has selected EADS as a member of a transatlantic consortium to conduct a Theatre Missile Defence feasibility study. In September 2004, EADS and Raytheon signed a co-operative agreement to begin collaborating on ballistic missile defence interceptor programmes in Europe, the U.S. and around the world. EADS has signed further Memorandums of Understanding in the field of BMD with Lockheed Martin and Northrop Grumman.

Services Activities

The DS Division’s Services activities were organized in 2005 around outsourced services, test and related services, and system engineering services. Each BU leads operative parts of the services business, further developing the activities in the area. Additionally, a centre of competence for services activities is being created. Capacities for future cooperative models with the customer will be strengthened. The growing complexity of modern systems and engineering tools and the requirement for cost-effectiveness has led customers to demand turnkey solutions instead of stand-alone equipment. Because of its technical and organisational capabilities, EADS can pool the resources and products of its various subsidiaries and external suppliers to offer such solutions.

For armed forces, outsourcing is an effective solution to the problems of tight public budgets and reductions of military personnel. To maintain its position as prime contractor with military customers and to generate profitable growth in stable defence markets, EADS aims to play a key role in such outsourcing of defence activities.

In 2005, Services activities generated 4 % of DS’s total revenues.

Outsourced Services

This provides for training services to the German and French navies and air forces for air defence, in addition to other services in Europe. EADS was selected by the German MoD for a 5-year flight operations contract (€95 million) from 2004 until 2008 (target towing, ELOKA training). Altogether, Services units operate 26 aircraft.

Services also participates in various outsourcing projects for French, German, Spanish and U.K. military customers in the field of logistics, training, telecommunications and flight operations.

Services units will participate in the Atlas consortium, which was shortlisted against on competitor in the DII (Defence Information Initiative in military communications) project.

Test & Services

The increasingly complex electronics used in civil and military air systems and weapon systems require continuous equipment maintenance testing solutions.

Through its Test & Services unit, the DS division confirmed its leading worldwide market share position for multi-purpose civil aviation test systems and related services, as well as its leading position in Europe as supplier of multi-purpose defence test equipment. In 2005, Test & Services sustained its level of orders from airlines worldwide. This is consistent with Test & Services' strategy to develop a scalable technical standard that provides airlines with continuous solutions.

The acquisition of Racal Instruments resulted in the group's Test & Services unit becoming the leader in the market for testing equipment, solutions and services in Europe. Future plans include implementing and developing synergies between Racal Instruments and the former Test & Services unit and generating new customers in different countries through partnerships or industrial presence.

System Engineering and Consulting Services

In 2005, Apsys continued to build on its position as the French leader in risk management on advanced technology projects. This operating unit offers different types of services (e.g., consulting; studies; training; software; and audit) along all phases of a project life-cycle and utilises various technical approaches (e.g., reliability, availability, maintainability and safety studies; human factor analysis; industrial, environmental and nuclear risk assessment; and software and system quality). Major markets include aeronautics, defence, the petroleum industry and transportation systems. Apsys plans to continue its long-term partnerships with EADS customers (Airbus, Eurocopter and Space Launchers), representing the majority of its revenues, while also diversifying and enhancing its business with other customers.

Dornier Consulting GmbH

Dornier Consulting continued its direction of profitable growth in 2005 as a company for Future-oriented transportation and technology consulting with focus on traffic, transportation and logistic concepts, system specification and integration, modern technologies for the management of natural resources as well as professional full-service project management. It is an independent consulting and engineering company with clients in the public and private sector in Germany, Central and Eastern Europe, Central Asia as well as in the Near and Middle East. Major clients are national and international institutions (World Bank, United Nations Development Programme, European Union, *Kreditanstalt für Wiederaufbau* (KfW), *Gesellschaft für Tecnische Zusammenarbeit* (GTZ)), governments, authorities, German Railroad (*Deutsche Bundesbahn*), DaimlerChrysler and EADS as well as a wide spectrum of private companies. Dornier Consulting intends to further develop its position within EADS and to act as a door opener for other EADS Units.

1.1.6 Space

Introduction and Overview

EADS is the third-largest space systems manufacturing company in the world after Boeing and Lockheed Martin and the leading European supplier of satellites, orbital infrastructures, launchers and associated services. In 2005, the Space Division's consolidated revenues were €2.7 billion, representing 8% of EADS' total revenues.

The Space Division ("**EADS SPACE**") designs, develops and manufactures satellites, orbital infrastructures and launcher systems and provides space services. EADS SPACE is composed of three main entities: EADS Astrium, EADS SPACE Transportation ("**EADS-ST**") and EADS SPACE Services. EADS SPACE also provides launch services, through its shareholdings in Arianespace (Ariane 5 launcher), Starsem (Soyuz launcher) and Eurockot (Rockot launcher), as well as services related to telecommunications and earth observation satellites, through dedicated companies such as wholly-owned subsidiaries Paradigm Secure Communications and Paradigm Services (**"Paradigm"**), Infoterra and joint ventures such as Spot Image.

The return to profitability of EADS SPACE in 2004, following two years of major industrial re-engineering, was maintained in 2005 with a positive EBIT* of €58 million (2.2% of revenues). All three BUs of EADS SPACE, (EADS Astrium, EADS-ST and EADS SPACE Services) have posted positive 2005 results.

Strategy

As part of EADS, with an established presence in four European space powers (France, Germany, Spain and the United Kingdom), and a future presence in the Netherlands due to the on-going acquisition of Dutch Space, EADS SPACE is the only European company to benefit from the full range of competencies in all fields of the space industry (satellites, launchers, orbital infrastructure and services). EADS SPACE's strategy is to build on these key strategic assets and to strengthen its position in the market.

Secure EADS' position in the commercial launch services market

As the main industrial shareholder and prime supplier of Arianespace, and with the backing of European governments (illustrated by the implementation of the European Guaranteed Access to Space (EGAS) initiative), EADS leads the restructuring of the European space transportation industry in response to increased competition in the launch vehicle field and a weak commercial telecommunications satellite launch market. EADS SPACE is the prime contractor for Ariane development and production, and is therefore in a position to streamline the Ariane manufacturing process in order to reduce costs and to increase launcher performance and reliability. The qualification of the Ariane ECA launcher, obtained after a second successful launch in November 2005 (the first one having occurred in February 2005), reflect the results of these efforts. The decisions of the December 2005 Space Ministerial Conference further illustrate the determination of the European governments to support Ariane. Reinforced links with the Russian space industry (Starsem and Eurockot joint ventures) further buttress EADS' position in the commercial launch services market.

Extend EADS' leadership in European military space programmes

Management views national and European space programmes, such as the Paradigm and Satcom BW programmes, as important future growth segments for the Company. EADS SPACE operates the Skynet system for the U.K. government and is developing Paradigm to serve the U.K. government's needs in the coming years. In addition, because spare capacity is available on Paradigm, EADS SPACE has made available its services in military telecommunications, and has signed contracts with NATO, Portugal and other governments for their secure satellite communications requirements. EADS SPACE is also well-positioned in military reconnaissance systems (Helios II and Pleiades) and other military-specific capabilities (e.g., Spirale, Lola, Essaim and Elint). An agreement to supply and operate for Germany secured communications satellites has been reached, which is currently subject to the customary German parliamentary approval process. Management believes that European governments realise the increasing importance of space systems following the Iraq, Afghan and Kosovo military campaigns and can be expected to commit greater resources to independent use of space-based systems, triggering potential export opportunities for EADS.

Become the European leader in navigation systems and services

Management believes that the Galileo satellite-based navigation system offers numerous development opportunities to EADS in the civilian (e.g., air traffic control) and security (e.g., precision positioning) markets. EADS SPACE is the largest member of Galileo Industries, the hardware provider for the Galileo project. In order to operate the Galileo concession, the two competing consortia, iNavSat (EADS, Inmarsat and Thales) and EUrely (Alcatel-Alenia Space, Finmeccanica, Hispasat and Aeropuertos Españoles y Navegacion Aérea (AENA)), together with a third entity (TeleOp), merged. The merged consortia expect to be awarded a concession contract by the Galileo Joint Undertaking (ESA and the European Commission) in 2006.

Satellites – EADS Astrium

Overview

EADS Astrium is the leading European company in the design and manufacture of satellite systems, spanning all major segments of the satellite market, including platforms, payloads and equipment. It provides (1) telecommunications satellites to leading telecommunications service providers, (2) earth observation, navigation and science satellites systems to major national and international agencies, and (3) military applications satellite systems to European MoDs. EADS Astrium also designs and manufactures payload equipment and subsystems for the global space industry market.

EADS Astrium's business covers the four categories of satellite systems described below:

Telecommunications satellites have multiple applications, such as long-distance and mobile telephone links, television and radio broadcasting, data transmission, multimedia and Internet trunking. They may be used for civil or military applications.

Observation satellites allow the gathering of information for various fields, such as cartography, weather forecasting, climate monitoring, agricultural and forestry management, mineral, energy and water resource management and military surveillance applications.

Scientific satellites are tailor-made products adapted to the specific requirements of the mission assigned to them. They have applications such as astronomical observation of the sources of radiation of the universe, planetary exploration and earth sciences.

Navigation satellite systems deliver signals that enable users to determine their geographic position with high accuracy, and are increasingly significant in many sectors of commercial activity, such as airlines, transport operators on land, sea and air, emergency services, agriculture and fisheries, tourism and telecommunications networks.

Market

The commercial telecommunications satellite manufacturing market is highly competitive, with customer decisions based principally on price, technical expertise and track record. EADS Astrium has approximately 15-20% of this worldwide market, and its main competitors are Boeing, Lockheed Martin and Loral of the United States and Alcatel-Alenia Space of France and Italy. Management views the telecommunications satellite segment as slowly recovering from the effects of a market consolidation, because of such factors as (1) increased telecommunications demand, including Internet, multimedia and military needs, and (2) greater demand to replace aging fleets. But, the segment remains a highly competitive market, due in part to the increasing concentration of satellite operators. EADS intends to strengthen its position in this field and to participate in the market recovery.

EADS benefits from its long-term and close relationships with institutional customers in France, Germany, Spain and the United Kingdom that have access to their respective national budgets.

In Europe, the market for observation, scientific and navigation satellites is organised either on a national or on a multinational (European Space Agency ("**ESA**"), Eumetsat) basis and in accordance with the fair return policy, under which contracts are awarded to domestic suppliers in proportion to the respective contributions of the suppliers' countries.

There is emerging export demand for earth observation systems, for which EADS is currently the sole significant European provider. Furthermore, civil state agencies, including ESA, are likely to display increased needs for earth observation satellites in the framework of European environmental programmes, identified as a key focus of the E.U./ESA framework agreement on European Space Policy in 2003, and further emphasized in the Space Ministerial Conference held in December 2005. EADS expects the scientific satellite market to remain stable over the medium term.

The agreements reached in 2003 at the E.U. level and among ESA member states regarding the development and implementation of Galileo, the new European global satellite navigation system, led to the establishment of the Galileo Joint Undertaking (the legal entity that will have the task of coordinating ESA and E.U. involvement in Galileo). The Galileo programme comprises 30 navigation satellites and a potential equipment contract valued at more than €3 billion. Full deployment of the system is expected around 2010. For the space industry and its customers, the Galileo programme's economic, industrial and strategic importance is paramount. This programme is likely to be a driver of innovative user and customer-oriented solutions, creating new markets for navigation-related services.

In the market for military satellites, EADS expects increased demand for telecommunications and observation satellites. In recent conflicts, the shortcomings of European military capabilities in that field have become increasingly visible, while the need for preparedness in the face of elusive threats has promoted such means to a higher level of priority. The Skynet 5 contract in the United Kingdom, the Helios 2, Spirale, Lola and Essaim contracts in France and the German BW contract in Germany illustrate the growth trend in this market.

Products

EADS is able to offer turnkey satellite systems to its customers. EADS Astrium manufactures satellite systems, platforms, payloads, major subsystems and a wide range of equipment. EADS Astrium Spain, a wholly-owned subsidiary of EADS Astrium, supplies platforms, space-borne antennas, deployment mechanisms and harness subsystems for telecommunication satellites. Tesat, another wholly-owned subsidiary of EADS Astrium, is in charge of telecommunication electronic equipment and subsystems. EADS Astrium Spain and EADS Sodern also contribute to EADS' work on earth observation satellites.

Telecommunications Satellites. EADS Astrium produces telecommunication satellites for fixed and mobile applications and direct-to-home broadcast services. EADS' geostationary telecommunications satellites are based on the EUROSTAR family platforms (40 ordered to date), the latest version of which is EUROSTAR 3000. Three commercial service satellites based on the new E3000 platform were placed into orbit in 2005: Inmarsat IV F1, Inmarsat F2 and Anik F1R.

In 2005, EADS Astrium signed a contract for the Astra 1M Telecommunication satellite for the company SES Astra, based in Luxemburg.

In the field of military telecommunications satellites, EADS Astrium is responsible for the new-generation Skynet 5 system as part of the Paradigm project awarded to EADS SPACE Services in 2003. Development of the project progressed in 2005, with major milestones being met and additional hardware being requested. The finalisation of the Satcom BW contract is expected mid-2006.

Observation Satellites. EADS Astrium is the leading European supplier of earth observation satellite systems, for both civil and military applications. In this field, EADS Astrium derives significant benefits from the common elements of its civil and military programmes.

EADS Astrium designs and manufactures a wide range of highly versatile platforms, optical and radar instruments and ground segment equipment for the complete scope of remote-sensing applications, operations and services. EADS Astrium is one of the global market leaders in the field of earth observation satellites, and the prime contractor for many of ESA's and CNES' principal observation programmes. Specifically, it is the prime contractor for: (1) the Spot multi-mission platform series, in use in 15 European earth observation satellites and recognised as an industry standard (the latest generation, Spot 5, with enhanced coverage capability was launched in May 2002); (2) Envisat, a European environmental monitoring satellite launched in March 2002; (3) Metop, a next-generation polar-orbiting meteorological satellite system to be operational in 2006; (4) Pleiades, two small and highly agile earth observation satellites for civil and military applications, expected to be launched in 2008 and 2009; and (5) Swarm, a climatology satellite monitoring the evolution of the earth's magnetic fields.

2005 witnessed the launch of Cryosat, a radar satellite designed to monitor the thickness of polar ice caps, which unfortunately failed due to a launcher malfunction.

In the export market, EADS Astrium signed a contract in May 2005 with the Korean authorities to provide the communication and earth observation satellite Coms, together with the associated ground segment, for delivery in 2009.

Science Satellites. EADS Astrium is the prime contractor for the spacecraft in ESA major scientific programmes, including the four Cluster II spacecraft, the vast XMM-Newton space telescope, Mars Express, (the first European mission to Mars) and Venus Express.

Venus Express was successfully launched from Baikonour in November 2005, and MSG 2 from Kourou in December 2005.

Navigation Satellites. EADS Astrium, together with Alcatel, Alenia Space and GSS has established a dedicated company to build and implement the European navigation system Galileo. EADS Astrium holds a 38% stake in Galileo Industries S.A. ("**Galileo Industries**"), which was awarded a contract for the first of two test satellites for the European navigation system in July 2003. The system's launch date is scheduled for the beginning of 2006. For the four satellites required for the validation phase, EADS Astrium is prime contractor for the space segment, and through Astrium Germany, supplies the avionics and part of the solar arrays. EADS Astrium U.K. is responsible for payload development and ground segment lead.

Military Satellites. In addition to military earth observation activity, EADS Astrium is active in the market for airborne laser optical links demonstrators (LOLA), early warning satellite demonstrators (Spirale) (together with Alcatel-Alenia Space) and electromagnetic intelligence satellites (Elint). These systems demonstrate EADS SPACE's leading role in complex systems offers, reflecting the efficient use of synergies between EADS' space and defence activities.

Orbital Infrastructure / Launchers and Launch Services – EADS-ST

EADS-ST is the European space infrastructure and space transportation specialist. It designs, develops and produces Ariane launchers, the Columbus laboratory and the ATV cargo carrier for the International Space Station ("**ISS**"), ballistic missiles for France's deterrent forces, propulsion systems and space equipment.

Orbital Infrastructure

In the field of orbital infrastructures, EADS-ST is the prime contractor under an ESA contract relating to two key elements of the ISS: the Columbus Orbital Facility laboratory ("**COF**") and the Automated Transfer Vehicle ("**ATV**").

The orbital infrastructure segment in which EADS-ST operates comprises manned and unmanned space systems. The ISS, together with related vehicle and equipment development programmes and services, constitutes the predominant field of activity in this segment. The Columbia shuttle accident in 2002 led to the postponement of the launch of the European Columbus module, which is now planned for late 2007 or early 2008.

Market. The demand for orbital infrastructure systems originates solely from publicly funded space agencies, and in particular from ESA, NASA, Roscosmos (Russia) and NASDA (Japan). Such systems are usually built in cooperation among international partners. In addition to the COF and ATV projects, ESA is also responsible for additional ISS components for the station's construction and operational phases. Additionally, national space agencies, such as *Deutsches Zentrum für Luft und Raumfahrt* ("**DLR**") and *Centre National d'Etudes Spatiales* ("**CNES**"), are involved in the field of experiment facilities to be used on the ISS.

Products. EADS-ST is the prime contractor for the development and integration of the COF. The COF is a pressurised module with an independent life-support system. It will provide a full-scale research environment in microgravity conditions (material science, medicine, human physiology, biology, earth observation, fluid physics and astronomy) and will serve as a test-bed for new technologies. In December 2005, the ESA awarded a contract to EADS-ST for the operation and exploitation of the European elements of the International Space Station. The contract affirms EADS-ST's position as the sole European prime contractor on this significant international space programme.

In addition to the COF, including all facilities required for energy supply, communications and interfaces to other station elements, EADS-ST is responsible for the Columbus onboard Data Management System. It also participates in the construction of the ISS robotic system European Robotic Arm to be used by astronauts in the assembly and maintenance of exterior station elements during the construction and operational phases.

EADS-ST is also the prime contractor for the development and manufacture of the ATV, designed to carry fuel and supplies to the ISS and to provide reboost capability and a waste disposal solution. The ATV will be the first European vehicle to carry out a rendezvous in space and dock automatically with an orbital station. The first ATV, called Jules Verne, will be launched by the Ariane 5 rocket in mid-2007, with additional ATV missions scheduled through 2013.

Under contract with ESA and DLR, EADS-ST supplies experiment facilities to be used in various station modules for research in microgravity conditions (MSL laboratory, MCS system, RFR refrigerator, CFR rack, MSG glove box, PCDF and Cardiolab laboratories). It also supplies CNES with a Declic experiment facility for experiments in the field of fluid physics.

Launchers & Launch Services

Space systems (including satellites, orbital infrastructure elements and interplanetary probes) depend on rocket propelled multi-stage launchers, which are consumed during the launch process, to place them into orbit. EADS-ST is active in two distinct businesses: (1) designing and manufacturing launchers for both civil and military purposes; and (2) providing launch services through its interests in Arianespace, Starsem and Eurockot.

EADS-ST is the sole prime contractor for the Ariane 5 system, with responsibility for the delivery to Arianespace of a complete and fully tested vehicle. EADS also supplies all Ariane 5 stages, the equipment bay, the flight software, as well as numerous sub-assemblies. Additionally, EADS-ST is the prime contractor for ballistic missile systems to the French State. It is responsible for the development and manufacturing of the M45 and M51 submarine-launched missiles and related operating systems.

Market. Management estimates that the average open commercial market for launch services will likely remain low, at approximately 20 payloads per year, mostly made up of geostationary telecommunications satellites. However, due to various factors (e.g., technology advances and consolidation of customers), this figure is highly volatile. This market does not include institutional launch services for the American, Russian and Chinese military and governmental agencies.

The consolidation of the satellite operators sector in recent years has changed the market of launch services. Joint ventures (e.g., International Launch Services, Sea-Launch, Starsem and Eurockot) have been organised, combining access to low-cost rockets from former Soviet Union companies with the marketing capabilities of western manufacturers, and have created strong competition on the commercial launches market.

In national defence, France follows an independent policy to have its own deterrent force, which is currently based on submarine-launched ballistic missile systems and airborne tactical missiles. In 1998, the French State decided to develop a new generation of ballistic missiles. In addition to production and state-financed development work, the ballistic missile segment entails substantial maintenance work to ensure system readiness over the life span of the equipment, which may stretch over several decades. EADS SPACE's ballistic missile segment activities are conducted through EADS-ST, which is the exclusive supplier of ballistic missiles to the French State, its sole customer in this area.

Products and Services / Launch Services. EADS-ST is active in the field of launch services through its shareholdings in Arianespace (for heavy-lift launchers), Starsem (for medium-lift launchers) and Eurockot (for small-lift launchers).

Arianespace — EADS-ST, with a 28.7% stake in Arianespace (direct and indirect), is Arianespace's second-largest shareholder (after CNES) and its largest industrial shareholder. Arianespace is the world's largest commercial launch service provider in terms of total order book. At the end of 2005, Ariane had launched 232 satellites. Arianespace markets and sells the Ariane launcher worldwide and carries out launches from the Kourou space centre in French Guyana.

In 2005, Arianespace won five new commercial contracts, representing 30% of the accessible market. It also won two governmental launch contracts in 2005. Five Ariane 5 launches were carried out in 2005, placing into orbit eight satellites (six commercial and two institutional).

Two versions of Ariane 5 are currently in service: the Ariane 5G, which is able to launch one or more payloads with a total mass of up to 6.9 tons into geostationary transfer orbit, and the Ariane 5 ECA, which will progressively replace the Ariane 5G. The Ariane 5 ECA is now fully qualified after two successful launches in February and November 2005 and has an increased launch capacity of 10 tons in geostationary transfer orbit. Since 1999, when the first Ariane 5 commercial launch occurred, 20 Ariane 5 rockets have been successfully launched.

In May 2004, a contract valued at €3 billion was signed between Arianespace and EADS-ST for the delivery of 30 increased lift versions of Ariane 5. EADS-ST's prime position has been confirmed with the award by ESA of the so-called slice 10 development contract in October 2005. In parallel, Europe's commitment to support a European launcher was demonstrated by the signature between ESA and Arianespace of the "European Guaranteed Access to

Space" (EGAS) in March 2004 and by the December 2005 "buy European" recommendation of the Space Ministerial Conference in respect of institutional satellite launch services.

Starsem — EADS-ST directly owns 35% of Starsem, a French corporation, along with Arianespace (15%), the Russian space agency (25%) and the Russian state-owned Central Specialised Design Bureau "Progress" (25%). Through Arianespace, Starsem markets launch services by Soyuz launchers for medium-weight spacecrafts into low or sun-synchronous orbits as well as for interplanetary missions. In 2005, two additional contracts have been signed and two institutional launches have been performed from Baikonur, as well as a commercial launch under a subcontract from Arianespace. Following the ESA Ministerial Conference in May 2003, which approved the offering of Soyuz launches from Kourou, work began on the launch pad, and the first launch, which will be operated by Arianespace, is scheduled for 2008.

Eurockot — EADS-ST (51%) and Khrunichev (49%) jointly control Eurockot Launch Services, which procures launch services for small, low-earth orbit satellites with Rockot launchers derived from the SS-19 ballistic missiles. In 2005, Eurockot signed the Theos contract with Thailand and the Proba 2 contract for ESA. One launch has occurred (Cryosat for ESA), but was unsuccessful. The root cause of the failure has been identified and corrected.

Products and Services / Commercial Launchers. EADS-ST manufactures launchers and performs research and development for the Ariane programmes. Member states, through ESA, fund the development cost for Ariane launchers and associated technology. Arianespace markets and sells launch services worldwide.

In 2005, efforts were focused on the qualification of the 10-ton version of Ariane and the implementation of the organisation of Ariane production under a single prime contract, in accordance with the decisions of the ESA ministerial conferences in November 2001 and May 2003.

Following the successful flights in February and November 2005, the 10-ton version of Ariane 5 (Ariane 5 ECA) is now fully qualified. Regarding the streamlining and rationalisation of the Ariane organisation, the leadership of EADS-ST has been confirmed and the company is poised for development (signature of the so-called slice 10 development contract with ESA in 2005) and production (signature of the PA batch for 30 Ariane 5 rockets in 2004).

EADS-ST management remains committed to reducing production costs and to optimising, together with Arianespace, the Ariane system.

Products and Services / Ballistic Missiles. EADS-ST is the only company in Europe that designs, manufactures, tests and maintains ballistic missiles. Under its contracts with the French State, EADS-ST has produced the submarine launched MSBS family (M1, M2, M20, M4 and M45) and launch facilities at the Brest naval base. The M45 is deployed onboard France's new-generation nuclear-powered ballistic missile submarine. The Company manages the operational maintenance of the M45 missile system, assisting the French armed forces during test firing and with missile integration until the end of its operational service. EADS-ST is under contract to develop the M51, a new submarine-based strategic missile system with increased technical and operational capabilities. At the end of 2004, the French MoD awarded EADS-ST a contract for the M51 production phase and test range facilities with a frame-contract in excess of €3 billion. A contract for an enhanced upper-stage demonstrator was awarded by the French MoD at the end of 2005, contributing to the technical capabilities of the Company in this field.

Management believes that the development and production of the M51 will provide EADS-ST with high quality work over the long term. In addition, the relative predictability of demand provides some stability to the otherwise volatile launcher market.

Space Services – EADS SPACE Services

Overview

EADS SPACE Services, which includes Paradigm, is a dedicated entity of EADS SPACE for the development and operation of satellite services, with a focus on secured telecommunication and navigation services. The first commercial provider of secure military communications services with the Skynet 5 programme for the U.K. MoD, Paradigm currently owns and operates the Skynet 4 system. Paradigm enlarged its customer base through contracts with NATO, Portugal and several other governments. In the navigation sector, the iNavSat consortium (EADS SPACE

Services, Inmarsat and Thales) has merged with the Eurely consortium (Alcatel-Alenia Space, Finmeccanica, Hispasat and AENA), together with a third entity (TeleOp), merged, in order to propose to the Galileo Joint Undertaking (ESA and European Commission) a unified solution for the concession phase. The Galileo Joint Undertaking is expected to finalise the concession contract in 2006.

EADS SPACE Services also manages holdings in satellite telecommunication service and operation companies: Nahuelsat in Argentina, Globalstar in Brazil and Hispasat and Hisdesat in Spain.

Products and Services

Military Communications. The U.K. MoD selected Paradigm in 2003 to deliver global secure satellite communications service over a 15-year period for its next-generation Skynet 5 programme under a Private Finance Initiative contract. In addition, Paradigm took over the U.K's existing Skynet 4 fleet. This groundbreaking contract, under which Paradigm now owns and operates the U.K. military communication satellite infrastructure, allows the U.K. MoD to place orders and to pay for services as required. Offering a catalogue of services, Paradigm delivers tailored in-theatre and back-to-base communication solutions for voice, data and video services, ranging from a single voice channel to a complete turnkey system incorporating terminals and network management. Paradigm also provides welfare services, ensuring that deployed troops can call home and can use the Internet. Following discussions in 2005, the concession period should be extended to 20 years and the number of new satellites should be increased to 3 instead of 2. Full operational service is scheduled for the end of 2008 or the beginning of 2009.

In 2004, the German *Bundeswehr* issued a proposal request for secure satellite communication capacity, comprising a complete military satellite communication infrastructure, including a fleet of satellites, a number of tactical and strategic ground stations and a network control in the system, to be operated on their behalf for a 10-year period. The system is expected to be fully operational in the beginning of 2009. In response to this proposal request, EADS SPACE Services has set up a satellite provider consortium with ND SatCom and Astrium. This consortium was selected in May 2005, and it is expected that the contract will be awarded beginning 2006, following German parliamentary approval.

Navigation. The iNavSat consortium (EADS SPACE Services, Inmarsat and Thales) and the EUrely consortium (Alcatel-Alenia Space, Finmeccanica, Hispasat and AENA), together with a third entity (TeleOp), merged, in order to propose to the Galileo Joint Undertaking (ESA and European Commission) a unified solution for the concession phase. The Galileo Joint Undertaking is expected to award the concession contract in 2006. Under this concession contract, the Galileo operating company will deploy and operate the satellite system over a 20-year period. The Galileo project is a major step forward for Europe, representing the first major European-level infrastructure procurement programme with a global dimension that will bring numerous benefits to the continent and the rest of the world. The market potential is promising, as global demand for satellite navigation services and derivative products is growing at approximately 25% a year.

Production and Suppliers

EADS SPACE currently operates production facilities located in France (Vélizy, Les Mureaux, Bordeaux, Toulouse), Germany (Backnang, Bremen, Friedrichshafen, Lampoldshausen, Ottobrunn, Rostock, Trauen), Spain (Madrid), the United Kingdom (Portsmouth, Stevenage) and French Guyana (Kourou).

1.1.7 Other Businesses

Regional Aircraft — ATR

ATR is a world leader in the market for regional turboprop aircraft of 40 to 70 seats. ATR Integrated is a consortium composed of EADS and Alenia, in which they each hold a 50% stake. The BU EADS ATR, that represents EADS' 50% share of ATR Integrated and that was formerly part of the Aeronautics Division, is now under the direct responsibility of EADS' CFO and co-COO.

Market and Outlook

The regional aircraft industry has experienced concentration in recent years. During the 1990s, a number of manufacturers merged, closed or ceased production of regional aircraft, leading to the withdrawal from the market of BAE Jetstream, Beechcraft, Fokker, Saab and Shorts. As of 31st December 2005, the worldwide market for turboprop aircraft of 40-70 seats in production was dominated by two manufacturers: ATR and Bombardier. After a number of years of relatively low activity, the regional turboprop market grew dramatically in 2005, due in large part to the advantages of turboprop aircraft over jet aircraft in terms of fuel efficiency and CO2 emissions. In 2005, ATR delivered 15 new aircraft and registered orders for 90 new aircraft (in addition to a very active second-hand market). ATR's 2005 orders largely surpassed the number of orders received by its direct competitor, and represented six times ATR's 2004 order level. ATR has been particularly successful in rapidly growing markets, such as India. Furthermore, the relative fuel efficiency and reduced CO2 emissions of turboprop engines are expected to sustain this market tendency and the evolution of ATR's market share over the coming years.

Products and Services

ATR 42 and ATR 72 Series Aircraft. Commencing with the ATR 42, which entered service in 1985, ATR has developed a family of high-wing, twin turboprop aircraft in the 40-70 passenger market that are designed for optimal efficiency, operational flexibility and comfort. In 1996, in order to respond to operators' increasing demands for comfort and performance, ATR launched a new generation of aircraft designated the ATR 72-500 and ATR 42-500. Like Airbus, the ATR range is based on the family concept, which provides for savings in training, maintenance operations, spare parts supply and CCQ.

Customer Service. ATR has established a worldwide customer support organisation committed to supporting the aircraft over its service life. Service centres and spare parts stocks are located at Toulouse, in the vicinity of Washington D.C. and in Singapore. An e-market place designed to enhance support services developed with Embraer was made available to customers.

ATR Asset Management. Consistent with industry practice, a significant portion of orders received by ATR is conditional on its assistance in financing the purchase either through leasing or loan guarantee arrangements. The ATR Asset Management manages the resulting risk and responds to the growing market for second-hand aircraft. By assisting in the placement and financing of used and end-of-lease aircraft, ATR Asset Management has helped broaden ATR's customer base, notably in emerging markets, by providing quality reconditioned aircraft at attractive prices and has helped maintain residual values of used aircraft. In the past, clients for such used aircraft have subsequently purchased new aircraft as they have gained experience in the operation of ATR turboprops. Returned aircraft generally remain out of service for approximately five months awaiting reconditioning and resale or leasing, subject to market conditions. ATR has been successful in implementing its strategy of consistent reduction of sales financing exposure.

Production

The ATR production facilities are located near Naples, Italy and at Merignac and Saint-Martin near the Toulouse airport in France. Final assembly, flight-testing, certification and delivery occurs at the Toulouse site. ATR outsources certain areas of responsibility to the Airbus Division, including wing design and manufacture, flight-testing and information technology.

General Aviation

EADS Socata

EADS Socata manufactures a range of light aircraft for both the private civil aircraft market and governmental fleet, and is also engaged in aerostructure subcontracting, and producing materials and subassemblies for major international aviation programmes, including, but not limited to, EADS' programmes.

In the general aviation field, EADS Socata has developed over the past 20 years a range of piston engine aircraft, the TB family, and the monoturboprop pressurised TBM 700. Continuous development and use of innovative technologies keep these products well-positioned on their market. These new-generation aircraft compete with products based on models that date back to the 1950s. Many aircraft in the general aviation market are nearing the end of their service life. To improve its penetration of the U.S. market, which represents 60% of its general aviation sales, EADS Socata is developing an U.S. distributor network.

Since launching its aerostructures activity in the early 1960s, EADS Socata has positioned itself as a first-line global subcontractor for complete assemblies. Its engineering department carries out development and design for key components for major aviation programmes, including Airbus (A400M, A380...), Dassault (F7X), Eurocopter and Embraer. EADS Socata is experienced in the use of sheet metal forming and stretching, composite materials and semi-manual structural assembly for aeronautic programs. EADS Socata is also experienced in the use of composite materials for aircraft structural elements; in particular for the Airbus A330 / A340, as well as metal-composite combination technology and forming of large-dimension metal panels. Additionally, EADS Socata carries out design work for a number of European aviation programmes, including Airbus, Eurocopter, Mirage and Falcon aircraft.

Global Support Solutions

EADS Sogerma

With 25% of its employees located outside of Europe, and 11 locations worldwide, EADS Sogerma is internationally present. It focuses primarily on two business lines: (1) global support and maintenance, and (2) aircraft and cabin customisation and aerostructures, primarily for Airbus.

Global Support and Maintenance. EADS Sogerma provides global support solutions such as engineering, fleet management and airframe and components maintenance services. These services are carried out in facilities in Bordeaux, France; Lake Charles, U.S.; and Monastir, Tunisia. EADS Sogerma also provides maintenance services for military transport aircraft, including C-130 checks in Casablanca, Morocco.

EADS Sogerma also specialises in small engines (SECA in Le Bourget, France), landing gear, auxiliary power units (**"APU"**) (in Rouen, France) and avionics maintenance, repair and overhaul (**"MRO"**) (Bordeaux, France; Miami, Florida; and Hong Kong).

Aircraft & Cabin Customisation and Aerostructures. EADS Sogerma is an approved outfitter for Airbus' corporate jets, with services currently performed in Toulouse and in Bordeaux. Additionally, Bordeaux has dedicated hangar bays for large aircraft VIP completion. EADS Sogerma designs and manufactures high-end cabin interior components and first and business class passenger seats. Aircraft customisation also includes military transport and mission aircraft (e.g., C-130 life extension).

In the aerostructures field, EADS Sogerma is involved in the design and manufacture of fuselage panels and sections for Airbus aircraft and in composite components for aeronautical and general industrial applications. Metal work is conducted in Rochefort, France, while composites activities are conducted in France and Canada.

Aircraft Conversion and Floor Panels

EADS is a major provider of aircraft conversion and technical services for airlines.

In the fields of aircraft conversion and technical services, EADS combines the operations of EADS Sogerma Services and *Elbe Flugzeugwerke GmbH* (**"EFW"**). Management believes that the concentration of expertise in a stable pool of highly skilled workers enables EADS' aircraft conversion and technical services group to perform services on a wide range of aircraft, including all of the aircraft produced by EADS. Additionally, the exchange of skilled workers in response to cyclical variations in the market occurs increasingly within the aircraft conversion and technical services group, generating synergies. Moreover, EADS can use knowledge gained through maintaining Airbus aircraft to improve initial product quality and reduce maintenance costs.

In the field of commercial aircraft technical services, knowledge exchange within EADS will benefit maintenance of early-generation Airbus aircraft and facilitate maintenance activities for newer aircraft such as the A320 or A330 / A340. Management believes that integrated packages, designed to meet customers' full range of service requirements, will be particularly attractive to small and medium-sized airlines.

Management believes that joint marketing of maintenance and conversion work has been beneficial, since EADS has been retained to perform maintenance for a large number of converted aircraft.

Commercial Aircraft Conversion — EFW

Conversion of passenger aircraft into freighter aircraft (**"P to F"**), is the modification most proposed to commercial aircraft owners. Conversion kits comprise original parts, known as Original Equipment Manufacturer or 'OEM' parts from the corresponding Airbus serial freighter versions, and result in a converted aircraft that is very similar to a freighter from the series production.

Market. The market for civil aircraft freighter conversion encompasses freight service airlines such as UPS or Federal Express, airlines with small aircraft fleets and finance groups. Two considerations drive the aircraft operators' decision to convert existing passenger aircraft to freighters: first, conversion is the most efficient way to obtain a relatively modern freighter; second, it maintains residual values of the aircraft at relatively high levels by extending revenue-generating service life.

According to Airbus 2004 estimates, airfreight is expected to grow faster than passenger traffic in the next 20 years. Given the retirement of older aircraft, an estimated 3,100 dedicated cargo aircraft should meet this demand, of which roughly 75% would come from the conversion of passenger aircraft.

EADS' main competitor in the freighter conversion business is Boeing, which now offers P to F conversions for its complete range of aircraft except B777 and ex-MD aircraft. With BAE Services' discontinuation of its A300 B4 and A300-600 conversion programmes, EFW has a strong market position for Airbus P to F conversions.

Products. In the field of P to F conversions, EADS specialises in the conversion of Airbus A300 and A310 passenger aircraft to cargo usage. EADS is building on this specialisation by adding versions such as, in 2001, the A310-300, and in 2002, the A300-600, to position itself for future upcoming conversion programmes. In addition to Airbus freighter conversions, EFW is also the supplier of Airbus passenger cabin floor panels for all Airbus models.

1.1.8 Investments

Dassault Aviation

EADS holds a 46.3% stake in Dassault Aviation – listed on the Marché Eurolist of Euronext Paris – along with Groupe Industriel Marcel Dassault (**"GIMD"**) 50.2% and free float 3.5%.

Dassault Aviation is a major player in the world market for military jet aircraft and business jets. Founded in 1945, Dassault Aviation has delivered more than 7,500 military and civil aircraft to purchasers in more than 75 countries. On the basis of its experience as designer and industrial architect of complex systems, Dassault Aviation designs, develops and produces a range of military aircraft and business jets. In order to avoid any potential conflict between the military products of Dassault Aviation and EADS (Rafale and Eurofighter) and to facilitate a "Chinese wall" approach, EADS' Dassault Aviation shareholding is managed by Strategic Coordination, whereas the Eurofighter program is managed by EADS' Defence & Security Division.

Military Aircraft

Dassault Aviation offers a wide expertise in the design and manufacture of latest generation military combat aircraft.

Rafale. The Rafale is a twin-engine, omni-role combat aircraft developed for both Air Force and Navy applications. According to government budgetary documents, France is considering the acquisition of 294 Rafale, 234 for the Air Force and 60 for the Navy, for a total program cost of €32.3 billion. 120 aircraft have already been ordered; of these, 82 are destined to the Air Force, and 38 to the Navy.

Mirage 2000. The Mirage 2000 family has reached in 2005 the end of its production phase. More than 600 Mirage 2000 aircraft have already been ordered, nearly half of them by foreign countries.

nEUROn. Dassault Aviation is the prime contractor for the development of Europe's UCAV (Unmanned Combat Air Vehicle) demonstrator, nEUROn. The program was open to European cooperation and five countries have decided to join it and share the skills of their aerospace industries. Agreements have been signed in 2005 with Sweden, Greece, Switzerland, Spain and Italy at Government levels and MoUs have been agreed upon on Saab, HAI, RUAG, EADS and Alenia at the industrial level.

The nEUROn demonstrator is scheduled to fly in 2011.

Business Aircraft

Dassault Aviation offers a wide range of products at the top end of the business jet sector. Over 1,650 Falcon business jets have been delivered since the first Falcon 20 delivery in 1965. In-service Falcons currently operate in over 65 countries worldwide, filling corporate, VIP and government transportation roles. The family of Falcon jets currently includes four tri-jets: the Falcon 50EX, 900C, 900EX and 7X; the twin-engine Falcon 2000 and the Falcon 2000EX EASy.

The year 2005 was the best ever for the Falcon business jets with a total of 123 firm orders and a total backlog of more than 200 aircraft at year-end. Several significant milestones were also achieved: May saw the first flights of Falcon 7X and 900DX, and in 2005 the new 2000DX was launched.

Dasa-Dornier Luftfahrt

DADC, which is 75% held by EADS, holds a 93.6% stake in Dornier GmbH, which in turn holds a 1.58% stake in the capital of Fairchild Dornier Luftfahrt Beteiligungs GmbH, which is the sole shareholder of Dornier Luftfahrt GmbH. Through this minority interest, EADS is not involved in any business decision regarding Dornier Luftfahrt.

1.1.9 Insurance

EADS Insurance Risk Management (**"IRM"**), centralised at EADS headquarters, is responsible for all corporate insurance activities and related protection for the Group. It includes identification, evaluation, prevention and protection of insurable risks. Insurance techniques are used to protect the assets and liabilities of EADS against financial consequences due to unexpected events. Harmonized insurance policies and standards are in place for all insurance risks underwritten by the Group.

An information and reporting system is in place to enable IRM, in close conjunction with insurance managers named by the EADS business Divisions and BUs, to respond to insurance related risks of the Group. EADS pursues an insurance risk management strategy that includes operating procedures as well as policies regarding procurement and sales agreements. A systematic review and monitoring procedure of protections systems applicable to all EADS sites is in place, fostering comprehensive and timely identification of risks and related adjustments of insurance coverage.

EADS' insurance programs cover high risk (Core) and low risk (Non-Core) exposures.

Core Insurance Policies underwritten by IRM for the Group cover risks such as:

- Property Damage and Business Interruption;
- Aviation Third Party Liabilities including Product Liabilities;

- Manufacturer's Aviation Hull Insurance up to the replacement value of each aircraft;
- Space Third Party Liabilities including Product Liabilities;
- Commercial General Liabilities including non-aviation and non-space Product Liabilities and risks related to environmental accidents; and
- Directors & Officers Liability.

Claims related to Property Damage are covered up to a limit of €2 billion per loss and €2 billion as an annual aggregate. Aviation Liability Coverage is provided up to a limit of €2 billion per loss, with an annual aggregate cap of €2 billion for product liability claims. Certain sub limits are applicable for Core Insurance Policies as outlined above.

Non Core Insurance Policies cover risks such as:

- Personal Accidents;
- Company Automobiles;
- Personal and property exposures during business trips; and
- Life insurance.

Insurance amounts for Non Core Insurance Lines are covered up to respective sums and replacement values.

EADS follows a policy of obtaining external insurance coverage for all main and individual risks that can be insured at reasonable rates, on sufficient terms and limits provided by the international insurance markets. All insurance policies are required to satisfy EADS' mandatory standards of insurance protection.

However, to be more independent from volatilities of the insurance markets, EADS uses the capabilities of a corporate-owned reinsurance captive with respect to the Property Damage, Business Interruption Programme and Aviation Insurance Programme. The captive is sufficiently capitalised and protected so as to ensure its ability to reimburse claims without limiting the scope of coverage of the original insurance policies and not additionally exposing financial assets of EADS.

The insurance industry is still undertaking efforts to reduce its overall exposure. These efforts include increasing premiums, raising deductible amounts and limiting the scope of coverage. Furthermore, the number of insurers underwriting industrial risks is still shrinking. No assurance can be given that EADS will be able to maintain its current levels of coverage on similar financial terms in the future.

1.1.10 Legal and Arbitration Proceedings

EADS is involved in a number of claims and arbitrations that have arisen in the ordinary course of business. EADS believes that it has made adequate provisions to cover current or contemplated general and specific litigation risks.

At the end of 2002, a request for arbitration was filed against a subsidiary of EADS involved in the supply of equipment under a commercial contract that was completed several years ago. EADS believes it has strong defences, both procedural and of substance, to oppose the claim. At this stage of the procedure the financial risk cannot be assessed since, in June 2003, EADS was notified that the arbitration procedure was suspended at the request of the claimant. At the date of this document, such arbitration procedure is still suspended.

Following its unilateral withdrawal from the 1992 E.U.-U.S. Agreement on Trade in Large Civil Aircraft, the U.S. lodged a request on 6th October 2004 to initiate settlement proceedings before the World Trade Organisation (**"WTO"**). In response, the E.U. launched a parallel WTO case against the U.S. in relation to its subsidization of Boeing. On 11th January 2005, the E.U. and the U.S. agreed to suspend their respective WTO cases for three months, with a view towards reaching a new agreement relating to public funding of large civil aircraft. However as of 11th April 2005, the parties had not been able to reach a satisfactory agreement. On 31st May 2005, the U.S. requested the establishment of a panel. At its meeting on 20th July 2005, the Dispute Settlement Body established the panels. On 17th October 2005, the panels were finally composed. On 22nd December 2005, the parties completed the formal fact finding process for the two proceedings (so-called ASCM Annex V). The E.U. filed a new panel request in its case on 20th January 2006. Then on 31st January 2006, the U.S. filed a new consultation request on its case. Theses latest developments mean that the formal litigation process which was originally set to begin in March 2006 will now be set back to two to four months. Exact timing of the WTO litigation process is still to be agreed through negotiations between the U.S. and the E.U.

EADS is not aware of any other exceptional items or pending or threatened governmental, legal or arbitration proceedings during the last twelve months, that may have, or may have had in a recent period, a significant effect on the financial position, the activities or the results of EADS or the Group taken as a whole, except as stated above.

EADS recognises provisions for litigation and claims when (i) it has a present obligation from legal actions, governmental investigations, proceedings and other claims resulting from past events that are pending or may be instituted or asserted in the future against the Group, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle such obligation and (iii) a reliable estimate of the amount of such obligation can be made. For the amount provided for risk due to litigations and claims, see Part 1 "Notes to the Consolidated Financial Statements (IFRS)— Note 21(d): Other provisions".

1.1.11 Incorporation by Reference

The following documents shall be deemed to be incorporated in and form part of this Registration Document:

- "Part 2/1.1 Presentation of the EADS Group" of the *Document de Référence* filed in French with the *Autorité des marchés financiers* on 1st April 2004 and filed in English with the Chamber of Commerce of Amsterdam; and
- "Part 2/1.1 Presentation of the Group" of the *Document de Référence* filed in French with the *Autorité des marchés financiers* on 19th April 2005 and filed in English with the Chamber of Commerce of Amsterdam.

Copies of the *Document de Référence* for the financial years ended 31st December 2003 and 31st December 2004 are available free of charge upon request in English, French, Spanish and German languages at the registered office of the Company and on www.eads.com. Copies of the financial statements referred to above are also available in English on www.eads.com and for inspection at the Chamber of Commerce of Amsterdam.

1.2 Recent Developments

DaimlerChrysler and Lagardère have reduced their respective stakes in EADS by 7.5%

On 4th April 2006, DaimlerChrysler and Lagardère announced the entry into simultaneous transactions aimed at reducing by 7.5% each their respective shareholdings in EADS.

DaimlerChrysler entered into a forward sale agreement of approximately 61 million EADS shares with a group of investment banks. The DaimlerChrysler Group indicated that it lent these shares to the banks in anticipation of the settlement of the forward sale.

Lagardère issued mandatory exchangeable bonds subscribed by IXIS Corporate & Investment Bank. In turn, IXIS Corporate & Investment Bank sold a large majority of the underlying shares to a group of French institutional investors. The EADS shares deliverable at the maturity of the bonds will represent a maximum of 7.5% of the share capital of EADS, or approximately 61 million EADS shares. These transactions have not impacted the balance of control between the core shareholders in EADS' corporate governance as set forth in the shareholder agreements described in Section 3.3.2.

EADS and BAE Systems enter into early stages of a discussion on the potential disposal of BAE Systems' 20 percent share in Airbus

On 7th April 2006, EADS confirmed that is was entering into the very early stages of a discussion on the potential disposal of BAE Systems' 20 percent stake in Airbus.

EADS believes that increasing its stake in Airbus holds the potential of simplifying Airbus governance. EADS is fully prepared to move ahead constructively.

The initiation of discussions with BAE Systems does not represent an exercise of the put option held by BAE Systems in relation to its 20% stake in Airbus. EADS intends to work diligently together with BAE Systems towards establishing a value for this 20% stake that is fair to both parties. The schedule of the discussions cannot be anticipated and there can be no certainty as to their outcome.

Spanish Ministry of Interior Selects the EC135 for its Police Forces

On 17th March 2006, the Spanish Government announced the launch of an acquisition programme for the modernisation of its security forces. Under this programme, the Spanish Ministry of Interior intends to acquire 51 EC135 helicopters from Eurocopter in order to modernize the Guardia Civil's and the Cuerpo Nacional de Policía's existing helicopter fleets within the next eight years. Eurocopter España will carry out the EC135's final assembly activities, develop and install the highly innovative mission-specific equipment, and execute the concluding ground and flight tests. To this end, an assembly line for the EC135 will be established in Albacete at the local Eurocopter España site.

Successful Integration of LFK into MBDA Completed

On 28th February 2006, the integration of LFK GmbH into the European missile systems group MBDA received clearance from the European Commission and the German Ministry of Economics and Technology. The legal formalities in connection with this operation were also successfully completed. MBDA's new German component will retain LFK GmbH's legal name and MBDA's brand. It will operate under principles of operation and processes mirroring those of MBDA while servicing Germany, Europe's third largest missile market.

A300 / A310 Final Assembly to be Phased Out by July 2007

On 7th March 2006 Airbus announced that the A300/ A310's final assembly will progressively be phased out. This announcement follows more than 35 years of successful marketing and production of Airbus' original aircraft programme. The A300/A310 programme has achieved a total of 821 orders, and 802 aircraft had been delivered by the end of January 2006. The order backlog comprises A300 freighter aircraft to be delivered to FedEx, UPS and Galaxy Airlines. The last A300-600 aircraft on order will be delivered in July 2007. Airbus plans to offer new freighter versions of current aircraft once the A300/A310 programme has ended.

During the last two years, approximately 150 Airbus employees produced roughly one aircraft per month on the A300/A310's final assembly line. All employees involved in the A300/A310 production will be offered new positions in other current or future programmes.

U.S. Government Orders Helicopters to Support Homeland Security Missions

On 26th February 2006, EADS North America announced that the U.S. Department of Homeland Security Customs and Border Protection had ordered 10 Light Sign Cutter EC120 helicopters from American Eurocopter, an EADS North America BU. This represents the first such order pursuant to a contract entered into with the Department of Homeland Security, and it could involve as many as 55 helicopters, with a potential total value of up to U.S.$75 million. American Eurocopter will produce the Department of Homeland Security Customs and Border Protection's EC120s at American Eurocopter's new Columbus, Mississippi facility.

The Department of Homeland Security Customs and Border Protection is to receive its first EC120 in June for deployment on America's southwest border with Mexico. In order to meet this challenging schedule, three EC120s already are in production. The remaining aircraft will be delivered at the rate of one helicopter every 30 days.

Indian Airlines Signs Contract For 43 Airbus A320 Family Aircraft

On 20th February, 2006, Indian Airlines Ltd, India's leading airline, signed a contract for 43 Airbus A320 family aircraft. Indian Airlines Ltd. has ordered 43 Airbus A320 Family aircraft, comprising twenty A319s, four A320s and nineteen A321s. The contract represents the fist commitment from an Indian carrier for the Airbus A321 aircraft, marking a significant breakthrough for EADS.

2 Corporate Social Responsibility

EADS is a global aerospace and defence company driven by the ambition to set the standard for its industry. Setting the benchmark in the sector implies long-term value creation and recognition of the Group's corporate social and ethical responsibility. As such, Group strategy envisages a sustainable balance between economic performance, consideration of stakeholders' interests and respect for the environment.

EADS' corporate social responsibility (**"CSR"**) approach is based on the Group's nature, strategy and activities. For example, its long-term vision is driven by product specificities, such as their average lifecycle of over 30 years. Furthermore, the EADS Group has been created from the integration of existing businesses. The Corporate functions are there to determine guidelines and to give support to the BUs that are responsible for the day to day business. They also ensure dialogue with their direct stakeholders.

As a defence company, EADS Group specifically acknowledges its responsibility in selling defence products and providing services to nations that contribute to their security during peace time. EADS delivers products and integrated solutions pursuant to customer specification. These products have to comply with the applicable laws put in place by the responsible government (arms export laws, embargo rules and Ottawa agreements, anticorruption policy).

In 2004, EADS undertook to work towards demonstrating its corporate social responsibility in the conduct of its day-to-day business. In order to achieve this vision, EADS has established a CSR policy that identifies areas in which the whole Group aims continually to improve.

EADS' vision is in line with internationally recognized frameworks such as the Universal Declaration of Human Rights, International Labour Organization's Declaration and OECD Convention. EADS, as a signatory of the United Nations Global Compact, is committed to promoting, within its sphere of influence, the application of fundamental values regarding Human Rights, Labour, Environment and Anticorruption. EADS is willing to report on the Group's success in implementing its sustainable development strategy.

The EADS CSR policy embraces its way forward on key CSR items which are common for the entire Group. These relate as far as possible to existing best practices, as well as to the EADS code of ethics (the "**Code of Ethics**") which is designed to give guidance for operational managers and employees.

EADS realises that in addition to the implementation of good practices regarding CSR within its businesses, reporting on these practices is becoming more and more important for its stakeholders. EADS therefore started to report on its activities in the field of CSR in the Annual Report 2002. In the 2002 and 2003 reports mainly qualitative information was included, due to the fact that CSR practices are mostly carried out within the BUs and their respective sites and up to this point no centralized reporting procedure had been implemented. The 2002 report sets out the existing practices at Group level, whereas the 2003 report already contained a first qualitative analysis of the existing best practices amongst EADS' BUs.

In early 2004, EADS' top management decided to launch an extensive project in order gradually to provide more detailed and quantitative reporting on CSR at Group level, and to ensure that existing best practices in certain BUs were communicated within the Group.

In its annual report 2004, EADS published its first detailed CSR reporting, including EADS CSR policies and organisations. A number of quantitative and qualitative Key Performance Indicators (**"KPI"**), based upon the Global Reporting Initiative (**"GRI"**), the Global Compact principles and the French Nouvelles Régulations Économiques and tailored to EADS' business were defined for the 2004 report. These KPIs were not included in full in the 2004 report, as EADS chose an incremental approach, which envisaged adding KPIs every year to EADS' publications, as data became available and its quality could be controlled. This 2005 report thus incorporates additional KPIs.

EADS CSR policies

EADS policies have been designed to support and implement EADS' long-term vision and strategy in terms of CSR and are supported by an internal control system in areas such as compliance with OECD rules, export restrictions, IP protection, research and development etc. (See "Part 1 / 2.1.5 Internal Control and Risk Management Systems"). They give guidance for day-to-day business and are in accordance with EADS' underlying values.

CSR Policies on Domains Identified as Most Relevant for EADS

CSR Domains	Specific Policy Items
Business Ethics	Proper business practices
	Compliance with the laws regulating all EADS' activities
	Corporate Governance standards
Sustainable Growth	Product quality and customer satisfaction
	Sustaining and protecting innovation
	Fostering a mutually beneficial relationship with EADS' suppliers
Environmental Care	Minimizing environmental impacts of EADS' activities
	Taking into account environmental impacts of EADS' products throughout their lifecycle
Employer-Employee Relationship	Providing a safe workplace for EADS' employees and subcontractors
	Caring for EADS employees and know-how
	Ensuring equal opportunity for all EADS employees
	Ensuring efficient management of skills and know-how
	Promoting a proactive dialogue with EADS' employees
Corporate Citizenship	Maintaining an open dialogue with EADS' stakeholders
	Encompassing community interests in EADS' global strategy

The policies and related practices are set out in more detail below.

EADS Code of Ethics

At the time of the creation of EADS, the Code of Ethics was established and communicated to the employees of the Group. This Code of Ethics aimed at emphasizing values that were key success factors for achieving an efficient integration of different companies into one group. In 2005, more than four years after the creation of EADS, in light of its establishment as a market leader in many of its businesses, and considering the evolving legal environment relating to business ethics, EADS updated the Code of Ethics in order to reflect practices recommended by various codes and laws and to align with best practice.

The enhanced EADS Code of Ethics sets out in one single, comprehensive document the EADS Group business guidelines related to the ethical standards that the Group adheres to.

The Code of Ethics serves as a core EADS business guideline in an architecture of documents in which the code also refers to pre-existing, detailed policies as laid out in the EADS Corporate Handbook as well as division or BU specific policies and processes. It is based on EADS' underlying values and fully in line with international recognised standards as laid out in charters, declarations or guidelines, such as the Universal declaration of Human Rights.

The Code of Ethics covers the full scope of EADS' CSR policies, addressing in the five chapters the principal lines of ethical behaviour:

- "Creating a positive working climate" describes EADS' principles in terms of, e.g. dialogue and representation, equal opportunities policy, and management of HR development;
- "Doing business ethically" discusses issues such as conflicts of interest, export control and contracting with governments, as well as the hiring of government officials;
- "Fostering sustainable growth" deals with proper use of information and intellectual property rights, as well as relationships with suppliers;
- "Respecting the environment" covers developing environmentally sound processes and products;

- "Living in our communities" describes the ways in which EADS contributes to the life and development of communities where it operates.

The Code of Ethics, therefore, gives guidance to all employees about appropriate conduct in their professional environment.

These principles will be monitored, in particular through entrusting an EADS Ethics Committee with compliance responsibility in ethics matters.

The Code of Ethics describes the missions of the Ethics Committee set up by the EADS Board of Directors. In particular, the Ethics Committee will offer guidance to the EADS Chairmen, the Board of Directors and its Committees, the CEOs, COOs and Executive Committee, as well as management at large regarding all ethical questions. The Committee will submit at least annually a report to the EADS Board of Directors with respect to each year's activities. It will also implement appropriate coordination with the compliance functions of EADS and its divisions.

In 2006, all employees will be sensitised through a systematic information campaign, aimed at raising the awareness of the importance of ethical business conduct and emphasizing underlying values. The text of the enhanced EADS Code of Ethics is available on the Internet at www.eads.com.

2.1 Business Ethics

2.1.1 Proper Business Practices

Doing international business requires being especially vigilant so as to ensure that all companies belonging to the EADS Group always comply with all applicable laws and regulations relating to international sales, as well as with very high business ethics and integrity standards. EADS aims at setting standards to govern its business ethics and integrity policies which often go beyond applicable laws and regulations.

To achieve this aim, EADS International has been implementing a comprehensive set of rules and processes since 2000 aiming at ensuring compliance with such laws, regulations and business ethics and integrity standards.

2.1.1.1 Policy

"- *EADS is active in sectors which are strictly ruled by national and international regulations. EADS is committed to absolute compliance with applicable regulations wherever its entities operate.*

- *Fighting against corruption and economic crime in foreign trade has become a major challenge for all international companies. In order to meet this challenge, EADS is fully committed to complying with applicable national and international legislation, including the OECD Convention of November 1997, as incorporated into the legislation of 35 countries. EADS' International Compliance Program (also known as the "Foreign Trade Rules") is a corporate policy, applicable to all international operations of EADS and its affiliated companies, intended to detect and prevent bribery and unfair dealing.*

- *EADS is often involved in proposals, bid preparations or contract negotiations with governmental authorities because of the nature of its products and services. The Group's policy is to compete fairly and legally for all business opportunities as well as to conduct negotiations and perform contracts when awarded in compliance with all applicable requirements, specifications and contractual obligations.* "

2.1.1.2 Organisation

EADS has implemented a detailed corporate policy, the *Foreign Trade Rules,* which applies to all international operations of the Group entities, and which is intended to detect and prevent bribery and unfair dealing in international sales. This policy has been published in EADS' Corporate Handbook, which is available to all employees through the company intranet.

The policy entails effective control of international operations, through the conduct of appropriate due diligence of business partners, regular audit and reporting mechanisms and enhanced training sessions within all BUs. It also sets out appropriate guidelines regarding the acceptance of gifts and hospitality.

The main pillars of the Foreign Trade Rules are the following:

- Transparency in the selection of all business partners. All business partners engaged by an EADS company have undergone a strict engagement procedure, based on (i) a due diligence aimed at confirming that the prospective business partner is reputable and qualified to work for EADS, (ii) internationally recognized standards (location, credentials, ethical track record, etc.) and (iii) a commitment to abide by the Group policies prohibiting corruption and payment of bribes;

- "Appropriate remuneration for legitimate services". EADS is very keen to ensure that all payments due and payable to any business partner are justified by legitimate services rendered and do not exceed sound market practices; and

- Monitoring of the contractual relationships with such business partners (and the related payments) until satisfaction of all contractual duties.

Those policies and procedures normally apply to all operations directly or indirectly relating to foreign trade.

The Group's business partners must respect these policies and procedures, and any failure to do so may lead to early termination of the contract in place.

Furthermore, EADS conducts regular audits of implementation of all related agreements entered into by BUs to verify that Group policies and procedures are properly implemented and the BUs are instructed to report on a yearly basis on the implementation of such policies and procedures. This is especially the case concerning the payments made to the business partners, which must at all times be fully justifiable.

Since October 2002, EADS has set up a network of International Compliance Officers ("**ICOs**") representing each BU. ICOs are responsible for ensuring the correct application of the policies and procedures within the Group. They are also in charge of nominating appropriate correspondents in foreign subsidiaries with a view to properly cascading the compliance duties in all operating countries.

EADS has also developed regular contacts with international bodies such as the OECD, the International Chamber of Commerce ("**ICC**") and the European Union ("**GRECO**") and peer companies with a view to setting and promoting integrity standards in the aerospace and defence sector. In this respect, EADS is pursuing a business dialogue with the European Aerospace & Defence Industries Association of Europe ("**ASD**") and its members, (such as CIDEF and Groupement des Industries Françaises Aéronautiques et Spatiales ("**GIFAS**") in France, BDI in Germany, AFARMADE in Spain or Society of British Aerospace Companies ("**SBAC**") in the U.K.), and also with major European aerospace and defence companies, in order to launch a platform of principles aiming at setting high standards, exchanging best practices, promoting training and compliance programmes, and more generally generating common European industry positions on ethics and anti-corruption issues.

This platform would be open to all international aerospace and defence companies and associations, especially those belonging to OECD countries (e.g., United States), but also non-OECD countries at a later stage. As a matter of fact, EADS views such an international initiative as a perfect opportunity to enhance the level playing field which the OECD convention, and thereafter the UN Convention signed in Merida in December 2003, have started to establish.

EADS is also maintaining a relationship with the ICC anti-corruption Commission and the French Corruption Monitoring Council *(Service central de prévention de la corruption)*, which signed a convention with EADS in 2003.

2.1.1.3 Performance and Best Practices

In December 2005, EADS amended the **Foreign Trade Rules.** The Foreign Trade Rules amendments resulted in particular from advice received from reputable international experts in business ethics and anticorruption laws and practices. The main objective of these amendments was to adapt the Foreign Trade Rules to the evolution of the Group, and to disseminate the identified best practices across the Group as a whole.

EADS conducts regular **investigations and audits** to detect and spread Group best practices in international business ethics.

In addition, the Group has developed a comprehensive **training policy** so as to disseminate an "awareness' culture within all BUs. All employees dealing with international business attend such training sessions. In 2005, around 42 training sessions took place across EADS, sometimes with the attendance of third parties (prosecutors, representatives of international bodies, lawyers, etc.), in order to communicate and explain the Group's corporate values and policies to all concerned. This represents a very significant increase compared to 2004, which tends to demonstrate that the dissemination of a compliance culture is a key element of EADS' management system.

The Group issued a leaflet *"EADS International Business Ethics Policy For Consultant Agreements: Transparency & Substantiation"* in January 2004, which is given to all prospective international marketing consultants. This leaflet summarises Group policies and procedures regarding selection of international business partners. Such international business partners are also invited to attend specific training sessions when deemed appropriate.

The Group's ICOs meet periodically to share concerns and best practices. An annual **ICO Conference** has been organised since 2003 involving more than 100 people involved in foreign trade business and operations. The ICO Conference of December 2005 was held in Paris with 114 participants from 22 BUs. Senior Executives presented and discussed issues focusing on business ethics at large.

EADS also releases Group-wide internal bulletins on a regular basis named **ICO information letters**. These focus on the evolution of the regulatory environment for foreign trade and highlight information reported by international media regarding the fight against corruption and economic crime worldwide. These bulletins are intended to complete and update the information given to EADS employees during the training sessions.

In relation with its international businesses, EADS uses third parties, such as consultants and international business partners in order to provide appropriate assistance and expertise to BUs on current or potential business for EADS and/or promote EADS products or services in various countries. The contractual arrangements for such services are governed by internal rules and policies that describe the entire contractual process, from the selection of the partner to the implementation and execution of the agreed service. In order to ensure that the rules are understood and strictly applied, consultant and service providers agreement are audited. The purpose of these audits is to check the substantiation of the contractual duties delivered by the third party in exchange of its remuneration. The table below presents information concerning the percentage of consultant files audited in each of the past three years. None of the audits have revealed any material deficiencies.

	2005	2004	2003
Consultant files audited	96%	93.10%	Not available
Number of ICO information letters issued	3	3	2
Number of training sessions held by ICO	52	20	12

Scope: EADS

2.1.2 Compliance with Law Regarding all EADS' Activities

Compliance and verification of compliance with all the laws and regulations of the countries where the Group does business is a must at EADS. Rapid changes in the industry and the overall global environment constantly present new legal or regulatory requirements and ethical standards which call for robust internal controls in the field of legal compliance.

Against this background, the Group monitors overall compliance with all laws relating to its business activities in addition to having a special focus on compliance with export control regulations.

2.1.2.1 Policy (law and export control)

" - *EADS is committed to complying with antitrust and competition as well as humanitarian law, when applicable, in all of its activities and throughout the Group.*

- *EADS is also committed to complying with all applicable legislation relating to foreign trade. EADS Group companies comply with all import and export control regulations that govern the exports and imports of commodities, technical data and technical support.*

- *EADS always obtains export licenses and other government approvals prior to exporting products and technology controlled by governments or the EU.*

- *EADS screens new customers and suppliers to ensure that they do not do banned business.* "

The overall compliance with the Law programme

Amongst the various areas of the law which require constant monitoring, it is worth mentioning a few examples that are of particular importance to EADS although the list is only indicative. Examples of this permanent monitoring process are: compliance with the laws and regulations governing competition, protection of the environment, public sector procurement and accounting and financial reporting.

Compliance with Corporate Governance standards is another area of focus. Governance practices are developed and monitored to fulfil the Board's responsibility towards customers, shareholders and employees to oversee the work of the management in the conduct of the Company's business, and to serve the long-term interest of stakeholders.

Compliance with Export Control Laws and Regulations

Because of the particular nature of the industries that it is active in, EADS has put a special focus on the overall area of compliance with export controls regulations both in its commercial aviation businesses and as a company dealing with defence and dual-use products as well. Being a high-technology company both in the civil and in the defence environment means, for example, that EADS' know-how in the form of products or services and all relating technical data is subject to a wide range of export controls laws and regulations. Keeping the Company's status of "reliable importer/exporter" is the constant ambition of Company's export control specialists and employees; thus EADS strictly follows highly regulated processes to control the final destination of its products and technologies.

As each of the countries from which EADS exports defence products has specific laws and regulations on arms export control, the organisation of compliance is tailored to the related countries within EADS. BUs have appointed Export control officers and allowed dedicated resources to implement export control compliance procedures as close as possible to people working with export controlled products (commodities, software, technical data...).

National Export control officers were appointed at EADS Group level. Depending on the country from which exports take place, either the country Export control officer is legally responsible for compliance and thus has a strong centralisation and decisional role or the final responsibility lies in the hand of each of the legal entities and its local Export control officer. In this later case, the national Export control officer ensures coordination and provides the Headquarters and the BUs with expertise and advice.

The national Export control officers organise regularly within their respective countries meetings and conferences with their export control officers' national network, to share knowledge and expertise on compliance requirements and procedures. Training is also provided to export control staff as well as to other relevant functions as marketing and procurement, creating awareness for the importance of export control issues. The EADS' national export officers decided in January 2006 to go further in strengthening the Group compliance processes by proposing a detailed EADS Group export control policy.

The same applies to import regulations as EADS is a major importer as well and has a continued globalization approach.

In parallel to import/export aspects, there are also specific requirements dealing with access to and dissemination of restricted or classified information whether it is for national security reasons or other customer driven requirements especially in the field of defence, which are strictly followed by EADS, based on Group specific policies.

Separate policies are enacted in order to protect EADS data and overall Company proprietary and confidential information.

2.1.2.2 Organisation

From an organisational standpoint, EADS Legal Affairs, in coordination with the Divisions' and BUs' legal departments, is responsible for designing, implementing and overseeing the policies and processes aimed at ensuring that EADS' activities comply with all applicable laws and regulations. Teamwork amongst all the legal players and export control professionals in the Company is aimed at ensuring consistent and comprehensive legal processes in compliance with national requirements. Corporate Legal Affairs is also responsible for overseeing all litigation affecting the Group, as well as for the legal safeguarding of the Group's assets, including intellectual property.

Extended networks of professionals (export control, intellectual property...) located close to operational players drives the export control activities. These professionals are capable of handling the requirements of the many jurisdictions that are relevant to EADS, not only in its "home countries" but abroad as well.

The Corporate Secretary with the support of Legal Affairs departments also play an essential role in the setting up and administration of (i) EADS Corporate Governance procedures and (ii) legal documentation underlying delegation of powers and responsibilities and defining the EADS management and the internal control environment.

Finally, all those activities are audited by the Internal Audit department which consists of a team of dedicated professionals who are familiar with the requirements and challenges of the Company's international business.

2.1.2.3 Performance and Best Practices

Although each EADS BU and location faces different compliance challenges, they are extremely vigilant in monitoring legal risks. They constantly ensure that regulations are applied and track any infringement risks so as to prevent them. This is based on three basic processes:

- **Preventing compliance risk** is key to the overall EADS approach. Such a preventive approach is based on the addition of Company policies and deep cultural values supported by solid infrastructure for compliance, training initiatives and general employee awareness actions as well.
- **Identification of compliance risks** results from systematic monitoring of key compliance risks in each of the BUs.
- Whatever the source of the compliance risk may be, **EADS takes responsibility** for finding the facts and analyzing the applicable laws; measures are then taken to deal with the situation in a proactive manner.

Sharing of information, especially within the CSR network and the community of legal professionals is designed to help the Company learn from mistakes, if any, thus using its experience to continue raising the bar in its compliance processes.

	2005	2004
Court decisions regarding cases pertaining to antitrust and monopoly regulations	None	None
Descriptions of policy, procedures/ management systems, and compliance mechanisms for preventing anticompetitive behaviour	i) EADS Code of Ethics including but not limited to all relevant provisions of Code of Ethics relating to compliance with competition law; and ii) Regular legal risk analysis as issues come up.	i) EADS Code of Ethics including but not limited to all relevant provisions of Code of Ethics relating to compliance with competition law; and ii) Regular legal risk analysis as issues come up.

Scope: EADS.

2.1.3 Corporate Governance Standards

Compliance with Corporate Governance standards is an area of focus at EADS. Governance practices are developed and monitored to fulfil the Board responsibility to shareholders to oversee the work of management in the conduct of the Company's business and to seek to serve the long-term interest of shareholders.

In 2004, the EADS Board of Directors continued to uphold the driving principle of maximizing shareholder value and conformity with applicable law and the Corporate Governance principles in the countries relevant for the Company, while also enhancing its focus on Corporate Governance best practices.

The EADS management structure has proved efficient and well adapted to fulfilling its commitment to a sustainable and balanced relationship with stakeholders. Ensuring development of employee and supplier relationships, as well as ensuring customer satisfaction, remain a foundation of EADS' success, operations and culture.

2.1.3.1 Policy

"- *EADS is determined to set the standard of excellence in the field of Corporate Governance. EADS is committed to meet and even exceed social, legal and statutory requirements to ensure transparent management and recording.*

- *EADS commits to providing the most accurate and reliable information and records in all decision-making processes and business relations, both inside and outside EADS. To achieve the highest standard of reliability, EADS continuously improves its Internal Control and Risk Management procedures.*"

2.1.3.2 Organisation

See "Part 1 / Chapter 2 Corporate Governance".

2.2 Sustainable Growth

EADS supplies some of today's most advanced technology in the field of aerospace and defence. EADS strives to meet the customers' requirements for competitive, cost effective and innovative technology. The Group's development relies on its ability to deliver products and services that meet customers' requirements. Sustaining this development requires focus on the product quality, continuous innovation and the best supplier management.

2.2.1 Product Quality and Customer Satisfaction

As an industry leader in aerospace and defence, EADS is constantly striving to build upon its solid reputation for excellence in its products, processes and people. With a focus on continual improvement and on building customer confidence by improving On-Time and On-Quality Delivery ("**OTOQD**"), EADS demands that every area of its operational business challenges and improves its levels of Quality and Operational Excellence, internally and throughout the supply chain.

2.2.1.1 Policy

"- *EADS is fully committed to achieving the highest levels of customer satisfaction, driving continuous improvements in the quality of its products, processes and people and deploying the most demanding Quality Management Systems.*

- *EADS actively seeks key customer feedback through a structured Group-wide process of Customer Reviews.*"

2.2.1.2 Organisation

The Chief Quality Officer ("**CQO**") is in charge of stimulating, coaching and supporting the BUs to implement continual improvements in operational level OTOQD performance and to maintain and improve customer confidence in EADS. In particular, he chairs an EADS Quality Council with senior level representatives from each BU to agree actions and priorities and to drive OTOQD deployment in all BUs and animates supports and drives a network of BU operational level experts to ensure that the Quality and Operational Excellence Programme ("**QOEP**") is tuned directly to the needs, priorities and maturity of each BU. He also Represents EADS in relevant Quality, Standards and Regulatory bodies at both National and International level commensurate with the status of EADS as a global aerospace and defence company.

2.2.1.3 Performance and Best Practices

In the second half of 2004, a major initiative was launched to deliver enhanced customer confidence and satisfaction through driving operational improvements in those industrial processes which contribute to achieving OTOQD of products and services to end customers. In 2005, this "Quality and Operational Excellence Programme' (QOEP) was deployed through EADS BUs.

This Programme acts on five key areas for improvement:

Customer Confidence

A common methodology was defined in early 2005, with a view to deploying it consistently throughout the Group. This Customer review process ("**CRp**") methodology is based on a structured series of interviews targeting the key decision makers at EADS' strategic customers. These interviews are performed by the BUs' top management.

The goal is to measure the level of customer confidence, which is more important than satisfaction in determining its loyalty. EADS aims to measure (and to improve continuously) the relationships between the Group and each of its customers. Improvement plans result from these interviews, and the interviewer is responsible for reporting the progress of these plans to the interviewee.

In 2005, five reviews were completed (MTA, DS Spain, Eurocopter, Seca, and Socata), three reviews being in action planning phase (MTA, DS Spain and Eurocopter). Six BUs entered the Design and Review phase, mainly for Defence customers.

More complex CRps for Defence customers were also prepared in 2005: they are conducted at national level rather than at BU level, governments' procurement activities being by nature cross BUs. The Spanish review was performed in 2005; the French review was launched in 2005 and will last until mid-2006. The German and British reviews will be launched in 2006.

Supply Chain Processes

More than 70% of EADS products are sourced from outside suppliers. If a supplier fails to deliver On Time and On Quality, so does EADS. Managing the Supply Chain through the traditional contractual relationship is no longer sufficient. Upstream visibility is needed into the internal processes of each supplier to enable a timely reaction to their deficiencies (as well as to EADS' own deficiencies which could impair a supplier's performance). In 2005, EADS deployed Supply Chain Diagnostics (two to three weeks assessments) in several BUs, in order to assess what they already identified as their weakest points in supply chain management, and derive "90 Day Action Plans".

In 2005, ten Diagnostics were conducted in seven BUs: Defence Electronics, Military Air Systems, Astrium, Defence and Communication Systems, LFK, Seca and MTA.

These assessments resulted in action plans at three BUs (one in Defence Electronics and Seca, two at MTA). Implementation started in 2005 (improvement plans are under preparation in the other BUs).

DRIVER and EADS Black Belt

Until 2005, EADS "only" expected that each manager would improve the operational performance of his / her team; EADS now equips managers with an "Improvement Methodology and Toolkit". This is the purpose of the "DRIVER' methodology defined in 2005, along with the complete training syllabus (more than 50 training modules and 30 tools). DRIVER is specific to EADS. The corresponding training can be delivered in the format of "EADS Green Belt" (one week) or "EADS Black Belt" (four weeks). To be recognised as Qualified Improvers, EADS Black Belts must complete, on top of their training, an improvement project that can cover for six months and deliver measured benefits in terms of On Time On Quality Performance, costs savings or both.

In 2005, 97 EADS Black Belts were trained at seven sessions held within MTA, Eurocopter, Defence Electronics, Airbus, Seca, LFK and Socata. Six employees were qualified, by completing the improvement project and sixteen were EADS Green Belt trained.

Quality Gates

All EADS processes are made of steps: from bidding to delivery of demonstrators for a development process; from machining to final assembly for a manufacturing process... Each step completion must be carefully checked before passing the "product" down to the next step. Otherwise problems may be transferred to a place where they will be more difficult and costly to solve. Based on this simple observation, a methodology was already in place in some BUs, calling for an internal written contract between the two parties (upstream and downstream) at a "Gate" between two important steps of a development or a production process.

The quality gate system was further extended in 2005.While Airbus had already started the implementation of quality gate before 2005, Eurocopter implemented its quality gate in 2005.

High-Level Metrics

In order to measure the results of the improvement actions at BU level in terms of Customer Confidence and OTOQ Delivery, a set of high level metrics has been defined in 2005 and begun to be implemented.

The three generic metrics are:

- the Customer Confidence index (resulting from the Customer Review Process described previously);
- the On Time On Quality index for Development programmes; and

• the On Time On Quality index for Physical deliverables.

The use of these Metrics is under the custody of the BU heads.

In 2005, normalised HLM have been defined in five BUs (MTA, Defence Electronics, Astrium, Eurocopter and Military Air Systems) and are operational in two of them (MTA and Defence Electronics).

2.2.2 Sustaining and Protecting Innovation

2.2.2.1 Innovation Strategy

Innovation is one of the key areas EADS is focusing on as growth drivers for the future. EADS has established various programmes of cooperation with universities and scientific organisations to develop jointly new technologies, and is continuously evaluating new opportunities to extend partnerships in this area.

Policy

*"EADS' innovation strategy aims at increasing competitiveness through continuously improving quality of services and products as well as efficiency of processes. The two main pillars of EADS' corporate strategy are the EADS Research & Technology (**"R&T"**) Network and the Corporate Research Centre (**"CRC"**)."*

Organisation

Due to the specific organisation of EADS in BUs, the company's strategy has both decentralised and centralised components. All R&D and about 80% of the R&T activities are decentralised. The responsibility of each of the BUs is to ensure the development of products and services that meet customer needs and to offer competitive solutions in line with market expectations.

The centralized efforts are represented by both the EADS R&T Network and the CRC.

The R&T Network coordinates the shared research and technology activities, which involve several BUs and the CRC. The Network is structured around technology domains, which are of common interest, such as Materials and Structures, Electronics, Navigation and Control as well as Image Processing. For each of the domains, a group of R&T experts is formed by representatives of the entities interested in shared work in that domain, thereby ensuring an effective transversal coordination. The Network sets up a common R&T programme and facilitates the circulation of information and research results within the Group. The steering of the EADS R&T Network and the decision making process are performed in a collective way between all participants, inducing useful "bottom-up" and "top-down" exchanges between the experts and management. Additional centralised R&T coordination is accomplished by the team of the Chief technology Officer between the EADS BUs, the CRC and headquarters functions to manage relations with external stakeholders, companies, industrial organisations, research laboratories and universities for example, for joint research projects.

The CRC conducts applied research and supports the R&T Network by providing a platform for the exchange of know-how and by highlighting possible synergies throughout the Group. The CRC has two main sites in Paris and Munich and employs approximately 600 people including doctorates and university interns. It maintains research proximity centres in Toulouse, Nantes (opened in 2005) and Hamburg to support the knowledge transfer to BUs in these locations. A liaison office is operating in Moscow, which facilitates relations with Russian scientific institutes. EADS is also preparing the creation of a centre in Spain and an extension in other countries (i.e., Singapore, Qatar), through laboratories or offices to develop cooperation and to take advantage of competencies wherever they are.

The CRC and the EADS R&T community in the BUs maintains and expands established academic research partnerships with leading universities and high-tech engineering schools by employing thesis students, post-graduate interns and doctorate candidates as well as by contracting specific research projects.

See also "Part 1 / 1.1 Management's Discussion and Analysis of Financial Condition and Results of Operations".

Performance and Best Practices

Continuous innovation has been the basis of EADS' success in the past, and the Group is convinced that this will be even more important in the future. Innovation cycles are shortening and new competitors are emerging in all fields of EADS business. To be leading the markets in the future, EADS will always need to be ahead with innovative solutions.

Technological innovation programmes are managed in conjunction with the EADS R&T Network and the EADS CRC as well as through a strong network of top experts in the BUs. EADS aims to make better use of available resources by interacting even more with external scientific and applied research organisations. Such cooperation allows EADS to leverage the resources available in these organisations, which in turn benefit from EADS' systems knowledge.

In 2005, the Group invested €614 million in R&T alone (€510 million in 2004) to develop technologies for future products, services and processes. On the one hand, the CRC, which focuses on applied research and long-term strategic technologies, spent €93 million of that amount on research programmes in the areas of Materials and Structures, Acoustics, Microsystems and Electronics, Systems Engineering and Information Management Techniques. On the other hand, synergy between the BUs was developed by the EADS R&T Network through 136 shared projects, representing €90 million.

	2005		2004		2003	
	In € bn	In percentage of revenues	In € bn	In percentage of revenues	In € bn	In percentage of revenues
Self-financed R&D*	2.1	6.1%	2.1	6.6%	2.2	7.3%
R&T expenses	0.61	1.8%	0.51	1.6%	0.45	1.5%

Scope: EADS.

(*) *See "Part 1/1.1.3.4 Research and Development Expenses".*

Advanced Technology Initiative

Activities of the Advanced Technology Initiative ("**ATI**"), launched in 2004, continued throughout 2005 as a cross-company drive to increase efficiency in innovation and R&T. ATI involves benchmarking and forecasting of technologies and gives answers to the questions: What is the scope of technologies inside EADS? How good is EADS at these technologies compared to the competition? What will be key technologies in the future? External expertise is included to provide perspective and vision. Based on the findings, action plans are developed to improve the global technology strategy by correcting any deficiencies and by optimising the allocation of resources. ATI involves today more than 200 technical managers, many of them being currently active in the R&T Network and in the CRC. While it is continuing in 2006, ATI has already led to recommendations for managing the technological risks and for ensuring technological leadership.

EADS Corporate Foundation for Research

Activities of the EADS Corporate Foundation for Research (Fondation d'entreprise) in France aim to improve the company's links to public research laboratories and universities by promoting multidisciplinary research in aerospace technologies, and establishing exchanges between researchers in government, private industry and higher education research institutes.

In 2005, the Foundation financed 17 doctorate and nine post-doctorate grants as well as 10 research projects.

A number of incentive activities are carried out, such as awarding the **"Irène Joliot-Curie Prize for Women in Research"**, which rewards actions encouraging the presence of women in scientific and technical fields of study, or promoting the position of women in the research community in France, and highlighting exemplary professional contributions to public and private research.

The **"AéroJeunes Day"** is held every year to promote science and technology among young people. In 2005, students from several schools in France were invited to spend a day at the Paris Air Show. The "**Envol Recherche**" Day, the major event for the EADS Company Foundation, allows the Foundation to showcase its different activities and to sum up the achievements of the year. The beneficiaries of grants and funding are invited to present the state of their work.

Other initiatives, including foundations, are contemplated in Germany, Spain, the U.K. and the U.S. to improve links with public research institutes and universities.

Bauhaus Luftfahrt (aviation research centre)

In 2005, EADS and the government of the German state of Bavaria joined forces with three German aerospace companies to create the aviation research centre, Bauhaus Luftfahrt, a centre for creative and interdisciplinary research activities in the field of aeronautics. Headquartered in Munich, the registered association sees itself as a think tank for a new type of visionary, unconventional aviation research. The centre will focus on systems and concepts for the future, and on evaluation of integrated systems in comprehensive, interdisciplinary research activities.

Academic partnerships

EADS regards its relationship with the academic world as a priority and is developing this with vigour by reinforcing its cooperation with academic laboratories through deeper and more targeted relationships. In 2005, the CRC France has therefore established a common structure with several French top-level academic partners. INNO'CAMPUS was inaugurated at the renowned École Normale Supérieure (ENS) de Cachan, near Paris, to intensify an existing partnership by co-locating some EADS researchers at laboratories of the ENS, by students using CRC facilities and by jointly conducted seminars and workshops in the structures simulation and structures behaviour domains. In addition, a professorship in "Advanced Computational Structural Mechanics" was established at the ENS, with financing supplied by the EADS Corporate Foundation for Research.

The TECHNO'CAMPUS was established together with Airbus and four high-tech engineering schools in Nantes: the École Centrale, École des Mines, Polytech & ICAM. The location was selected, because of the high scientific level of public research close to two Airbus production plants. TECHNO'CAMPUS is actively supported by the French state, the region of *"Pays de la Loire"* and the city of Nantes. It gathers students, researchers and engineers from the schools, the CRC and Airbus in joint projects to research thermoplastic composites technologies and to develop specific non-destructive testing methods.

2.2.2.2 Protecting Innovation: Intellectual Property

Intellectual Property (**"IP"**), such as patents, trademarks and know-how, plays an important role in the production and protection of EADS technologies and products. The use of IP rights enables EADS to remain competitive in the market and to manufacture and sell its products freely.

Policy

"– *One of EADS' most valuable assets is its intellectual property which includes patents, trade secrets, trademarks, copyrights and other proprietary information. It is EADS' policy to establish, protect, maintain and defend its rights in all commercially significant IP and to use those rights in responsible ways.*

– *EADS also respects the valid IP rights of others and will not reproduce or use software or other technology licensed from other suppliers except as permitted by the applicable license agreement or by law.*"

Organisation

The general management of IP in EADS is conducted through an IP committee led by Headquarters. Executives responsible for IP at the main subsidiaries upset on this committee.

Every year, a meeting of the network of those responsible for IP at the entities of the Group is held to explain the EADS' IP strategy and policy. EADS also promotes training about IP matters. For example, there is one day about IP included in the Corporate Business Academy (**"CBA"**) training for the experts.

Each of the subsidiary companies of the Group owns the IP which is specific to its particular business and has been generated by this subsidiary. Where IP is of common interest throughout the Group, the subsidiary that generated it may issue a license allowing its use elsewhere (respecting the interests of the other shareholders when appropriate). EADS also owns IP directly or under license agreements with its subsidiaries. EADS centralises and coordinates the

Group's IP portfolio, participates with the subsidiaries in its management and promotes licensing of common IP between the subsidiaries. EADS controls the protection of its IP made in the strategic countries.

EADS also ensures that procedures are in place to protect the confidentiality of the Group's IP and to ensure contractually that third party rights are protected (in the case of joint ventures). In this respect, suppliers' contract terms and conditions are currently being strengthened and adapted when dealing with countries with weaker IP laws. The sourcing strategy is also to integrate a segmentation of parts of the contract in order to minimize the risk of industrial espionage and counterfeiting.

Performance and Best Practices

To increase the added value of the Group, the team of the EADS Chief Technology Officer promotes the sharing within the Group of all the knowledge of the BUs and the sharing of resources, skills and research means and budget to develop new knowledge, while respecting existing contractual and legal frameworks.

For example, all the contracts between BUs of the Group concerning shared R&T must have provisions allowing for the flow of knowledge (EADS R&T Network rules).

In 2005, the EADS IP portfolio was comprised of approximately 4,900 inventions (approximately 4,400 in 2004), which are covered by over 15,000 patents throughout the world.

	31st December 2005	31st December 2004
New inventions filed (some of which covered by several patents)	586	521
EADS patents portfolio	15,036	13,515

Scope: EADS.

2.2.3 Supplier Management: Fostering a Mutually Beneficial Relationship with EADS' Suppliers

The EADS Sourcing vision is to deliver competitive advantage by winning, integrating and developing relationships with the world's best suppliers. Its Sourcing Strategy is designed to support this vision.

2.2.3.1 Policy

"- Suppliers represent a high proportion of the value of EADS' products, and play an important part in customer satisfaction. As such, EADS endeavours to integrate them fully in its ethical way of doing business.

- Fostering a mutually beneficial relationship with suppliers, EADS' sourcing principles require all suppliers to be responsible and to implement its standards and requirements across all levels of the supply chain.

- EADS is committed to long term relationships and partnerships with its suppliers, in particular in the engagement in the development of technological know-how."

2.2.3.2 Organisation

Sourcing Strategy

EADS Corporate Sourcing is the strategic architect of sourcing functions and provides overall orientation for all sourcing activities across the Group, in particular regarding the key elements of the Sourcing Strategy, which are Procurement Marketing and Global Sourcing, Joint Sourcing, Supplier Evaluation and Risk and Opportunity Sharing.

- **Procurement Marketing and Global Sourcing** aims to identify the best potential suppliers worldwide and to evaluate them with regard to their capabilities and their certifications. Procurement marketing is becoming increasingly important as EADS targets new global supply markets to support Global Industrial Development;

- **Joint Sourcing activities** allow purchasing power to be leveraged across EADS. A group of Lead buyers bundles procurement volumes of selected material groups for common negotiation. The Joint Sourcing also allows all EADS BUs to use a common EADS contract per supplier;
- The EADS **Supplier Evaluation and Development** process guarantees that suppliers' performances are regularly evaluated. Suppliers can expect that the same process and the same criteria are applied by all BUs: Commercial, Logistics, Quality, Technical and Customer Support. Evaluations are shared with suppliers as a basis to discuss further improvement and development needs and plans. With regard to the high proportion of sourcing required for products and the complexity of the procured systems, equipment and structures, EADS favours long-term, mutually beneficial, reliable and stable relationships with key suppliers. Consideration for partnerships is limited to suppliers who continuously show excellence in their performance, who can demonstrate a credible long term interest and who are able to support their business interest with their own developments and investments. It is a principle for such partnerships that suppliers are involved and integrated at the early stages of development.
- Both **business risks and opportunities** should be adequately shared with suppliers. Procurement Policies of EADS BUs address all typical business risks and suggest how they should be dealt with in EADS' contractual agreements. Procurement Policies also set out the principles and guidelines for conducting business with current and prospective suppliers. These guidelines describe how partnership relations should be handled in an equitable manner in the interest of all parties concerned and how disputes should be dealt with professionally and as quickly as possible in accordance with the agreed partnership arrangements.

Sourcing network

Each EADS Division and BU has its own sourcing function.

The five EADS divisions' Chief Procurement Officers compose the Chief Procurement Officers Council (**"CPOC"**) which is chaired by the EADS Chief Procurement Officer. This Council was created in 2005; it is responsible for implementing the EADS Sourcing Strategy.

The Procurement Directors Board (existing since 2000), which is composed of the Divisions and BUs Procurement Directors and of members of the Corporate Sourcing team remains a platform for exchange of information, experience and for diffusion of the EADS sourcing strategy.

One of the first decisions taken by the CPOC in early 2006 was to create a Sourcing CSR network, led by EADS Corporate Sourcing with the objective of formalising the EADS CSR Sourcing Policy, in compliance with the EADS Code of Ethics. The Sourcing CSR network will organise flow-down of the CSR Sourcing Policy to suppliers and organise related-supplier performance measurement.

In addition, the EADS Executive Committee decided mid 2005 to implement a new structure within the Sourcing organisation in order to support the Globalisation Development of the Group. This new structure named Global Sourcing network includes Country Sourcing Offices (**"CSOs"**) starting with China, Russia and India. More will be created where EADS sourcing volume happens to grow.

These CSOs will take an active role in supporting fulfilment of CSR standards by EADS suppliers based in their regions.

2.2.3.3 Performances and Best Practices

Sourcing context in 2005

With two thirds of its revenues sourced from external suppliers, efficient and effective supplier relationship management is a key factor for EADS' success. For this, EADS concentrates on its major suppliers. EADS' top 50 suppliers already account for 43% of the sourcing volume and the top 250 suppliers account for 75%.

Complex systems and equipment account for 45% of EADS procurement. Structures, material and product-related services also account for 36%, while non-product related material accounts for 21%.

While EADS likes to see itself as an important customer for its key suppliers, EADS wants them to be independent and at the edge of technological development. On average, EADS suppliers make no more than 10% of their revenues from EADS.

Most of EADS' sourcing volume is provided by large companies. The remaining sourcing volume (15%) is spread across a large number of small and medium sized enterprises, as per the European Commission definition, i.e. with less than 250 employees or less than €50 million turnover.

Sourcing activities focus on the EADS home countries France, Germany, U.K. and Spain, and on the U.S. Sourcing outside the E.U. and North America is still limited. However, EADS sees its global sourcing activities increasing to better exploit opportunities and to support sales.

Most of EADS' suppliers are currently located in the E.U. (approximately 75%) and North America (23%), regions in which social, economical and environmental practices are well regulated by applicable norms and laws. EADS Sourcing contractual terms request that these suppliers shall comply at any time with laws and regulations on economical, environmental and social standards and anticipate or at least make their best endeavour to anticipate forthcoming changes in these standards.

To reinforce supply chain compliance to EADS CSR related requirements, EADS tier 1 suppliers are contractually bound to flow-down these requirements to tier 2 suppliers.

Procurement policies also reflect the principles of the UN Global Compact. As a member of the UN Global Compact, EADS has accepted responsibility to apply these principles in its supply chain and requires its suppliers to adhere to common standards in the areas of human rights, the environment and employment.

Influence of the Global Sourcing

As EADS targets to increase global sourcing volumes in countries where existing regulations do not include EADS CSR requirements, procurement contractual terms for these domains need to be written in a more extensive way. Therefore, EADS is on one side engaged in a process for embodying additional CSR requirements into procurement contracts and on the other side EADS is organising supplier CSR performance measurement.

Sourcing Contractual terms related to CSR

The decision to further develop CSR requirements is clearly taken and EADS has already reasonably pretty well addressed key elements of CSR in sourcing contracts.

The various CSR aspects are already considered through EADS Sourcing Risk and Opportunities Management (“**ROM**”) which recommends appropriate contractual guidelines for key contractual chapters. These guidelines are published into the EADS Sourcing Information Tool which explains the principles for drafting contracts, disclaims the typical contractual clause and gives practical comments for the use of the buyer. For each domain, the requirements are contractually cascaded on to sub-tier suppliers.

For example, regarding environmental responsibility, principles for drafting contracts state that: “The purchase contract should provide that the supplier shall comply with all applicable laws, regulations, etc. as well as all commitment to which EADS has subscribed (e.g., Global Compact initiative) and end-customer requirements, in particular: (1) Suppliers are asked to support a precautionary approach to environmental challenges; (2) Undertake initiatives to promote greater environmental responsibility; and (3) Encourage the development and diffusion of environmentally friendly technology.” The recommendation to the buyer also says that EADS should make sure that the supplier complies with international standards such as ISO 14000 or EMAS (Eco-Management and Audit Scheme).

Moreover, in terms of compliance with EADS Ethical commitments, it is recommended that the contract includes EADS key engagements such as the support, respect and protection of international human rights within the supplier's sphere of influence; the respect of the freedom of association and the effective recognition of the right to collective bargaining; the elimination of all forms of forced and compulsory labour; the quality of working conditions such as but not limited to, appropriate level of remuneration, and protection of health and safety of the employees.

Key Performance Indicators

All figures below have been calculated using new €-$ exchange rates. Figures for previous years have been recalculated accordingly (2005: 1.2441; 2004: 1.2438; and 2003: 1.1304).

Sourcing volume: breakdown by country for top 10 countries	2005	2004	2003
	In percentage of total sourcing volume	In percentage of total sourcing volume	In percentage of total sourcing volume
France	31%	31%	30%
Germany	22%	23%	25%
U.S.	22%	21%	21%
U.K.	12%	12%	12%
Spain	4%	4%	4%
Italy	1%	2%	2%
Netherlands	1%	1%	2%
Belgium	1%	1%	1%
Canada	1%	1%	1%
Switzerland	1%	1%	1%

The Sourcing geographic breakdown is stable and centred on Western countries.

Importance of sourcing outside of EADS	2005	2004	2003
	In percentage of revenues	In percentage of revenues	In percentage of revenues
	70%	63%	65%

The increase in value of Sourcing is mainly influenced by A380 production ramp-up which started ahead of A380 deliveries, temporarily increasing sourcing vs. sales volumes.

Purchasing breakdown by Geography	2005	2004	2003
	In percentage of total purchase	In percentage of total purchase	In percentage of total purchase
Europe	75%	77%	74%
North America	23%	21%	24%
Rest of the World*	2%	2%	2%

Scope: EADS.
(*) *including < 1% in non-OECD countries.*

2.3 Environmental Care

EADS' environmental policy embraces all phases of a product life cycle, from conception and design, manufacturing and product support, including environmental impact of its sites. It seeks to ensure that each of its BUs complies with the laws and regulations of each country in which it operates, EADS being subject to numerous E.U., national, regional and local environmental laws and regulations concerning emissions into the environment, discharges to surface and sub-surface water and the disposal and treatment of waste materials.

2.3.1 Policy

"***Minimizing environmental impacts of EADS' activities***

- *EADS is fully conscious of its operations' impact on the environment and therefore considers that monitoring and reducing those impacts is fundamental for its approach to CSR.*
- *EADS is committed to continuous improvement of its environmental impact, beyond the simple fulfilment of legal obligations. It is EADS' subsidiaries and sites' role to ensure compliance with the laws and regulations of the countries in which they operate. The Group encourages environmental certification of its manufacturing processes.*

Taking into account environmental impacts of products along their life cycle

- *Improving environmental performance of products throughout their lifecycle is of significant importance for EADS and its customers.*
- *EADS encourages the active consideration of environmental criteria, through implementation of Eco-Design approaches, in all phases of its products' life cycles in order to improve the environmental performance of its products.*"

2.3.2 Organisation

The management of environmental aspects of Group operations is traditionally the responsibility of the BUs and sites. Each of EADS' businesses is strictly controlled and audited by authorities, in respect of manufacturing processes and product certification. Furthermore, customers include environmental criteria in their specifications.

The environmental reporting is currently managed by the CQO. However, an enhanced coordination at corporate level is needed. Some steps have been undertaken in order to implement a periodic follow up on the Group's environment performance and to facilitate exchanges of best practices and dissemination of relevant European and national information within the Group. These are based on networks that already exist from the founding companies of EADS. In order to enhance effectiveness of the environmental policy and provide visibility, EADS plans to further use dedicated networks focusing either on process or on products. This approach needs to be overall validated.

EADS is participating in environmental working groups of industry organisations such as the GIFAS in France, Bundesverband der Deutschen Luft und Raumfahrtindustrie (**"BDLI"**) in Germany and the SBAC in the U.K.
For example, the Environment Committee of GIFAS is chaired by an Airbus representative. EADS and Eurocopter

also sit in this committee. In 2005, the committee defined and implemented a legal and regulatory watch system to the benefit of the profession in France.

At European level, the Environmental Committee of ASD (Aeronautic Space and Defence Industries Association of Europe) is chaired by Airbus.

On a worldwide basis, the environmental committee of ICCAIA (International Coordination Council for Aerospace Industries Association), in which ASD is the European member, is chaired by Airbus since 2004 and up to 2007.

2.3.3 Performance and Best Practices

Sites certification and registration

EADS encourages environmental certification of its industrial sites. As of 31st December 2005, 29 sites were either ISO 14001 certified or EMAS registered, representing 42% of the total workforce of EADS.

Airbus has set the goal of achieving the international environmental standard ISO 14001 certification for its complete organisation by the end of 2006. As of the end of 2005, only two European sites, Hamburg and Toulouse remained to be certified to ISO 14001, as scheduled in Airbus' implementation plan. These projects should be accomplished by April 2006, bringing the former ratio from 42% to 64%. Site compliance is only part of overall corporate certification. With this continuous improvement process, Airbus is strengthening its environmental expertise throughout all sites and functions, expanding its site-dedicated environmental network. Environmental experts are charged with reviewing and improving all environmental aspects of Airbus' operations across all functions. These experts play a decisive role in the certification process, including the "environmental analysis" of Airbus products. Launched in 2006, product certification is the other fundamental element that will lead to Airbus' overall corporate certification.

In December 2005, EADS Space Transportation also decided to target an ISO 14001 certification of its French site by the end of 2006, following successful re-certification of its German sites in 2005.

The same applies to ASTRIUM : re-certification of German and UK sites in 2005, certification of the French site (Toulouse) scheduled for April 2006.

Site and Product Oriented Environmental Management System (SPOEMS)

While classical ISO 14001 addresses only SITE-related certification, Airbus has joined forces with several other organisations (Chamber of Commerce, National Trade Associations, EADS Germany...) to set the rules for an approach to environmental certification of both SITES and PRODUCTS along their lifecycle (production sites being only one aspect of this lifecycle). This approach will help Airbus, among other organisations, to systematically assess the environmental impact of its products along their entire life, and to target improvements at the earliest design stage. SPOEMS was selected by the European Union under its "LIFE" Programme.

Recycling of waste

Powered by the ISO 14001 certifications, many local initiatives on waste recycling are taken by the BUs, going beyond the certification requirements (identification, separation, management of disposal). One example is with Astrium UK: introduction of two recycling waste streams: one for glass and one for paper.

Climate Change

EADS operations have a very low impact in terms of greenhouse gas emissions. In the main, EADS' energy use results from heating and lighting requirements (offices, administration buildings, production facilities etc).

A potential risk from climate change to EADS operations comes from the ever-increasing pressure on energy costs.

However, both from a cost and an operational efficiency viewpoint the Group recognises that it has a responsibility to reduce energy usage where possible and so EADS views this as an opportunity to make continuous improvements.

In 2005, EADS was a participating Company to the G8 **Climate Change Panel**, led by Tony Blair, for the post Kyoto Protocol actions. In this perspective, the GMES (Global Monitoring for Environment and Security) initiative anticipates the definition of a satellite-based system allowing the monitoring of global greenhouse gase emissions.

As a further example, **ATR** also applies a "green policy" in the conception of its aircraft. ATR aircraft are recognised as the most fuel-efficient aircraft in their category thanks to their advanced engine technology and highly efficient propellers. Low levels of engine emissions are essentially the result of low fuel consumption. On routes with an operating radius of 200 nautical miles, ATR 72-500 fuel consumption per passenger is up to 15% lower than for a typical European car. The associated gaseous emissions per passengers in terms of CO (carbon monoxide) are 15 times lower than from a car and comparable to those of a train. As far as nitrous oxides are concerned, the ATR is three times less pollutant than a car and 40% less than a train. All these factors make the ATR an environmentally friendly aircraft that contributes less to the greenhouse effect than most other forms of transport.

The alignment of environmental targets (CO2 emissions reduction) with economical targets (energy consumption reduction) drives many local initiatives such as the installation of energy efficient motor drives at **Astrium** UK or the improvement of efficiency of the satellite assembly clean rooms by Astrium in Germany. Other examples include the installation of a 98.6 Kwatt-peak of photovoltaic solar power connected to the public electricity system on the roof of a new office building at Airbus Spain.

Restriction of Hazardous Substances (RoHS) directive

An important issue addressed in 2005 concerned the product life cycle with the transition to lead-free electronics for aerospace. This was in particular driven by the European RoHS directive, which restricts the use of six hazardous materials (Lead, hewavalent chromium, Mercury, cadmium, PBB and PBDE) in electric and electronic applications and thus leads to necessary substitutions. These substitutions are difficult for aerospace activities due to the length of the aerospace products life cycle and stringent safety certifications; the introduction of substitute substances requiring additional testing and certification. As a consequence, the European Commission has accepted that "equipment containing such targeted substances specifically designed to be installed in airplanes, boats or other means of transport are out of the scope of the RoHS Directive". The defence products are also out of the scope of RoHS.

In 2004, EADS installed a specific network on the RoHS / Waste Electrical and Electronic Equipment ("**WEEE**") issue, managed by CQO. A prior focus of EADS was on the replacement of lead. A position paper was issued in July and flowed down to the supply chain and to the engineering community. Standards are under preparation to set the rules for the global aerospace industry's transition to lead-free production, taking into account the environmental need to ban lead soldering and the need to move to safety / reliability proven lead-free solutions.

EADS and many of its BUs (Airbus, MBDA, Defence Electronics, Space Transportation) participate to the LEAP (Lead-free Electronics in Aerospace Project) Consortium which is preparing these standards. Furthermore, EADS and Boeing have decided to team up to address this difficult transition, by jointly defining the technical solutions, the validation tests protocols and the configuration management rules that will be enforced throughout the aerospace Industry and its supply chain in the coming years.

Dedicated IT tools are starting being implemented (Defence site of ULM) tot race and manage hazardous substances, such as lead, from supply to disposal.

Plane dismantling and recycling

The life span of an aircraft is about thirty years; as a consequence, the first Airbus aircraft models are about to reach their end of life. Approximately 200 planes are expected to be withdrawn from the worldwide market each year for the next 20 years.

So far, old planes were stored in hangars or dismantled in a non-environmentally friendly way. Airbus has created a consortium to dismantle
and recycle old planes, with EADS CRC, Sogerma, Sita (a waste management company) and the *Préfecture des Hautes-Pyrénées*. This €2.4 million project, called PAMELA (Process for Advanced Management of End of Life Aircraft), was approved in 2005. A special centre will be set up at Tarbes Airport, where procedures for the decommissioning and recycling of aircraft in safe and environmentally responsible conditions will be tested. The aim of this project is to demonstrate that 85 – 95% of aircraft components can be recycled, reused and recovered. It will also enable EADS to anticipate further environmental European Regulations on waste recycling. The first dismantled aircraft will be an Airbus A300 from a Turkish company. Its dismantling will last 20 months. Pamela is also expected to create up to 100 jobs over the next few years.

Further reporting: Airbus publishes an environmental report every two years which is available on its website at www.airbus.com. Airbus's fourth environmental report will be published in June 2006.

	2005
ISO 14001 certification/EMAS registration - List of sites covered by a certificate	29
Number of sites covered by EU-ETS	11
Total CO_2 emissions (in ton)	309,000
Total CO_2 emissions declared under EU ETS (in ton)	153,000
Direct Energy use segmented by primary source (in MWh)	2,850,000
Volatile Organic Compound Emissions (in ton)	3,500
Total water use (in m^3)	4,100,000
Total water discharge volumes (in m^3)	2,100,000
Total hazardous waste production (in ton)	40,400
Total Non-hazardous waste production (in ton)	65,000

Scope: covering 80% of EADS staff, 2005 figures generated on available material, definitions need harmonisation between the various countries in which EADS operates. Except for the number of sites, all figures are rounded.

2.4 Human Resources: Employer - Employee Relationship

The key mission of the Group HR function is to ensure that EADS, as an integrated Group, attracts, develops and retains a world-class workforce. It also facilitates continuous integration and internationalisation of the Group and the building of a common spirit across the Group's organisational and operational structures. Continuous improvement of health and safety in the workplace is also a major priority of the EADS Group.

The implementation of HR Group policies is based on several major principles such as compliance with the equal opportunity principle, making the workplace as safe as possible, sustaining significant efforts in the field of training and maintaining a proactive social dialogue.

The global EADS standards and principles for social, ethical and legal issues are defined in the Code of Ethics and in the International framework agreement (**"IFA"**) signed with the European Works Council in June 2005.

2.4.1 Workforce Information and Organisation of Work

As of 31st December 2005, the EADS workforce was composed of 113,210 employees. It has globally increased by 2.3% compared to 2004, with higher rates of increase registered at Airbus and Eurocopter.

In 2005, 98% of the workforce was permanent employees. Depending on country and hierarchy level, the average working time is between 35 and 40 hours a week.

In 2005, 7,843 employees worldwide entered employment with EADS (4,952 in 2004), of which 4,018 were employed by Airbus. At the same time, 5,471 employees left EADS (4,108 in 2004).

In total, 97% of EADS' total workforce is located in Europe on more than 80 industrial sites.

Workforce by Division and by Geography

The tables below set out the number of EADS employees by business sector and by geographic region. Employees of companies accounted for by the proportionate method (such as ATR, MBDA, LFK) are included in the tables on the same proportionate basis.

The figures for 2004 and 2003 have been adjusted in order to reflect the new organisational structure which occurred in 2005; "Other businesses" includes EADS Sogerma, EADS Socata and ATR.

EADS Employees by Division	31st December 2005	31st December 2004	31st December 2003
Airbus	54,721	51,959	49,520
Defence and Security Systems	23,237	24,268	24,844
Eurocopter	12,755	11,850	11,543
Military Transport Aircraft	3,976	3,856	3,428
Space	10,985	11,053	11,991
HQ, Research Centre and other businesses	7,536	7,676	7,809
Total EADS	**113,210**	**110,662**	**109,135**

EADS employees by geographic region	31st December 2005		31st December 2004		31st December 2003	
	Amount	In percentage	Amount	In percentage	Amount	In percentage
France	43,286	38.2%	42,807	38.7%	42,858	39.3%
Germany	41,438	36.6%	40,325	36.4%	41,103	37.7%
Spain	8,710	7.7%	8,435	7.6%	8,063	7.4%
U.K.	14,297	12.6%	14,045	12.7%	13,125	12.0%
Italy	729	0.7%	734	0.7%	682	0.6%
U.S.	1,877(**)	1.7%	2,166	2.0%	1,851(***)	1.7%
Other Countries(*)	2,873	2.5%	2,150	1.9%	1,453(****)	1.3%
Total EADS	**113,210**	**100%**	**110,662**	**100.0%**	**109,135**	**100.0%**

(*) *The "Other countries" figure includes employees from 13 other countries.*
(**) *This decrease is mostly due to the disposal of EADS Telecom and EADS Aeroframe services.*
(***) *The figure previously reported (2,554) corresponded to Americas (U.S., Canada, Mexico, and Brazil).*
(****) *The figure previously reported (750) did not include Canada, Mexico, and Brazil.*

Part Time Contracts	2005	2004
	In percentage	In percentage
France	4%	3.7%
Germany	3.2%	3.2%
Spain	0.0%	0.02%
U.K.	1.4%	0.82%
U.S.	0.1%	0.0%
Other countries	NA	1.3%
Total EADS	**3.2%**	**2.87%**

2.4.2 Human Resources Organisation

EADS has developed an innovative HR management, defining a European policy while taking into account national legislation.

The Corporate HR team operates worldwide as the strategic leader in HR matters and works in close cooperation with the divisions and BUs which have the operational HR responsibility for most of the employees, except for the top Management of each BU which is under the Corporate HR operational responsibility.

The HR communities work closely together and coordinate and share best practises at functional level. Regular meetings of HR heads are organised at both European and national levels. A global HR database is now available and is being continuously developed in order to fulfil the needs of EADS integration.

At corporate level, four support departments make up the global EADS HR management: Planning and Policy, Compensation and Benefits, Corporate Business Academy ("**CBA**") and Management Development. They are responsible for:

- Managing HR Development for the top 200 key positions;
- Designing policies, guidelines and tools for all group wide HR processes, such as appointments, job rotation, international mobility, compensation and benefits, e-HR projects, etc.
- Organising and delivering executive education for all executives and potential future executives through the CBA and coordinating the training activities within the Group for all employees; and
- Improving the sharing of best practises within the EADS HR community.

2.4.3 Human Resources Policies and performances

2.4.3.1 Health and Safety: Providing a Safe Workplace for EADS Employees and Subcontractors

Policy

“– EADS considers that protection of the health and safety of employees in the work-place is key and a top priority for the Group.

– EADS is committed to maintaining safe and healthy working conditions for its employees. It is EADS BUs' and subsidiaries' role to implement Health and Safety policies based on evaluation, anticipation and risk management and taking into account all specificities as well as people's needs.”

Organisation and Performances

The management of Health and Safety is essentially dealt with at site level accordingly to applicable national regulations.

However some health and safety indicators have started to be drawn up at the Division or BU level which mainly address work related accidents.

As an example of the Group performances, the incidence and severity rates of reportable accidents (work related accidents causing an absence of more than 3 days) recorded at Airbus, noticeably decreased from 2004 to 2005, while aircraft deliveries increased.

Airbus	2005	2004
Incidence rate	12.61	13.18
Severity rate	0.184	0.236

Regarding the risk of avian flu, from the last term of 2005 onwards, the health and safety coordinators by BUs and countries have been mobilized at the corporate level to follow the World Health Organisation recommendations and to deliver the necessary advices to expatriates and travelers.

2.4.3.2 Caring for EADS Employees and EADS Know How Policy

“– Given the specific nature of the facilities of the EADS Group which are used for many activities relating to national defence and sensitive civil markets, the conditions governing access to and movements inside the plants and facilities are specified in ministerial orders and are based on two main principles:

– Access to a plant is subject to prior authorisation by the company; and

– Entry into restricted and sensitive areas is regulated in accordance with national and company regulations.”

Organisation and Performance

EADS has set up a security policy to improve the security of its employees and to protect EADS expertise. A Security Committee has been set up. It is formed of Security leaders in each country who supervise local security officer at BU and plant level, and deal with national security authorities and European security organisations.

The network of security managers is there to ensure information exchange and sharing of best practices. Working groups are created to facilitate constant adaptation of security measures to actual threats. Access to EADS facilities is subject to prior authorisation, and entry into restricted and sensitive areas is regulated in accordance with national and company regulations.

A global security action initiated in 2005 is being developed concerning the safety of EADS employees in high risk countries and the security of EADS offices abroad.

In terms of IT security, appropriate steps were taken to audit processes and improve the level of awareness of EADS employees to the security of the information systems. Given the sensitive nature of the Group's business, employees are able to work in compliance with group security policies wherever and whenever business needs their attention in implementing, for instance, secured nomad IT solutions facilitating mobility and business reactivity with confidence.

2.4.3.3 Diversity: Commitment to Ensure Equal Opportunity for all EADS Employees

Policy

"- *EADS commits to offering equal opportunities for all its employees and to refraining from any discrimination against its employees based on gender, race, religion, nationality, political opinion, sexual orientation, social origins, age and handicap with regard to its personnel.*

- *EADS commits to developing access for women to all of its activities and shall ensure fair professional development as well as equal remuneration for men and women employees for skill and work of equivalent value.*"

Performance and Best Practices

EADS has always promoted diversity through its existing culture of cross-border collaboration.

EADS principles regarding respecting and promoting diversity are listed in the Group Code of Ethics as well as in the "International Framework Agreement" signed with the European Works Council.

The following examples illustrate the implementation of these principles:

Nationalities

EADS counts more than 15 nationalities among its employees worldwide.

Gender Diversity

The percentage of women employed in 2005 in the Group is about 15%. It increased slightly in 2005 compared to 2004, the increase in the percentage of women was registered in the divisions where the rates were the lowest.

As of 31st December 2005, 12% of EADS executives and senior managers were women.

Women at EADS	31st December 2005	31st December 2004
	In percentage	In percentage
Airbus	12.7%	12.4%
Defence and Security Systems	18.7%	18.9%
Eurocopter	12.6%	12.3%
Military Transport Aircraft	12.6%	12.1%
Space	19.2%	19.4%
HQ, Research Centre and other businesses	15.7%	15.4%
Total EADS	**15%**	**14.8%**

EADS has committed to a long-term plan for the promotion of women in aerospace and has set two priorities: at least 20% of its annual recruitment will be women, and it will have active communication within universities and schools in order to convince female students through lively role models and concrete examples that the aerospace industry, and more specifically EADS, is an attractive employer for women.

From 1st January 2004, BUs have been asked every quarter to report on their success in recruiting women. The CBA has also defined training objectives to be consistent with the recruitment target.

In 2005, the recruitment of women was 20.5% of total recruitment (18.8% in 2004), and so reached the Group's target. The Defence & Security Systems and Eurocopter divisions as well as EADS research centre are leading the way in this field.

Since 2004, EADS has been engaged in a partnership with the **FEMTEC** university career center for women Berlin GmbH in Germany.

Working in cooperation with well-known companies, the aim of this cooperation between FEMTEC and industrial companies is to promote engineering studies among young girls and women, and to help high potential and specialized female students enter the aerospace industry. EADS takes an active part in career advice workshops designed for FEMTEC students as well as in conference days.

In France, EADS sponsored the **Irène Joliot-Curie prize** for the second time in 2005 (See "2.2.2 Sustaining and Protecting Innovation - Innovation Chapter").

Furthermore, EADS is an active member of the **WIST** (Women Initiative in Science and technology), a programme funded by the European Commission and aimed at exploring the partnerships between private and public research, as well as the links between diversity and business performance.

Airbus also agreed on a partnership with the Academy of Toulouse to facilitate contacts between female professionals and students, to provide information to students, teachers and career advisors on technological advances and new skills, and to participate in relevant events.

Other initiatives include, in Germany, the organisation of a "**girls' day**" which is an open day for girls at German EADS locations to allow them to find out more about the engineering profession, and in France participation in the "**they move**" *("Elles bougent")* initiative. Led by major French engineering universities (ENSAM, ESTACA) together with key players from the transportation industry (EADS, PSA, Dassault, SNCF...), this project aims at raising young women's awareness of technical studies, as well as interesting them in complex technologies through regular contacts with female engineers currently working in the member companies, plant visits, conferences...

Finally, in keeping with this overall strategy, a meeting with participants of the **IIWE** (International Institute for Women in Engineering) took place in July 2005 at the EADS Paris headquarters, the EADS ST plant in les Mureaux and at Eurocopter in la Courneuve. 80 young women took part in workshops on diversity and scientific vocations.

EADS was also a strategic partner to the first **"Women's forum for the economy and society"**. This forum, which took place in October 2005, was created to promote the vision, influence and impact of women on all the major economic and social issues. It gives women an opportunity to express their views, ideas and solutions. It aims at defining directions for progress in the world of tomorrow.

The implementation in France of the agreement signed with trade unions, which was signed in 2004 *("Accord sur l'égalité et la mixité professionnelle")*, is monitored by each EADS company, and also at Group level, using a defined set of common indicators to evaluate results and track progress with an action plan covering the 2004 / 2006 period. This action plan is to be re-negotiated every three years.

Finally, in 2005, EADS France and Airbus, Astrium, Eurocopter, Matra Electronique, and EADS Space Transportation received the "Label Egalité" from the French Ministry of professional equality. This label is awarded to companies that can show a pro-active policy regarding women employment and development.

Age diversity

A group agreement covering EADS entities in France signed with trade union organisations in 2005 aims at banning all career development based on age criteria.

Being concerned with the lengthening of working life, the other European components of the EADS Group are also working on this issue of second half of career development.

Number of employees per age group	31st December 2005	31st December 2004
18-25	7,179	6,812
26-35	27,303	26,081
36-45	37,127	37,544
46-55	35,358	34,565
56-65	11,229	10,984
Total EADS	**118,196**	**115,986**

Consolidated companies are counted 100%.

Average age of employees	31st December 2005	31st December 2004
France	41.4	41.6
Germany	42.2	42.1
Spain	42.4	42.9
U.K.	41.9	41.7
U.S.	43.9	42.4
Other Countries	40.8	39.5
Total EADS	**41.9**	**41.9**

2.4.3.4 Career Development: Efficient Management of Skills and Know-How

Policy

"– *EADS ensures that working time, including overtime, is regulated so as to support a healthy balance between employees' work and their private life.*

– *EADS strives to develop the skills and know-how of its employees, for their individual benefit as well as for its collective success. The EADS personnel development policy aims at:*

- *Supporting training to enhance performance and quality of work;*
- *Encouraging cross-border and cross functional teamwork, in the frame of intra-Group mobility;*
- *Assessing and recognising individual technical expertise via a global scheme developed throughout the Group; and*
- *Associating personnel to the performances of the Group and its subsidiaries through a success sharing scheme.*"

Performance and Best Practices

Astrium and Eurocopter have implemented knowledge transfer programmes, which seek to ensure knowledge transfer on the occasion of employees' retirement.

Recruitment and retaining of talent

EADS strongly believes that developing close contacts with target universities and their students will contribute to the students' growth and will efficiently brand the group among potential future recruits.

EADS demonstrates its commitment in many different ways: by sitting on boards, advising on classroom content, preparing case studies, giving technical lectures or on-campus conferences, arranging plant visits, maintaining a presence at career fairs, or by enhancing cooperation in common research areas.

For instance: EADS attends more than **40 recruitment events** per year such as the Bonding student fairs in Germany, the Polytechnique, Centrale and Supaero career fairs in France, as well as the MIT or Berkeley fairs in the U.S. to name but a few. Dedicated branding and recruitment meetings are also held during major air shows such as ILA or Paris Air Show, thus promoting EADS' employer brand among real aerospace fans and attracting talented candidates.

In addition to increasing on-site presence among students directly at universities, EADS also organises more than **60 factory tours** at most of its BUs.

Such partnerships also demonstrate EADS' long-term commitment to building and maintaining a lasting relationship with a key universities or networks such as Pegasus (Partnership of a European Group of Aeronautics and Space Universities).

Specific recruitment and **development programmes** have also been created internally to contribute to the ongoing development of EADS' workforce. In addition to the Corporate Young Manager Programme, which is available for young graduates, EADS Development Programmes (Financial Management Development Programme and Advanced Marketing and Sales Programme) are offered to young professionals who are interested in key fields such as sales and finance.

In addition, with more than 5,000 **internships** offered each year in Europe EADS provides students with valuable technical and personal experience as well as with the unique opportunity to have a closer look at the industrial world. Most of EADS' internships concern students in the fields of aviation and space technology, electronics, information technology, finance, or management.

In order to enhance the personal skills and abilities of its former trainees, EADS developed the **Juniors programme** to follow-up all EADS interns, and thus retain and recruit highly motivated interns.

A variety of other opportunities (depending on national regulations and policies), including vocational training and scholarships programmes, are also offered to students.

Development and training

Personnel development starts at EADS on the first day of recruitment. From then on, several formal or informal meetings are organised at BU or corporate level, for example the Welcome Event.

Contributing to the induction and motivation of newly recruited employees, EADS performs one "**EADS welcome event**" each year, welcoming around 400 newcomers from all entities. Hosted by the CEOs, these events enable EADS employees to discover the diversity of the Group, to fully experience its global dimension from the moment they arrive and to initiate their own network.

Recognising the development of **technical expertise** as a major asset, EADS has developed a specific policy for engineering experts, who are key to EADS maintaining its competitive advantage through R&T developments.

Aiming at creating attractive career paths for engineering experts, the policy also includes development programmes customised for the specific requirements of technical experts.

Personal development also includes **training**. EADS' expenses amount to approximately 4% of its payroll (over €150 million) in training per year. EADS trains more than 70,000 employees every year for a total of 2.5 million hours.

EADS created the **CBA** in 2000 as its Corporate University to develop the current executives and prepare the next generation of executives, as well as optimising the global investment in training within EADS. CBA was recognised as the most innovative Corporate University in the world by its peers. CBA has developed and run several activities in Asia and the United States in 2005 in order to cope with the new expertise requested at Group level.

In 2005, the Centre for Executive Education of EADS, in Villepreux close to Bordeaux has hosted more than 1,000 guests for its first year. This centre has been designed to provide facilities to the whole Group for top management meetings, training sessions and executive seminars.

At EADS, training is considered a joint responsibility. Employees are expected to be proactive in their personal development, and line managers must identify training needs.

Training	2005	2004
Hours of training per year	2,500,000*	1,200,000
Average hours of training/employee	23	11,8
Number of trained people	75,000	65,000
Training expenses in % of wages	~3%**	~3%**

(*) *Hours have been recorded according to the various definitions of training per country.*
(**) *Estimate EADS Group.*

Average length of service	2005	2004
	In years	In years
Airbus	13.4	13.6
Military Transport Aircraft	20.8	21.5
Eurocopter	14.2	15.1
Defence and Security Systems	16.7	16.5
Space	15	14.9
HQ, Research Centre and other businesses	13.3	13
Total EADS	**14.6**	**14.7**

Breakdown of employees per qualification	2005	2004
	In percentage	In percentage
University (4 years and more)	24	23.9
University (up to 3 years)	18.9	19.1
Higher vocational school	11.3	9.5
Vocational school	41.5	41.4
General school	4.3	6.1

Mobility

EADS employees are also offered a wide range of mobility opportunities. Mobility at EADS means mobility across functions, BUs and divisions in its four home countries, France, Germany, Spain and the U.K., as well as appointments to regions such as America or Asia.

As of 31st December 2005, EADS had 1,800 expatriate employees, 75% of them working in one of the European countries.

Remuneration

The total wage bill amounted to €8.46 billion in 2005 (€7.9 billion in 2004), including employee and salary cost, success and profit sharing, restructuring cost, pensions and other costs.

Success Sharing Practices

EADS' reward schemes policy is strongly linked to the achievement of individual and Company objectives, both for each division and for the overall Group. For the sixth year in 2005, a stock option plan has been established for the senior management of the group (See "Part 1 / 2.3.3 Options Granted to Employees") and employees were offered shares at favourable conditions at the time of the public offering and listing of EADS (See "Part 1 / 2.3.2 Employee Share Offering").

For the first time in 2005, the success sharing schemes which are now implemented in EADS in France, Germany, Spain, the U.K. follow one set of common rules of the Group, ensuring a consistent application in these four countries.

2.4.3.5 Employee Relations: A Proactive Dialogue

Policy

"- *EADS emphasises its belief that a continuous and high quality social dialogue is key to the Group. In particular, the European Works Council ("**EWC**") facilitates a pro-active and fluid dialogue with employee representatives.*

- *EADS ensures that the representation of personnel is conducted throughout all its BUs in a constructive atmosphere. This maintains a proper balance between the interests of employees and the economic interests of the Group.*"

Performance and Best Practices

European Works Council

On 23rd October 2000, at an early stage of the formation of EADS, the management and employee representatives from the unions and works council operating within EADS in France, Germany, Spain and U.K. signed an agreement for the establishment of the EWC.

- The EWC meets twice a year for information and consultation on evolution of the business and the prospects of the Group.
- The EWC also comprises an economic committee which meets four times a year and focuses on economic matters.
- European sub-committees have also been set up in various BUs such as Airbus, Eurocopter, EADS SPACE and EADS DS and replicate the EADS EWC model.
- National committees in France, Germany, and Spain enable dialogue on national matters, under the subsidiarity principle.

International Framework Agreement

Placed in the context of globalization of EADS activities and as an illustration of the continuous dialogue principle the EADS Group and the Group's European Works Council concluded in June 2005 an International Framework Agreement. By this agreement, the signatories expressed their attachment to common principles and social standards which they recognise as fundamental, and which they intend to promote worldwide, in the countries where EADS activities are implemented. EADS and the Group's European Works Council so expressed their strong belief that Corporate Social Responsibility is a key to long-term success.

The European Metalworkers' Federation (EMF) and the International Metalworkers' Federation (IMF) associate themselves with these principles and are, accordingly, co-signatories of the agreement.

The principles contained in the International Framework Agreement are aligned with the general rules of ILO conventions, the OECD Guidelines for Multinational Enterprises and the principles laid down by the UN Global Compact, which EADS signed in October 2003, and they are in compliance with the Code of Ethics.

They cover the fields of equal opportunities and non-discrimination in respect of employment, of working conditions and environmental protection, condemn recourse to child labour, recognise the principles of freedom of association and the protection of trade unions' rights.

EADS expects all its suppliers to recognise and apply the principles of this framework agreement.

Overview of collective agreements signed with Unions since 2000

- EADS Group Agreements were concluded on the following matters:
  - Establishment of a European Works Council [1];
  - Linking personnel to the business performance of the Group [2];
  - International Framework Agreement.
- In Germany, Tariff Agreements were concluded in relation to such matters as holiday pay, Christmas bonus, sick pay, and early retirement, as well as agreements with the works council on success sharing, insurance package, company pension, early retirement deferred compensation, suggestion scheme, family and work life balance, disabled people.
- In France, Group Agreements were concluded in relation to such matters as employment issues, union's rights and social dialogue, pre-retirement, management of second half of career, health cost coverage, French national committee and unions coordinators, professional equality and diversity, working time.
- In Spain, a collective bargaining agreement includes social benefits such as aid to children of employees, collective transport, retirement, life insurance, loans, prize at retirement, canteens, aids to worker association.

It has to be noted that collective agreements can be signed at the BU level on matters directly related to their specific social perimeters.

(1) *Agreement for the establishment of a European Works Council and its sub Committees for information and consultation of the workforce between EADS NV and its Employees Representatives dated 23rd October 2000.*

(2) *Group Agreement on implementation of a success sharing scheme within EADS- NV Group between Head of EADS NV HR and the EADS NV European Worker Council dated 29th June 2004.*

2.5 Corporate Citizenship

2.5.1 Maintaining an Open Dialogue with EADS' Stakeholders

2.5.1.1 Policy

"As one of the largest European companies, EADS is aware of its duties and is willing to develop its contribution to the cultural, educational and social background in the countries where EADS operates. In particular, EADS aims at reinforcing project partnerships with universities and research centres, through, for example, the EADS Research Foundation.

EADS shall do its best to maintain an open dialogue with its stakeholders and to provide clear answers to requests for clarifications within the limits of its obligations."

2.5.1.2 Organisation

EADS' contributions come in different forms; they include sponsorships, donations, or partnerships. Wherever it is located, EADS contributes to a range of activities, conferences or institutions, which address social, educational, cultural or sport issues. In most cases, such activities are initiated by EADS local entities which are also in daily contact with the relevant stakeholders.

However, EADS has implemented a donation guidelines (under the responsibility of EADS Corporate Secretary) as well as sponsoring guidelines (under the responsibility of EADS Corporate Communications) which set out criteria for granting sponsoring/donation to projects while leaving certain independence to the BUs.

The guidelines also provide certain thresholds above which such activity has to be reported to the Corporate Secretary or Corporate Communications as applicable and approved at the level of the CEOs.

2.5.1.3 Performance and Best Practices

In 2005, EADS contributed more than €2 million to social, cultural, sport or educational projects.

EADS contributes to humanitarian activities by donating and giving material or providing air transportation capacities when necessary. EADS has a long-term partnership with "Aviation sans Frontières" in France, Germany and Spain, a humanitarian organisation which provides air transport for, in particular, seriously ill children.

Through its support for "Wings of Help", EADS brought some 95 tons of relief supplies to the afflicted region of Pakistan following a devastating earthquake. EADS offered its help in boosting the airlift capability so that the injured could be evacuated.

In 2005, the EADS Group actively participated in the global relief support following the Hurricane Katrina along the Gulf Coast. This humanitarian support was the result of a cooperative effort involving EADS, its companies the U.S. and European governments, and employees around the world.

In total, EADS, its subsidiaries and the Group employees donated nearly $2 million for the victims battered by Hurricanes Katrina and Rita along the Gulf Coast in August and September 2005, and responded actively to the urgent needs by providing air transportation capacities.

Immediately after the passage of the hurricane Katrina, Eurocopter helicopters EC 120 and EC 135, rescued stranded victims and transported medical personnel, and delivered supplies along the Golf Coast. The Eurocopter HH-65 Dolphin helicopter rescued some 4,400 victims during approximately 1,480 hours of operational mission.

Within days of the disaster, Airbus sent its A300-600ST Beluga from Europe to the United States to transport 23 tons of blanket, cots, tents and other material donated by the French and the British governments and to carry to Mississippi a 12-ton EADS-built mobile rescue station supplied by the German Army and government. Approximately 150 patients a day were treated in the EADS TransHospital location.

2.5.2 Encompassing Community Interests in EADS' Global Strategy

2.5.2.1 Policy

"- *EADS is proud of selling its products and providing its services to an increasing number of countries, thanks to the trust placed by international customers in its global reputation.*

- *EADS is conscious of its responsibility as a global company in the spreading of sound international business practices that foster the expansion of a balanced and fair globalisation benefiting all countries.*
- *EADS encourages industrial cooperation with local industries whenever possible in order to support the development of skills and competencies.*
- *EADS supports local initiatives dedicated to the promotion of corporate social responsibility-oriented projects.*"

2.5.2.2 Organisation

In 2005, EADS put in place a new organisation in order to design, coordinate and implement the international industrial development of EADS. This followed the conclusions of the GIS (Global Industrial Strategy) study which had been launched in 2004.

The EADS Executive Committee has created as of November 2005 a new corporate function, GID (Global Industrial Development), focusing on the implementation of the Group's global industrial footprint. This will complement the EADS International function, which continues to lead the marketing process and to develop the regional strategies.

The main missions of the newly created GID function are to be EADS' industrial architect in the countries where it is expanding and to drive the global industrial expansion, which includes not only manufacturing projects but also engineering, R&T and services initiatives, as well as structural partnerships. Countries within GID's scope include all countries outside home countries (France, Germany, Spain, U.K.).

GID will act as a driving force to nurture new projects and to support BUs. It will also act as a moderator to orchestrate actions across the Group and the countries, and to preserve all EADS stakeholders' long-term interests (shareholders, customers, suppliers, employees). In particular, GID will promote the Group Corporate Social Responsibility in countries where EADS is present.

2.5.2.3 Performance and Best Practices

EADS shall report in a timely fashion on the definition of industrial action plans in targeted countries, and on the implementation of industrial projects in these countries.

3 General Description of the Company and its Share Capital

3.1 General Description of the Company

3.1.1 Commercial and Corporate Names, Seat and Registered Office

Commercial Name: EADS

Corporate Name: European Aeronautic Defence and Space Company EADS N.V.

Registered Office: Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, the Netherlands

Seat (*statutaire zetel*): Amsterdam

Tel: +31.20.655.48.00
Fax: +31.20.655.48.01

3.1.2 Legal Form

The Company is a public limited liability company (*naamloze vennootschap*) organised under the laws of the Netherlands.

As a company operating worldwide, EADS is subject to, and operates under, the laws of each country in which it conducts business.

3.1.3 Governing Law — Dutch Regulations

The Company is governed by the laws of the Netherlands, in particular by Book 2 of the Dutch Civil Code and by its Articles of Association (the "**Articles of Association**"). The shares of the Company have been admitted for trading at the Traded but Not Listed Segment of Euronext Amsterdam.

The Company is subject to various legal provisions of the Dutch Securities Market Supervision Act 1995 *(Wet toezicht effectenverkeer 1995)* (the "**WTE**"). These are summarised below.

Pursuant to section 47a of the WTE, certain persons discharging managerial responsibilities within the Company and, where applicable, persons closely associated with them (together "**Insiders**", as defined below) must notify the Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten* (the "**AFM**")) of all transactions conducted on their own account relating to shares of the Company, or to derivatives or other financial instruments linked to them. In principle, failure to comply with the requirements of the WTE is a criminal offence punishable by criminal and administrative penalties in the Netherlands.

In particular, "**Insiders**" include (i) members of the Board of Directors and the Executive Committee of the Company, (ii) certain senior executives, (iii) persons closely associated with any person mentioned under categories (i) and (ii) (including their spouses, dependent children and other relatives who have shared the same household), and (iv) legal entities, trusts or partnerships whose managerial responsibilities are discharged by any person referred to in point (i), (ii) or (iii) or which are directly or indirectly controlled by such a person, or that have been set up for the benefit of such a person, or whose economic interests are substantially equivalent to those of such person.

Pursuant to Dutch law, EADS has adopted specific internal insider trading rules (the "**Insider Trading Rules**"), in order to ensure the confidentiality of sensitive company information, the transparency of EADS share trading and the compliance of EADS share trading rules with share trading regulations applicable in the Netherlands, France, Germany and Spain (for examples of Dutch, German, Spanish and French disclosure requirements applicable to members of the Board of Directors and the Executive Committee, see "3.1.11 Disclosure of Holdings-Disclosure Requirements for Members of the Board of Directors and of the Executive Committee"). Pursuant to the Insider Trading Rules, (i) all employees and directors are prohibited from conducting transactions in EADS shares or stock options if they have inside information, and (ii) certain persons are only allowed to trade in EADS shares or stock options within very limited periods and have specific information obligations to the compliance officer of the Company and the competent financial market authorities with respect to certain transactions. The updated version of the Insider Trading Rules effective 1st January 2006 is available on the Company's website.

Hans Peter Ring, Chief Operating Officer for Finance of EADS, was appointed Compliance Officer by the Board of Directors of EADS. The Compliance Officer is essentially responsible for the implementation of the Insider Trading Rules and for reporting to the AFM.

Pursuant to Article 47 paragraph 7 of the WTE, the Company has to maintain a list with all persons working for it by virtue of a labour relationship or otherwise, who may have access to inside information. Equivalent requirements exist under French, German and Spanish law.

In addition, given the fact that its shares are admitted for trading on a regulated market in France, Germany and Spain, the Company is subject to laws and regulations in these three jurisdictions. A summary of the main regulations applicable to the Company in relation to information to be made public in these three jurisdictions is set out below.

3.1.3.1 Ongoing Disclosure Obligations

Dutch Regulations

Pursuant to Article 1k of the Securities Markets Supervision Decree *(Besluit toezicht effectenverkeer)* (the "**Decree**"), resulting from the implementation of the EC Directive 2003/71 dated 4th November 2003, the Company may prepare a registration document, the purpose of which is to provide legal and financial information on the Company (shareholding, activities, management, recent events, possible evolution and other financial information). In practice, the registration document of the Company may be used as a prospectus provided it is completed by a securities note and a summary approved by the AFM. Such registration document is filed for approval with the AFM and, once approved, is made available to the public.

Additionally, and pursuant to Article 6a of the Decree also resulting from the implementation of the EC Directive 2003/71, the Company is required to provide at least annually a list of certain corporate and financial documents or other information that it has published or made available to the public over the last 12 months and details of where these documents can be obtained (see "3.5 Annual Securities Disclosure Report").

French Regulations

The *Autorité des marchés financiers* (the "**AMF**") issued general regulations effective as from 24th November 2004 (the "**AMF General Regulations**").

A foreign issuer must take all necessary measures to enable shareholders to manage their investments, and to exercise their rights. Pursuant to Articles 212-37 and 222-9 of the AMF General Regulations:

(i) the Company is required to inform its shareholders of (a) all forthcoming shareholders' meetings and of the various ways for them to exercise their voting rights; (b) payments of dividends; and (c) issues of new shares or subscriptions, allocations, renunciations, or conversions of shares;

(ii) the Company is also required to (a) inform the public of any modifications in its shareholder structure compared to the latest published data; (b) publish any relevant information concerning its activities and results for the first half of its financial year within four months of the end of the first half of the financial year, (c) publish its annual accounts, and consolidated accounts and the management report, which report (or the most significant extracts thereof) must be translated into French, within six months of the end of the financial year; and (d) publish as soon as possible all modifications of the rights attached to each category of shares;

(iii) the Company is required to inform the AMF in due time of any contemplated amendments of its Articles of Association; and

(iv) furthermore, the Company is required to provide simultaneously in France the same information as that given abroad.

German Regulations

Due to the listing of the Company's shares in the *amtlicher Markt* (specifically, in the sub-segment of the *amtlicher Markt, Prime Standard)* on the Frankfurt Stock Exchange, the Company is subject to the post-listing obligations described below. In addition, the Company is included in the selection index MDAX, the MidCap index of *Deutsche Börse AG*.

Pursuant to paragraph 65 of the German Stock Exchange Admissions Regulation *(Börsenzulassungs-Verordnung)*, the Company is required to promptly make available its statement of annual accounts and its management report as soon as these have been produced, insofar as these are not published nationally. If the Company produces its own statement of annual accounts in addition to a consolidated one, both types must be made available. According to paragraph 62 of the Exchange Rules *(Börsenordnung)* of the Frankfurt Stock Exchange, the listing in the *Prime Standard* of the *amtlicher Markt* results in the further obligation of the Company to compile and publish consolidated annual accounts in accordance with the International Financial Reporting Standards ("**IFRS**") or the U.S.-Generally Accepted Accounting Principles ("**U.S. GAAP**") in the German and English languages.

In addition, the Company is required to publish an interim report pursuant to paragraph 40 of the German Stock Exchange Act *(Börsengesetz)*. The interim report must be published within a period of two months after the end of the first six-month period of the Company's current fiscal year, in at least one German supra-regional mandatory stock exchange newspaper *(überregionales Börsenpflichtblatt)*, the Federal Gazette *(Bundesanzeiger)* or as a printed newsletter that is available to the public free of charge upon request. The report must also be given to the stock exchange admissions authorities of those exchanges where the shares are officially listed.

Pursuant to paragraph 63 of the Exchange Rules of the Frankfurt Stock Exchange, the Company, being part of the *amtlicher Markt (Prime Standard)*, is required to publish quarterly reports in the German and English language according to the same international accounting principles as the annual accounts.

Pursuant to paragraph 63 *et seq.* of the German Stock Exchange Admissions Regulation, the Company is required to inform the public and the stock exchange admissions authorities of certain developments or changes that affect the Company or its shares.

The Company is also obliged to inform the stock exchange admissions authorities about all material events arising from or affecting its legal situation. For that reason, all announcements concerning events that may be of interest to shareholders, such as the shareholders' meeting, announcements concerning determinations and payments of dividends, the issuance of new shares and the exercise of conversion, warrant and subscription rights, must be published in an official stock exchange newsletter. The Company is, furthermore, required to publish without delay all changes concerning rights that are connected with securities.

If the Company provides information to the stock exchanges in France and Spain and if such information could be relevant for the assessment of securities of the Company, then the Company has to publish at least equivalent information at the Frankfurt Stock Exchange in at least one German supra-regional mandatory stock exchange newspaper.

In addition, the Company is required as a result of its listing in the *amtlicher Markt (Prime Standard)*, to prepare a continuous update of a corporate action timetable at the beginning of each fiscal year, for at least the respective fiscal year, in the German and English languages. This timetable must include details about the most important events of the Company. The Company is also required to hold a meeting of analysts at least once a year in addition to the press conference regarding the balance sheet.

Save for certain exemptions, the Company has to apply for admission of shares issued at a later date to the *amtlicher Markt* of the Frankfurt Stock Exchange, see paragraph 69 of the German Stock Exchange Admissions Regulation.

Spanish Regulations

Pursuant to the Ministerial Order of 18th January 1991, the Company is required to file with the *Comisión Nacional del Mercado de Valores* (the "**CNMV**") and with the relevant Spanish stock exchange authorities (who will disclose it to the market), relevant information regarding its financial situation for each half year and which is communicated, for each 30th June and 31st December, no later than the following 1st September and 1st March respectively. If after this communication the annual accounts are produced by the Board of Directors and they do not conform with the half-yearly information for 31st December, the Board of Directors must disclose this inconsistency in the following ten trading days. An exemption from the obligation to publish quarterly information of a financial or economic nature has been obtained from the CNMV.

According to Article 35 of the Spanish Securities Market Act 24/1988, of 28th July 1988, as amended (the "**Spanish Securities Act**") and Order EHA/3050/2004 of 15th September, the Company must provide detailed information, including, without limitation, the number and amount of the transactions, in relation to every transaction carried out with any related party in the half-yearly information which the Company is required to file with the *Comisión Nacional del Mercado de Valores* (the "**CNMV**") and the Spanish Stock Exchanges, without prejudice to information to be included in the annual corporate governance report to be filed with the CNMV on an annual basis (the "**Annual Corporate Governance report**" pursuant to the Ministry of Economy Order 3722/2003 dated 26th December 2003 (the "**Ministerial Order**")).

Pursuant to the Spanish Securities Act, the Company has to provide detailed information about transactions carried out with (i) directors which are outside the ordinary activity of the Company or which are not in market conditions; and (ii) any related party transaction which are material due to their amount or for an adequate understanding of the public economic information.

EADS discloses such information in its Registration Document.

3.1.3.2 Disclosure of Specific Information

French Regulations

Pursuant to Article 222-3 I of the AMF General Regulations, any inside information must be disclosed to the public. Pursuant to Article 621-1 of the AMF General Regulations, inside information means precise information that has not been publicly disclosed and that concerns, directly or indirectly, one or more issuers or financial instruments, and that, if publicly disclosed, would be susceptible to having a noticeable influence on the price of the financial instruments themselves or on the price of financial instruments linked therewith.

Pursuant to Article 222-11 of the AMF General Regulations, the AMF may request that the Company or any third party disclose any information relevant in respect of the investors' protection and of the functioning of the market. If such requests are not satisfied, the AMF may itself disclose such information.

Pursuant to Articles 222-3 to 222-7 of the AMF General Regulations, the party responsible for the disclosure of inside information may decide, under its own responsibility, to defer its disclosure if (i) it is able to ensure confidentiality of such information; and (ii) it considers that (a) should the party be the Company, confidentiality is necessary to preserve its legitimate interests, provided that such deferral does not run the risk of misleading the public and that the Company monitors access to such information; or (b) should the party be the Company or a third party, confidentiality is temporarily necessary to achieve completion of a transaction.

German Regulations

Pursuant to paragraph 15 of the German Securities Trading Act *(Wertpapierhandelsgesetz)*, the Company is required to publish, without undue delay, any inside information which directly concerns the Company, in particular but not limited to information within the Company's sphere of activity, and which has the potential to materially influence the Company's share price (ad hoc disclosure requirement).

Prior to publication, the Company must disclose such information to the German Federal Financial Supervisory

Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht)* as well as to the board of directors of the organised markets on which the Company's shares are admitted to trading.

Due to the listing in *amtlicher Markt (Prime Standard),* the Company is also required to publish this information in the English language (paragraph 66 of the Exchange Rules *(Börsenordnung)* of the Frankfurt Stock Exchange).

In accordance with the implementation into German law of the EC Directive 2003/6/EC dated 28th January 2003 on insider dealing and market manipulation *(Market Abuse Directive),* the Company is obliged to decide whether it is exempt from the ad hoc disclosure requirement in cases where its legitimate interests would require a postponement of the disclosure.

The Company and any person acting for or on behalf of the Company are also subject to the ad hoc disclosure requirement if they have communicated inside information to another person or allowed another person access to inside information, unless that other person is subject to a legal duty of confidentiality.

Pursuant to paragraph 15b of the German Securities Trading Act the Company must establish and maintain a list with all persons who have access to inside information.

Spanish Regulations

Pursuant to Article 82 of the Spanish Securities Act, the Company is required to make public, as soon as possible, any fact or decision that may substantially affect the quotation of its shares. Any such relevant event must be notified to the CNMV as quickly and as efficiently as possible, always prior to its communication to third parties or other means of publication and, in any event, as soon as the relevant fact is known, the relevant decision has been made or, the relevant agreement has been executed, as the case may be. Wherever possible, the relevant event should be notified to the CNMV after the close of the markets on the day of notification so as to avoid impacting on the quotation of the Company's shares in the corresponding trading session. Furthermore, pursuant to Article 117 of the Spanish Securities Act, the Company must post details of any relevant event on its website. Under certain circumstances, the CNMV may authorize the issuer not to make public relevant information, which may affect its legitimate interests.

Pursuant to the Royal Decree 1333/2004, of 11th November 2004 (the "**MAD Royal Decree**") the Company must try to ensure that the relevant information is disclosed simultaneously to all type of investors in the European Union Member States where it is listed.

Pursuant to the Spanish Securities Act and the Order 3722/2003 of 26th December 2003 of the Ministry of Economy (the "**Ministerial Order**") and Circular 1/2004 of the 17th March 2004 of the CNMV (the "**Circular**"), the Company is required:

(i) To have rules of the Board of Directors which must be filed with the CNMV and published on the Company's website;

(ii) To file with the CNMV a description of the relevant Dutch law provisions and provisions in the Articles of Association governing the conduct of shareholders' meetings and post such description on its website;

(iii) To have a website which must contain as a minimum the information specified in the Ministerial Order and the Circular;

(iv) To file a corporate governance report with the CNMV on an annual basis (the "**Annual Corporate Governance Report**") which must contain the information specified in the Ministerial Order and the Circular; and

(v) In respect of the provisions of the Participation Agreement which relate to the exercise of voting rights at shareholders' meetings or restrictions or conditions on the free transferability of shares, to (a) file by July 2006 (or earlier in the case of a takeover bid or if a new agreement is entered into) such provisions with the CNMV who will then publish the provisions as a relevant event, (b) post the provisions on the Company's website, unless the CNMV exempts the Company from doing so, and (c) set out details of the provisions in the Annual Corporate Governance Report.

3.1.4 Date of Incorporation and Duration of the Company

The Company was incorporated on 29th December 1998 for an unlimited duration.

3.1.5 Objects of the Company

Pursuant to Article 2 of the Articles of Association, the objects of the Company are to hold, co-ordinate and manage participations or other interests in and to finance and assume liabilities, provide for security and/or guarantee debts of legal entities, partnerships, business associations and undertakings that are involved in:

(a) the aeronautic, defence, space and/or communication industry; or

(b) activities that are complementary, supportive or ancillary thereto.

3.1.6 Commercial and Companies Registry

The Company is registered with the Registry of the Chamber of Commerce of Amsterdam *(Handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam)* under number 24288945.

3.1.7 Inspection of Corporate Documents

The Articles of Association are available for inspection in Dutch at the Chamber of Commerce of Amsterdam.

Pursuant to Article 57 of the French Decree n° 84-406 of 30th May 1984, a certified copy of a translation in French of the Articles of Association has been filed with the *Greffe* of the *Tribunal de commerce* of Paris. It is also available at the Head office of EADS in France (37, boulevard de Montmorency, 75016 Paris, France, Tel.: 00 33 1 42 24 24 24). In the event of amendments being made to the Articles of Association, an updated certified copy of the translation in French thereof will be filed with the *Greffe* of the *Tribunal de commerce* of Paris and made available at the Head office of EADS in France.

In Germany, the Articles of Association are available at the Head office of EADS in Germany (81663 Munich, Germany, Tel.: 00 49 89 60 70).

In Spain, the Articles of Association are available at the CNMV and at the Head office of EADS in Spain (Avda. Aragón 404, 28022 Madrid, Spain, Tel.: 00 34 91 585 70 00).

3.1.8 Financial Year

The financial year of the Company starts on 1st January and ends on 31st December of each year.

3.1.9 Allocation and Distribution of Income

3.1.9.1 Dividends

The Board of Directors shall determine which part of the profits of the Company shall be attributed to reserves. The remaining distributable profit shall be at the disposal of the shareholders' meeting.

The shareholders' meeting may resolve (if so proposed by the Board of Directors) that all or part of a dividend shall be paid in shares of the Company as opposed to cash.

The declaration of a dividend, an interim dividend or another distribution to the shareholders shall be made known to them within seven days after such declaration. Declared dividends shall be payable within four weeks of such declaration unless another date for payment is proposed by the Board of Directors and approved by the shareholders' meeting.

Dividends, interim dividends and other distributions on shares shall be paid by bank transfer to the bank or giro accounts designated in writing to the Company by, or on behalf of, shareholders at the latest 14 days after their announcement.

3.1.9.2 Liquidation

In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses shall be distributed amongst the holders of the shares in proportion to their shareholdings.

3.1.10 General Meetings

3.1.10.1 Calling of Meetings

Shareholders' meetings are held as often as the Board of Directors deems necessary or upon the request of shareholders holding, individually or together, at least 10% of the total issued share capital of the Company.

The Board of Directors must give notice of general meetings in at least one of the Netherlands' national daily newspapers, at least one international daily newspaper and at least one daily newspaper in each of the countries in which the Company's shares are listed. Such publication must be made at least 15 days before the day of the meeting, not counting the day on which notice was given, and shall state either the matters to be considered at such meeting or that the agenda is open to inspection by the shareholders at the offices of the Company and at such other locations as may be specified in the notice.

The annual shareholders' meeting of the Company is held within six months of the end of the financial year.

Shareholders' meetings are held in Amsterdam, Den Haag, Rotterdam or Haarlemmermeer (Schiphol Airport). The Board of Directors may decide that shareholders' meetings may be attended by means of electronic or video communication devices from the locations mentioned in the convening notice.

The Board of Directors must announce the date of the annual shareholders' meeting at least two months before the meeting. Requests made by one or more shareholders collectively representing at least 1% of the issued share capital (or shares having an aggregate market value of €50 million), to put items on the agenda for the annual shareholders' meeting, must be effected by the Board of Directors, if such requests to the Board of Directors have been made at least six (6) weeks prior to the date scheduled for the meeting except if, in the opinion of the Board of Directors, important interests of the Company prevail over the insertion of such items into the agenda.

3.1.10.2 Right to Attend Meetings

Each holder of one or more shares may attend shareholders' meetings, either in person or by written proxy, to speak and to vote according to the Articles of Association. See "— 3.1.10.4 Conditions of Exercise of Right to Vote".

A shareholder or person who has the right to attend a meeting can see to it that he is represented by more than one proxy holder, provided that only one proxy holder can be appointed for each share.

In relation to holders of registered shares, the Board of Directors may provide in the convening notice that those persons are recognised as authorised to exercise the rights to attend, speak and vote at the shareholders' meetings, who at the point in time mentioned in the convening notice are authorised to exercise those rights and as such have been registered in the register appointed for the purpose by the Board of Directors, irrespective of who is authorised to exercise those rights on the day of the meeting.

Any person who is entitled to exercise the rights set out in the above paragraph (either in person or by means of a written proxy) and is attending the meeting from another location (see "— 3.1.10.1 Calling of Meetings") in such manner that the person(s) acting as chairman/chairmen of the meeting is/are convinced that such person is properly participating in the meeting, shall be deemed to be present or represented at the meeting, shall be entitled to vote and shall be counted towards a quorum accordingly.

As a prerequisite to attending the shareholders' meeting and to casting votes, the holders of bearer shares and those who derived the aforementioned rights from these shares shall be obliged to deposit their share certificate or the documents evidencing their rights against receipt, at such locations as shall be determined by the Board of Directors and stated in the convening notice.

Such convening notice shall also state the day which has been fixed as the final day on which the share certificates and the documents evidencing the aforementioned rights may be deposited. That day may not be earlier than five business days, but in each case not earlier than the seventh day, prior to the meeting.

As far as registered shares are concerned, the Board of Directors should be informed in writing within the timeframe mentioned in the two preceding sentences of the intention to attend the meeting.

Holders of shares that are registered in the shareholders' register kept in Amsterdam have the option of holding them through Euroclear France S.A. In this case the shares are registered in the name of Euroclear France S.A.

Shareholders holding their EADS shares through Euroclear France S.A. who wish to attend general meetings will have to request from their financial intermediary or accountholder an admission card and be given a proxy to this effect from Euroclear France S.A. in accordance with the instructions specified by the Company in the convening notice. For this purpose, a shareholder will also be able to request that it be registered directly (and not through Euroclear France S.A.) in the register of the Company. However, only shares registered in the name of Euroclear France S.A. may be traded on the stock exchanges.

In order to exercise their voting rights, the shareholders will also be able, by contacting their financial intermediary or accountholder, to give their voting instructions to Euroclear France S.A. or to any other person designated for this purpose, as specified by the Company in the convening notice.

3.1.10.3 Majority and Quorum

All resolutions are adopted by means of a simple majority of the votes cast except when a qualified majority is prescribed by the Articles of Association or by Dutch law. No quorum is required for any shareholders' meeting to be held. Dutch law requires a special majority for the passing of certain resolutions: inter alia, capital reduction, exclusion of preemption rights in connection with share issues, statutory mergers or statutory demergers; the passing of such resolutions requires a majority of two-thirds of the votes cast if 50% of the share capital with voting rights is not present at the meeting (or otherwise a simple majority). In addition, resolutions to amend the Articles of Association or to dissolve the Company shall only be capable of being adopted with a majority of at least two-thirds of the valid votes cast at a shareholders' meeting, whatever the quorum present at such meeting.

Pledgees of shares and beneficiaries of a usufruct, which do not have voting rights, do not have the right to attend and to speak at shareholders' meetings. The owners of shares which are subject to a pledge or a usufruct, which do not have voting rights, are entitled to attend and to speak at shareholders' meetings.

3.1.10.4 Conditions of Exercise of Right to Vote

In all shareholders' meetings, each shareholder has one vote in respect of each share it holds.

A shareholder whose shares are subject to a pledge or usufruct shall have the voting rights attaching to such shares unless otherwise provided by law or by the Articles of Association or if, in the case of a usufruct, the shareholder has granted voting rights to the usufructuary. Pursuant to the Articles of Association and subject to the prior consent of the Board of Directors, a pledgee of shares in the Company may be granted the right to vote in respect of such pledged shares.

3.1.11 Disclosure of Holdings

Any person, acting alone or in concert (as defined in the Netherlands Act on reporting of shareholdings, *Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996* (the "**WMZ**")), acquiring or disposing of, directly or indirectly, an interest in the share capital or voting rights of the Company resulting in such person, after such acquisition or disposal, being in a different range of thresholds in terms of capital or voting rights than that in which he was prior to such acquisition or disposal is required by the WMZ to promptly notify the Company and the AFM of such interests. The same notification requirements apply in relation to acquiring or disposing of actual or contingent rights to obtain shares or voting rights. The applicable ranges of relevant interests pursuant to the WMZ are as follows: 0% to 5%; 5% to 10%; 10% to 25%; 25% to 50%; 50% to 66 2/3%; 66 2/3% and over. The disclosures are published by the AFM on its website (www.afm.nl). Furthermore, pursuant to the WMZ, the AFM is required to publish an advertisement in a nationally distributed newspaper in each of the Member States of the European Economic Area where the shares are admitted to trading on a regulated market (France, Germany and Spain). It is expected that the WMZ will be amended on or prior to 20th January 2007, amongst others, to implement certain provisions of EC Directive 2004/109 dated 15th December 2004. In addition, the Articles of Association require notification to the Company in the event of an acquisition or disposal of an interest resulting, for any person acting alone or in concert, in a change of range from or to the ranges 25% to 33 1/3% and 33 1/3% to 50%.

According to paragraph 26 of the German Securities Trading Act *(Wertpapierhandelsgesetz)*, the Company has to publish in a German supra-regional mandatory stock exchange newspaper, if the percentage of voting rights held by a shareholder of the Company reaches, exceeds or falls short of 5%, 10%, 25%, 50% or 75% of the voting rights.

The Company has to inform the CNMV and the Spanish Stock Exchanges of any disclosure of holdings exceeding the above mentioned thresholds that it receives.

The Articles of Association also require that any person acquiring directly or indirectly or with others with whom it is acting in concert (as defined in the WMZ) more than one tenth of the issued share capital or voting rights of the Company must notify the Company of its intentions (i) to buy or sell shares of the Company in the following 12 months; (ii) to continue or to stop acquiring shares or voting rights of the Company; (iii) to acquire control of the Company; or (iv) to seek to designate a member of the Board of Directors of the Company. The Company will provide the AMF with the information received in this context.

The AMF has indicated that it will publish a notice concerning any communication so transmitted. The CNMV and the Spanish Stock Exchanges will publish all such notifications received.

Failure to comply with the legal obligation to notify a change in range of thresholds under the WMZ is a criminal offence punishable by criminal and administrative penalties as well as civil law penalties, including the suspension of voting rights.

Disclosure Requirements for Members of the Board of Directors and the Executive Committee

Disclosure of holdings

In addition to the WMZ requirements regarding disclosure of holdings, members of the Board of Directors must report to the AFM the number of shares in EADS and attached voting rights [1] held by him or an entity controlled by him, within two weeks following their appointment as director, whether or not such shareholdings reach specified thresholds. Subsequently, any member of the Board of Directors is required to notify to the AFM any changes in such number of shares in EADS and attached voting rights.

The Company has to inform the AMF, the German Federal Financial Supervisory Authority, the CNMV and the Spanish Stock Exchanges of any disclosure of holdings by the Directors involving shares of the Company that it receives. The CNMV and the Spanish Stock Exchanges will publish such received notifications. In addition, the Company must update the information contained in its website related to holding of shares by Directors.

Disclosure of transactions carried out on any securities issued by the Company

Pursuant to section 47a of the WTE, certain persons discharging managerial responsibilities within the Company (i.e., for EADS, the members of the Board of Directors and of the Executive Committee) and, where applicable, persons closely associated with them must in principle notify the AFM of all transactions conducted for their own account relating to shares of the Company, or to derivatives or other financial instruments linked to them. These persons have to notify the AFM of the transactions within five trading days unless the aggregate amount of such transactions does not exceed €5,000 in respect of all transactions in a calendar year.

According to paragraph 15a of the German Securities Trading Act, persons with significant managerial responsibility with respect to the Company (i.e., for EADS, the members of the Board of Directors and the members of the Executive Committee), or the persons closely associated with them, must disclose transactions conducted for their own account involving shares of the Company or financial instruments that relate to those shares, especially derivatives. These persons have to notify the Company and the German Federal Financial Supervisory Authority of the transactions within five trading days unless the aggregate amount of such transactions does not exceed €5,000 in respect of all transactions in a calendar year. The Company is required to publish the notification without undue delay on the Company's website or in a German supra-regional mandatory stock exchange newspaper. To some extent, this requirement also applies in connection with employee profit sharing and incentive plans and other kinds of stock option plans granted by the Company.

Pursuant to Spanish law, EADS must report to the CNMV and the Spanish Stock Exchanges any disclosures of transactions it receives and which is carried out by the members of the Board of Directors on both EADS shares and derivative instruments linked to them made under the law applicable to the Company (i.e., Dutch law).

Pursuant to Articles 222-14, 222-15, 222-15-1 and 222-15-2 of the AMF General Regulations, directors, persons with significant managerial responsibility with respect to the Company and having access on a regular basis to inside information about the Company (members of the Board of Directors and members of the Executive Committee), and, where applicable, any person closely associated with them, must report by e-mail to the AMF, within a period of five trading days following completion, any transactions in securities of the Company carried out by these persons, unless the aggregate amount of such transactions does not exceed €5,000 in respect of all transactions carried out in a calendar year. These persons must also provide the AMF with the confirmation of the order. The AMF makes such disclosure information publicly available on its website. In addition, the Company must establish, update and provide the AMF with a list detailing the persons with significant managerial responsibility with respect to the Company and having access on a regular basis to inside information about the Company.

(1) *In this context, the term "shares" also includes for example depositary receipts for shares and rights resulting from an agreement to acquire shares or depositary receipts for shares, specifically call options, warrants, and convertible bonds. Equally, the term 'voting rights' also includes actual or contingent rights to voting rights (e.g., embedded in call options, warrants or convertible bonds).*

3.1.12 Mandatory Tender Offers

Pursuant to Article 15 of the Articles of Association, in the event that a direct or indirect acquisition of shares in the Company results in a person acting alone or in concert (as defined in the WMZ) holding shares or voting rights where the control over the number of shares or votes reaches or exceeds 33 1/3% of the issued share capital of the Company then such person(s) is (are) required to make an unconditional public offer to all shareholders to acquire all of their shares or to procure that such an offer is made. Such offer must comply with all of the applicable regulatory or other legal requirements in each jurisdiction in which the Company's shares are listed.

Pursuant to Article 16 of the Articles of Association, in the event of a failure to launch such an offer (or if the offer does not satisfy the relevant legal or regulatory requirements in each of the jurisdictions where the Company's shares are listed) within two months after notification to the Company of shareholdings reaching or exceeding 33 1/3% or failing such notification, within a period of 15 days of receipt of notice from the Board of Directors confirming the obligation to make the public offer, then any person(s) who is (are) required to make the offer shall within the period specified by the notice sent by the Board of Directors exchange for depository receipts to be issued by the *Stichting Administratiekantoor EADS* (the "**Foundation**"), such percentage of shares they hold over and above the 33 1/3% of the shares issued by the Company (the "**Excess Percentage**"). From the date specified in the notice sent by the Board of Directors, the right to attend meetings, to vote and to receive dividends shall be suspended in respect of the Excess Percentage. If, within a period of 14 days from a further notice from the Board of Directors, the person required to exchange his shares representing his Excess Percentage for depository receipts still has not done so, then the Company is irrevocably authorised to exchange such shares for depository receipts issued by the Foundation. The constitutive documents of the Foundation provide that the Foundation shall not have the right to attend shareholders' meetings of the Company as a shareholder, to speak at such meetings and to exercise the voting rights attached to the shares it holds, except if, in the view of the Board of Directors of the Foundation (comprising the two independent Directors and one of the two Chief Executive Officers of EADS), such action is required for the performance of the mandatory offer provisions in the Articles of Association.

The obligation to make a public offer does not apply in the following situations:

(i) to a transfer of shares to the Company itself or to the Foundation;

(ii) to a securities custody, clearing or settlement institution acting in that capacity, provided that the provisions of Article 16 of the Articles of Association described above shall be applicable where shares are held for persons acting in breach of the provisions of Articles 15 and 16 of the Articles of Association described above;

(iii) to a transfer of shares by the Company or to an issue of shares by the Company on a merger or on an acquisition by the Company of another company or business;

(iv) to a transfer of shares from one party to another party who is a party to an agreement as envisaged in the WMZ to define "concert parties" where the agreement is entered into before 31st December 2000 (as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties) except that this exemption will not apply to a new party that individually or with its subsidiaries and/or group companies holds at least 33 1/3% of the control over shares or votes in the Company; this exemption is intended to exclude the parties to the Participation Agreement (See "3.3.2 Relationships with Principal Shareholders") as amended, supplemented or replaced by a new agreement by the admission of one or more new parties or the exclusion of one or more parties from the obligation to make the mandatory offer in the event of a transfer of shares between themselves; or

(v) to a transfer by a shareholder to a subsidiary in which it holds more than 50% or by a shareholder to a company which holds more than 50% in such transferring shareholder.

Spanish securities legislation sets forth specific provisions which are applicable in the event an investor acquires, directly or indirectly, certain percentages of the share capital of a company listed on a Spanish Stock Exchange, because they are deemed to be significant. These provisions, set forth in Article 1 of the Royal Decree 1197/1991, of 26th July, regarding Takeover Bids, amended by Royal Decree 432/2003, of 11th April, provide that said investor will have to offer to acquire the following percentages: the offer must be (a) for at least 10% if the investor acquires 25% of the shares, or other securities (such as subscription rights, convertible debentures, warrants, or any other similar securities that may directly or indirectly entitle such investor to subscribe or acquire shares) or a threshold that, without reaching such percentage, enables the appointment of a number of directors who, together with those already appointed, if any, represent more than 1/3 and less than 1/2 plus one of the total directors of the target company, or, if the investor already holds between 25% and 50%, and intends to purchase an additional 6% within the following 12 months, and (b) for 100% in the event that the investor reaches or exceeds the threshold of 50% or a threshold that, without reaching such percentage, enables the appointment of a number of directors who, together with those already appointed, if any, represent more than 1/2 of the total directors of the target company. Given the different thresholds set forth in Article 1 of the Royal Decree 1197/1991 and in Article 15 of the Articles of Association of EADS (which in short requires, in principle, that a tender offer for 100% of the share capital be launched in the event a shareholder controls (alone, or in concert with shareholders) directly or indirectly a number of shares or voting rights exceeding 33 1/3% of the share capital of EADS, as described above), *Sociedad Estatal de Participaciones Industriales* ("**SEPI**"), a minority shareholder of EADS, taking the stand that the Royal Decree 1197/1991 is not applicable to EADS, as a Dutch company listed in three different countries (Spain, France and Germany), the Articles of Association of which duly provide that a tender offer must be launched whenever control of 33 1/3% of the share capital is taken, has, on behalf of EADS, consulted on this issue with the CNMV, which has confirmed in writing that 'the event posed does not fall within those contemplated in the aforementioned Royal Decree 1197/1991' and, therefore, said Royal Decree 1197/1991 is not applicable to EADS.

In addition, the CNMV, responding to a request from certain shareholders of EADS, stated in a letter dated 19th June 2000 that the Royal Decree 1197/91 dated 26th July 1991 relating to takeover bids does not apply to transfers of shares between parties in the EADS shareholders agreements, provided such transfers are made within the framework of the shareholders agreements and that such agreements remain in force.

3.2 General Description of the Share Capital

3.2.1 Modification of Share Capital or Rights Attaching to the Shares

Unless such right is limited or eliminated by the shareholders' meeting as described below, holders of shares have a pre-emptive right to subscribe for any newly issued shares pro rata to the aggregate nominal value of shares held by them, except for shares issued for consideration other than cash and shares issued to employees of the Company or of a Group company. For the contractual position as to pre-emption rights, see "3.3.2 Relationships with Principal Shareholders".

The shareholders' meeting has the power to issue shares. The shareholders' meeting may also authorize the Board of Directors for a period of no more than five years, to issue shares and to determine the terms and conditions of share issuances.

The shareholders' meeting also has the power to limit or to exclude pre-emption rights in connection with new issues of shares, and may authorize the Board of Directors for a period of no more than five years, to limit or to exclude preemption rights. All resolutions in this context must be approved by a two-thirds majority of the votes cast during the shareholders' meeting in the case where less than half of the capital issued is present or represented at said meeting.

A resolution will be submitted to the annual shareholders' meeting of EADS to be held on 4th May 2006 in order to authorize the Board of Directors to issue shares representing up to 1% of the Company's authorised share capital from time to time, to grant rights to subscribe for shares for a period up to and including the date of the annual shareholders' meeting to be held in 2007 and also in the case where the subscription rights may be exercised thereafter, and to determine the terms and conditions of the shares issuances. Further resolutions have also been submitted to such shareholders' meeting to authorize the Board of Directors to limit or exclude the preferential subscription rights for the period up to and including the date of the annual shareholders' meeting to be held in 2007 and to approve stock option plans and employee share ownership plans which may include the granting of rights to subscribe for shares, which can be exercised at such time as may be specified in such plans.

The shareholders' meeting may reduce the issued share capital by cancellation of shares or by reducing the nominal value of the shares by means of an amendment to the Articles of Association, the latter requiring the approval of at least two-thirds of the votes cast at the general meeting. In the annual general of shareholders to be held on 4th May 2006, it will be proposed to cancel up to a maximum of 6,956,970 shares.

3.2.2 Issued Share Capital

As at 31st December 2005, the Company's issued share capital is €817,743,130 comprising 817,743,130 shares of a nominal value of €1.0 each.

3.2.3 Authorised Share Capital

As at 31st December 2005 the authorised share capital of the Company is €3 billion comprising 3,000,000,000 shares of €1.0 each.

3.2.4 Securities Granting Access to the Company's Capital

Except for stock options granted for the subscription for EADS shares (See "Part 1/2.3.3 Options Granted to Employees"), there are no securities that give access, immediately or over time, to the share capital of EADS.

The table below shows the total potential dilution that would occur if all the stock options issued as at 31st December 2005 were exercised:

EADS' potential share capital	Number of shares	Dilution percentage in capital	Number of voting rights	Dilution percentage in voting rights
Total number of EADS shares issued as of the date of this document	817,743,130	95.97%	807,150,421	95.9%
Total number of EADS shares which may be issued following exercise of stock options	34,366,468	4.03%	34,366,468 *	4.1%
Total potential EADS share capital	**852,109,598**	**100%**	**841,516,889**	**100%**

(*) *The potential dilutive effect on capital and voting rights of the exercise of these stock options may be limited as a result of the Company's share purchase programmes and in the case of subsequent cancellation of repurchased shares. See "3.3.7.1 Dutch Law and information on share buy-back programmes".*

3.2.5 Changes in the Issued Share Capital Since Incorporation of the Company

Date	Nature of Transaction	Nominal value per share	Number of shares issued / cancelled	Premium*	Total number of issued shares after transaction	Total issued capital after transaction
29th December 1998	Incorporation	NLG 1,000	100	-	100	NLG 100,000
3rd April 2000	Conversion into €	€1	50,000	-	50,000	€50,000
8th July 2000	Issue of shares in exchange for contributions by Aerospatiale Matra, Dasa AG and SEPI	€1	715,003,828	€1,511,477,044	715,053,828	€715,053,828
13th July 2000	Issue of shares for the purpose of the initial public offering and listing of the Company	€1	80,334,580	€1,365,687,860	795,388,408	€795,388,408
21st September 2000	Issue of shares for the purpose of the employee offering carried out in the context of the initial public offering and listing of the Company	€1	11,769,259	€168,300,403	807,157,667	€807,157,667
5th December 2001	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the COB** on 13th October 2001 under number 01-1209)	€1	2,017,894	€19,573,571.80	809,175,561	€809,175,561
4th December 2002	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the COB on 11th October 2002 under number 02-1081)	€1	2,022,939	€14,470,149.33	811,198,500	€811,198,500
5th December 2003	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the COB on 25th September 2003 under number 03-836)	€1	1,686,682	€19,363,109.36	812,885,182	€812,885,182
20th July 2004	Cancellation of shares upon authorisation granted by the annual shareholders' meeting held on 6th May 2004	€1	5,686,682	-	807,198,500	€807,198,500
3rd December 2004	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the AMF on 10th September 2004 under number 04-755)	€1	2,017,822	€34,302,974	809,216,322	€809,216,322
In 2004	Issue of shares following exercise of options granted to employees ***	€1	362,747	€6,133,436	809,579,069	€809,579,069
25th July 2005	Cancellation of shares upon authorisation granted by the annual shareholders' meeting held on 11th May 2005	€1	1,336,358	-	808,242,711	€808,242,711
29th July 2005	Issue of shares for the purpose of an employee offering (*note d'opération* approved by the AMF on 4th May 2005 under number 05-353)	€1	1,938,309	€34,618,198.74	810,181,020	€810,181,020
In 2005	Issue of shares following exercise of options granted to employees ***	€1	7,562,110	€144,176,031.61	817,743,130	€817,743,130

(*) *The costs (net of taxes) related to the initial public offering of the shares of the Company in July 2000 have been offset against share premium for an amount of €55,849,772.*

(**) *Former name of the Autorité des marchés financiers (the* **"AMF"**).

(***) *For information on stock option plans under which these options were granted to EADS employees, see "Part 1/2.3.3 Options Granted to Employees".*

3.3 Shareholdings and Voting Rights

3.3.1 Shareholding Structure

EADS combined the activities of Aerospatiale Matra ("**Aerospatiale Matra**" or "**ASM**"), DaimlerChrysler Aerospace AG ("**Dasa AG**") (with the exception of certain assets and liabilities) ("**Dasa**") and Construcciones Aeronauticas SA ("**CASA**") pursuant to a series of transactions completed in July 2000.

In this document, the term 'Completion' relates to the July 2000 completion of the contributions made by Aerospatiale Matra, Dasa AG and SEPI to EADS to combine such activities into EADS.

The term 'Indirect EADS Shares' relates to EADS shares held by DaimlerChrysler AG ("**DaimlerChrysler**"), SEPI and *Société de Gestion de l'Aéronautique, de la Défense et de l'Espace* ("**SOGEADE**"), for which EADS Participations B.V. exercises all the attached voting rights as well as Lagardère SCA ("**Lagardère**") and *Société de Gestion de Participations Aéronautiques* ("**SOGEPA**"), or the companies of their group, the number of EADS shares held indirectly via SOGEADE, reflecting by transparency, their respective interest in SOGEADE.

Unless the context requires otherwise, the shareholdings of DaimlerChrysler Luft-und Raumfahrt Beteiligungs GmbH & Co. KG ("**DC KG**") in EADS are referred to in this document as shareholdings of DaimlerChrysler, and the rights and obligations of DC KG pursuant to the agreements described herein are referred to as rights and obligations of DaimlerChrysler.

As at 31st December 2005, 29.89% of the EADS shares are held by DC KG, which is a wholly owned subsidiary of Dasa AG, itself being a wholly owned subsidiary of DaimlerChrysler Luft- und Raumfahrt Holding AG ("**DCLRH**"), a 93.85% subsidiary of DaimlerChrysler. SOGEADE, a French partnership limited by shares *(société en commandite par actions)* whose share capital is held 50% by SOGEPA (a French state holding company) and 50% by Désirade (a French *société par actions simplifiée* wholly owned by Lagardère), owns 29.89% of the EADS shares. Thus, 59.78% of the share capital of EADS is held in equal proportions by DaimlerChrysler and SOGEADE who jointly control EADS through a Dutch law contractual partnership (the "**Contractual Partnership**"). SEPI (a Spanish state holding company), being a party to the Contractual Partnership, holds 5.47% of the share capital of EADS. The public (including EADS employees) and the Company hold, respectively, 33.39% and 1.30% of the share capital of EADS. The *République française* (the "**French State**") holds directly 0.06% of such share capital, such shareholding being subject to certain specific provisions.

On 8th July 2004, DaimlerChrysler announced that it had placed on the market (in the context of a hedging transaction) all of its EADS shares (22,227,478 EADS shares), representing 2.73% of the capital and 2.78% of the EADS voting rights at that date, except for its Indirect EADS Shares. Thus, DaimlerChrysler does not hold directly any EADS shares at the date of this document.

On 11th November 2005, Dasa AG transferred its whole interest in EADS to its wholly owned subsidiary DC KG.

The diagram below shows the ownership structure of EADS as at 31st December 2005 (% of capital (voting rights)) before exercise of outstanding stock options granted for the subscription of EADS shares. See "Part 1/2.3.3 Options Granted to Employees".


French State
SOGEPA
Lagardère
Spanish State
DaimlerChrysler
100%
100%
93.85%
Désirade
DCLRH
50%
50%
100%
SOGEADE
(Managed by SOGEADE Gérance)
SEPI
Dasa
100%
DC KG
29.89% (30.29%)
5.47% (5.53%)
29.89% (30.29%)
Contractual partnership
(Managed by EADS Participations B.V.)
65.25% (66.11%) *
0.06% (0.06%) **/***
EADS N.V.
33.39% (33.83%)
Public
1.30% (-) *****

(*) *EADS Participations B.V. exercises the voting rights attaching to these EADS shares pledged by SOGEADE, DaimlerChrysler and SEPI who retain title to their respective shares.*

(**) *The French State exercises the voting rights attaching to these EADS shares (such shares being placed with the Caisse des dépôts et consignations) in the same way that EADS Participations B.V. exercises the voting rights pooled in the Contractual Partnership.*

(***) *Shares held by the French State following the distribution without payment of consideration to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. All the shares currently held by the French State will have to be sold on the market.*

(****) *DCLHRH is 93.85% held by DaimlerChrysler; almost all the balance is held by the City of Hamburg.*

(*****) *As at 31st December 2005, the Company holds, directly or indirectly through another company in which the Company holds directly or indirectly more than 50% of the share capital, 10,592,709 of its own shares. The EADS shares owned by the Company itself do not carry voting rights.*

For the number of shares and voting rights held by members of the Board of Directors and Executive Committee, "see Part 1 / 2.2.1 Compensation Granted to Directors and Principal Executive Officers".

Approximately 2.25% of the capital and 2.28% of the voting rights are held by EADS employees.

For further information on changes to shareholdings since 31st December 2005, see also "1.2 Recent Developments".

3.3.2 Relationships with Principal Shareholders

The principal agreements governing the relationships between the founders of EADS are an agreement (the "**Participation Agreement**") entered into on Completion between DaimlerChrysler, Dasa AG, Lagardère, SOGEPA, SOGEADE and SEPI, and a Dutch law Contractual Partnership agreement entered into on Completion between SOGEADE, Dasa AG, SEPI and EADS Participations B.V. (the "**Contractual Partnership Agreement**"), which repeats certain terms of the Participation Agreement and a certain number of other agreements (notably, a shareholder agreement (the "**SOGEADE Shareholders' Agreement**") entered into on Completion between SOGEPA and Lagardère and an agreement between the French State, DaimlerChrysler and DCLRH). EADS Participations B.V. is a Dutch private company with limited liability *(besloten vennootschap met beperkte aansprakelijkheid)* and is the managing partner of the Contractual Partnership. The Indirect EADS Shares held by DaimlerChrysler, SOGEADE and SEPI have been pledged to EADS Participations B.V., which has been granted the exclusive power to exercise the voting rights attaching to the pledged shares (including the right to attend and speak at shareholders' meetings) in accordance with the Contractual Partnership Agreement.

The agreements above contain, among other things, provisions relating to the following matters:

- the composition of the Boards of Directors of EADS, EADS Participations B.V. and SOGEADE Gérance *(gérant commandité* of SOGEADE*)*;
- restrictions on the transfer of EADS shares and SOGEADE shares;
- pre-emptive and tag-along rights of DaimlerChrysler, SOGEADE, SOGEPA and Lagardère;
- defences against hostile third parties;
- consequences of a change of control of DaimlerChrysler, SOGEADE, Lagardère, SOGEPA or SEPI;
- a put option granted by SOGEADE to DaimlerChrysler over its EADS shares in certain circumstances;
- specific rights of the French State in relation to certain strategic decisions, regarding among other issues, EADS' ballistic missiles activity; and
- certain limitations on the extent of the French State's ownership of EADS.

Further details on the agreements among the principal shareholders of EADS are set out below.

Organisation of EADS Participations B.V.

The board of directors of EADS Participations B.V. has an equal number of directors nominated by DaimlerChrysler and by SOGEADE, respectively (taking into account proposals made by Lagardère in respect of the SOGEADE-nominated directors). DaimlerChrysler and SOGEADE each nominate four directors, unless otherwise agreed, and each nominates from among its nominated directors a chairman and a chief executive officer. In addition, although from 8th July 2003, SEPI no longer has a right to nominate a director, based upon the proposal of DaimlerChrysler and SOGEADE, the board of directors of EADS Participations B.V. decided to propose to the shareholders' meeting of EADS Participations B.V. to held on 11th May 2005 appointed an additional Spanish director bringing the total number of directors to nine.

This structure gives DaimlerChrysler and SOGEADE equal nominating rights in respect of the majority of the directors of the decision-making body of EADS Participations B.V. All decisions of EADS Participations B.V.'s board of directors shall require the vote in favour of at least six directors, except for certain specified matters which require the prior unanimous approval of DaimlerChrysler and SOGEADE.

Transfer of EADS Shares

During the period commencing at Completion and ending on 1st July 2003 (the "**Standstill Period**"), there were restrictions on DaimlerChrysler's, SOGEADE's, SEPI's, Lagardère's, SOGEPA's and the French State's ability to transfer EADS shares.

Following the expiration of the Standstill Period, as of 1st July 2003, each of DaimlerChrysler, SOGEADE, SEPI, Lagardère and SOGEPA has the right to sell its EADS shares on the market, subject to the following conditions:

- if a party wishes to sell any EADS shares, it shall first sell its shares other than its Indirect EADS Shares before exercising its right to sell its Indirect EADS Shares in accordance with the provisions set out below;
- on the sale of Indirect EADS Shares, DaimlerChrysler (in the case of a sale by SOGEADE), SOGEADE (in the case of a sale by DaimlerChrysler) or SOGEADE and DaimlerChrysler (in the case of a sale by SEPI) may either exercise a pre-emption right or sell its Indirect EADS Shares on the market in the same proportions as the respective Indirect EADS Shares of the relevant parties bear to each other;
- any transfer of Indirect EADS Shares by either SOGEPA or Lagardère is subject to a pre-emption right in favour of Lagardère or SOGEPA, as the case may be. In the event that such pre-emption right is not exercised, the Indirect EADS Shares may be sold (a) to an identified third party subject to Lagardère's or SOGEPA's consent (as the case may be) and also to DaimlerChrysler's consent and (b) if such consent is not obtained, the Indirect EADS Shares may be sold on the market, subject to DaimlerChrysler's pre-emption right referred to above;
- each of Lagardère and SOGEPA shall have a proportional right to tag-along on a sale of its Indirect EADS Shares; and
- the pre-emption and tag-along rights of Lagardère and SOGEPA referred to above do not apply to a transfer of EADS shares directly held by one of them.

Any sale on the market of EADS shares in accordance with the Participation Agreement shall be conducted in an orderly manner so as to ensure the least possible disruption to the market of EADS shares. To this effect, the parties shall consult with each other before any such sale.

Control of EADS

In the event that a third party to which DaimlerChrysler or SOGEADE objects (a "**Hostile Third Party**") has a direct or indirect interest in EADS shares equal to 12.5% or more of the number of such EADS shares the voting rights of which are pooled through the Contractual Partnership (a "**Qualifying Interest**"), then, unless a Hostile Offer (as defined below) has been made by the Hostile Third Party or until such time as DaimlerChrysler and SOGEADE agree that the Hostile Third Party should no longer be considered a Hostile Third Party or the Hostile Third Party no longer holds a Qualifying Interest, the parties to the Participation Agreement shall exercise all means of control and influence in relation to EADS to avoid such Hostile Third Party increasing its rights or powers in relation to EADS.

Following the expiration of the Standstill Period, as of 1st July 2003, the parties to the Participation Agreement may accept an offer (whether by way of tender offer or otherwise) by a Hostile Third Party, which is not acceptable to either DaimlerChrysler or SOGEADE (a "**Hostile Offer**"), subject to provisions requiring, inter alia, the party wishing to accept, to first offer its EADS shares to DaimlerChrysler and/or SOGEADE, in which case DaimlerChrysler and/or SOGEADE may exercise their pre-emption rights in respect of all or some only of the EADS shares held by the party wishing to accept the Hostile Offer.

Any sale of EADS shares, other than the EADS Indirect Shares, by DaimlerChrysler, SOGEADE or Lagardère, at a time when a Hostile Third Party is a shareholder and purchaser of EADS shares on the market, is subject to the pre-emption right of SOGEADE, DaimlerChrysler and SOGEPA respectively. In the case of a sale by Lagardère, if SOGEPA does not exercise its right of pre-emption, DaimlerChrysler has in turn a pre-emption right.

Dissolution of Contractual Partnership and EADS Participations B.V.

The Contractual Partnership and EADS Participations B.V. will be dissolved and wound up upon the occurrence of certain events (each, a "**Termination Event**") including:

(i) if the proportion which the Indirect EADS Shares of either DaimlerChrysler or SOGEADE bears to the total number of EADS shares is less than 10%, unless the difference between the holdings of DaimlerChrysler and

SOGEADE (calculated as a percentage by reference to the number of Indirect EADS Shares held by each of them as against the total number of EADS shares) is 5% or less, in which case the dissolution and winding up shall only occur if the proportion which the Indirect EADS Shares of DaimlerChrysler or SOGEADE bears to the total number of EADS shares is 5% or less; or

(ii) if, on a change of control of either Lagardère, SOGEPA, SOGEADE or DaimlerChrysler, no notice of an offer by a third party to purchase the SOGEADE shares or the Indirect EADS Shares held by the party undergoing the change of control (the "**Changed Party**") (which offer the Changed Party wishes to accept) has been served in accordance with the Participation Agreement (see below "— Change of Control") within 12 months of the date of the change of control occurring (the absence of notice of an offer by a third party to purchase the Indirect EADS Shares held by SEPI upon a change of control of SEPI does not trigger a dissolution of the Contractual Partnership or EADS Participations B.V. but shall cause SEPI to lose its main rights or liabilities under the Participation Agreement or the Contractual Partnership Agreement).

On the occurrence of a Termination Event, EADS Participations B.V. is prohibited from conducting further business except as is necessary to its liquidation or the liquidation of the Contractual Partnership.

Change of Control

The Participation Agreement provides, inter alia, that if (a) Lagardère or SOGEPA undergoes a change of control and DaimlerChrysler so elects (b) SOGEADE undergoes a change of control and DaimlerChrysler so elects (c) DaimlerChrysler undergoes a change of control and SOGEADE so elects (d) SEPI undergoes a change of control and SOGEADE or DaimlerChrysler so elects then:

(i) the party undergoing the change of control shall use its reasonable efforts to procure the sale of its SOGEADE interest (if the party undergoing the change of control is Lagardère or SOGEPA) or of its Indirect EADS Shares (if the party undergoing the change of control is DaimlerChrysler, SOGEADE or SEPI) to a third party purchaser on bona fide arm's length terms. When the party subject to the change of control is Lagardère or SOGEPA, the third party purchaser shall be nominated with DaimlerChrysler's consent, not to be unreasonably withheld; and

(ii) in the event that a third party offers to purchase the SOGEADE interest held by Lagardère or SOGEPA or the Indirect EADS Shares held by DaimlerChrysler, SOGEADE or SEPI as the case may be, is received and the party undergoing the change of control wishes to accept that offer, such offer shall immediately be notified to (a) DaimlerChrysler in the case of a change of control occurring to Lagardère or SOGEPA, (b) SOGEADE in the case of the change of control occurring to DaimlerChrysler, (c) DaimlerChrysler in the case of the change of control occurring to SOGEADE, or (d) DaimlerChrysler or SOGEADE in the case of the change of control occurring to SEPI (the party notified under (a), (b), (c) or (d) being the "**Non-Changed Party**"). The Non-Changed Party shall have a first right to purchase the SOGEADE interest or the Indirect EADS shares being offered for sale at the price being offered by the third party. In relation to (d), if DaimlerChrysler and SOGEADE have both elected that SEPI procure a third party purchaser, then they shall each have the right to acquire SEPI's Indirect EADS Shares in the respective proportions which the number of their EADS shares bear to one another at that time. In the event that the Non-Changed Party does not give notice of its intention to purchase the SOGEADE interest or the Indirect EADS Shares within 30 days of the offer being made, then the Changed Party is obliged to sell such SOGEADE interest or Indirect EADS Shares to the third party on the terms of the third party's original offer.

The third party purchaser may not be a competitor of EADS, SOGEADE or DaimlerChrysler (as the case may be) nor a member of the Group which has taken control of the Changed Party.

Events of Default Other Than Change of Control

The Participation Agreement provides for certain actions following events of default (other than a change of control) (i.e., insolvency-related or a material breach of the Participation Agreement). In particular, if such an event of default occurs in relation to DaimlerChrysler, SOGEADE or SEPI, the non-defaulting party (respectively SOGEADE, DaimlerChrysler and SOGEADE and DaimlerChrysler acting together) has a call option over the defaulting party's EADS shares and interest in EADS Participations B.V. If such an event of default occurs in relation to Lagardère or SOGEPA, such party is obliged to use its best efforts to sell its interest in the capital of SOGEADE on bona fide arm's length terms to a third party purchaser (who must not be a competitor of EADS or DaimlerChrysler). In the case of a sale by Lagardère, the third party purchaser must be nominated by SOGEPA with DaimlerChrysler's consent (which may not be unreasonably withheld). In the case of such a sale by SOGEPA, DaimlerChrysler must consent to the sale (again, such consent may not be unreasonably withheld).

Specific Rights and Undertakings of the French State

The French State, not being a party to the Participation Agreement, entered into a separate agreement, governed by French law, with DaimlerChrysler and DCLRH on 14th October 1999 (as amended) pursuant to which:

- the French State undertakes to hold an interest of no more than 15% of the entire issued share capital of EADS through SOGEPA, SOGEADE and EADS Participations B.V.;
- the French State undertakes that neither it nor any of its undertakings will hold any EADS shares directly;

in each case disregarding (i) those EADS shares held by the French State following the distribution without payment of consideration to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999 and which will have to be sold on the market; (ii) those shares held by SOGEPA or the French State which may be sold or acquired pursuant to the Participation Agreement or the SOGEADE Shareholders' Agreement (see below); and (iii) those shares held for exclusively investment purposes.

Moreover, pursuant to an agreement entered into between EADS and the French State (the "**Ballistic Missiles Agreement**"), EADS has granted to the French State (a) a veto right and subsequently a call option on the ballistic missiles activity exercisable in the event that (i) a third party which is not affiliated to the DaimlerChrysler and / or Lagardère Groups acquires, directly or indirectly, either alone or in concert, more than 10% or any multiple thereof of the share capital or voting rights of EADS or (ii) the sale of the ballistic missiles assets or of the shares of such companies carrying out such activity is considered after the termination of the SOGEADE Shareholders' Agreement and (b) a right to oppose the transfer of any such assets or shares during the duration of the SOGEADE Shareholders' Agreement.

SOGEADE

SOGEADE is a French partnership limited by shares *(société en commandite par actions)* the share capital of which is split between SOGEPA (50%) and Désirade, a French *société par actions simplifiée* (50%). The share capital of Désirade is itself wholly owned by Lagardère. Lagardère hence owns indirectly 50% of SOGEADE.

The general partner *(associé commandité)* of SOGEADE, SOGEADE Gérance, is a French *société par actions simplifiée* which is the manager of SOGEADE.

SOGEADE Gérance's board of directors consists of eight directors, four of them nominated by Lagardère and four by SOGEPA. Decisions of SOGEADE Gérance's board shall be approved by a simple majority of directors except for the following matters which require the approval of a qualified majority of six of the eight directors: (a) acquisitions or divestments of shares or assets the individual value of which exceeds €500 million; (b) agreements establishing strategic alliances, or industrial or financial co-operation; (c) a capital increase of EADS of more than €500 million to which no preferential right to subscribe for the shares is attached; (d) any decision to divest or create a security interest over the assets relating to prime contractor status, design, development and integration of ballistic missiles or the majority shareholdings in the companies Cilas, Sodern, Nuclétudes and the GIE Cosyde. The decisions contemplated under (d) above are also governed by the Ballistic Missiles Agreement (see above "— Specific Rights and Undertakings of the French State").

When a vote of SOGEADE Gérance's board on such matters does not reach the qualified majority of six directors by reason of any of the SOGEPA-nominated directors casting a negative vote, the SOGEADE-nominated directors on the board of EADS Participations B.V. are obliged to vote against the proposal. This means that the French State as the owner f SOGEPA can veto any decisions on these matters within EADS Participations B.V. and in turn within EADS as long s the SOGEADE Shareholders' Agreement remains in xistence.

The shareholding structure of SOGEADE shall reflect at ll times the indirect interests of all the shareholders of SOGEADE in EADS.

n certain circumstances, in particular in the event of a hange of control of Lagardère, Lagardère shall grant a all option over its SOGEADE shares to any non-public hird party designated by SOGEPA and approved by DaimlerChrysler. This option may be exercised during the erm of the SOGEADE Shareholders' Agreement on the basis of the market price for the EADS shares.

The SOGEADE Shareholders' Agreement shall terminate f Lagardère or SOGEPA ceases to hold at least 20% of the capital of SOGEADE, except that: (a) the provisions relating o the call option granted by Lagardère described above shall remain in force as long as the Participation Agreement is in force, (b) as long as SOGEPA holds at least one SOGEADE share, it will remain entitled to nominate a SOGEADE Gérance Director whose approval will be required in respect of any decision to divest or create a security interest over the assets relating to prime contractor status, design, development and integration of ballistic missiles activity or the majority shareholdings in the companies Cilas, Sodern, Nuclétudes and the GIE Cosyde; and (c) the SOGEADE Shareholders' Agreement will be terminated in the event of a dissolution of EADS Participations B.V. caused by DaimlerChrysler. In the latter case, the parties have undertaken to negotiate a new shareholders' agreement in the spirit of the shareholders' agreement between them dated 14th April 1999 relating to Aerospatiale Matra and having regard to their respective shareholdings in SOGEADE at the time of the dissolution of EADS Participations B.V.

Put Option

Under the Participation Agreement, SOGEADE grants a put option to DaimlerChrysler over its EADS shares which shall be exercisable by DaimlerChrysler, (i) in the event of a deadlock arising from the exercise by SOGEPA of its rights relating to certain strategic decisions (listed above under the description of SOGEADE) other than those relating to the ballistic missiles activity or (ii) during certain periods provided that in both cases the French State still holds any direct or indirect interest in EADS shares. The put option may only be exercised in respect of all and not some only of DaimlerChrysler's EADS shares.

The exercise price of the option will be calculated on the basis of an average market price for EADS shares.

In the event that DaimlerChrysler exercises the put option granted to it by SOGEADE, SOGEADE will acquire the EADS shares from DaimlerChrysler. However, Lagardère has the right to require SOGEPA to substitute itself for SOGEADE in relation to the acquisition of DaimlerChrysler's EADS shares following the exercise by DaimlerChrysler of the put option. Such substitution right has been accepted by DaimlerChrysler. In the event that Lagardère does not exercise such substitution right, Lagardère would have to provide its pro rata part of the financing necessary for such acquisition. SOGEPA undertakes to provide its pro rata part of the financing corresponding to its rights in SOGEADE. Should Lagardère decide not to take part in the financing, (a) SOGEPA undertakes to substitute itself for SOGEADE to buy the shares sold by DaimlerChrysler as a result of the exercise of its put option and SOGEPA or Lagardère may request the liquidation of SOGEADE and EADS Participations B.V. and the termination of the SOGEADE Shareholders' Agreement (notwithstanding the termination provisions of the SOGEADE Shareholders' Agreement described under the paragraph "SOGEADE" above). In that case, Lagardère could freely sell its EADS shares on the market or in a block sale to a third party.

Pledge over EADS Shares Granted to EADS Participations B.V.

Upon Completion and in order to secure their undertakings under the Contractual Partnership Agreement and the Participation Agreement, SOGEADE, DaimlerChrysler and SEPI granted a pledge over their respective Indirect EADS Shares to EADS Participations B.V. for the benefit of EADS Participations B.V. and the other parties to the Contractual Partnership Agreement.

Contributions to EADS — Specific Undertakings of EADS

EADS has agreed not to dispose of the shares contributed to it by Aerospatiale Matra, Dasa AG and SEPI for a period of seven years. The contribution agreements entered into between EADS on the one hand and Aerospatiale Matra, Dasa AG and SEPI on the other hand, provide that EADS may, if it determines that this is desirable, dispose of such shares provided that EADS shall, on demand, indemnify Lagardère and SOGEPA (in the case of a sale of shares contributed by Aerospatiale Matra), Dasa AG or SEPI, as the case may be, for all tax disadvantages (tax actually paid or borne by them as well as any consumption of loss-carry-forward potential) they suffer as a result of the loss of the tax benefit triggered by the disposal of the shares by EADS. Such obligation to indemnify shall cease after seven years from the date of contribution. In the event that the indemnification would be made to all three of Lagardère, SOGEPA and Dasa AG, the Board of Directors would decide on the amount of the indemnity on the basis of a report made and presented by the two independent Directors of EADS. The amount and the conditions of this indemnification will be reported to the shareholders' meeting.

DADC

EADS holds 75% of the shares in DADC Luft- und Raumfahrt Beteiligungs AG ("**DADC**") (the other 25% being held by DCLRH). The share capital of Dornier GmbH is held as to 97.1% by DADC and as to 2.9% by the Dornier family. In shareholders' meetings, DADC is entitled to more than 95.2% and the Dornier family to less than 4.8% of the voting rights in Dornier GmbH. DADC and Dornier GmbH have entered into a control and profit and loss transfer agreement.

A considerable number of shareholders' resolutions in Dornier GmbH require a majority of 100% of the votes cast in the shareholders' meeting notably resolutions to dissolve the company, alterations of the Articles of Association if they terminate, limit or have an impact on the rights of the minority shareholders, reduction of share capital, mergers (unless Dornier GmbH is the surviving entity), the transfer of holdings in other enterprises or the transfer of whole areas of enterprise activities with the exception of transfers of assets in return for shares or as a contribution in kind or to a company associated with DaimlerChrysler, which is assumed to be the case if DaimlerChrysler controls at least 20% of its share capital. The same requirement applies with regard to all transfers of shares of Dornier GmbH held by the DaimlerChrysler Group (including associated enterprises subject to certain exceptions including the transfer to other DaimlerChrysler Group companies (including associated enterprises). Furthermore, the Dornier family receives a guaranteed dividend from Dornier GmbH (depending on the nature of the shares) of 8.7% or 15% of the nominal amount of their shares plus any corporation tax credits. The guaranteed dividend is indexed. DaimlerChrysler has guaranteed the payment of the minimum dividend to the Dornier family shareholders. In the case of the profit and loss transfer agreement, which presently exists between DADC and Dornier GmbH, the Dornier family shareholders are entitled to receive payments corresponding at least to the amount which they would be entitled to in the absence of such profit and loss transfer agreement. Internally DADC has assumed this obligation.

On 30th November 1988 DaimlerChrysler and the Dornier family entered into a separate agreement to strengthen the rights of DaimlerChrysler and, simultaneously, to protect the economic interests of the minority shareholders. The latter can, in particular, demand that their shares in Dornier GmbH be bought (i) for cash consideration or (ii) in exchange for DaimlerChrysler shares or (iii) in exchange for shares in a company in which, or under which, DaimlerChrysler concentrates its aerospace activities by DaimlerChrysler or another company associated with DaimlerChrysler and nominated by DaimlerChrysler. On 29th March 2000 DaimlerChrysler, DCLRH, DADC, EADS Deutschland GmbH and Dasa AG entered into an agreement according to which DaimlerChrysler has the right to demand from DADC to buy the shares so offered by the Dornier family shareholders. DaimlerChrysler shall reimburse DADC for any amount to be paid being above the fair market value of the shares. Moreover, DADC will assume certain other rights and obligations relating to the protection of the interests of the Dornier family.

On 29th December 2004, Silvius Dornier and DaimlerChrysler entered into an agreement to transfer all of the remaining shares of Silvius Dornier in Dornier GmbH (3.58%) to DaimlerChrysler or another company of the

DaimlerChrysler Group nominated by DaimlerChrysler and to settle all of the rights and potential claims of Silvius Dornier resulting from or in connection with his shareholding in Dornier GmbH. None of the other family shareholders exercised their three months' right of first refusal to acquire these shares so that the legal transfer became effective on 17th April 2005. According to the above mentioned agreement between DaimlerChrysler, DCLRH, DADC, EADS Deutschland GmbH and Dasa AG (*"Handhabungsvereinbarung")*, DADC had irrevocably offered to DaimlerChrysler to buy these shares at market value upon effectiveness of their sale to DaimlerChrysler, which offer was accepted by DaimlerChrysler and the deal being brought to closure on 3rd May 2005.

Under the terms of the business combination agreements entered into in the context of the creation of EADS, DCLRH has undertaken to indemnify Lagardère (for itself and on behalf of each member of the Lagardère Group) and SEPI and shall keep them indemnified, against (save in respect of any consequential loss not foreseeable by DCLRH (or any member of the DaimlerChrysler Group)) all or any costs, claims, demands, expenses, losses or liabilities that they (or any of them) may suffer or incur from the date of the business combination agreements entered into in the context of the creation of EADS as a result of all or any of the shareholders of Dornier GmbH other than a member of the Dasa Group obtaining or seeking to obtain any rights or remedies against Lagardère (or any member of the Lagardère Group), SEPI, the Contractual Partnership, EADS Participation B.V., Dasa AG, EADS or any entity contributed by or on behalf of DaimlerChrysler which is to become a member of the Group or any member of the Dasa AG Group. This indemnity shall also extend to EADS to the extent such protection is not provided for in the transfer of the Dasa business to EADS.

Other than the relationships between the Company and its principal shareholders described above in this Section 3.3.2, to the Company's knowledge, there are no potential conflicts of interest relative to the Company between the duties of the Directors and their respective private interests or other duties.

3.3.3 Form of Shares

The shares of EADS are in registered form. The Board of Directors may decide in respect of all or certain shares, on shares in bearer form.

Shares shall be registered in the shareholders' register without the issue of a share certificate or, should the Board of Directors so decide, in respect of all or certain shares, with the issue of a certificate. Share certificates shall be issued in such form as the Board of Directors may determine. Registered shares shall be numbered in the manner to be determined by the Board of Directors.

3.3.4 Changes in the Shareholding of the Company Since its Incorporation

The Company was founded with an authorised share capital of 500,000 Netherlands Guilders (**"NLG"**) divided into 500 shares each having a nominal value of 1,000 NLG, of which 100 were issued to Aerospatiale Matra on 29th December 1998. These shares were transferred to Dasa AG by way of notarised transfer certificate on 28th December 1999.

The changes in the shareholding of the Company since its initial public offering and listing are set forth below (for a description of the changes in the issued share capital of the Company since its incorporation, see "3.2.5 Changes in the Issued Share Capital Since Incorporation of the Company").

Since July 2000, 4,293,746 EADS shares (representing 0.52% of the share capital of EADS as of the date of this document) have been distributed without payment of consideration by the French State to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. The last distribution took place in July 2002.

In addition, in January 2001, the French State and Lagardère sold on the market all of their EADS shares (respectively 7,500,000 and 16,709,333 EADS shares) other than their Indirect EADS Shares (and, in the case of the French State, other than the EADS shares to be distributed to former shareholders of Aerospatiale Matra, see "— 3.3.2 Relationships with Principal Shareholders — Specific Rights and Undertakings of the French State") that they held as a result of the non-exercise of the over-allotment option granted to the underwriters in the context of the initial public offering carried out by the Company for the purpose of its listing in July 2000 (including, in the case of Lagardère, those shares other than its Indirect EADS Shares purchased from the French Financial Institutions at the end of the exercise period of the over-allotment option).

On 8th July 2004, DaimlerChrysler announced that it had placed on the market (in the context of a hedging transaction) all of its EADS shares (22,227,478 EADS shares), representing 2.73% of the capital and 2.78% of the EADS voting rights at that date, except for its Indirect EADS Shares. On 20th July 2004, the Company cancelled 5,686,682 of its own shares. Finally, during 2004 and until the date of this document, the Company issued 490,609 shares following the exercise of options granted to Group employees within the framework of stock option plans granted to them in 2000, 2002 and 2003 (see "Part 1 / 2.3.3 Options Granted to Employees").

Since the date of filing with the AMF of the *Document de Référence* of the Company for the financial year 2004 (19th April 2005), the Company has not received any threshold notification. To the knowledge of the Company, none of the shareholders of the Company, other than as disclosed in the chart below, hold more than 5% of the share capital or voting rights of the Company.

The Division of the issued shares and voting rights of the Company before exercise of outstanding stock options granted for the subscription of EADS shares (see "Part 1 / 2.3.3 Options Granted to Employees") in respect of the past three years is indicated in the table below:

Shareholders	Position as at 31st Dec. 2005			Position as at 31st Dec. 2004			Position as at 31st Dec. 2003		
	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares
DC KG (EADS shares held by Dasa AG until 2005)	29.89%	30.29%	244,447,704	30.20%	30.43%	244,447,704	30.07%	30.52%	244,447,704
SOGEADE	29.89%	30.29%	244,447,704	30.20%	30.43%	244,447,704	30.07%	30.52%	244,447,704
SEPI	5.47%	5.53%	44,690,871	5.52%	5.56%	44,690,871	5.50%	5.58%	44,690,871
Sub-total Contractual Partnership	65.25%	66.11%	533,586,279	65.92%	66.42%	533,586,279	65.64%	66.62%	533,586,279
Dasa AG	-	-	-	-	-	-	2.73%	2.78%	22,227,478
French State	0.06%	0.06%	502,746*	0.06%	0.06%	502,746	0.06%	0.06%	502,746
Public	33.39%	33.83%	273,061,396**	33.25%	33.52%	269,248,792	30.10%	30.54%	244,640,745
Own share buy-back***	1.30%	—	10,592,709	0.77%	—	6,241,252	1.47%	—	11,927,934
Total	**100.00%**	**100.00%**	**817,743,130**	**100.00%**	**100.00%**	**809,579,069**	**100.00%**	**100.00%**	**812,885,182**

(*) *Shares held by the French State following the distribution without payment of consideration of 4,293,746 shares to certain former shareholders of Aerospatiale Matra as a result of its privatisation in June 1999. All the shares currently held by the French State will have to be sold on the market.*

(**) *Including EADS employees. As at 31st December 2005, EADS employees hold approximately 2.25% of the share capital and 2.28% of the voting rights.*

(***) *The EADS shares owned by the Company itself do not carry voting rights.*

o the knowledge of the Company, except as disclosed reviously in "3.3.2 Relationships with Principal hareholders", there are no pledges over the shares of the ompany.

he Company requested a disclosure of the identity of he beneficial holders of its shares held by identifiable olders *("Titres au porteur identifiables")* holding more han 10,000 shares each. The study, which was completed n 31st December 2005, resulted in the identification of 1,552 shareholders holding a total of 234,778,123 EADS shares (including 3,254,107 shares held by Iberclear on behalf of the Spanish markets and 20,842,757 shares held by Clearstream on behalf of the German market).

The shareholding structure of the Company is as shown in the diagram in "3.3.1 Shareholding Structure".

For further information on changes to shareholdings since 31st December 2005, see also "1.2 Recent Developments".

3.3.5 Persons Exercising Control over the Company

See "3.3.1 Shareholding Structure" and "3.3.2 Relationships with Principal Shareholders".

3.3.6 Simplified Group Structure Chart

The following chart illustrates the simplified organisational structure of EADS, comprising five Divisions and the main BUs. For ease of presentation, intermediate holding companies have been omitted. The shaded boxes represent Divisions (with respect to the MTA Division) or BUs (with respect to Military Air Systems) that are part of the legal entities referred to in parentheses. The coloured boxes denote entities forming part of one of EADS' five Divisions. The non-coloured boxes denote entities that are holding companies or participations not within one of EADS' five Divisions and do not directly form part of the management responsibility of a specified director. Socata, EADS ATR, ATR GIE, EFW and Sogerma Services are 'Other Businesses' and do not form part of EADS' five Divisions and EFW and Sogerma Services are under the direct responsibility of Gustav Humbert and EADS ATR, ATR GIE and Socata are under the direct responsibility of Hans Peter Ring. See "1.1.1 Overview – Organisation of EADS Businesses".

EADS Group main shareholdings


(Simplified structure)
EADS N.V.
EADS North America
EADS N.A. Defense
EADS Space B.V.
EADS Deutschland
DADC
Dornier
EADS France
EADS CASA
Eurocopter
Airbus
Airbus Military
Paradigm Sec Com
Paradigm Services
EADS Astrium N.V.
EADS ST N.V.
Defense & Security Systems
Secure Networks
MBDA
EFW ***
MTA Division (EADS CASA)
Sogerma Services ***
Patria
AviChina
Socata ***
EADS ATR ***
ATR GIE ***
Embraer
Dassault Aviation
EADS France *
Irkut
EADS Casa **
Eurofighter
Military Air Systems (EADS Deutschland / EADS Casa)
Arianespace
SPACE
DEFENSE & SECURITY SYSTEMS
EUROCOPTER
AIRBUS
MILITARY TRANSPORT AIRCRAFT

(*) *EADS holds its interest in Embraer and Dassault Aviation through EADS France.*

(**) *EADS' interest in Eurofighter is jointly held by EADS Deutschland and EADS Casa.*

(***) *In June 2005, the former Aeronautics Division, which included the Eurocopter, ATR, EFW, Socata and Sogerma Services BUs, was dissolved and a new Eurocopter Division was created. In the adapted segment reporting following this change, EADS allocated EFW, Sogerma Services, ATR and Socata to "Other Businesses" to reflect EADS' management responsibility and reporting structure. See 1.1.7 "Other Businesses".*

3.3.7 Purchase by the Company of its Own Shares

3.3.7.1 Dutch Law and Information on Share Buy-Back Programmes

Pursuant to Dutch insider trading laws and Commission Regulation (EC) No. 2273/2003, the Company is subject to conditions for share buy-back programmes and disclosure relating thereto, as described below.

Under Dutch Civil law, the Company may acquire its own shares, subject to certain provisions of the law of the Netherlands and the Articles of Association, if (i) the shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up and called portion of the share capital and any reserves required by the law of the Netherlands and (ii) the Company and its subsidiaries would not thereafter hold or hold in pledge shares with an aggregate nominal value exceeding one-tenth of the Company's issued share capital. Share acquisitions may be effected by the Board of Directors only if the shareholders in general meeting have authorised the Board of Directors to effect such repurchases. Such authorisation may apply for a maximum period of 18 months.

Shares held by the Company do not carry voting rights. Usufructuaries and pledgees of shares that are held by the Company are, however, not excluded from their voting rights in such cases where the right of usufruct or pledge was vested before the share was held by the Company.

The annual shareholders' meeting of EADS held on 11th May 2005 authorised the Board of Directors, in a resolution that renewed the previous authorisation given by the annual shareholders' meeting of EADS held on 6th May 2004, for a period of 18 months from the date of such meeting, to repurchase shares of the Company, by any means, including by derivative products, on any stock exchange or otherwise, as long as, upon such repurchase, the Company shall not hold more than 5% of the Company's issued share capital and at a price not less than the nominal value and not more than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

As of July 2005, the Company had purchased in aggregate 10,275,521 of its own shares, 1,336,358 of which were cancelled on 25th July 2005.

As of the date of this document, the Company had purchased in aggregate 3,686,270 of its own shares. In addition, 11 million of repurchased shares are being lent to a top ranking French financial institution within the framework of a securities lending agreement implemented as from 10th April to 2nd May 2006 inclusive.

A resolution will be submitted to the annual shareholders' meeting of EADS called for 4th May 2006 in order to supersede and replace the authorisation given by the annual shareholders' meeting held on 11th May 2005 and authorize the Board of Directors, for a new period of 18 months as from the date of such meeting, to repurchase shares of the Company, by any means, including by derivative products, on any stock exchange or otherwise, as long as, upon such repurchase, the Company shall not hold more than 10% of the Company's issued share capital and at a price not less than the nominal value and not more than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

3.3.7.2 French Regulations

As a result of its listing for trading on a regulated market in France, the Company is subject to the regulations summarised below.

Pursuant to Articles 241-1 to 241-6 of the AMF General Regulations, the purchase by a company of its own shares, in principle, requires the publication of the description of the share-buy programme. Such description must published prior to the implementation of the share buy-back programme.

Under Articles 631-1 to 631-4 of the AMF General Regulations, a company may not trade in its own shares for the purpose of manipulating the market. Articles 631-5 and 631-6 of the AMF General Regulations also define the conditions for a company's trading in its own shares to be valid.

After purchasing its own shares, the Company is required to disclose, within at least seven trading days, specified information regarding such purchases by way of a release which is available to the public on the websites of the Company and the AMF. Additionally, the Company must notably report to the AMF, on at least a monthly basis, information concerning the cancellation of such repurchased shares.

3.3.7.3 German Regulations

As a foreign issuer, the Company is not subject to German rules on trading in its own shares, which only apply to German issuers.

3.3.7.4 Spanish Regulations

As a foreign issuer, the Company does not have to comply with the Spanish rules on trading in its own shares, which only apply to Spanish issuers.

However, according to the Conduct Rules under the Spanish Securities Act 24/1988 of 28th July 1988, the Company may not trade in its own shares for the purpose of manipulating the market.

3.3.7.5 Description of the Share Buy-Back Programme to be Authorised by the Annual General Shareholders' Meeting to be held on 4th May 2006

Pursuant to Articles 241-2-I and 241-3-III of the AMF General Regulations, below is a description of the share buy-back programme *("descriptif du programme")* to be implemented by the Company:

- **Date of the general shareholders' meeting to authorise the share buy-back programme to be held:** 4th May 2006.
- **Number of EADS shares and corresponding percentage of share capital held directly and indirectly by the Company:** 3,686,270 shares representing 0.45% of the share capital as at the date of this document.
- **Intended use of the EADS shares held by the Company as at the date of this document:**

– The reduction of share capital by cancellation of all or part of the repurchased shares, in particular to avoid the dilution effect related to certain share capital increases for cash (i) reserved or to be reserved for employees of the EADS Group and/or (ii) carried out or to be carried out in the context of the exercise of stock options granted or to be granted to certain EADS Group employees: 3,636,270 shares; and

– The owning of shares for the performance of obligations related to employee share option programmes or other allocations of shares to the EADS Group employees: 50,000 shares.

In addition, 11 million of repurchased shares are being lent to a top ranking French financial institution within the framework of a securities lending agreement implemented as from 10th April to 2nd May 2006 inclusive.

For information on shares held by EADS at the date of the entry into force of EC Regulation n° 2273/2003 of 22nd December 2003 on 13th October 2004 and still held by EADS at the date of this document, see below.

- **Purposes of the share buy-back programme to be implemented by the Company (by order of decreasing priority, without any effect on the actual order of use of the buy-back authorisation, which shall be determined according to needs and possibilities):**

– The reduction of share capital by cancellation of all or part of the repurchased shares, in particular to avoid the dilution effect related to certain share capital increases for cash (i) reserved or to be reserved for employees of the EADS Group and/or (ii) carried out or to be carried out in the context of the exercise of stock options granted or to be granted to certain EADS Group employees, it being understood that the repurchased shares shall not carry any voting or dividend rights;

– The owning of shares for the performance of obligations related to:

- (i) Debt financial instruments convertible into EADS' shares,
- (ii) Employee share option programmes or other allocations of shares to the EADS Group employees;

– The purchase of shares for retention and subsequent use for exchange or payment in the framework of potential external growth transactions; and

– The liquidity or dynamism of the secondary market of the EADS shares carried out pursuant to a liquidity agreement to be entered into with an independent investment services provider in compliance with the decision of the AMF dated 22nd March 2005 related to approval of liquidity agreements recognised as market practices by the AMF.

- **Procedure:**

- Maximum portion of the issued share capital to be repurchased by the Company: 10%;

- Maximum number of shares to be repurchased by the Company upon authorisation by the general shareholders' meeting: the portion of 10% would represent 82,155,442 shares of the Company issued share capital representing 821,554,421 shares as of the date of this document. This maximum portion of 10% would represent 85,209,112 shares based on the 852,091,123 shares which would make up the entire fully-diluted share capital of the Company after the issue of 30,536,702 shares as a result of the exercise of stock options, which can still be exercised as of the date of this document, which the board of directors decided to grant to certain EADS Group employees in 2000, 2001, 2002, 2003, 2004 and 2005.

- Furthermore, the amounts to be paid in consideration for the purchase of the treasury shares must not, in accordance with applicable Dutch law, exceed the equity components which are, per se, repayable or distributable to the shareholders. "Equity components repayable or distributable to the shareholders" means the contribution premiums (in relation to contributions in kind), the issue premiums (in relation to cash contributions) and the other reserves as set out in the financial statements of EADS, from which the repurchase price for the treasury shares must be deducted.

  As at 31st December 2005, the respective values of each of these EADS' equity components which are by nature repayable or distributable to the shareholders were: €8,459,000,000 (contribution premiums), €256,000,000 (issue premiums), €(386,000,000) (other reserves) and €(445,000,000) (treasury shares), i.e., an aggregate amount of €7,884,000,000.

  EADS reserves the right to implement the share purchase programme to its full extent and undertakes not to exceed, directly or indirectly, the threshold of 10% of the issued share capital as well as the amount of €7,884,000,000 throughout the term of the programme.

  Finally, EADS undertakes to maintain at any time a sufficient number of shares in public hands to meet the thresholds of Euronext Paris S.A.

- Shares may be bought or sold at any time (including during a public offering) to the extent authorised by the stock exchange regulations and by any means, including, without limitation, that the part of the programme which may be carried out by means of sale or purchase of block trades and including the use of options, combinations of derivative financial instruments or the issue of securities giving rights in any way to EADS shares within the limits set out in this prospectus. Moreover, EADS will use call options and swap that have been acquired pursuant to the agreements it had entered into during the previous share repurchase programme (see below) and does not exclude the possibility of using a structure of transaction similar to the one that had been used in the previous share repurchase programme in order to repurchase its own shares.

  The portion of shares repurchased by means of the use of block trades may amount to all the shares to be repurchased in the context of this programme.

  In addition, in the event that derivative financial instruments are used, EADS shall ensure that it does not use mechanisms which would significantly increase the volatility of the shares in particular in the context of call options.

- Characteristics of the shares to be repurchased by the Company upon authorisation by the general shareholders' meeting: shares of EADS, a company listed on the *marché Eurolist* of Euronext Paris S.A., on the Amtlicher Handel market of the Frankfurt Securities Exchange *("Frankfurter Wertpapierbörse")* and on the Madrid, Bilbao, Barcelona and Valencia Stock Exchanges.

- DaimlerChrysler, DC KG, the French State, Lagardère, SEPI, SOGEADE and SOGEPA will retain all of their rights, depending on the circumstances, to sell their available EADS shares to EADS as part of this share buy-back programme.

- Maximum purchase price per share: €70.

- **Term of the share buy-back programme:** this share repurchase programme shall be valid until 4th November 2007 inclusive, i.e., the date of expiry of the authorisation requested from the Annual General Meeting of 4th May 2006. One of the main aims of this EADS share repurchase programme is linked to the possible exercise by EADS Group employees of stock options granted to them in 2000, 2001 and 2002, it is currently intended (i) that such a programme be continued and renewed so that it expires on 9th August 2012 (8th August 2012 being the latest date upon which an employee of the EADS Group may exercise all or part of his/her stock options granted in 2002) and (ii) that the EADS annual general meeting be asked to renew the authorisations until such date.

- **Declaration by the Company of transactions carried out in relation to its own shares from 11th May 2005 to the date of this document:**

Percentage of share capital held directly and indirectly:	1.79%
Number of shares cancelled during the last 24 months:	7,023,040
Number of shares held in portfolio:	14,686,270*
Book value of portfolio:	€m 277.9
Market value of portfolio:	€m 470.25

(*) *11 million of repurchased shares are being lent to a top ranking French financial institution within the framework of a securities lending agreement implemented as from 10th April to 2nd May 2006 inclusive.*

The 1,843,814 EADS shares held by EADS at the date of the entry into force of EC Regulation n° 2273/2003 of 22nd December 2003 on 13th October 2004 and still held by EADS at the date of this document shall be, in order of decreasing priority, either (i) cancelled pursuant to a decision to be made, according to Dutch law, by an EADS annual general meeting, to avoid the dilution effect related to certain share capital increases for cash carried out, during the fiscal year preceding such annual general meeting, in the context of an EADS employee share ownership programme and/or upon the exercise of stock options granted to certain EADS Group employees, or (ii) kept in order to allow the performance of certain obligations described within the aims of the share repurchase programme referred to in this document, or (iii) used for exchange or payment in the framework of a potential external growth transaction, or (iv) sold in the context of a liquidity agreement in compliance with the provisions of Instruction AMF No. 2005-07.

In addition, it is envisaged that the EADS Annual General Meeting to be held on 4th May 2006 be requested to decide upon the cancellation of 6,656,970 repurchased shares to avoid the dilution effect related to the share capital increases for cash carried out (i) in the context of an EADS employee share ownership programme for 2005, the terms and characteristics of which are described in a prospectus approved by the AMF on 4th May 2005 under number 05-353, in an amount of 50% of the shares issued in such context (representing 969,155 shares) and (ii) upon the exercise in 2005 of stock options granted to certain EADS Group employees in 2000, 2001 and 2002 in an amount of 100% of the shares issued in such context (representing 5,687,815 shares).

As of the date of this document, EADS has not entered into any liquidity agreement with an independent investment services provider in the context of this share repurchase programme.

In the context of this share repurchase programme, EADS used derivative financial instruments (see below). These derivative financial instruments (call options) have the characteristics set out in the table below.

	Gross cumulative flows		Opening positions as of the date of this document			
	Purchases	Sales / Transfers (Exercise of Option)	Opening Position on the Purchase		Opening Position on the Sale	
Number of Shares	9,781,376	-	Call purchased 9,455,727	Forward sale	Call purchased	Sale
Average Maximum Maturity Date*			9th August 2012	-	-	-
Average Price of the Transaction*		-				
Average Exercise Price*		-	-	-	-	-
Total	€203,126,671	-				

(*) *See "Part 1 / 2.3.3 Options Granted to Employees".*

A share repurchase programme is being implemented since 2004 in order to avoid the dilution effect related to the share capital increases in cash which would result from the exercise of the stock options granted to certain employees of the EADS Group in 2000, 2001 and 2002. This share repurchase programme is implemented according to the neutral delta method as a means of repurchase in order to compensate for the dilution effect of such stock option plans as approved by the Board of Directors on 5th December 2002 and 10th October 2003.

In relation to this repurchase programme, EADS entered into the following agreements: (i) call options agreements allowing EADS to acquire from a top ranking French bank a number of EADS' shares equal to the number of shares to be created as a result of the exercise of stock options granted to certain employees of the EADS Group in 2000, 2001 and 2002, and (ii) swap agreements for the periodical adjustment of an amount in cash equal to the premiums paid by EADS to a top ranking French bank pursuant to the call options agreements, in accordance with the neutral delta method.

Pursuant to these agreements, the call options which EADS acquired from a top ranking French bank, have the same terms (as to exercise prices, exercise dates, quantities and expiry dates) as the stock options granted pursuant to the 2000, 2001 and 2002 stock option plans. If the EADS share price increases, the top ranking French bank must buy the number of EADS shares which then derived from the increase in price according to the delta neutral method formula. The total amount paid for these shares by the top ranking French bank corresponds to the financial charge borne by EADS, as determined from the variable amounts in the swap agreement. On the other hand, in the case of a reduction in the EADS share price, the top ranking French bank must sell a number of EADS shares which derived from the reduction in the share price according to the neutral delta method formula. The total amount received by the top ranking French bank for the sale of these shares corresponds to the financial revenues received by EADS as determined from the variable amounts in the swap contract. Under these conditions, the final amount due as a result of the purchases of the call options is only known at the time of the payment as determined from the last variable amount of the swap contract.

The structure of the transaction aims at covering off the dilution effect and the price risk for EADS linked to the exercise of stock options granted to certain EADS Group employees in 2000, 2001 and 2002.

Within this context, EADS uses the internal control procedures put in place by the Company in order to ensure the reliability of the management of the risks linked to these call options and swap. The procedures and tools for reporting have been set up, the responsibility and powers have been delegated to the Finance and Treasury department of EADS which has responsibility for all operational decisions and all activities within its competence. The relevant competent bodies within the organisation must be made aware of all substantial transactions, activities and risks.

From an accounting standpoint, the call options qualify as equity instruments, provided that they are physically settled in EADS' own stock (IAS 32.16). The initial accounting led to a reduction in cash balances for the premiums paid and in stockholder's equity for the same corresponding amount. With each variable payment made in application of the delta neutral method formula, there is a corresponding impact on cash and on equity to reflect the cumulative premiums paid on the call options. Upon exercise of the call options, EADS decreases cash by the amount paid (strike price times number of options) and deducts treasury shares from shareholder's equity. Variations in the market value of the call options are not recognised in the financial statements. All such transactions are therefore neutral on the income statement.

The top ranking French bank has contractually undertaken to comply with the regulations in force in relation to repurchase procedures applicable to EADS and in particular the provisions of Articles 241-1 to 241-6 and 631-1 *et seq.* of the General Regulations of the AMF.

3.4 Dividends

3.4.1 Dividends and Cash Distributions Paid Since the Incorporation of the Company

A cash distribution was paid in respect of the years 2000 and 2001 for a gross amount of €0.50 per share respectively on 27th June 2001 and 28th June 2002. In respect of the years 2002 and 2003, a cash distribution was paid for a gross amount of €0.30 per share and €0.40 per share respectively paid on 12th June 2003 and 4th June 2004.

A cash distribution was paid in respect of the year 2004 for a gross amount of €0.50 per share and paid on 8th June 2005.

3.4.2 Dividend Policy of EADS

The Board of Directors will recommend to the annual shareholders' meeting of EADS called for 4th May 2006 the level of attribution to reserves, and a cash distribution of a gross amount of €0.65 per share with respect to the year 2005.

The amount of the proposed cash distribution, up for the third consecutive year, results from the Company's performance during the year 2005. This distribution level also reflects Management's confidence in the Company's future earnings as the strength of the commercial aviation cycle – particularly due to Asian demand, and the increasing profitability of defence and space activities suggest sustained growth.

Looking forward, EADS' Board of Directors has adapted its distribution policy, reflecting the belief that continuity and growth of dividends are desirable shareholder objectives, subject to factors such as EADS' distribution capacity arising from performance, its priorities for cash utilisation and future prospects. However, no assurance may be given in respect of the proposed dividend levels for the years 2006 onwards. (See also "3.1.9 Allocation and Distribution of Income").

3.4.3 Unclaimed Dividends

Pursuant to Article 31 of the Articles of Association, the claim for payment of a dividend or other distribution approved by the general meeting shall lapse five years after the day on which such claim becomes due and payable.

The claim for payment of interim dividends shall lapse five years after the day on which the claim for payment of the dividend against which the dividend could be distributed becomes due and payable.

3.4.4 Taxation

The statements below represent a broad analysis of the present Netherlands tax laws. The description is limited to the material tax implications for a holder of the Company's shares (the "**Shares**") who is not, or is not treated as, a resident of the Netherlands for Netherlands tax purposes (a "**Non-Resident Holder**"). Certain categories of holders of the Company's shares may be subject to special rules which are not addressed below and which may be substantially different from the general rules described below. Investors who are in doubt as to their tax position in the Netherlands and in their state of residence should consult their professional advisors.

Withholding Tax on Dividends

In general, a dividend distributed by the Company in respect of Shares will be subject to a withholding tax imposed by the Netherlands at a statutory rate of 25%. Dividends include dividends in cash or in kind, deemed and constructive dividends, repayment of paid-in capital not recognised as capital for Netherlands dividend withholding tax purposes, and liquidation proceeds in excess of the average paid-in capital recognised as capital for Netherlands dividend withholding tax purposes. Stock dividends paid out of the Company's paid-in-share premium, recognised as capital for Netherlands dividend withholding tax purposes, will not be subject to this withholding tax.

A Non-Resident Holder of Shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax convention that is in effect between the Netherlands and the Non-Resident Holder's country of residence. The Netherlands has concluded such conventions with the U.S., Canada, Switzerland, Japan, almost all European Union member states and other countries.

French, German, and Spanish Tax Treaties

Under the Convention between the Republic of France and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, concluded 16th March 1973, the Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the Avoidance of Double Taxation with respect to Income and Capital and Various Other Taxes and for the Regulation of Other Questions relating to Taxation, concluded 16th June 1959 or the Convention between the Government of the State of Spain and the Government of the Kingdom of the Netherlands for the Avoidance of Double Taxation with respect to Taxes on Income and Capital, concluded 16th June 1971, dividends paid by the Company to a Non Resident Holder that is a resident of France, Germany or Spain as defined in the respective Convention are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, provided that the dividends are not attributable to an enterprise or part thereof which is carried on through a permanent establishment or permanent representative in the Netherlands.

Withholding Tax on Sale or Other Dispositions of Shares

Payments on the sale or other dispositions of Shares will not be subject to Netherlands withholding tax, unless the sale or other disposition is, or is deemed to be, made to the Company or a direct or indirect subsidiary of the Company. A redemption or sale to the Company or a direct or indirect subsidiary of the Company will be treated as a dividend and will in principle be subject to the rules set forth in "Withholding Tax on Dividends" above.

Taxes on Income and Capital Gains

A Non-Resident Holder who receives dividends distributed by the Company on Shares or who realizes a gain from the sale or disposition of Shares, will not be subject to Netherlands taxation on income or capital gains unless:

- such income or gain is attributable to an enterprise or part thereof which is either effectively managed in the Netherlands or carried on through a permanent establishment *("vaste inrichting")* or permanent representative *("vaste vertegenwoordiger")* in the Netherlands; or

- the Non-Resident Holder is not an individual and the Non-Resident Holder has, directly or indirectly, a substantial interest *("aanmerkelijk belang")* or a deemed substantial interest in the Company and such interest does not form part of the assets of an enterprise, or
- the Non-Resident Holder is an individual and (i) the Non-Resident Holder has, directly or indirectly, a substantial interest *("aanmerkelijk belang")* or a deemed substantial interest in the Company and such interest does not form part of the assets of an enterprise, or (ii) such income or gain qualifies as income from miscellaneous activities *("belastbaar resultaat uit verage werkzaamheden")* in the Netherlands as defined in the Dutch Income Tax Act 2001 *("Wet inkomstenbelasting 2001")*.

Generally, a Non-Resident Holder of Shares will not have a substantial interest in the Company's share capital, unless the Non-Resident Holder, alone or together with certain related persons holds, jointly or severally and directly or indirectly, Shares in the Company, or a right to acquire Shares in the Company representing 5% or more of the Company's total issued and outstanding share capital or any class thereof. A deemed substantial interest exists if all or part of a substantial interest has been or is deemed to have been disposed of with application of a roll-over relief.

Gift or Inheritance Taxes

Netherlands gift or inheritance taxes will not be levied on the transfer of Shares by way of gift, or upon the death of a Non-Resident Holder, unless:

- the transfer is made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands; or
- the Shares are attributable to an enterprise or part thereof that is either effectively managed in the Netherlands or carried on through a permanent establishment or a permanent representative in the Netherlands.

Value-Added Tax

No Netherlands value-added tax is imposed on dividends on the Shares or on the transfer of the Shares.

Other Taxes and Duties

There is no Dutch registration tax, transfer tax, capital tax, stamp duty or any other similar tax or duty other than court fees payable in the Netherlands in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including any foreign judgment in the courts of the Netherlands) with respect to the dividends relating to the Shares or on the transfer of the Shares.

Residence

A Non-Resident Holder will not become resident, or be deemed to be resident, in the Netherlands solely as a result of holding a Share or of the execution, performance, delivery and/or enforcement of rights in respect of the Shares.

3.5 Annual Securities Disclosure Report

The list of the following announcements comprises the regulatory disclosures relating to price sensitive information which can be accessed through the Company's website at www.eads.com:

First Quarter 2005 Results press release	9th May 2005
First Half 2005 Results press release	27th July 2005
Third Quarter 2005 Results press release	9th November 2005
2005 Annual Results press release	8th March 2006
Press Release – "DaimlerChrysler and Lagardère reduced their respective stake in EADS by 7.5%"	4th April 2006

In addition, EADS publishes announcements made in the ordinary course of business which are also available through its website at www.eads.com.

This section constitutes the annual securities disclosure report in application Article 10 of the EC Directive 2003/71.

4 Entity Responsible for the Registration Document

4.1 Entity Responsible for the Registration Document

EADS.

4.2 Statement of the Entity Responsible for the Registration Document

The Company declares that, having taken all reasonable care to ensure that such is the case, the information contained in the Registration Document is, to the best of the Company's knowledge, in accordance with the facts and contains no omission likely to affect its import.

EADS represented by:

Thomas Enders
Chief Executive Officer

Noël Forgeard
Chief Executive Officer

4.3 Information Policy

Details of the person responsible for information:

Mr. Pierre de Bausset
Senior Vice President Investor Relations and Financial Communication

EADS
81663 Munich
Germany
Telephone: + 49 89 607 34113
Fax: + 49 89 607 34110
E-mail: ir@eads.com

A website, www.eads.com, provides a wide range of information on the Company, including the Board of Directors Report. Additionally, for the life of this Registration Document, copies of EADS's Articles of Association and any reports, letters, other documents, historical financial information, valuations or statements prepared by any expert at EADS' request that are included or referred to herein, as well as EADS' historical financial information and historical financial information with respect to EADS' subsidiary undertakings for 2005 and 2004, may be inspected at EADS' registered office at: European Aeronautic Defence and Space Company EADS N.V., Le Carré, Beechavenue 130-132, 1119 PR, Schiphol-Rijk, the Netherlands, Seat *(statutaire zetel):* Amsterdam, Tel: +31 20 655 48 00.

Special toll-free hotlines are available to shareholders in France (0 800 01 2001), Germany (00 800 00 02 2002) and Spain (00 800 00 02 2002). An e-mail box is dedicated to shareholders' messages: ir@eads.com.

4.4 Undertakings of the Company Regarding Information

Given the fact that the shares of the Company are listed on the *Marché Eurolist* of Euronext Paris SA (the "**Paris Stock Exchange**"), in *amtlicher Markt* (in the sub-segment *Prime Standard*) on the *Frankfurter Wertpapierbörse* (the "**Frankfurt Stock Exchange**") and on the Madrid, Bilbao, Barcelona and Valencia Stock Exchanges (the "**Spanish Stock Exchanges**"), the Company is subject to certain laws and regulations applicable in France, Germany and Spain in relation to information, the main ones of which are summarised in "3.1.3 Governing Law — Dutch Regulations".

Designed & Produced by: Labrador 00 33 1 53 06 30 80

Cover image
Airbus A380

European Aeronautic Defence and Space Company EADS N.V.
Le Carré, Beechavenue 130-132
1119 PR Schiphol-Rijk
The Netherlands

www.eads.com

This document is also available at the following addresses:
European Aeronautic
Defence and Space Company
EADS N.V.

In France
37, boulevard de Montmorency
75781 Paris cedex 16 - France

In Germany
81663 Munich - Germany

In Spain
Avenida de Aragón 404
28022 Madrid - Spain

